As filed with the Securities and Exchange Commission on August 1, 2014

No. 333-196996

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VWR Corporation

(Exact name of registrant as specified in its charter)

Delaware	5040	26-0237871
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Radnor Corporate Center

Building One, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 386-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

George Van Kula

Senior Vice President, Human Resources, General Counsel and Secretary

Radnor Corporate Center

Building One, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 386-1700

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C.	Jonathan A. Schaffzin William J. Miller
Kirkland & Ellis LLP	Cahill Gordon & Reindel LLP
300 North LaSalle	80 Pine Street
Chicago, Illinois 60654	New York, New York 10005
(312) 862-2000	(212) 701-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Offering Price (1)(2)	Amount of Registration Fee (3)
Common Stock, $0.01 par value per share	$100,000,000	$12,880.00

(1)	Includes the offering price of the shares of common stock that may be sold if the underwriters exercise their option to purchase additional shares.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.
(3)	This amount was previously paid in connection with the initial filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion

Preliminary Prospectus dated August 1, 2014

PROSPECTUS

            Shares

VWR Corporation

Common Stock

This is the initial public offering of shares of common stock of VWR Corporation. We are offering              shares of our common stock. No public market currently exists for our common stock.

We intend to apply to list our common stock on              under the symbol “        .” Upon completion of this offering, we will be a “controlled company,” as defined in the              corporate governance rules.

We expect the public offering price to be between $         and $         per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 18 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us (1)	$	$

(1)	See “Underwriting (Conflicts of Interest).”

The underwriters may also exercise their option to purchase up to             additional shares from us at the initial public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2014.

BofA Merrill Lynch	Goldman, Sachs & Co.	J.P. Morgan

Barclays	Deutsche Bank Securities

Citigroup	Jefferies	William Blair

Cowen and Company	Mizuho Securities	SMBC Nikko

The date of this prospectus is                     , 2014.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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MARKET, RANKING AND OTHER INDUSTRY DATA

This prospectus includes industry data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent industry publications and surveys and other information available to us. The data included in this prospectus regarding our market share position in the laboratory products market is based on our 2013 net sales as compared to other participants in such market. Our belief that we have the #1 market share position in Europe and the #2 market share position in North America in the $39 billion global laboratory products market is based primarily upon our experience within this market, its competitive landscape and our internal estimates as to the revenues generated in 2013 by our principal competitors from the sale of laboratory products, services and solutions. We have made certain adjustments to the financial information publicly reported by these principal competitors to exclude revenues generated from the sale of certain other medical products to the European and North American markets. Similarly, our belief that we have the broadest Pan-European platform is based on a comparison of the number of countries that we serve versus our principal competitor as estimated by us based on customer feedback. The industry publications we reference herein include Frost & Sullivan’s 2013 Annual Report: Forecast and Analysis of the Global Market for Laboratory Products (published October 2013) and 2014 Mid-year Report: Forecast and Analysis of the Global Market for Laboratory Products (published April 2014) and R&D Magazine’s 2014 Global R&D Funding Forecast (published December 2013). References in this prospectus to the $39 billion global laboratory products market are based upon the global sales of laboratory products in 2013, as calculated by Frost & Sullivan. References in this prospectus to size of the laboratory services market and the laboratory chemicals market are based upon the global 2013 sales into such markets as calculated by Frost & Sullivan in a report commissioned by us titled Market Size of Global and U.S. Laboratory Services Market and Laboratory Chemicals Market Clarification (commissioned July 2014). References in this prospectus to the estimated $1.6 trillion global investment in research and development in 2014, including spending in such industries as life science (approximately $200 billion), energy ($20 billion) and chemistry and advanced materials (approximately $45 billion), are based upon estimates provided by R&D Magazine. Forecasts for 2014 research and development spending growth rates within the range of 3.1% to 4.8% with respect to the abovementioned industries are also based on data provided by R&D Magazine.

Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

NON–GAAP FINANCIAL MEASURES

We have included both financial measures compiled in accordance with generally accepted accounting principles in the United States (“GAAP”) and certain non-GAAP financial measures in this registration statement, of which this prospectus forms a part, including Adjusted EBITDA and Adjusted Net Income (the “Non-GAAP Measures”) and ratios derived therefrom. These Non-GAAP Measures, as presented in this prospectus, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. These Non-GAAP Measures are not measures of our financial performance under GAAP and should not be considered as alternatives to net sales, net income or loss or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of liquidity.

We calculate Adjusted EBITDA by adjusting net income or loss for the following items: (i) interest expense, net of interest income, (ii) income tax provision or benefit, (iii) depreciation and amortization,

ii

(iv) foreign currency translation gains or losses relating to financing activities, (v) foreign currency transaction gains or losses relating to financing activities, (vi) losses on extinguishment of debt, (vii) charges associated with restructurings and other cost reduction initiatives, (viii) charges associated with executive departures, (ix) impairment charges, (x) share-based compensation expense and (xi) other costs or credits that are either isolated or cannot be expected to recur with any regularity or predictability.

We calculate Adjusted Net Income by first adjusting net income or loss for the following items: (i) amortization of acquired intangible assets, (ii) foreign currency translation gains or losses relating to financing activities, (iii) foreign currency transaction gains or losses relating to financing activities, (iv) losses on extinguishment of debt, (v) charges associated with restructurings and other cost reduction initiatives, (vi) charges associated with executive departures, (vii) impairment charges, (viii) share-based compensation expense and (ix) other costs or credits that are either isolated or cannot be expected to recur with any regularity or predictability. From this amount, we then add or subtract an assumed incremental income tax impact on the above noted pre-tax adjustments, using estimated tax rates, to arrive at Adjusted Net Income.

We believe the presentation of these Non-GAAP Measures enhances an investor’s understanding of our financial performance as it provides investors with a useful tool for assessing the comparability between periods of our operating performance and our ability to generate cash from operations sufficient to pay taxes, to service debt and to undertake capital expenditures. We consider these Non-GAAP Measures to be key indicators of our operating performance and use them for planning purposes and in measuring our performance relative to that of our competitors. We believe that Non-GAAP Measures are useful financial metrics to assess our operating performance from period to period by excluding certain items that we believe are not representative of our core business. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our Non-GAAP Measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	the Non-GAAP Measures do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our debt and capital lease obligations;

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization charges are non-cash in nature, the assets being depreciated and amortized will often have to be replaced in the future, and our Non-GAAP Measures do not reflect the cash requirements to acquire or replace intangible assets or, in the case of Adjusted EBITDA, property and equipment;

•	the Non-GAAP Measures do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	the Non-GAAP Measures include adjustments that represented a cash expense or that represented a non-cash charge that may relate to a future cash expense, and some of these expenses are of a type that we expect to incur in the future, although we cannot predict the amount of any such future charges.

Because of these limitations, these Non-GAAP Measures should not be considered as a replacement for net income or loss or as measures of discretionary cash available to us to service our indebtedness or invest in our business. We compensate for these limitations by relying primarily on our GAAP results and using Non-GAAP Measures only for supplemental purposes.

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PROSPECTUS SUMMARY

The following summary highlights selected information about this offering and our business. It does not contain all of the information that may be important to you. You should read this entire prospectus, including the information described under the heading “Risk Factors” and the consolidated financial statements and related notes contained in this prospectus, before deciding to invest in our stock. Some of the statements in this prospectus constitute forward-looking statements. See “Cautionary Factors Regarding Forward-Looking Statements.” Please see “Market, Ranking and Other Industry Data” for important information as to how we determined our competitive position and other industry data set forth in this prospectus.

Except as otherwise stated or required by the context, references in this prospectus to: (i) the “Company,” “VWR,” “we,” “us” and “our” refer to VWR Corporation (formerly known as VWR Investors, Inc.) and its consolidated subsidiaries; (ii) “Sponsors” collectively refers to the general partners of our largest equity investors, Madison Dearborn Partners, LLC (“Madison Dearborn Partners”) and Avista Capital Partners, L.P. (“Avista”); and (iii) our recent acquisitions are identified by reference to the defined terms as set forth in Note 5 to our annual consolidated financial statements included elsewhere in this prospectus.

Our Company

We are a leading, independent provider of laboratory products, services and solutions to the global life science, general research and applied markets. We have the #1 market share position in Europe with the broadest Pan-European platform and the #2 market share position in North America in the $39 billion global laboratory products market. We also have operations in Asia-Pacific and other key emerging markets to support our multinational customers across the globe. We serve a critical role in connecting over 300,000 customer sites with over 4,000 core laboratory product suppliers across multiple industries and geographies. We offer one of the broadest portfolios of branded and private label laboratory products and a full range of value-added services, including custom manufacturing, to meet our customers’ needs. We offer over three million unique products and have developed an extensive global infrastructure comprised of over 160 facilities and approximately 4,000 sales and service-focused professionals. We deliver value to our customers by improving the costs, efficiency and effectiveness of their research laboratories and production operations. We deliver value to our suppliers by providing them with cost-effective channel access to a global and diverse customer base.

Our portfolio includes chemicals, reagents, consumables, durable products and scientific equipment and instruments with a range of complexity and sophistication. We offer most of the leading branded products in the customer segments we serve. Our private label products enhance our branded product offerings by providing additional choice at varying price points to our customers. We complement our branded and private label product portfolio with value-added service offerings marketed under the “VWRCATALYST” brand, including sourcing and procurement, logistics, chemical and equipment tracking and sample management. We have recently expanded our service offerings to include more complex scientific research support services, such as DNA extraction, bioreactor servicing and compound management. In addition, we offer custom manufacturing solutions, including buffers, reagents and other chemicals used in biopharmaceutical and industrial applications and production processes. We believe these growing value-added service offerings integrate us within our customers’ critical operational processes and further differentiate our value proposition from that of our competitors. We believe our range of offerings and capabilities enhances our ability to expand our addressable market and gain market share leading to incremental net sales and profits.

Over our 162-year history, we have built longstanding and extensive customer relationships. We provided solutions to over 120,000 customers in 2013, including 227 Fortune 500 companies, approximately 4,500 leading academic institutions and thousands of smaller businesses in multiple industries. Our broad and diverse customer base includes pharmaceutical, biotechnology, agricultural, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical companies, as well as educational and governmental institutions. Our global infrastructure and extensive inventory enable us to serve our customers in and across multiple geographies, and our local presence enables us to provide them with tailored expertise and support. We have developed global strategic relationships with our largest customers through which we centrally manage and actively collaborate with them, help optimize the efficiency of their research, production and procurement activities and support them with dedicated on-site professionals and technicians. Because we source substantially all of our products from third-parties, we are independent and able to provide our customers with access to an unbiased and broad selection of products.

We also have longstanding and extensive supplier relationships and serve as the largest, independent channel in the laboratory products market for many of our suppliers. Our supplier base is comprised of over 4,000 core laboratory product suppliers located across the globe. In 2013, our five largest suppliers were Corning, Eppendorf, GE Healthcare, Merck KGaA and Thermo Fisher Scientific. We strive to maintain strong relationships with our suppliers, and most of our larger suppliers have been with us for more than 20 years. We are also an important market channel for thousands of specialized manufacturers of complex and sophisticated scientific tools. Our suppliers rely upon our global network to reach a diverse customer base and minimize the need for in-house distribution capabilities, thereby enabling them to allocate more resources to their core competencies. Our strategy within our manufacturing operations is to generally avoid competing with our suppliers’ product offerings. We believe that this independence is valued by our suppliers.

Our global infrastructure consists of over 160 facilities located in 34 countries, which enable us to deliver a broad array of products to our customers generally within 24 to 48 hours. We also have approximately 3,000 sales and sales support professionals operating locally and managing comprehensive industry-specific marketing programs, emphasizing tailored catalogs, websites and direct mailings in multiple languages. Our two low-cost offshore captive service centers employ an additional 800 associates who provide commercial and administrative support services to us, our customers and suppliers. We have made significant investments in our infrastructure, including approximately $70 million to recently expand and upgrade distribution facilities and implement a common enterprise resource planning and global website platform. During 2013, on average we processed approximately 16,000 customer orders per day, with an average order size of approximately $700. Approximately 50% of our customer orders came from our e-commerce platforms, including many from customers that have an e-commerce integration with us. We believe our global infrastructure and our longstanding customer and supplier relationships provide us with a sustainable competitive advantage given the significant time and costs required to develop and maintain them. We expect to continue to benefit from our global infrastructure and capabilities as we execute on our growth strategies.

Our growth strategies include expanding our global strategic relationships, developing complementary new products and services, expanding our customer and supplier base, implementing our best practices across our operations, broadening our offering to underserved customer segments markets and executing our targeted acquisition strategy. We generated net sales of $1,056.6 million, Adjusted EBITDA of $111.7 million, Adjusted Net Income of $36.5 million and net income of $17.4 million for the three months ended March 31, 2014. We generated net sales of $4,187.8 million, Adjusted EBITDA of $418.5 million, Adjusted Net Income of $123.6 million and net income of $14.1 million for the year ended December 31, 2013. Since 2006, the year prior to our acquisition by the Sponsors, we have been able to increase net sales and Adjusted EBITDA at a 3.7% and 8.6% compound annual growth rate, respectively, and we have improved our Adjusted EBITDA margin from 7.2% to 10.0% through 2013. See “—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” for the definitions of Adjusted EBITDA and Adjusted Net Income, the reason for their inclusion and a reconciliation from net income or loss to both Adjusted EBITDA and Adjusted Net Income.

Industry Overview

We operate primarily in the global life science, general research and applied markets, which include customers in the traditional pharmaceutical sector as well as the biotechnology sector (collectively referred to as “Biopharma”), as well as industries such as agriculture, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical. Our product offering to these customers has primarily consisted of laboratory products, which we estimate generated $39 billion of global sales in 2013 based on Frost & Sullivan estimates, and continues to be our largest single market. According to Frost & Sullivan, the global laboratory products market is projected to continue to expand by approximately 2% annually through 2015. We recently began offering additional complex value-added services in the laboratory services market, which Frost & Sullivan estimated in a study commissioned by us to be approximately $4 billion in 2013 and growing in the high single to low teens digits. We have also expanded our internal manufacturing capabilities to complement our product and service portfolio and broaden our offering to our customers. Further, we are expanding our offering of products and services in sectors such as certain production and industrial segments. As a result of the addition of these new services and customer categories, we believe we have expanded our total addressable market.

The global laboratory products market is highly fragmented. We estimate that its two largest participants, us and the laboratory product distribution and service business of Thermo Fisher Scientific, accounted for approximately 25% of this market’s aggregate revenues in 2013. Most other participants are either regional and specialty distributors or manufacturers that sell directly to their customers. Due to the large number of laboratory product suppliers and distributors, customers have historically been required to maintain a complex procurement infrastructure in order to source their desired products. Customers are increasingly seeking to reduce the total cost of procurement by eliminating complexity and improving the effectiveness of their supply chain by utilizing a full service platform such as VWR.

We believe there are several key trends impacting our customers, suppliers and our customer segments that will drive increased demand for our products and services:

•	Continued globalization of our largest customers. As our largest customers across all industry sectors grow and expand their research operations geographically, we believe they will further turn to suppliers that have the scale and global reach to address their needs across all geographies. Additionally, many of our multinational customers are centralizing and standardizing core research procurement and other processes and are consolidating the number of suppliers of products and related services with whom they do business.

•	Positive research and development trends in life science. Based on R&D Magazine, we estimate that global investment in research and development will approximate $1.6 trillion in 2014 and that spending across life science in 2013 was approximately $200 billion, of which 85% came from Biopharma. Life science spending grew at a compound annual growth rate of approximately 3% since 2011 and this spending is expected to continue to grow at a similar rate in 2014. Within the Biopharma industry, we serve large Biopharma companies as well as early-stage biotechnology companies, contract research organizations and academic institutions, which have been growing at a higher rate than the larger pharmaceutical companies as a whole and we expect this trend to continue. We believe these early-stage biotechnology companies and institutions are generally more reliant upon solution providers like us due to their limited resources in procurement and focus on core research operations.

•

Increase in research and development in applied markets. The estimated $1.6 trillion of global research and development spending in 2014 includes spending in various applied markets such as energy of approximately $20 billion and chemistry and advanced materials of approximately $45 billion. According to R&D Magazine, forecasted 2014 growth rates within the foregoing industries are expected to be approximately 5.0%. We provide laboratory products and services to companies across these industries in the geographies we serve with our global network. We believe we are well positioned to address the needs of these customers based on our infrastructure, broad product portfolio and ability to provide value-added services.

•	Heightened regulation and public scrutiny in applied markets. The industries we serve are increasingly subject to heightened regulation and public scrutiny in the United States and globally in a number of areas, including clinical operations, post-marketing drug safety reporting, environmental impact and quality control activities around manufacturing operations. For example, recent highly publicized food quality outbreaks have intensified scrutiny on food safety and the REACH legislation in Europe, which became effective on June 1, 2007, requires manufacturers and end-users of certain chemicals to adopt additional safety, testing and reporting measures. We believe the increased scrutiny both by regulatory agencies and the public are driving an increase in demand for laboratory testing products and services in these industries.

•	Recent increase in biotechnology research activity. Demand for laboratory products and services has been positively impacted by recent increases in early-stage biotechnology funding driven by new scientific breakthroughs and their commercial promise such as development of targeted therapeutics and applications for genomics. Our biotechnology customers often lack the laboratory operations of large, multinational corporations, and our expertise in this area helps them to complement their resources and manage complexity. Spending in research by these companies and institutions has provided an increase in demand for the full breadth of laboratory products and services.

•	Current government and education budgets. The improving budgetary situations in North America and Europe create a positive funding environment for research and educational spending across our government and academic customer bases. For example, the recent federal budget approved by the U.S. Congress in January 2014 included a 3.5% increase in funding for the National Institutes of Health. Additionally, the European Parliament approved in November 2013 the Horizon 2020 research funding initiative, which allocated €80 billion of spending through 2020 to research areas including basic science, researcher mobility, large infrastructure projects and emerging industrial technologies. As budgetary conditions in these geographies continue to improve, we would expect our government and education customer bases to increase spending on science education, basic science and more complex research activities.

Competitive Strengths

We believe we are well positioned to capitalize on key trends occurring in the life science, general research and applied markets as a result of the following competitive strengths:

Global scale and leading positions in attractive markets. We have the #1 market position in Europe and the #2 market position in North America in the $39 billion global laboratory products market. We have the broadest Pan-European platform, which enables us to reach customers throughout Europe with industry-leading efficiency and service levels. We are able to serve our customers on a worldwide basis utilizing our global infrastructure, which includes over 4.5 million square feet of distribution and manufacturing space strategically located in approximately 50 cities worldwide. We operate primarily in North America and Europe, as well as select emerging markets that are most critical to our customers, including Asia-Pacific, Eastern Europe and Central and South America. We believe our global infrastructure provides us with a competitive advantage in offering a comprehensive laboratory solution to our customers as they continue to expand globally and consolidate supplier relationships.

Unparalleled customer access. During 2013, we shipped products to more than 300,000 customer sites globally, and believe we are the only company in the laboratory products market reaching customers located in over 175 countries. We offer our suppliers access to our broad and diverse customer base, which includes Biopharma, agriculture, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical companies, as well as educational and governmental institutions. We are the primary supplier of laboratory products to many Fortune 500 and leading European companies, including a majority of the world’s 20 largest pharmaceutical companies as well as leading academic institutions. By utilizing our global infrastructure, both large multinational and specialized smaller suppliers have immediate worldwide access to thousands of potential end users of their products.

Depth of product and service offering. We provide our customers with access to an industry-leading portfolio of over three million unique products at various price levels and offer them numerous value-added services. We offer a broad and unbiased selection of branded, private label and internally manufactured products, allowing for a “best-of-breed” procurement strategy. For example, we are able to provide the full suite of products necessary to perform a wide range of scientific workflows, in areas such as genomics, proteomics, cell biology and microbiology. We continue to expand our VWRCATALYST branded suite of value-added services, including research support, laboratory services and operational services. In most cases, we integrate these services with our product solutions to enable us to offer a comprehensive laboratory solution to our global strategic customers.

Tailored marketing strategies. We have developed customer segment-focused marketing strategies that enable our customers to efficiently identify and access their relevant product needs in multiple languages. For example, we have developed a wide variety of customer segment catalogs and specialized capabilities on our websites resulting in a personalized purchasing experience for customers. Our websites utilize enhanced search analytics and feature personalized search tools, customer specific web solutions as well as enhanced data on over 1.7 million products, all of which allow us to optimize the online purchasing experience.

Large and focused direct selling organization. We have a large and experienced team of approximately 3,000 sales and sales support professionals providing multi-brand solutions worldwide. Our sales force includes approximately 320 specialists serving areas such as life science, chromatography, production chemicals and furniture and is relied upon by multiple suppliers as the primary commercial organization responsible for promotion of their products. Our two low-cost offshore captive service centers employ an additional 800 associates who provide commercial and administrative support services to us and our customers and suppliers. Our sales associates develop dedicated relationships by frequently meeting with existing and new customers, providing advice on the broad spectrum of our products and creating solutions for our customers’ complex product and service needs. The deep industry knowledge of our dedicated sales, sales support and marketing resources within each of our customer segments allows us to understand our customers’ needs and provide them with value-added solutions.

Strong track record of identifying and successfully integrating acquisitions. Since June 30, 2007, we have invested over $500 million to acquire and successfully integrate 34 businesses, which have strengthened our existing market positions, expanded our geographic presence and broadened our product offerings. For example, in February 2011, we acquired AMRESCO, which strengthened our portfolio of biochemicals, diagnostics, chemicals and reagents, and in June 2012, we acquired basan GmbH, which expanded our presence and clean room product portfolio in Europe and Asia. We also have a proven capability of completing acquisitions in emerging markets. As a result of recent investments in our information technology and distribution infrastructure, we have the capability to rapidly integrate additional acquisitions as we continue to consolidate the fragmented laboratory products industry. We are typically able to improve the growth and the profitability of acquired businesses by providing them with access to our global platform and integrating them into our enterprise resource planning and web systems, streamlining various back-office functions and consolidating facilities when appropriate.

Attractive financial profile. Our business is characterized by stable and recurring revenues, the ability to achieve operating leverage and strong cash flow generation. Most of our products are consumable in nature and are generally sold on a recurring basis. In 2013, consumable products and value-added services accounted for approximately 80% of our net sales. We believe our business benefits from operating leverage due to the capacity and efficiency of our infrastructure, which allows us to achieve margin improvement with an increasing revenue base. Our business generates strong cash flow, which we expect to further improve as a result of the completion of a major infrastructure improvement program commenced in 2012, our low ongoing capital expenditure requirements and reduced interest expense.

Experienced management team with proven track record. Our six-member senior executive team has an average of 18 years of industry experience and an average of ten years of service with us. This team along with over 200 senior managers, who have collectively invested approximately $27 million in our business, has a proven track record of delivering stable revenue growth, executing on investment plans and achieving margin expansion. We believe that the interests of our senior management team and other key employees are aligned with those of our shareholders as a result of their broad-based equity ownership and incentive arrangements.

Our Growth Strategies

We believe we are well positioned to expand our leadership in the laboratory products market and increase our sales to the global life science, general research and applied markets. The key components of our strategy include:

Expand our global strategic relationships. We intend to expand our relationships with our global strategic customers by becoming their primary source of laboratory solutions and providing them with value-added services across all of their operations and locations. For example, we have recently expanded our service offerings to include more complex scientific research support services, such as DNA extraction, bioreactor servicing and compound management. We plan to continue to develop additional complex scientific research support services, as technological advancements enable historically challenging and proprietary processes to become available for outsourcing. We believe these services and expanded relationships are becoming increasingly important for our customers and provide us with an incremental revenue opportunity.

Continue to develop new products and services. We intend to continue augmenting our portfolio to provide customers with additional solutions and further expand our addressable markets. Key elements of this strategy include:

•	Increase sales of higher margin private label products. We intend to further expand our private label portfolio and focus our sales and marketing efforts to offer our customers private label alternatives when appropriate. Private label products provide our customers with a value-focused alternative to branded products and generally allow us to earn higher margins.

•	Expand VWRCATALYST services. We have expanded upon our traditional services to offer other innovative, flexible and customized solutions to our global strategic customers, including research support, laboratory services and operations services marketed under the VWRCATALYST brand. We intend to continue to expand the scope of the services that we can provide to our customers and increase the adoption of these services by new and existing customers.

•	Expand chemical manufacturing capabilities. We are focused on enhancing our capabilities as a manufacturer of high quality biochemicals, chemicals and reagents that generally do not compete with the offering of our existing supplier base. Our chemicals and reagents typically have higher margins than other products in our portfolio and provide us with additional opportunity to expand into growing customer segments.

Continue to expand our customer and supplier base. We intend to continue to expand our customer and supplier base by:

•	aggressively targeting new customers through our experienced and global sales and sales support teams;

•	collaborating with our customers as they continue to add new sites as a result of acquisitions and other global expansion;

•	accelerating the adoption of our solutions by end-users currently utilizing a direct procurement model; and

•	capitalizing on our global reach to attract new suppliers to utilize VWR as their primary distribution channel.

Globalization of best practices. We intend to continue to improve our operations by implementing best practices across our global platform. For example, we recently implemented our European sales strategy of aligning our sales team with our customer segments in our North American operations. This sales strategy has been effective in Europe because it enables us to better understand the unique industry drivers affecting our customers and tailor our product and service offerings to meet their distinct needs. Furthermore, we recently deployed in North America “all you need” catalogs for customers in the cell culture, chemical analysis, food analysis, proteomics, chemical, safety, hygiene and industrial supply industries. We have historically provided these type of catalogs to our European customers, which catalogs have proven to be an effective means in generating incremental revenue. In addition, we have recently extended our North American web platform to our European operations.

Broaden our offering to underserved customer segments. We believe that we are well positioned to leverage our leading independent platform, global distribution network and sales and service organization to continue to broaden our offering to specific underserved customer segments, such as the broader healthcare market and niche markets, such as mining and dairy. In addition, we intend to expand the use of our self-manufactured chemicals by selling these products to new and existing customers.

Continue to execute targeted acquisition strategy. Given the highly fragmented nature of our industry, we expect to continue to benefit from a robust pipeline of acquisition opportunities. We are currently evaluating multiple acquisition opportunities in North America and Europe where we seek to expand into new and growing product segments and broaden our manufactured products capabilities, while avoiding conflicts with our existing suppliers. We will also consider acquisition opportunities to support our strategic global customers in emerging markets.

Summary Risk Factors

Our business is subject to a number of risks. These risks include, but are not limited to, the following:

•	unfavorable political, economic, capital and credit market conditions in the regions where we operate;

•	changes in our customers’ research and development and other scientific endeavors;

•	changes to the life science industry;

•	increased competition from other companies in our industry and our ability to increase our market shares in the geographical regions where we operate;

•	our ability to maintain relationships with our customers and suppliers;

•	our substantial indebtedness of $ million as of March 31, 2014, on a pro forma as adjusted basis giving effect to this offering and the application of the net proceeds therefrom as set forth in “Use of Proceeds,” could have a material adverse effect on our financial condition and prevent us from fulfilling our debt and contractual obligations;

•	Madison Dearborn Partners will have the ability to control significant corporate activities after the completion of this offering and their interests may not coincide with yours and conflicts of interest may arise because some of our directors are principals of our Sponsors; and

•	the issuer in this offering is a holding company and relies on dividends, distributions and other payments, advances and transfers of funds from its subsidiaries to meet its obligations.

If these or any of the other risks described in the section entitled “Risk Factors” were to occur, the market price of our common stock could decline and you may lose all or part of your investment.

Our Sponsors

Our direct parent company, Varietal Distribution Holdings, LLC (“VWR Holdings”), is controlled by investment funds managed by Madison Dearborn Partners. Madison Dearborn Partners, based in Chicago, Illinois, is one of the leading private equity investment firms in the United States. Madison Dearborn Partners has raised six funds with aggregate capital of over $18 billion since its formation in 1992 and has completed investments in approximately 125 companies. Madison Dearborn Partners-affiliated investment funds invest in businesses across a broad spectrum of industries, including basic industries, communications, consumer, energy and power, financial services and healthcare. Madison Dearborn Partners’ objective is to invest in companies with strong competitive characteristics that it believes have potential for significant long-term equity appreciation. To achieve this objective, Madison Dearborn Partners seeks to partner with outstanding management teams who have a solid understanding of their businesses and track records of building shareholder value.

Our other significant investor, Avista, is a leading private equity firm with over $5 billion under management and offices in New York, New York, Houston, Texas and London, United Kingdom. Founded in 2005 as a spin-out from the former DLJ Merchant Banking Partners franchise, Avista makes controlling or influential minority investments primarily in growth oriented energy, healthcare, communications and media, industrials, and consumer businesses. Through its team of seasoned investment professionals and industry experts, Avista seeks to partner with exceptional management teams to invest in and add value to well-positioned businesses.

Prior to the completion of this offering, we were a party to the Management Services Agreement with affiliates of the Sponsors pursuant to which we paid them an aggregate annual management fee of $2.0 million and reimbursed them for out-of-pocket expenses. Our Sponsors have agreed to terminate this agreement upon the completion of this offering for no consideration and will not otherwise receive any other payments in conjunction with this offering. We will, however, be required to pay VWR Holdings 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to be realized in the case of a change of control) as a result of the utilization of our and our subsidiaries net operating losses generated in periods prior to this offering pursuant to an income tax receivable agreement that we will enter into in connection with the completion of this offering. Following this offering, we cannot assure you that we will continue to benefit from our relationships with our Sponsors.

Corporate Information

The origins of our business date back to 1852. We became a leader in the global laboratory products market in 2001 when our then-existing owner, Merck KGaA, combined our operations with those of its European scientific supplies distribution business under a common parent known as “VWR International Corporation.” On June 29, 2007, we were acquired by VWR Holdings, a holding company owned by private equity funds managed by our Sponsors and certain members of our management who purchased equity pursuant to an equity incentive plan established at the time of the acquisition (the “VWR Acquisition”).

VWR Corporation was incorporated as a Delaware corporation in May 2007 in connection with the VWR Acquisition. Our principal executive offices are located at Radnor Corporate Center, Building One, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087, and our telephone number at that address is (610) 386-1700. Our website is www.vwr.com. The information on our website is not part of or incorporated into this prospectus.

Recent Transactions

For ease of reference, we sometimes collectively refer to the recent transactions described below, together with this offering and the application of net proceeds therefrom as described herein under “Use of Proceeds” as the “Transactions.”

Term Loan Repricing

On January 29, 2014, we amended our existing term loans issued under our senior secured credit facility (the “Senior Credit Facility”) to, among other things, reduce the applicable interest rates associated with such term loans. The terms of the amended term loans are substantially identical to the prior terms loans except, among other things, (i) for Alternate Base Rate borrowings, the applicable margins were reduced from 3.00% to 2.25% and (ii) for LIBOR and EURIBOR borrowings, the range of applicable margins were reduced from 4.00% and 4.25% to 3.25% and 3.50%, respectively. For a summary of the material terms of the Senior Credit Facility, see “Description of Certain Indebtedness—Senior Credit Facility.”

Recapitalization Transactions

During each of the historical periods presented in this prospectus, we had two classes of outstanding capital stock, common stock and redeemable convertible preferred stock, all of which were owned by VWR Holdings. In anticipation of the completion of this offering, we completed an internal recapitalization on July 31, 2014, pursuant to which VWR Holdings exchanged all of its common stock and redeemable convertible preferred stock for an aggregate of 1,000,000 newly-issued shares of common stock. Prior to the completion of this offering, we intend to amend our certificate of incorporation to affect a                 for-1 stock split of all of our outstanding shares of common stock. For ease of reference, we collectively refer to the foregoing transactions as the “Recapitalization.”

Upon completion of the Recapitalization, our authorized capital stock will consist of             shares of common stock, par value $0.01 per share, and             shares of undesignated preferred stock, par value $0.01 per share. See “Description of Capital Stock” for a summary of the material terms of our amended and restated certificate of incorporation and by-laws.

Dividend to VWR Holdings

Prior to the completion of this offering, we will pay a dividend in an amount not to exceed $25 million to VWR Holdings to enable it to satisfy limited management equity repurchase and administrative obligations of VWR Holdings and to make a distribution to its members (the “Holdings Dividend”).

Income Tax Receivable Agreement

In connection with the completion of this offering, we will enter into an income tax receivable agreement that will provide for the payment by us to VWR Holdings of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of a change of control) as a result of the utilization of our and our subsidiaries’ net operating losses generated in periods prior to this offering. Assuming this offering occurred as of March 31, 2014, we expect to pay approximately $172 million in cash related to this agreement, based on our current taxable income estimates, and will record a liability on our consolidated balance sheet for 85% of applicable net operating losses upon consummation of this income tax receivable agreement. See “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Transactions—Income Tax Receivable Agreement.”

The Offering

Issuer	VWR Corporation.

Common stock offered	shares.

Common stock to be outstanding immediately after this offering	shares, or shares, if the underwriters’ option to purchase additional shares is exercised in full.

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to additional shares from us at the public offering price less underwriting discounts and commissions.

Use of proceeds	We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, will be approximately $ million, assuming the shares offered by us are sold for $ per share, the midpoint of the price range set forth on the cover of this prospectus. For a sensitivity analysis as to the initial public offering price and other information, see “Use of Proceeds.”

We intend to use a portion of the net proceeds received from this offering to redeem $ million aggregate principal amount of our outstanding 10.75% senior subordinated notes due 2017 (the “Subordinated Notes”) at a redemption price of 100.0% and the remaining net proceeds, if any, from this offering to repay borrowings under our multi-currency revolving credit facility.

Dividend policy	Following the completion of this offering, we do not plan to pay a regular dividend on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of our board of directors (the “Board”) and will depend upon our financial condition, earnings, contractual conditions, including restrictions imposed by our Senior Credit Facility and the indenture governing our 7.25% senior notes due 2017 (the “Senior Notes”) or applicable laws and other factors that the Board may deem relevant.

Symbol	We intend to apply to have our common stock approved for listing on the under the symbol “ .”

Conflicts of interest

More than 5% of the net proceeds of this offering will be received by affiliates of Goldman, Sachs & Co. as the holders of all of our outstanding Subordinated Notes. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121 that requires a “qualified independent underwriter,” or “QIU,” to participate in the preparation of this prospectus and exercise the usual standards of due diligence with respect thereto.              has served in that capacity and performed due diligence

investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part. We have agreed, subject to certain terms and conditions, to indemnify              against certain liability incurred in connection with it acting as QIU in this offering, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). See “Underwriting (Conflicts of Interest).”

Principal stockholders	Upon completion of this offering, Madison Dearborn Partners will beneficially own a controlling interest in us. We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of .

Directed share program	The underwriters have reserved for sale at the initial public offering price up to % of the common stock being offered by this prospectus for sale to our employees, executive officers and directors who have expressed an interest in purchasing common stock in this offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriting (Conflicts of Interest).”

Risk factors	For a discussion of risks relating to our business, our indebtedness and ownership of our common stock, see “Risk Factors.”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock to be outstanding immediately after this offering:

•	gives effect to the Recapitalization, including (i) the exchange of our redeemable convertible preferred stock and common stock into newly-issued shares of common stock completed on July 31, 2014 and (ii) a -for-1 stock split of all of our outstanding shares of common stock;

•	the effectiveness of our amended and restated certificate of incorporation and by-laws;

•	assumes (i) no exercise by the underwriters of their option to purchase up to additional shares from us and (ii) an initial public offering price of $ per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus; and

•	excludes an aggregate of shares of our common stock reserved for issuance under the new management equity incentive plan we intend to adopt in connection with this offering (the “2014 Equity Incentive Plan”).

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical and unaudited pro forma consolidated financial data as of and for the periods indicated below. We have derived the summary historical consolidated financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 from our annual consolidated financial statements and related notes included elsewhere in this prospectus.

The summary historical consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual consolidated financial statements. We have derived the summary historical consolidated financial data as of March 31, 2013 from our unaudited interim condensed consolidated financial statements and related notes, which are not included in this prospectus. In the opinion of management, such unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for fair presentation of the results for those periods. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the full year or any future period.

The summary unaudited pro forma consolidated financial data have been derived from our consolidated financial statements and adjusted as described below. The summary unaudited pro forma consolidated financial data have been prepared to give effect to the Transactions as if they had occurred on January 1, 2013, in the case of the summary unaudited pro forma statements of operations, per share and other financial data, and on March 31, 2014, in the case of the summary unaudited pro forma balance sheet data. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if the Transactions had occurred at any date, and such data do not purport to project the results of operations for any future period.

This information is only a summary and should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2013	Pro Forma 2013		2012	2011	2014	Pro Forma 2014		2013
(in millions, except per share data)		(Unaudited)				(Unaudited)	(Unaudited)		(Unaudited)
Statements of Operations Data:
Net sales	$4,187.8	$		$4,129.4	$4,161.1	$1,056.6	$		$1,024.3
Cost of goods sold	2,991.5			2,962.0	2,981.6	744.0			726.8

Gross profit	1,196.3			1,167.4	1,179.5	312.6			297.5
Selling general and administrative expenses	942.3			915.4	913.6	235.6			234.0

Operating income	254.0			252.0	265.9	77.0			63.5
Interest expense, net	(190.7)			(199.5)	(199.6)	(45.8)			(47.6)
Other income (expense), net (1)	(38.8)			(15.1)	21.8	(3.1)			23.0
Loss on extinguishment of debt (2)	(2.0)			(25.5)	—	—			(2.0)

Income before income taxes	22.5			11.9	88.1	28.1			36.9
Income tax provision	(8.4)			(8.1)	(30.4)	(10.7)			(14.8)

Net income	14.1			3.8	57.7	17.4			22.1
Accretion of dividends on redeemable convertible preferred stock	(47.9)			(45.5)	(42.4)	(12.4)			(11.5)

Net (loss) income applicable to common stockholders	$(33.8)	$		$(41.7)	$15.3	$5.0	$		$10.6

Per Share Data:
(Loss) earnings per share—basic and diluted (3)	$(33,800.00)	$		$(41,700.00)	$15,300.00	$5,000.00	$		$10,600.00
Weighted-average shares outstanding—basic and diluted (3)	1,000			1,000	1,000	1,000			1,000

Other Financial Data:
Adjusted EBITDA (4)	$418.5	$		$401.5	$398.9	$111.7	$		$96.2
Adjusted EBITDA as a percentage of net sales (4)	10.0%		%	9.7%	9.6%	10.6%		%	9.4%
Adjusted Net Income (5)	$123.6	$		$102.2	$109.6	$36.5	$		$24.7
Net cash provided by (used in):
Operating activities	200.9			34.7	139.3	15.2			20.5
Investing activities	(89.5)			(160.9)	(209.2)	(21.4)			(19.9)
Financing activities	(117.9)			98.3	90.3	0.9			6.0
Depreciation and amortization	130.0			125.9	120.9	34.6			31.8
Cash paid for income taxes, net	37.3			45.7	26.8	5.7			6.7
Acquisitions of businesses, net of cash acquired	44.4			113.3	168.5	14.8			2.3
Capital expenditures	45.3			51.8	42.5	6.6			17.6
Gross profit as a percentage of net sales	28.6%		%	28.3%	28.3%	29.6%		%	29.0%

	December 31,					March 31,
	2013	Pro Forma 2013		2012	2011	2014	Pro Forma 2014		2013
		(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$135.6	$		$139.8	$164.6	$130.2	$		$143.6
Total assets	5,209.0			5,402.0	5,189.7	5,224.9			5,160.2
Debt and capital lease obligations	2,854.4			3,148.6	2,908.7	2,860.2			2,906.3
Redeemable equity	670.6			627.9	610.6	681.8			638.1
Stockholder’s equity	425.8			406.1	404.1	419.9			372.4

(1)	During all of the periods presented, we had a significant amount of foreign-denominated debt on our U.S. dollar-denominated balance sheet. As a result, our operating results are exposed to foreign currency translation risk. See Note 17 to our annual consolidated financial statements included elsewhere in this prospectus. We expect this trend to be partially mitigated by the redemption of $ million aggregate principal amount of the euro-denominated Subordinated Notes with a portion of the net proceeds of this offering.

(2)	During the year ended December 31, 2013, we recognized a loss on extinguishment of debt of $2.0 million representing the write-off of unamortized deferred financing costs associated with term loans that were not extended following an amendment of our Senior Credit Facility. During the year ended December 31, 2012, we recognized a loss on extinguishment of debt of $25.5 million in connection with the refinancing of our 10.25% senior notes due 2015 (the “10.25% Senior Notes”). Such loss included $18.7 million in tender and redemption premiums paid, $6.6 million for the write-off of unamortized deferred financing costs and $0.2 million of third-party fees and fees paid to lenders. See Note 10 to our annual consolidated financial statements included elsewhere in this prospectus.

(3)	Earnings or loss per share and weighted average shares outstanding for all periods presented, on both an actual and pro forma basis, will be adjusted to give effect to the -for-1 stock split once it is completed, which will occur in connection with the Recapitalization prior to the completion of this offering. Pro forma earnings per share and pro forma weighted average shares outstanding for the year ended December 31, 2013 and for the three months ended March 31, 2014 give effect to: (i) the exchange of our redeemable convertible preferred stock and common stock into 1,000,000 shares of newly-issued common stock completed on July 31, 2014 in connection with the Recapitalization; (ii) the issuance of shares of common stock in this offering; and (iii) the assumed sale of a number of shares of common stock whose proceeds would be sufficient to fund the amount by which the Holdings Dividend exceeds our earnings during the twelve months ended December 31, 2013 and March 31, 2014, respectively, based upon an assumed initial offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

(4)	Adjusted EBITDA, as presented in this prospectus, is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net sales, net income or loss or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of liquidity. We calculate Adjusted EBITDA by adjusting net income or loss for the following items: (i) interest expense, net of interest income, (ii) income tax provision or benefit, (iii) depreciation and amortization, (iv) foreign currency translation gains or losses relating to financing activities, (v) foreign currency transaction gains or losses relating to financing activities, (vi) losses on extinguishment of debt, (vii) charges associated with restructurings and other cost reduction initiatives, (viii) charges associated with executive departures, (ix) impairment charges, (x) share-based compensation expense and (xi) other costs or credits that are either isolated or cannot be expected to recur with any regularity or predictability. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. For a discussion of these limitations, see “Non-GAAP Financial Measures.”

The following table presents a reconciliation from net income to Adjusted EBITDA (in millions):

	Year Ended December 31,				Three Months Ended March 31,
		Pro Forma				Pro Forma
	2013	2013	2012	2011	2014	2014	2013
Net income (GAAP)	$14.1	$	$3.8	$57.7	$17.4	$	$22.1
Interest expense, net of interest income	190.7		199.5	199.6	45.8		47.6
Income tax provision	8.4		8.1	30.4	10.7		14.8
Depreciation and amortization	130.0		125.9	120.9	34.6		31.8
Other adjustments:
Net unrealized foreign currency translation loss (gain) relating to financing activities (i)	41.6		16.0	(22.7)	(3.2)		(23.7)
Net realized foreign currency transaction (gain) loss relating to financing activities (ii)	(3.6)		—	—	6.2		—
Losses on extinguishment of debt (iii)	2.0		25.5	—	—		2.0
Charges for restructuring and other cost reduction initiatives (iv)	32.5		16.9	5.9	—		—
Charges associated with executive departures (v)	2.2		6.2	—	—		1.4
Impairment charges (vi)	—		—	3.3	—		—
Share-based compensation expense (vii)	0.6		0.9	2.3	0.2		0.2
Other (viii)	—		(1.3)	1.5	—		—

Adjusted EBITDA (Non-GAAP)	$418.5	$	$401.5	$398.9	$111.7	$	$96.2

(i)	See footnote (1) above. We have a significant amount of foreign-denominated debt on our U.S. dollar-denominated balance sheet. The translation of foreign-denominated debt obligations on our U.S. dollar-denominated balance sheet is reported in other income (expense), net, as foreign currency exchange gains or losses each period. Such gains or losses are substantially unrealized and related to the weakening or strengthening of the euro against the U.S. dollar, respectively. As a result, our operating results are exposed to fluctuations in foreign currency exchange rates, principally with respect to the euro.

(ii)	See footnote (1) above. From time-to-time, we may recognize foreign currency transaction gains and losses. Such realized gains or losses are primarily related to internal financing activities, however, may also include gains or losses associated with periodic repayments of foreign denominated indebtedness. During the year ended December 31, 2013 and the three months ended March 31, 2014, we recognized $(3.6) million and $6.2 million in net realized transaction (gains) losses, respectively, attributable to internal financing activities.

(iii)	See footnote (2) above.

(iv)	We recognized charges related to restructurings and other cost reduction initiatives of $32.5 million, $16.9 million and $5.9 million for the years ended December 31, 2013, 2012, and 2011, respectively. For the year ended December 31, 2013, such charges relate to a global restructuring program designed to enhance our interaction with customers and suppliers, to improve the efficiency of our operations and to reduce operating expenses and also include a $2.8 million impairment of an amortizable intangible asset. See Note 15 to our annual consolidated financial statements included elsewhere in this prospectus.

(v)	We recognized charges relating to severance payments associated with various executive departures of $2.2 million and $6.2 million during the years ended December 31, 2013 and 2012, respectively, and $1.4 million for the three months ended March 31, 2013. In 2012, such charges include severance payable to our former President and Chief Executive Officer.

(vi)	See footnote 4(iv) above for a discussion of an impairment charge recognized in the year ended December 31, 2013 in connection with a global restructuring program. We recognized charges relating to impairments of indefinite-lived intangible assets of $3.3 million for the year ended December 31, 2011. The impairment charges were recognized in our former Science Education reportable segment and were due to unfavorable industry-specific factors. See Note 8 to our annual consolidated financial statements included elsewhere in this prospectus.

(vii)	We recognized share-based compensation expense of $0.6 million, $0.9 million and $2.3 million for the years ended December 31, 2013, 2012 and 2011, respectively, and $0.2 million for the three months ended March 31, 2014 and 2013. See Note 13 to our annual consolidated financial statements included elsewhere in this prospectus.

(viii)	In 2012, represents gain from changes in the estimated fair value of contingent consideration related to acquisitions, partially offset by fees paid to lenders and third parties in connection with an amendment to our Senior Credit Facility. In 2011, represents primarily acquisition-related inventory step-up costs.

(5)	Adjusted Net Income, as presented in this prospectus, is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. Adjusted Net Income is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net sales, net income or loss or any other performance measure derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of liquidity. We calculate Adjusted Net Income by first adjusting net income or loss for the following items: (i) amortization of acquired intangible assets, (ii) foreign currency translation gains or losses relating to financing activities, (iii) foreign currency transaction gains or losses relating to financing activities, (iv) losses on extinguishment of debt, (v) charges associated with restructurings and other cost reduction initiatives, (vi) charges associated with executive departures, (vii) impairment charges, (viii) share-based compensation expense and (ix) other costs or credits that are either isolated or cannot be expected to recur with any regularity or predictability. From this amount, we then add or subtract an assumed incremental income tax impact on the above noted pre-tax adjustments, using estimated tax rates, to arrive at Adjusted Net Income. Adjusted Net Income has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For a discussion of these limitations, see “Non-GAAP Financial Measures.”

The following table presents a reconciliation from net income to Adjusted Net Income (in millions):

	Year Ended December 31,				Three Months Ended March 31,
	2013	Pro Forma 2013	2012	2011	2014	Pro Forma 2014	2013
Net income (GAAP)	$14.1	$	$3.8	$57.7	$17.4	$	$22.1
Pre-tax adjustments (i):
Amortization of acquired intangible assets	91.7		89.9	88.6	25.1		22.8
Net unrealized foreign currency translation loss (gain) related to financing activities	41.6		16.0	(22.7)	(3.2)		(23.7)
Net realized foreign currency transaction (gain) loss related to financing activities	(3.6)		—	—	6.2		—
Losses on extinguishment of debt	2.0		25.5	—	—		2.0
Charges for restructuring and other cost reduction initiatives	32.5		16.9	5.9	—		—
Charges associated with executive departures	2.2		6.2	—	—		1.4
Impairment charges	—		—	3.3	—		—
Share-based compensation expense	0.6		0.9	2.3	0.2		0.2
Other	—		(1.3)	1.5	—		—
Income tax benefit of pre-tax adjustments (ii)	(57.5)		(55.7)	(27.0)	(9.2)		(0.1)

Adjusted Net Income (Non-GAAP)	$123.6	$	$102.2	$109.6	$36.5	$	$24.7

(i)	For additional information regarding the nature of these pre-tax adjustments, see the notes to the corresponding adjustments included in the reconciliation table set forth in footnote (4) above.

(ii)	Relates to the incremental net tax benefit associated with the reconciling items between net income and Adjusted Net Income. In deriving the aggregate tax effect of the reconciling items, we utilized weighted average statutory income tax rates between 20% and 39%, depending upon the applicable jurisdiction(s).

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider each of the following risks as well as the other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our business is affected by general economic conditions in the United States, Europe and the other regions in which we operate, and unfavorable global economic conditions or instability in the capital and credit markets could adversely impact our business.

With operations in many parts of the world, the global economy has a significant impact on our business. Unfavorable economic conditions in the United States, Europe and other regions in which we operate, and volatility in the global capital and credit markets, could materially and adversely affect our business, financial condition and results of operations. In particular, a deterioration of global economic conditions, or a prolonged period of market instability, could present the following additional risks and uncertainties for our business:

•	a reduction in revenues from and/or less favorable pricing or terms with new and existing customers;

•	the inability to expand our customer base in existing or new markets;

•	difficulties in collecting trade accounts receivable;

•	an increase in product prices from our suppliers that we are not able to pass through to our customers;

•	an acceleration of payment terms with our suppliers and/or the imposition of more restrictive credit terms and other contractual requirements;

•	an increased risk of excess and obsolete inventory;

•	a reduction in research and development spending by our customers, especially those in the Biopharma industry;

•	the inability to access additional capital or refinance existing indebtedness;

•	a limited availability to enter into new derivative financial instruments; and

•	the need to record impairment charges against our goodwill, other intangible and/or other long-lived assets.

Our business, financial condition and results of operations may be harmed if our customers discontinue, outsource or spend less on research and development and other scientific endeavors or discontinue or lessen their relationship with us.

Our customers are engaged in research, development and production in the Biopharma, agricultural, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical industries as well as in the education and government sectors. The amount of customer spending on research, development and production has a large impact on our sales and profitability. Our customers determine the amounts that they will spend on the basis of, among other things, general economic conditions, their financial condition and liquidity, spending priorities and their need to develop new products, which, in turn, is dependent upon a number of factors, including their competitors’ research, development and production initiatives.

In addition, consolidation in the industries in which our customers operate may have an impact on such spending as customers integrate acquired operations, including research and development departments and their budgets. Our customers finance their research and development spending from private and public sources. Government funding of scientific research and education has varied for several reasons, including general economic conditions, growth in population, political priorities, changes in the number of students and other demographic changes.

A deterioration in general economic conditions or a return to a period of economic contraction could result in reductions, or further reductions as the case may be, in spending by our customers across all customer segments that we serve, including the Biopharma industry as our largest customer segment. In addition, certain of our customers who depend on U.S. federal funding to finance their scientific research may be adversely impacted by U.S. federal spending cuts required by the “sequestration” mechanism in the Budget Control Act of 2011 and the Bipartisan Budget Act of 2013. Sequestration, which went into effect in March 2013, mandates $1.2 trillion of spending reductions split between domestic and defense spending over a ten-year period. A reduction in spending by our customers could have a material adverse effect on our business, financial condition and results of operations.

The substantial majority of our 50 largest customer relationships are governed by three- to five-year contracts that typically include pricing and volume incentives intended to position us as the primary provider of laboratory products and services. These contracts typically do not contain minimum purchase requirements or provide us with an exclusive supplier relationship during the term of such contract. In many cases, our customers will undertake a competitive process at the expiration of these contracts and have on occasion not selected us to continue as their provider of laboratory products and services. For example, we lost a global customer in the pharmaceutical industry in early 2012 as a result of this contract renewal process, which had an adverse impact on our net sales in 2012. The loss of one or more of our large customers, a material reduction in their purchase of products or services from us, extended disruptions or interruptions in their operations or material changes in the terms based on which we sell to them, could have a material adverse effect on our business, financial condition and results of operations.

The life science industry has and will continue to experience significant changes that could adversely affect our business.

Many of our customers in the life science industry have experienced significant changes in the last several years and are expected to continue to experience significant changes, including reductions in governmental payments for pharmaceutical products, expirations of significant patents, lower funding for research and development and adverse changes in legislation or regulations regarding the delivery or pricing of general healthcare services or mandated benefits. In response to these and other changes, some of our life science customers have implemented or may in the future implement actions in an effort to control and reduce costs, including:

•	development of large and sophisticated group purchasing organizations that reduces spending on laboratory products;

•	consolidation of pharmaceutical companies resulting in a rationalization of research expenditures;

•	purchasing the products that we supply directly from manufacturers;

•	closing of domestic facilities and the establishment of facilities at low-cost offshore locations; and

•	significant reductions in and/or outsourcing of research, development and production activities, including outsourcing to low-cost offshore locations.

The ability of our life science customers to develop new products to replace revenue decreases attributable to expirations of significant patents, along with the impact of other past or potential future changes in the general healthcare industry may result in our customers significantly reducing their purchases of products and services from us or the prices they are willing to pay for those products or services. In addition, we will need to adapt our business to maintain existing customer relationships and develop new customer relationships as our customers consolidate or outsource certain activities domestically or to low-cost offshore locations.

We compete in a highly competitive market. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.

We compete in the global laboratory products market, primarily with Thermo Fisher Scientific, which has a portion of its business dedicated to the distribution of laboratory products and services. We also compete with many smaller regional, local and specialty distributors, as well as with manufacturers of all sizes selling directly to their customers. Competitive factors include price, service and delivery, breadth of product line, customer support, e-business capabilities, service offerings and the ability to meet the special requirements of customers.

A few of our competitors have greater financial and other resources than we do. Most of our products are available from several sources, and some of our customers have relationships with several distributors. Our agreements with customers generally provide that the customer can terminate the agreement or reduce the scope of products or services provided pursuant to the agreement with little or no notice. Lack of product availability, stemming from either our inability to acquire products or interruptions in the supply of products from manufacturers, could have a material adverse effect on our ability to compete. Our competitors could also obtain exclusive rights to distribute some products, thereby foreclosing our ability to distribute these products. Vertically integrated distributors may also have an advantage with respect to the total delivered product cost of certain of their captive products. Additionally, manufacturers could increase their efforts to sell directly to consumers and effectively bypass distributors like us. Consolidation in the global laboratory products market could result in existing competitors increasing their market share, which could have a material adverse effect on our business, financial condition and results of operations. The entry of new participants in the industry could also have a material adverse effect on our ability to compete.

Our business, financial condition and results of operations depend upon maintaining our relationships with suppliers.

We offer products from a wide range of suppliers. While there is generally more than one source of supply for most of the categories of products that we sell, we currently do not manufacture the majority of our products and are dependent on these suppliers for access to those products. Our most significant supplier is Merck KGaA and its affiliates, which supplied products to us that accounted for approximately 10% of our net sales in 2013. In April 2014, we began operating under new, non-exclusive chemical distribution agreements with Merck KGaA that extend through December 2018. These new agreements cover a portion of our overall sales of products from Merck KGaA in Europe. The economics of these agreements include less favorable pricing terms than our previous agreement and will negatively impact our gross margins in future periods.

Our ability to sustain our gross margins has been, and will continue to be, dependent in part upon our ability to obtain favorable terms from our suppliers. These terms may change from time to time, and such changes could adversely affect our gross margins over time. In addition, our results of operations and cash flows could be adversely impacted by the acceleration of payment terms to our suppliers and/or the imposition of more restrictive credit terms and other contractual requirements.

Some of our competitors are increasing their manufacturing operations both internally and through acquisitions of manufacturers, including manufacturers that supply products to us. In addition, we manufacture certain products that may compete directly with products we source from our suppliers. To date, we have not experienced an adverse impact on our ability to continue to source products from manufacturers that have been vertically integrated or otherwise compete with us, although there is no assurance that we will not experience such an impact in the future.

The loss of one or more of our large suppliers, a material reduction in their supply of products or provision of services to us, extended disruptions or interruptions in their operations or material changes in the terms we obtain from them, could have a material adverse effect on our business, financial condition and results of operations.

Our future operating results may fluctuate significantly and our current operating results may not be a good indication of our future performance. Fluctuations in our quarterly financial results could affect our stock price in the future.

Our net sales and operating results have historically varied from period-to-period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control. If our quarterly financial results or our predictions of future financial results fail to meet the expectations of securities analysts and investors, our stock price could be negatively affected. Any volatility in our quarterly financial results may make it more difficult for us to raise capital in the future or pursue acquisitions that involve issuances of our stock. Our operating results for prior periods may not be effective predictors of future performance. Factors associated with our industry, the operation of our business and the markets for our products and services may cause our quarterly financial results to fluctuate, including:

•	changes in the amount of spending by our customers on research, development and production, which is dependent on, among other things, general economic conditions, their financial condition and liquidity, spending priorities and their need to develop new products;

•	changes in the life science industry, including reductions in governmental support of healthcare services, expirations of significant patents, lower reimbursements for research and development and adverse changes in legislation regarding the delivery or pricing of healthcare services or mandated benefits;

•	changes in the mix of products and services we sell from period-to-period;

•	the highly competitive nature of our industry;

•	the loss of one or more of our large suppliers, a material reduction in their supply of products or provision of services to us, extended disruptions or interruptions in their operations or material changes in the terms we obtain from them;

•	the loss of one or more of our large customers, a material reduction in their purchase of products or services from us, extended disruptions or interruptions in their operations or material changes in the terms upon which we sell to them;

•	the timing and impact of any acquisitions we may complete, including any unanticipated costs or liabilities associated with such acquired companies;

•	fluctuations in foreign currency exchange rates and other impacts from our international operations;

•	impairment charges related to our goodwill, other intangible and/or other long-lived assets;

•	our substantial indebtedness, including the possibility that we may not generate sufficient cash flows from operations, or that future borrowings may not be available in amounts sufficient to fulfill our debt obligations and fund other liquidity needs;

•	the cost of compliance with government regulations or if we or our suppliers become subject to more onerous government regulations;

•	labor disruptions, shortages of skilled and technical labor or increased labor costs;

•	the attraction and retention of key management and other key employees;

•	interruptions in the operations of our distribution centers or the third parties we use to ship products to our customers; and

•	problems with or failure of our information services and its connectivity to our customers, suppliers and service providers.

Any one of the factors above or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our quarterly financial and other operating results, including fluctuations in our key metrics. The variability and unpredictability could result in our failing to meet our internal operating plan or the expectations of securities analysts or investors for any period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our shares could fall substantially and we could face costly lawsuits, including securities class action suits.

A significant part of our growth strategy is to engage in acquisitions, which will subject us to a variety of risks that could harm our business.

As part of our business strategy, we intend to continue to review and complete selective acquisition opportunities focusing initially in North America and Europe and over the longer term in other select geographies. There can be no assurances that we will be able to complete suitable acquisitions for a variety of reasons, including the identification of and competition for acquisition targets, the need for regulatory approvals, the inability of the parties to agree to the structure or purchase price of the transaction and our inability to finance the transaction on commercially acceptable terms. In addition, any completed acquisition will subject us to a variety of other risks:

•	we may need to allocate substantial operational, financial and management resources in integrating new businesses, technologies and products, and management may encounter difficulties in integrating the operations, personnel or systems of the acquired businesses;

•	acquisitions may have a material adverse effect on our business relationships with existing or future suppliers, in particular, to the extent we consummate acquisitions that vertically integrate portions of our business;

•	we may assume substantial actual or contingent liabilities, known and unknown;

•	acquisitions may not meet our expectations of future financial performance;

•	we may experience delays or reductions in realizing expected synergies;

•	we may incur substantial unanticipated costs or encounter other problems associated with acquired businesses or devote time and capital investigating a potential acquisition and not complete the transaction;

•	we may be unable to achieve our intended objectives for the transaction; and

•	we may not be able to retain the key personnel, customers and suppliers of the acquired business.

In addition, we may be unable to maintain uniform standards, controls, procedures and policies as we attempt to integrate the acquired businesses, and this may lead to operational inefficiencies. These factors related to our acquisition strategy, among others, could have a material adverse effect on our business, financial condition and results of operations.

The international scope of our operations may adversely affect our business.

We are continuing to expand our sourcing, commercial operations and administrative activities internationally. In 2013, we derived approximately 50% of our net sales from operations outside the United States. Our ability to manage our business and conduct our operations internationally require considerable management attention and resources and is subject to the challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems, alternative dispute systems and commercial markets. Expansion has required and will continue to require us to invest significant funds and other resources. Accordingly, we face certain risks, including:

•	restrictions on foreign ownership of subsidiaries;

•	tariffs and other trade barriers and restrictions;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as the United States;

•	differing laws or administrative practices;

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our corporate culture across all geographies;

•	business practices that are inconsistent with local or U.S. law, such as the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or other applicable anti-bribery regulations;

•	violating sanctions established by the Office of Foreign Assets Control of the U.S. Department of the Treasury, with respect to threats to the national security, foreign policy or the economy of the United States;

•	political risks;

•	disruptions in the efficiency and effectiveness of, and difficulty in overseeing and managing, operations, supply chain and certain important administrative functions, including those that have been or in the future may be transferred to our shared services operations;

•	restrictions imposed by foreign governments on international cash transfers;

•	fluctuations in foreign currency exchange rates; and

•	potentially adverse tax consequences of operating in multiple jurisdictions.

In addition, an adverse change in laws or administrative practices in countries within which we operate could have a material adverse effect on us. Our operations outside the United States also may present additional risk with respect to compliance with government regulations and licensing requirements. If we are unable to manage the complexity of our global operations successfully, our business, financial condition and operating results could be adversely affected.

In recent years, we incurred, and we may in the future incur, impairment charges related to our goodwill and other intangible assets, which could negatively impact our results of operations.

We carry significant amounts of goodwill and other intangible assets, including indefinite-lived intangible assets, on our balance sheet as a result of the VWR Acquisition and acquisitions subsequent to the VWR Acquisition. Our intangible assets with finite useful lives primarily relate to customer and supplier relationships and are amortized over their respective estimated useful lives on a straight-line basis. Our indefinite-lived intangible assets relate to our trademarks and tradenames.

Goodwill and other intangible assets with indefinite useful lives are not amortized and are tested annually for impairment, and they must also be tested for impairment between the annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of the asset below its carrying amount. Other amortizable intangible assets are reviewed for impairment whenever an indication of potential impairment exists. The results of our 2011 and 2010 impairment testing identified impairments of our goodwill and other indefinite-lived intangible assets aggregating $3.3 million and $48.1 million, respectively. The impairment charges from 2011 and 2010 were associated with our former Science Education reportable segment and were due to unfavorable industry-specific factors. We continue to be subject to the risks which led to these impairment charges. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill and Intangible Assets” for more information.

As of December 31, 2013, goodwill and other intangible assets represented approximately $3.7 billion or 70% of our total assets. We may recognize additional impairment charges in the future should our operating results, market conditions or fair value assumptions decline due to, among other things, ongoing or worsening economic instability and volatility or other macroeconomic or industry-specific pressures, including but not limited to rising interest rates.

If we do not comply with existing government regulations or if we or our suppliers become subject to more onerous government regulations, we could be adversely affected.

Some of the products we offer and our operations are subject to a number of complex and stringent laws and regulations governing the production, handling, transportation, storage, import, export and distribution of chemicals, drugs and other similar products, including the operating and security standards of the United States Drug Enforcement Administration, the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration (“FDA”), the Bureau of Industry and Security and various state boards of pharmacy as well as comparable state and foreign agencies. In addition, our operational activities must comply with the rules and regulations of the Department of Transportation, the Federal Aviation Administration and similar foreign agencies. We are also required to abide by the anti-corruption and anti-bribery laws of all countries in which we operate, including the FCPA. While we believe we are in compliance in all material respects with such laws and regulations, any non-compliance could result in substantial fines, penalties or assessments or otherwise restrict our ability to provide competitive products and solutions and thereby have an adverse impact on our financial condition. We cannot assure you that existing laws and regulations will not be revised or that new, more restrictive laws will not be adopted or become applicable to us or the products that we manufacture and distribute.

If our suppliers become subject to more stringent laws, they may seek to recover any or all increased costs of compliance from us by increasing prices, and we may not be able to recover all such increased prices from our customers. Accordingly, we cannot assure you that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations applicable to our suppliers.

If any of our operations are found not to comply with applicable antitrust or competition laws, our business may suffer.

Our operations are subject to applicable antitrust and competition laws in the countries in which we conduct our business, in particular in the United States and in the European Union. These laws prohibit, among other things, anticompetitive agreements and practices. If any of our commercial agreements are found to violate or infringe upon such laws, we may be subject to civil and other penalties and/or third-party claims for damages. Further, agreements that infringe upon these laws may be void and unenforceable, in whole or in part, or require modification in order to be lawful and enforceable. If we are unable to enforce any of our commercial agreements, whether at all or in material part, our business could be adversely affected.

We are subject to environmental, health and safety laws and regulations, and costs to comply with such laws and regulations, or any liability or obligation imposed under such laws or regulations, could negatively impact our business, financial condition and results of operations.

We are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including those pertaining to air emissions, water discharges, the manufacturing, handling, disposal and transport of solid and hazardous materials and wastes, the investigation and remediation of contamination and otherwise relating to health and safety and the protection of the environment and natural resources. As our global operations have involved and continue to involve the manufacturing, handling, transport and distribution of materials that are, or could be classified as toxic or hazardous, there is a risk of contamination and environmental damage inherent in our operations and the products we manufacture, handle, transport and distribute. Our environmental, health and safety liabilities and obligations may result in significant capital expenditures and other costs, which could negatively impact our business, financial condition and results of operations. We may be fined or penalized by regulators for failing to comply with environmental, health and safety laws and regulations. In addition, contamination resulting from our current or past operations may trigger investigation or remediation obligations, which may have a material adverse effect on our business, financial condition and results of operations.

Based on current information, we believe that any costs we may incur relating to environmental, health and safety matters will not be material. We cannot be certain, however, that identification of presently unidentified environmental, health and safety conditions, new regulations, more vigorous enforcement by regulatory authorities or other unanticipated events will not arise in the future and give rise to additional environmental liabilities, business interruptions, compliance costs or penalties which could have a material adverse effect on our business, financial condition and results of operations. In addition, environmental, health and safety laws and regulations are constantly evolving and it is not possible to predict accurately the effect they, or any new regulations or legislation may have in future periods.

We are subject to product liability and other claims in the ordinary course of business.

Our business involves risk of product liability, patent infringement and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves, as well as from the services we provide. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing activities and sales of private label products and to the extent that we expand our manufacturing operations. We maintain insurance policies, including product liability insurance, and in many cases the manufacturers of the products we distribute have indemnified us against such claims. We cannot assure you that our insurance coverage or indemnification agreements with manufacturers will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the financial viability of our insurers, our manufacturers and our manufacturers’ insurers, as well as legal enforcement under the local laws governing the arrangements. In particular, as we seek to expand our sourcing from manufacturers in Asia-Pacific and other developing locations, we expect that we will increase our exposure to potential defaults under the related indemnification arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability or patent infringement in these developing markets may not be readily available for purchase or cost-effective for us to purchase. Furthermore, insurance for liability relating to asbestos, lead and silica exposure is not available, and we do not maintain insurance for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities, and an unfavorable result in a case for which adequate insurance or indemnification is not available could result in a material adverse effect on our business, financial condition and results of operations.

We are also involved in various legal and regulatory cases, claims, assessments and inquiries, which are considered routine to our business. From time to time, we are named as a defendant in cases as a result of our distribution of laboratory supplies, including litigation resulting from the alleged prior distribution of products containing asbestos by certain of our predecessors or acquired companies. While the impact of these litigations has historically been immaterial, there can be no assurance that the impact of the pending, along with any future claims, will not be material to our business, financial condition or results of operations in the future.

If we are unable to hire, train and retain key personnel, our business, financial condition and results of operations could be adversely affected.

Our success depends in large part upon our continuing ability to identify, hire, retain and motivate skilled professionals. We face intense competition for these professionals from our competitors, customers, suppliers and other companies within the industries in which we compete and the geographical regions in which we operate. Any failure on our part to hire, train and retain a sufficient number of qualified professionals could have a significant adverse impact on our business.

We depend heavily on the services of our senior management. We believe that our future success will depend upon the continued services of our senior management. Our business may be harmed by the loss of one or more members of our senior management. We currently do not maintain key-man life insurance with respect to our executive officers.

We rely upon our distribution centers and third parties to ship products to our customers, and significant interruptions in the operations of our distribution centers or the operations of such third parties could harm our business, financial condition and results of operations.

Our infrastructure primarily consists of strategically located distribution centers and various smaller regional service centers where we receive products from manufacturers, manage inventory and fill and ship customer orders. We also ship a significant amount of our orders through various independent package delivery providers. Prompt shipment of our products is important to our business. Any significant disruptions to the operations of our distribution centers or such third parties for any reason, including labor relations issues, power interruptions, severe weather, fire or other circumstances beyond the control of us or such third parties, could cause our operating expenses to increase or seriously harm our ability to fulfill our customers’ orders or deliver products on a timely basis, or both. In addition, an increase in prices by our third-party carriers, due to increases in fuel prices or otherwise, could adversely impact our financial condition and results of operations if we are unable to find alternative providers or make adjustments to our selling prices.

Problems with or failure of our information services and their connectivity to our customers, suppliers and/or certain service providers could significantly disrupt our operations, which could reduce our customer or supplier base and could harm our business, financial condition and results of operations.

Our businesses rely on sophisticated information systems to obtain, rapidly process, analyze and manage data to facilitate the purchase and distribution of millions of inventory items from numerous distribution centers; to receive, process and ship orders on a timely basis; to account for other product and service transactions with customers; to manage the accurate billing and collections for thousands of customers; and to process payments to suppliers. Our business and results of operations may be adversely affected if these systems are interrupted or damaged by unforeseen events or if they fail for any extended period of time, including due to the actions of third parties. To reduce our risks against unforeseen events, we continually deploy, test and refine disaster recovery and business continuity preparedness plans.

Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our operational or information security systems, or those of our third-party service providers, as a result of cyber-attacks or information security breaches could disrupt our business, result in the improper disclosure or misuse of confidential or proprietary information, damage our reputation and/or increase our costs. As a result, cyber security and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a high priority for us. Although we believe that we have robust information security procedures and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate any information security vulnerabilities.

In addition, we accept payment by credit card and similar payment instruments for a material portion of our sales, and our ability to accept, process and settle credit card transactions is subject to rules and regulations issued and/or amended from time to time by payment card companies, such as American Express, VISA, MasterCard and Discover. These rules and regulations, which vary based on annual transaction volume and transaction experience, require us to safeguard customer information, including applying the minimum security standards for the manner in which we capture, store, process and transmit such information. Our failure to comply with such changing rules and standards can subject us to fines, restrictions or expulsion from these card acceptance programs, which could have a material adverse effect on our business, financial condition and results of operations.

We have recently completed the implementation of an enterprise resource planning system in our U.S. laboratory products business and we plan to continue to make technology and infrastructure investments, including with respect to our enterprise resource planning and e-commerce capabilities. Our technology initiatives are designed to enhance the security, confidentiality, integrity and availability of data and systems, to ensure our operations continue to provide a high quality service to our customers and to provide important information to our management. We are continually assessing the risks and costs associated with potential problems and interruptions that could reduce the efficiency and effectiveness of our operations in the near term, looking for opportunities to transfer or share these risks with specialized information systems security providers and insuring against these risks where appropriate. Despite these efforts, the cost and potential problems and interruptions associated with the implementation of our technology initiatives could disrupt or reduce our productivity, including our ability to process orders, ship products, provide services and customer support, send invoices and track payments, fulfill contractual obligations or otherwise operate our business, as well as disrupt or impair our ability to provide important information to our management and investors.

We have not registered and in some cases do not own the existing applications and registrations for our material trademarks or service marks in every country in which we do business.

We serve our customers globally through our operations in 34 countries and use a number of registered and unregistered trademarks and service marks for our products and services, substantially all of which are owned by us. Although we have registered our material trademarks in the United States and the primary European countries in which we conduct business, we have not registered and in some cases do not own the existing applications and registrations for our material trademarks or service marks in all countries in which we conduct business. Our efforts to protect our intellectual property rights in certain countries, especially those in Asia-Pacific, may only provide us with limited protection. In addition, in some countries, we may be blocked from registering or otherwise protecting certain of our marks by others who have already registered identical or similar marks for similar goods or services, and in those cases, we run the risk of being sued for infringement or being unable to effectively establish brand identity.

The failure to own and have enforceable rights in the trademarks and service marks used in our business could have a material adverse effect on our business, financial condition and results of operations.

We are subject to currency risks with respect to our international operations and certain outstanding foreign-denominated debt.

While we report our consolidated financial results in U.S. dollars, we derive a significant portion of our sales and incur costs in foreign currencies (principally the euro, the British pound sterling, the Canadian dollar and the Swiss franc) from our operations outside the United States. For example, in 2013 approximately 50% of our net sales came from our operations outside the United States. Fluctuations in the relative values of currencies occur from time to time and could adversely affect our operating results. Specifically, during times of a strengthening U.S. dollar, our reported international sales and earnings will be reduced because the local currency will translate into fewer U.S. dollars. This could also make it more difficult to pay amounts due on our debt, the majority of which is denominated in U.S. dollars.

Although the majority of our outstanding debt is denominated in U.S. dollars, as of March 31, 2014, we had €698.4 million ($962.5 million on a U.S. dollar equivalent basis as of March 31, 2014) of euro-denominated debt recorded on our U.S. dollar-denominated balance sheet, which constitutes approximately 34% of our total outstanding debt. As a result, our operating results are exposed to foreign currency risk with respect to this indebtedness. Specifically, during times of a weakening U.S. dollar, the relative value of this debt would increase, which would require us to record foreign exchange losses. For example, during the years ended December 31, 2013, 2012 and 2011, we recognized foreign exchange (losses) gains of $(38.8) million, $(14.4) million and $21.8 million, respectively.

Unanticipated increases to our income tax liabilities could adversely impact our results of operations.

As a global corporation, we are subject to income taxes and tax audits in the United States and numerous foreign jurisdictions. Judgment is required in determining our global provision for income taxes and other tax liabilities. Although we believe that our tax estimates are reasonable, we cannot assure you that the final determination of tax audits or tax disputes will not be different from what is reflected in our historical income tax provisions and accruals. Tax authorities in the various jurisdictions in which we have a presence and conduct business may disagree with our tax positions and assess additional taxes.

In addition, our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. The carrying value of deferred tax assets, which are predominantly in the United States, is dependent on our ability to generate future taxable income in the United States. Increases in our income tax liabilities or risks related to the realization of our deferred tax assets as a result of any of the foregoing could adversely affect our financial position or results of operations.

Risks Related to Our Indebtedness

Our substantial indebtedness could have a material adverse effect on our financial condition and prevent us from fulfilling our debt or contractual obligations.

We have a substantial amount of debt, which requires significant interest and principal payments. As of March 31, 2014, on a pro forma as adjusted basis giving effect to this offering and the application of the net proceeds therefrom as set forth under “Use of Proceeds,” we would have had outstanding indebtedness of $             million, including our Senior Credit Facility, Senior Notes and our A/R Facility. Our high level of debt could have important consequences to us including the following:

•	making it more difficult for us to satisfy our debt or contractual obligations;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our Senior Credit Facility and our A/R Facility, are at variable rates of interest;

•	requiring us to dedicate a substantial portion of our cash flow from operations to debt service payments, which would reduce the funds available for working capital, capital expenditures, investments, acquisitions and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business, future business opportunities and the industry in which we operate;

•	placing us at a competitive disadvantage compared to any of our less leveraged competitors;

•	increasing our vulnerability to a downturn in our business and both general and industry-specific adverse economic conditions; and

•	limiting our ability to obtain additional financing at a favorable cost of borrowing, or if at all, to fund future working capital, capital expenditures, investments, acquisitions or other general corporate requirements.

Despite current indebtedness levels and restrictive covenants, we may incur additional indebtedness in the future, which would intensify our leverage risks.

Although the terms of the credit agreement governing the Senior Credit Facility and the indenture governing the Senior Notes restrict us and our restricted subsidiaries from incurring additional indebtedness, these restrictions are subject to significant exceptions and qualifications, including with respect to our ability to incur additional senior secured debt. The risks that we and our subsidiaries face as a result of our leverage could intensify to the extent that we incur a significant amount of additional indebtedness.

Our debt agreements contain restrictions on our ability to operate our business and to pursue our business strategies, and our failure to comply with, cure breaches of, or obtain waivers for covenants could result in an acceleration of the due date of our indebtedness.

The credit agreement governing our Senior Credit Facility and the indenture governing the Senior Notes contain, and agreements governing future debt issuances may contain, covenants that restrict our ability to finance future operations or capital needs, to respond to changing business and economic conditions or to engage in other transactions or business activities that may be important to our growth strategy or otherwise important to us. The credit agreement and the indenture restrict, among other things, our ability and the ability of our subsidiaries to:

•	incur or create additional indebtedness;

•	pay dividends or make distributions in respect of our capital stock or to make certain other restricted payments;

•	purchase or redeem stock;

•	make investments;

•	create liens;

•	sell assets and subsidiary stock;

•	enter into transactions with affiliates;

•	enter into agreements that restrict dividends and liens;

•	change our lines of business or our fiscal year; and

•	enter into mergers, consolidations and sales of substantially all assets.

Additionally, our Senior Credit Facility contains a financial maintenance covenant for the benefit of our revolving commitment lenders. Specifically, we are required to maintain a Senior Secured Net Leverage Ratio (as defined therein) of not more than 5.50:1.00. The financial maintenance covenant is only applicable if revolving loans or swing loans are outstanding or if outstanding letters of credit (other than cash collateralized letters of credit) are in excess of $20.0 million. We cannot assure you that we will be able to maintain compliance with the covenants related to our debt in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or noteholders and/or amend the covenants. In particular, if our financial condition or operating results deteriorate, our relations with our lenders and noteholders may be materially and adversely affected, which could impact our ability to obtain waivers if necessary.

Any breach of the covenants in the credit agreement or the indenture could result in a default of the obligations under such debt and cause a default under other debt. If there were an event of default under the credit agreement related to our Senior Credit Facility that was not cured or waived, the lenders under our Senior Credit Facility could cause all amounts outstanding with respect to the borrowings under the Senior Credit Facility to be due and payable immediately. Our assets and cash flow may not be sufficient to fully repay borrowings under our Senior Credit Facility and our obligations under the Senior Notes if accelerated upon an event of default. If, as or when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, our Senior Credit Facility, the lenders under our Senior Credit Facility could institute foreclosure proceedings against the assets securing borrowings under the Senior Credit Facility. Any such acceleration may also constitute a termination event under our A/R Facility, which could result in the amount outstanding under that facility becoming due and payable.

We may not be able to generate sufficient cash flows or access sufficient additional capital to meet our debt obligations or to fund our other liquidity needs.

Our business may not generate sufficient cash flow from operations, or future borrowings under our Senior Credit Facility, our A/R Facility or from other sources may not be available to us in an amount sufficient to enable us to make required interest payments on our indebtedness or to fund our other liquidity needs, including capital expenditure requirements, investments, acquisitions and other transactions that are important to the execution of our business strategy. Additionally, the revolving loan portion of our Senior Credit Facility and our A/R Facility are scheduled to mature in 2016, and significant portions of our other long-term debt are scheduled to mature in 2017, and we will need to refinance or satisfy this debt as it matures. We may not be able to refinance our maturing debt on favorable terms, or at all, based on general economic or market conditions, our historical or projected growth or other factors, including those beyond our control. If our cash flow from operations or other liquidity sources are not sufficient to make required interest payments or we are not able to refinance maturing debt on favorable terms, we may have to take actions such as selling assets, seeking additional equity or debt capital on commercially unreasonable terms or reducing or delaying important business transactions. Our Senior Credit Facility and the indenture governing our Senior Notes restrict our ability to sell assets and use the proceeds from such sales for purposes other than debt payment obligations.

Risks Related to Ownership of our Common Stock

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and our principal stockholder and the underwriters, and market conditions, and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market for our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after this offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our common stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under “Risks Related to Our Business” and “Risks Related to Our Indebtedness” and the following:

•	changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of securities analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders, including VWR Holdings, which is controlled by Madison Dearborn Partners;

•	market conditions or trends in our industry or the economy as a whole;

•	investors’ perceptions of our prospects;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

•	changes in key personnel.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

Madison Dearborn Partners will have the ability to control significant corporate activities after the completion of this offering and their interests may not coincide with yours.

After the completion of this offering, Madison Dearborn Partners will beneficially own, through its control of VWR Holdings, approximately     % of our common stock, assuming the underwriters do not exercise their option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, Madison Dearborn Partners will beneficially own approximately     % of our common stock. As a result of its beneficial ownership, Madison Dearborn Partners, so long as it continues to beneficially own a majority of our outstanding common stock, will have the ability to control the outcome of matters submitted to a vote of stockholders and, through the Board, the ability to control decision-making with respect to our business direction and policies. Matters over which Madison Dearborn Partners will, directly or indirectly, exercise control following this offering include:

•	the election of the Board and the appointment and removal of our officers;

•	mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;

•	other acquisitions or dispositions of businesses or assets;

•	incurrence of indebtedness and the issuance of equity securities;

•	repurchase of stock and payment of dividends; and

•	the issuance of shares to management under our equity incentive plans.

Even if Madison Dearborn Partners’ beneficial ownership of our shares falls below a majority, it may continue to be able to strongly influence or effectively control our decisions. Under our amended and restated certificate of incorporation, Madison Dearborn Partners and its affiliates will not have any obligation to present to us, and Madison Dearborn Partners and its affiliates may separately pursue corporate opportunities of which they become aware, even if those opportunities are ones that we would have pursued if granted the opportunity. See “Description of Capital Stock—Corporate Opportunity.”

In addition, in connection with this offering, we will enter into a Director Nomination Agreement with VWR Holdings that provides VWR Holdings the right to designate nominees for election to our board of directors for so long as VWR Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding. The Director Nomination Agreement will provide that Madison Dearborn Partners may cause VWR Holdings to assign such right to Madison Dearborn Partners or to a Madison Dearborn Partners’ affiliate so long as Madison Dearborn Partners and its affiliates are the beneficial owners of 50% or more of VWR Holdings’ voting equity interests.

Following this offering, we will be classified as a “controlled company” and, as a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After the completion of this offering, Madison Dearborn Partners through its control of VWR Holdings will continue to beneficially own a majority of our common stock. As a result, we will be a “controlled company” within the meaning of the applicable stock exchange corporate governance standards. Under the rules of the             , a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including the requirement that (i) a majority of the Board consist of “independent directors,” as defined under the rules of             , (ii) the Nominating and Governance Committee is composed entirely of independent directors or (iii) the Compensation Committee is composed entirely of independent directors.

The         independence standards are intended to ensure that directors who meet the independence standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

Conflicts of interest may arise because some of our directors are principals of our largest stockholders.

Each of Messrs. Alexos and Sullivan, who are officers of Madison Dearborn Partners, and Mr. Kraemer, who is associated with Madison Dearborn Partners, serve on the Board. VWR Holdings, which is controlled by Madison Dearborn Partners, will continue to hold a majority of our outstanding common stock after giving effect to this offering. Madison Dearborn Partners and the entities respectively controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Madison Dearborn Partners, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (i) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to the Board and a majority of our disinterested directors approves the transaction, (ii) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approve the transaction or (iii) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation will also provide that any principal, officer, member, manager and/or employee of Madison Dearborn Partners or any entity that controls, is controlled by or under common control with Madison Dearborn Partners (other than us or any company that is controlled by us) or a Madison Dearborn Partners-managed investment fund will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is offered to them solely in their capacities as our directors.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                      shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act, except that any shares of our common stock that may be acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining shares, representing     % of our total outstanding shares of common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the completion of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in “Shares Eligible for Future Sale.”

We, each of our executive officers and directors, and VWR Holdings, as our sole stockholder, have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances).                      may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting (Conflicts of Interest).”

After this offering, subject to any lock-up restrictions described above with respect to certain holders, holders of approximately              shares of our common stock will have the right to require us to register the sales of their shares under the Securities Act, under the terms of an agreement between us and the holders of these securities. See “Shares Eligible for Future Sale—Registration Rights” for a more detailed description of these rights.

In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

As a company with publicly traded equity, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management’s attention from our business.

Upon the completion of this offering, we will be subject to additional financial, reporting and corporate governance requirements, including the applicable stock exchange listing standards and certain additional provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. Specifically, we will be required to:

•	prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;

•	create or expand the roles and duties of the Board and committees of the Board;

•	provide an attestation report of our independent registered public accounting firm on our internal control over financial reporting when we become an accelerated filer, in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	enhance our investor relations function; and

•	involve and retain outside legal counsel and accountants in connection with the activities listed above.

As a company with publicly traded equity, we will be required to commit significant resources and management time and attention to the above-listed requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional accounting, tax, finance and legal staff to supplement our existing resources.

In addition, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required.

We expect to incur certain additional annual expenses related to, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Failure to comply with requirements to maintain effective internal controls could have a material adverse effect on our business and stock price.

Our direct wholly-owned subsidiary, VWR Funding, Inc. (“VWR Funding”), currently files periodic reports with the SEC under the Exchange Act and, in connection therewith, is required pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on the effectiveness of its internal control over financial reporting and an attestation report of its independent registered public accounting firm on the effectiveness of its internal control over financial reporting. Following the completion of this offering, we will also be required to furnish a report by management on the effectiveness of our internal control over financial reporting and, once we become an accelerated filer under applicable rules of the SEC, to furnish an attestation report of our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

No evaluation can provide complete assurance that our internal controls will operate as intended. Management’s report is required to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act or our independent registered public accounting firm may not issue an unqualified opinion. In addition, future acquisitions may present challenges in implementing appropriate internal controls. Any future material weaknesses in internal control over financial reporting could result in material misstatements in our consolidated financial statements. Moreover, any future disclosures of material weaknesses, or errors as a result of those weaknesses, could result in a negative reaction in the financial markets if there is a loss of confidence in the reliability of our financial reporting. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our stock.

Anti-takeover provisions in our charter documents and as provided under Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our charter documents will contain provisions that may make the acquisition of the Company more difficult without the approval of the Board. These provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	establish a classified board of directors so that not all members of the Board are elected at one time;

•	generally prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders, except that any action required or permitted to be taken by our stockholders may be effected by written consent until such time as Madison Dearborn Partners ceases to beneficially own 50% or more of our common stock;

•	provide that special meetings of the stockholders can only be called by (i) the chairman or vice chairman of the Board, (ii) our chief executive officer, (iii) a majority of the Board through a special resolution or (iv) the holders of at least 10% of our common stock until such time as Madison Dearborn Partners ceases to beneficially own 50% or more of our common stock, effected by consent in writing by such stockholders;

•	establish advance notice requirements for nominations for elections to the Board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	provide that the Board is expressly authorized to make, alter or repeal our amended and restated by-laws.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”), our certificate of incorporation or our by-laws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $         per share because the initial public offering price of $         is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Dilution results from the fact that the initial public offering price per share of the common stock is substantially in excess of the book value per share of common stock attributable to our existing stockholder for the currently outstanding shares of common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted under our 2014 Equity Incentive Plan. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may not obtain research coverage of our common stock by securities and industry analysts. If no securities or industry analysts commence coverage of our common stock, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.

We do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of the Board and will depend upon results of operations, financial condition, contractual restrictions, including those under the Senior Credit Facility and the indenture governing the Senior Notes, any potential indebtedness we may incur, restrictions imposed by applicable law, tax considerations and other factors the Board deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock. See “Dividend Policy.”

We will be required to pay our existing owners for certain tax benefits to the extent realized or realizable by us, which amounts are expected to be material.

We will enter into an income tax receivable agreement with our existing stockholder, VWR Holdings, that will provide for the payment by us to VWR Holdings of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we and our subsidiaries actually realize as a result of the utilization of our net operating losses generated in periods prior to this offering.

These payment obligations are our obligations and not obligations of any of our subsidiaries. The actual utilization of net operating losses as well as the timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

We expect that the payments we will be required to make under this income tax receivable agreement will be material. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full tax benefits subject to the income tax receivable agreement, we expect that future payments under the income tax receivable agreement will aggregate approximately $172 million.

If we had completed this offering as of March 31, 2014, we would have recorded this liability of approximately $172 million, which represents 85% of the full obligation for applicable recognized deferred tax assets, with an offset to additional paid-in capital, if the income tax receivable agreement had been executed. Any future changes in the realizability of our net operating loss carryforwards that were generated prior to this offering will impact the amount that will ultimately be paid to VWR Holdings, if any. We believe that subsequent changes in the realizability of these deferred tax assets will be recorded in income tax expense or benefit and any changes in the obligation under the income tax receivable agreement will be recorded in other income or expense. We expect to repay the obligation within the carryforward period of the tax attributes without expiration.

In addition, the income tax receivable agreement provides that upon certain mergers, stock and asset sales, other forms of business combinations or other changes of control subsequent to this offering, the income tax receivable agreement will terminate and we will be required to make a payment equal to the present value of anticipated future payments under the income tax receivable agreement, which payment would be based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income, and may therefore significantly exceed the actual tax benefits we ultimately realize from our net operating losses and those of our subsidiaries. We will have a similar obligation to make a present value accelerated payment based on certain assumptions if we dispose of certain subsidiaries or if we breach any of our material obligations under the income tax receivable agreement, each of which also may result in a payment significantly in excess of the actual tax benefits we ultimately realize from our net operating losses and those of our subsidiaries. In these situations, our obligations under the income tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. Additionally, under the terms of the income tax receivable agreement, VWR Holdings may be permitted to assign its rights under the agreement without our consent, in which case we may be required to deal with an unrelated counterparty under the agreement.

VWR Holdings will not reimburse us for any payments previously made under the income tax receivable agreement if such benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). To the extent that we are unable to make timely payments under the income tax receivable agreement for any reason, such payments will be deferred and will accrue interest at a rate of LIBOR plus 3.00% per annum until paid. As a result, in certain circumstances, payments could be made under the income tax receivable agreement in excess of our cash tax savings. We will agree under the income tax receivable agreement not to incur, and not to permit any of our subsidiaries to incur, any new restrictions that would limit our ability to make payments under such agreement or the ability of our subsidiaries to make payments to us for that purpose. This restriction could make it more difficult or costly for us to refinance our outstanding indebtedness, the majority of which will mature during 2016 and 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Transactions—Income Tax Receivable Agreement.”

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

CAUTIONARY FACTORS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. These statements may be preceded by, followed by or include the words “aim,” “anticipate,” believe,” “estimate,” “expect,” “forecast,” “intend,” “outlook,” “plan,” “potential,” “project,” “projection,” “seek,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning.

Forward-looking statements are inherently subject to risks, uncertainties and assumptions; they are not guarantees of performance. You should not place undue reliance on these statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, we cannot assure you that the assumptions and expectations will prove to be correct.

You should understand that the following important factors, in addition to those discussed herein under the caption “Risk Factors,” could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements:

•	unfavorable political, economic, capital and credit market conditions in the regions where we operate;

•	changes in our customers’ research and development and other scientific endeavors;

•	changes to the life science industry adversely affecting our business;

•	increased competition from other companies in our industry and our ability to increase our market shares in the geographical regions where we operate;

•	our ability to maintain relationships with our customers and suppliers;

•	the impact of our fluctuating operating resulting on our future stock price;

•	our ability to consummate and integrate recent and future acquisitions;

•	the international scope of our operations;

•	the need to record impairment charges against our goodwill, other intangible and/or other long-lived assets;

•	existing and increased government regulations to which we and our suppliers are subject;

•	our ability to comply with applicable antitrust or competition laws;

•	increased costs to comply with environmental, health and safety laws and regulations;

•	product liability and other claims in the ordinary course of business;

•	our ability to hire, train and retain executive officers and other key personnel;

•	significant interruptions in the operations of our distribution centers or the operations of our suppliers;

•	failure of our information services and its connectivity to our customers, suppliers and/or certain service providers;

•	our failure to register and in some cases own the existing applications and registrations for our material trademarks or service marks in certain countries where we do business;

•	foreign currency exchange rate fluctuations; and

•	unanticipated increases to our income tax liabilities.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing cautionary statements. In addition, all forward-looking statements speak only as of the date of this prospectus. We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise other than as required under the federal securities laws.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, we estimate we will receive net proceeds from this offering of approximately $         million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use (i) a portion of the net proceeds received from this offering to redeem $         million aggregate principal amount of our outstanding Subordinated Notes and $         million of cash on hand to pay accrued and unpaid interest on such Subordinated Notes (assuming a redemption date of                     , 2014) and (ii) any remaining net proceeds from this offering to repay borrowings under our multi-currency revolving loan facility.

Prior to the completion of this offering, we will issue a conditional notice of redemption to the holders of the Subordinated Notes notifying such holders that, subject to the completion of this offering, we will use a portion of the net proceeds from this offering to redeem $         million aggregate principal amount of Subordinated Notes at a redemption price of 100.0% plus accrued and unpaid interest thereon to the date of redemption. We will use cash on hand to pay such accrued and unpaid interest. As of March 31, 2014, $533.5 million in aggregate principal amount of Subordinated Notes were outstanding, including €126.9 million of Subordinated Notes denominated in euros (or $174.8 million on a U.S. dollar equivalent basis as of March 31, 2014 using an exchange rate $1.3781 = €1.00). The Subordinated Notes mature on June 30, 2017 and have an interest rate of 10.75% per annum. See “Description of Certain Indebtedness—Subordinated Notes.”

As of March 31, 2014, we had an aggregate of $27.2 million of outstanding borrowings under our multi-currency revolving loan facility. This facility will mature on April 3, 2016 and, as of March 31, 2014, the weighted average interest rate under such facility was 4.39%. See “Description of Certain Indebtedness—Senior Credit Facility.”

Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

Affiliates of Goldman, Sachs & Co., as the holders of all of our Subordinated Notes, will receive all of the net proceeds from this offering that are used to redeem our Subordinated Notes. See “Underwriting (Conflict of Interest).”

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the net proceeds we receive from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease the net proceeds to us by $         million, if the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We have not historically paid dividends on our common stock. Prior to the completion of this offering, we will pay the Holdings Dividend in an amount not to exceed $25 million to enable VWR Holdings to satisfy limited management equity repurchase and administrative obligations and to make a distribution to its members. Following the completion of this offering, we do not plan to pay a regular dividend on our common stock. The declaration and payment of all future dividends, if any, will be at the discretion of the Board and will depend upon our financial condition, earnings, contractual conditions, including restrictions imposed by our Senior Credit Facility and the indenture governing our Senior Notes or applicable laws and other factors that the Board may deem relevant.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt and Capital Lease Obligations—Covenants” for a description of the restrictions in our Senior Credit Facility and the indenture governing our Senior Notes on the ability of VWR Funding, as our wholly-owned direct subsidiary, to declare dividends or otherwise make distributions to us for the purpose of enabling us to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as of March 31, 2014 on an actual historical basis and on a pro forma as adjusted basis to give effect to:

•	the completion of the Recapitalization, including (i) a -for-1 stock split of all of our outstanding shares of common stock and (ii) the exchange of our redeemable convertible preferred stock and common stock into newly-issued shares of common stock completed on July 31, 2014;

•	the payment of the Holdings Dividend;

•	the execution of the income tax receivable agreement with VWR Holdings, which will result in a reduction of our additional paid-in capital and an increase in our total liabilities;

•	the issuance of shares of common stock in this offering;

•	our receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds,” including the redemption of the Subordinated Notes; and

•	the write-off of $ million in unamortized deferred financing costs, net of income taxes, that will be recognized in connection with the redemption of the Subordinated Notes using a portion of the proceeds from this offering.

You should read the following table in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our consolidated financial statements and related notes included elsewhere herein.

	As of March 31, 2014
(in millions, except share data)	Historical	Pro Forma As Adjusted
Total cash:
Cash and cash equivalents	$130.2	$
Compensating cash balance (1)	16.5

Total cash	$146.7	$

Total debt:
Senior Credit Facility (2):
Euro-denominated term loans	$787.6	$
U.S. dollar-denominated term loans	585.9
Multi-currency revolving loan facility	27.2
A/R Facility (3)	126.5
Senior Notes	750.0
Compensating cash balance (1)	16.5
Capital lease obligations	18.4
Subordinated Notes (4)	533.5
Other debt (5)	14.6

Total debt	$2,860.2	$

Redeemable equity:
Redeemable convertible preferred stock, $0.01 par value per share; 1,500,000 shares authorized and 374,301 shares issued and outstanding, historical; no shares authorized, issued or outstanding, pro forma as adjusted	$635.6		$—
Redeemable equity units of parent (6)	46.2

Total redeemable equity	$681.8	$

Stockholder’s equity:
Preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding, historical; shares authorized and no shares issued and outstanding, pro forma, as adjusted	$—		$—
Common stock, $0.01 par value per share; 1,000 shares authorized, issued and outstanding, historical; shares authorized and shares issued and outstanding, pro forma, as adjusted	—
Additional paid-in capital (7)	706.8
Accumulated deficit	(283.2)
Accumulated other comprehensive loss	(3.7)

Total stockholder’s equity	$419.9	$

Total capitalization	$3,961.9	$

(1)	Compensating cash balance represents bank overdraft positions of subsidiaries participating in our notional global cash pooling arrangement with a third-party bank. Due to the nature of these overdrafts, all amounts have been classified within the current portion of debt and capital lease obligations at each period-end. As of March 31, 2014, our compensating cash balance was $16.5 million.

(2)

Our multi-currency revolving loan facility provides for an equivalent in U.S. dollars of up to $241.3 million in multi-currency revolving loans (inclusive of swingline loans of up to $25.0 million and letters of credit of up to $70.0 million). As of March 31, 2014, we had $195.1 million of available borrowing capacity under the revolving multi-currency credit facility. Available borrowing capacity was calculated as the maximum borrowing capacity of $241.3 million, less: (i) undrawn letters of credit outstanding of $19.0 million and (ii) outstanding borrowings of $27.2 million. As of May 31, 2014, we had outstanding borrowings of

$1,388.2 million under this facility. We converted the term loans denominated in euros of the Senior Credit Facility into U.S. dollars as of March 31, 2014, using an exchange rate of $1.3781 = €1.00. As of June 20, 2014, the exchange rate was $1.3608 = €1.00.

(3)	The A/R Facility provides for funding in an aggregate principal amount not to exceed $175.0 million, depending on our eligible trade accounts receivable, and will terminate on November 4, 2016. As of March 31, 2014, we had $126.5 million of outstanding borrowings, $11.5 million of undrawn letters of credit outstanding and no additional borrowing capacity under the A/R Facility.

(4)	The Subordinated Notes are denominated in euros in an aggregate principal amount currently outstanding of €126.9 million ($174.8 million on a U.S. dollar equivalent basis as of March 31, 2014) and in U.S. dollars in an aggregate principal amount currently outstanding of $358.7 million. We converted the Subordinated Notes denominated in euros into U.S. dollars as of March 31, 2014, using an exchange rate of $1.3781 = €1.00. As of June 20, 2014, the exchange rate was $1.3608 = €1.00.

(5)	Other debt primarily represents international lines of credit drawn from local banks.

(6)	Represents ownership interests held by certain members of management that are redeemable at the option of the holder in certain circumstances pursuant to management agreements between VWR Holdings and the unit holders. We have presented these redeemable equity units as a mezzanine item in our consolidated balance sheet.

(7)	Reflects the reduction of deferred tax liability at the effective tax rate of 38.1% due to the write-off of the unamortized deferred financing costs related to the Subordinated Notes.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease the pro forma as adjusted amount for each of total cash, total stockholders’ equity and total capitalization by approximately $         million, assuming that the number of shares offered by us, as listed on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you purchase our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the initial public offering price per share of our common stock is substantially in excess of the book value per share of common stock attributable to our existing stockholders for the currently outstanding shares of common stock.

After giving effect to the Recapitalization and the Holdings Dividend, our net tangible book value as of March 31, 2014 was $         million, or $         per share of common stock. Net tangible book value per share represents the amount of our total tangible assets (which for the purpose of this calculation represents total assets excluding goodwill, customer relationships, trade names and deferred financing costs) less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the Recapitalization.

After giving effect to the sale of the         shares of common stock offered by us in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the execution of the income tax receivable agreement, our net tangible book value as of March 31, 2014 would have been approximately $         million, or $         per share of common stock. This represents an immediate decrease in net tangible book value to our existing stockholders of $         per share and an immediate dilution to purchasers in this offering of $         per share. The following table illustrates this pro forma per share dilution in net tangible book value to purchasers.

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2014 (giving effect to Recapitalization and the Holdings Dividend)	$
Increase per share attributable to purchasers in this offering

Net tangible book value per share after giving effect to the Recapitalization, the Holdings Dividend and this offering

Dilution in net tangible book value per share to purchasers in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease net tangible book value by $         million, or $         per share, and would increase or decrease the dilution per share to purchasers in this offering by $        , based on the assumptions set forth above.

The following table summarizes as of March 31, 2014, on an as adjusted basis giving effect to the Recapitalization and the Holdings Dividend, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by purchasers in this offering, based upon an assumed initial public offering price of $         per share, the midpoint of the initial public offering price range on the cover page of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholder			%	$		%	$
New investors

Total		100.0%		$	100.0%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and no exercise of any outstanding options. If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholder would own approximately     % and purchasers in this offering would own approximately     % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the net tangible book value per share after this offering would be $         per share, and the dilution in the net tangible book value per share to purchasers in this offering would be $         per share.

The tables and calculations above are based on the number of shares of common stock outstanding as of March 31, 2014 (after giving effect to the Recapitalization) and excludes an aggregate of         shares of common stock reserved for issuance under our 2014 Equity Incentive Plan that we intend to adopt in connection this offering.

To the extent that any new options or other equity incentive grants are issued in the future with an exercise price or purchase price below the initial public offering price, new investors will experience further dilution.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been prepared by applying pro forma adjustments resulting from the Transactions to our unaudited interim condensed consolidated financial statements and our annual consolidated financial statements appearing elsewhere in this prospectus. The Transactions consist of the following:

•	the repricing of the term loans pursuant to an amendment of our Senior Credit Facility, which was entered into on January 29, 2014;

•	the completion of the Recapitalization, including, (i) a -for-1 stock split of all of our outstanding shares of common stock and (ii) the exchange of our redeemable convertible preferred stock and common stock into newly-issued shares of common stock completed on July 31, 2014;

•	the payment of the Holdings Dividend;

•	the execution of the income tax receivable agreement; and

•	the issuance of shares of common stock in this offering and the application of the net proceeds therefrom as set forth under “Use of Proceeds,” including the redemption of $ million aggregate principal amount of the Subordinated Notes.

The unaudited pro forma condensed consolidated balance sheet gives effect to the Recapitalization, the Holdings Dividend, the execution of the income tax receivable agreement and this offering, including the application of the net proceeds therefrom as set forth under “Use of Proceeds,” as if they had occurred on March 31, 2014. No pro forma adjustments to the condensed consolidated balance sheet have been made for any of the other Transactions that occurred prior to March 31, 2014.

The unaudited pro forma condensed consolidated statements of operations give effect to the Transactions as if they had occurred on January 1, 2013. The unaudited pro forma condensed consolidated statements of operations do not include certain non-recurring costs and expenses that we expect to incur in connection with the Transactions as such charges will not have an ongoing impact on our financial results, including the write-off of $         million in unamortized deferred financing costs, net of income taxes, that will be recognized in connection with the redemption of the Subordinated Notes using a portion of the net proceeds from this offering. The unaudited pro forma condensed consolidated statements of operations do not give effect to any of the acquisitions we have completed during such periods as such acquisitions, either individually or in the aggregate, are not significant or otherwise material to an understanding of our historical results of operations. For more information regarding our recent acquisitions, see Note 4 to our unaudited interim condensed consolidated financial statements and Note 5 to our annual consolidated financial statements, each of which are included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated statements of operations should not be considered indicative of actual results that would have been achieved had the Transactions actually occurred on January 1, 2013 and do not purport to indicate condensed consolidated results of operations for any future period.

The unaudited pro forma condensed consolidated financial statements and related notes should be read in conjunction with the information contained in “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

VWR CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

March 31, 2014

	Historical	Pro Forma Adjustments			Pro Forma
(in millions, except share data)
Assets
Current assets:
Cash and cash equivalents	$130.2	$	(A	)	$
Compensating cash balance	16.5
Trade accounts receivable, net of reserves of $15.0	635.4
Other receivables	55.2
Inventories	367.3
Other current assets	40.1

Total current assets	1,244.7
Property and equipment, net	244.4
Goodwill	1,928.4
Other intangible assets, net	1,701.0
Other assets	106.4		(B	)

Total assets	$5,224.9	$			$

Liabilities, Redeemable Equity and Stockholder’s Equity
Current liabilities:
Current portion of debt and capital lease obligations	$77.5	$	(C	)	$
Accounts payable	477.8
Other current liabilities	195.3

Total current liabilities	750.6
Debt and capital lease obligations, net of current portion	2,782.7		(C	)
Deferred income taxes	452.0		(B	)
Other liabilities	137.9		(D	)

Total liabilities	4,123.2
Commitments and contingencies
Redeemable equity:
Redeemable convertible preferred stock, $0.01 par value per share; 1,500,000 shares authorized, 374,301 issued and outstanding (liquidation value of $635.6), historical; no shares authorized, issued and outstanding, pro forma	635.6		(E	)
Redeemable equity units of parent	46.2

Total redeemable equity	681.8

Stockholder’s equity:
Preferred stock, $0.01 par value per share; no shares authorized, issued or outstanding, historical; shares authorized and no shares issued and outstanding, pro forma, as adjusted	—		(E	)
Common stock, $0.01 par value per share; 1,000 shares authorized, issued and outstanding, historical; shares authorized and shares issued and outstanding, pro forma	—		(F	)
Additional paid-in capital	706.8		(G	)
Accumulated deficit	(283.2)		(H	)
Accumulated other comprehensive loss	(3.7)		(B	)

Total stockholder’s equity	419.9

Total liabilities, redeemable equity and stockholder’s equity	$5,224.9	$			$

See notes to unaudited pro forma condensed consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS

OF OPERATIONS

Three Months Ended March 31, 2014

	Historical	Pro Forma Adjustments		Pro Forma
(in millions except share and per share data)
Net sales	$1,056.6	$		$
Cost of goods sold	744.0

Gross profit	312.6
Selling, general and administrative expenses	235.6		(I)

Operating income	77.0
Interest expense, net	(45.8)		(J)
Other income (expense), net	(3.1)		(K)

Income before income taxes	28.1
Income tax provision	(10.7)		(L)

Net income	17.4
Accretion of dividends on redeemable convertible preferred stock	(12.4)		(E)

Net income applicable to common stockholders	$5.0	$		$

Earnings per share—basic and diluted	$5,000.00		(M)	$
Weighted-average shares outstanding—basic and diluted	1,000		(M)

Year Ended December 31, 2013

	Historical	Pro Forma Adjustments		Pro Forma
(in millions except share and per share data)
Net sales	$4,187.8	$		$
Cost of goods sold	2,991.5

Gross profit	1,196.3
Selling, general and administrative expenses	942.3		(I)

Operating income	254.0
Interest expense, net	(190.7)		(J)
Other income (expense), net	(38.8)		(K)
Loss on extinguishment of debt	(2.0)

Income before income taxes	22.5
Income tax provision	(8.4)		(L)

Net income	14.1
Accretion of dividends on redeemable convertible preferred stock	(47.9)		(E)

Net loss applicable to common stockholders	$(33.8)	$		$

Loss per share—basic and diluted	$(33,800.00)		(M)
Weighted-average shares outstanding—basic and diluted	1,000		(M)	$

See notes to unaudited pro forma condensed consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A.	Reflects adjustments to cash and cash equivalents as follows (in millions):

March 31, 2014
Historical cash and cash equivalents	$
Payment of the Holdings Dividend
Net proceeds from this offering
Redemption of Subordinated Notes
Payment of accrued and unpaid interest on Subordinated Notes
Repayment of revolving credit facility

Pro forma cash and cash equivalents	$

B.	Reflects the write-off of $ million of unamortized deferred financing costs related to the Subordinated Notes that will be redeemed in connection with this offering, of which $ million and $ million were classified in other assets and accumulated other comprehensive loss, respectively, on the historical unaudited condensed consolidated balance sheet, and the reduction of the related deferred tax liability at the effective tax rate of %.

C.	Reflects the redemption of $ million aggregate principal amount of the Subordinated Notes and the repayment of $ million outstanding under our multi-currency revolving loan facility using the net proceeds from this offering.

D.	Reflects the recognition of a liability of $ million, which represents 85% of the full obligation for applicable deferred tax assets under the terms of the income tax receivable agreement that we will enter into with VWR Holdings upon completion of this offering. See “Certain Transactions—Income Tax Receivable Agreement.”

E.	Reflects the exchange of all of our redeemable convertible preferred stock and common stock into newly-issued shares of common stock completed on July 31, 2014 and the authorization of shares of undesignated preferred stock in connection with the Recapitalization, none of which will be issued and outstanding on a pro forma basis.

F.	Reflects the issuance of shares of common stock in this offering at $0.01 par value per share.

G.	Reflects adjustments to additional paid-in capital as follows (in millions):

March 31, 2014
Historical additional paid-in capital	$
Payment of the Holdings Dividend
Issuance of shares of common stock in this offering
Exchange of redeemable convertible preferred stock into shares of common stock in connection with the Recapitalization
Recognition of liability under income tax receivable agreement

Pro forma additional paid-in capital	$

The amount shown for the issuance of shares of common stock in this offering is at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

VWR CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

H.	Reflects adjustments to accumulated deficit as follows (in millions):

March 31, 2014
Historical accumulated deficit	$
Write-off of unamortized deferred financing costs, net of tax benefit of $

Pro forma accumulated deficit	$

I.	Reflects the elimination of the annual management fee of $2.0 million that we historically paid to our Sponsors, net of an expected $0.3 million annual increase in Board fees. In connection with this offering, the parties will terminate the Management Services Agreement and certain directors affiliated with our Sponsors will become entitled to receive annual compensation for Board services. See “Certain Transactions—Payments to the Sponsors” and “Executive Compensation—Director Compensation.”

J.	Reflects adjustments to interest expense, net of interest income, as follows (in millions):

	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Historical interest expense, net of interest income	$	$
Elimination of interest expense attributable to Subordinated Notes to be redeemed
Elimination of interest expense attributable to revolving credit facility to be repaid
Reduction of interest expense as a result of term loan repricing

Pro forma interest expense, net of interest income	$	$

K.	Reflects the elimination of actual net unrealized exchange losses of $ million and $ million for the year ended December 31, 2013 and for the three months ended March 31, 2014, respectively, relating to € million in euro-denominated Subordinated Notes redeemed using a portion of the proceeds from this offering.

L.	Represents the income tax effect resulting from the Transactions using the estimated income tax rate of 38.1% and 37.3% for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

M.	Reflects: (i) the issuance of 1,000,000 shares of common stock on July 31, 2014 in exchange for all of our previously outstanding redeemable convertible preferred stock and common stock in connection with the Recapitalization; (ii) the issuance of shares of common stock from the -for-1 stock split in connection with the Recapitalization; (iii) the issuance of shares of common stock in connection with this offering; and (iv) the assumed sale of a number of shares of common stock whose proceeds would be sufficient to fund the amount by which the Holdings Dividend exceeds our earnings during the twelve months ended December 31, 2013 and March 31, 2014, respectively, based upon an assumed initial offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus. The aggregate liquidation value of the redeemable convertible preferred stock as of March 31, 2014 was $635.6 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our selected historical consolidated financial data as of and for the periods indicated below. We have derived the selected historical consolidated financial data as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 from our annual consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the selected historical consolidated financial data as of December 31, 2011, 2010 and 2009, and for the years ended December 31, 2010 and 2009 from our unaudited consolidated financial statements and related notes, which are not included in this prospectus. The consolidated financial statements of VWR Funding, our direct wholly-owned subsidiary, have been audited for these periods and are substantially identical to our unaudited consolidated financial statements for such periods, except with respect to redeemable equity and stockholder’s equity accounts and related disclosures.

The selected historical consolidated financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus, which have been prepared on a basis consistent with our annual consolidated financial statements. We have derived the selected historical consolidated financial data as of March 31, 2013 from our unaudited interim condensed consolidated financial statements and related notes, which are not included in this prospectus. In the opinion of management, such unaudited consolidated financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for fair presentation of the results for those periods. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of the results to be expected for the full year or any future period.

The information in the following table is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2013	2012	2011	2010	2009	2014	2013
(in millions, except per share data)				(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Statements of Operations Data:
Net sales	$4,187.8	$4,129.4	$4,161.1	$3,638.7	$3,561.2	$1,056.6	$1,024.3
Cost of goods sold	2,991.5	2,962.0	2,981.6	2,599.8	2,545.6	744.0	726.8

Gross profit	1,196.3	1,167.4	1,179.5	1,038.9	1,015.6	312.6	297.5
Selling, general and administrative expenses	942.3	915.4	913.6	853.5	806.8	235.6	234.0

Operating income	254.0	252.0	265.9	185.4	208.8	77.0	63.5
Interest expense, net (1)	(190.7)	(199.5)	(199.6)	(202.7)	(224.5)	(45.8)	(47.6)
Other income (expense), net (2)	(38.8)	(15.1)	21.8	66.8	(23.9)	(3.1)	23.0
Loss on extinguishment of debt (3)	(2.0)	(25.5)	—	—	—	—	(2.0)

Income (loss) before income taxes	22.5	11.9	88.1	49.5	(39.6)	28.1	36.9
Income tax (provision) benefit	(8.4)	(8.1)	(30.4)	(28.0)	25.5	(10.7)	(14.8)

Net income (loss)	14.1	3.8	57.7	21.5	(14.1)	17.4	22.1
Accretion of dividends on redeemable convertible preferred stock	(47.9)	(45.5)	(42.4)	(39.0)	(36.1)	(12.4)	(11.5)

Net (loss) income applicable to common stockholders	$(33.8)	$(41.7)	$15.3	$(17.5)	$(50.2)	$5.0	$10.6

Per Share Data:
(Loss) earnings per share—basic and diluted (4)	$(33,800.00)	$(41,700.00)	$15,300.00	$(17,500.00)	$(50,200.00)	$5,000.00	$10,600.00
Weighted-average shares outstanding—basic and diluted (4)	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Pro forma (loss) earnings per share—basic and diluted (4)(5)	$					$
Pro forma weighted-average shares outstanding—basic and diluted (4)(5)

Other Financial Data:
Net cash provided by (used in):
Operating activities	$200.9	$34.7	$139.3	$122.3	$169.0	$15.2	$20.5
Investing activities	(89.5)	(160.9)	(209.2)	(74.4)	(38.1)	(21.4)	(19.9)
Financing activities	(117.9)	98.3	90.3	(22.3)	(51.1)	0.9	6.0
Depreciation and amortization	130.0	125.9	120.9	116.5	116.6	34.6	31.8
Cash paid for income taxes, net	37.3	45.7	26.8	24.1	32.7	5.7	6.7
Acquisitions of businesses, net of cash acquired	44.4	113.3	168.5	32.8	17.9	14.8	2.3
Capital expenditures	45.3	51.8	42.5	41.6	23.9	6.6	17.6
Gross profit as a percentage of net sales	28.6%	28.3%	28.3%	28.6%	28.5%	29.6%	29.0%

	December 31,					March 31,
	2013	2012	2011	2010	2009	2014	2013
			(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$135.6	$139.8	$164.6	$142.1	$124.4	$130.2	$143.6
Total assets	5,209.0	5,402.0	5,189.7	5,001.4	5,127.3	5,224.9	5,160.2
Debt and capital lease obligations	2,854.4	3,148.6	2,908.7	2,757.7	2,871.7	2,860.2	2,906.3
Redeemable equity	670.6	627.9	610.6	562.8	519.4	681.8	638.1
Stockholder’s equity	425.8	406.1	404.1	452.4	569.0	419.9	372.4

(1)	Prior to December 31, 2012, we had interest rate swap arrangements that contributed to volatility in interest expense, net. See Note 11 to our annual consolidated financial statements included elsewhere in this prospectus.

(2)	During all of the periods presented, we had a significant amount of foreign-denominated debt on our U.S. dollar-denominated balance sheet. As a result, our operating results are exposed to foreign currency translation risk. See Note 17 to our annual consolidated financial statements included elsewhere in this prospectus. We expect this trend to be partially mitigated by the redemption of $ million aggregate principal amount of the euro-denominated Subordinated Notes with a portion of the net proceeds of this offering.

(3)	During the year ended December 31, 2013, we recognized a loss on extinguishment of debt of $2.0 million representing the write-off of unamortized deferred financing costs associated with term loans that were not extended following an amendment of our Senior Credit Facility. During the year ended December 31, 2012, we recognized a loss on extinguishment of debt of $25.5 million in connection with the refinancing of our 10.25% Senior Notes, such loss included $18.7 million in tender and redemption premiums paid, $6.6 million for the write-off of unamortized deferred financing costs and $0.2 million of third-party fees and fees paid to lenders. See Note 10 to our annual consolidated financial statements included elsewhere in this prospectus.

(4)	Earnings or loss per share and weighted average shares outstanding for all periods presented, on both an actual and pro forma basis, will be adjusted to give effect to the -for-1 stock split once it is completed, which will occur in connection with the Recapitalization prior to the completion of this offering.

(5)	Pro forma earnings per share and pro forma weighted average shares outstanding for the year ended December 31, 2013 and for the three months ended March 31, 2014 give effect to: (i) the exchange, completed on July 31, 2014, of our redeemable convertible preferred stock and common stock into 1,000,000 shares of newly-issued common stock in connection with the Recapitalization; (ii) the issuance of shares of common stock in this offering; and (iii) the assumed sale of a number of shares of common stock whose proceeds would be sufficient to fund the amount by which the Holdings Dividend exceeds our earnings during the twelve months ended December 31, 2013 and March 31, 2014, respectively, based upon an assumed initial offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our annual consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties. Actual results may differ materially from those forward-looking statements. Refer to the sections entitled “Risk Factors” and “Cautionary Factors Regarding Forward-Looking Statements” for additional information.

Overview

We are a leading, independent provider of laboratory products, services and solutions to the global life science, general research and applied markets. We have the #1 market share position in Europe with the broadest Pan-European platform and the #2 market share position in North America in the $39 billion global laboratory products market. We also have operations in Asia-Pacific and other key emerging markets to support our multinational customers across the globe. We serve a critical role in connecting over 300,000 customer sites with over 4,000 core laboratory product suppliers across multiple industries and geographies. We offer one of the broadest portfolios of branded and private label laboratory products and a full range of value-added services, including custom manufacturing, to meet our customers’ product needs. We offer over three million unique products and have developed an extensive global infrastructure comprised of over 160 facilities and approximately 4,000 sales and service-focused professionals. We deliver value to our customers by improving the costs, efficiency and effectiveness of their research laboratories and production operations. We deliver value to our suppliers by providing them with cost-effective channel access to a global and diverse customer base.

Our growth strategies include expanding our global strategic relationships, developing complementary new products and services, expanding our customer and supplier base, implementing our best practices across our operations, broadening our offering to underserved customer segments and executing our targeted acquisition strategy. We generated net sales of $1,056.6 million, Adjusted EBITDA of $111.7 million, Adjusted Net Income of $36.5 million and net income of $17.4 million for the three months ended March 31, 2014. We generated net sales of $4,187.8 million, Adjusted EBITDA of $418.5 million, Adjusted Net Income of $123.6 million and net income of $14.1 million for the year ended December 31, 2013. Since 2006, the year prior to our acquisition by the Sponsors, we have been able to increase net sales and Adjusted EBITDA at a 3.7% and 8.6% compound annual growth rate, respectively, and we have improved our Adjusted EBITDA margin from 7.2% to 10.0% through 2013. See “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” for the definitions of Adjusted EBITDA and Adjusted Net Income, the reason for their inclusion and a reconciliation from net income or loss to both Adjusted EBITDA and Adjusted Net Income.

We report financial results on the basis of two reportable segments organized by geographical region: (1) North, Central and South America (collectively, the “Americas”); and (2) Europe, Middle East, Africa and Asia-Pacific (collectively, “EMEA-APAC”). Both the Americas and EMEA-APAC reportable segments provide laboratory products, services and solutions to customers in the life science, general research and applied markets, including the Biopharma, agricultural, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical industries, as well as governmental agencies, universities and research institutes and environmental organizations.

Trends and Key Factors Affecting our Performance and Financial Condition

We expect that our performance and financial condition will continue to benefit from the several key trends impacting our customers, suppliers and customer segments as outlined in “Business—Industry—Industry Trends.” In addition, we believe the following trends and key factors have affected our recent operating results and are likely to continue to affect our performance and financial condition.

Mix of Products Sold

We offer one of the broadest portfolios of branded and private label laboratory products and a full range of value-added services, including custom manufacturing. We typically realize differing gross margins on these products and services, with greater gross margin coming from the sale of private label products as well as chemicals and reagents that we manufacture. Private label products, which enhance customer choice with lower cost alternatives, represented 20% of our 2013 product sales. We intend to further expand our private label product offering through focused sales and marketing efforts to offer our customers both branded and private label products. We also offer custom manufactured chemicals, including buffers, reagents and other chemicals used in biopharmaceutical and industrial applications and production process. We are focused on enhancing our capabilities as a manufacturer of high quality biochemicals, chemicals and reagents that generally do not conflict with the offering of our existing supplier base. The mix of products sold by us in any given period will impact our gross margin.

Acquisitions

Since the VWR Acquisition, we have completed 34 business acquisitions, 25 of which have occurred since January 1, 2011. These acquisitions have broadened our product offerings, strengthened our existing market positions and expanded our geographic presence. We acquired 7, 9 and 7 businesses in 2013, 2012 and 2011 for aggregate cash consideration, net of cash acquired, of $44.4 million, $113.3 million and $168.5 million, respectively. As part of our business strategy, we expect to continue to pursue additional acquisition opportunities.

We are typically able to improve the profitability of acquired businesses by integrating them into our enterprise resource planning and web systems, streamlining various back-office functions and consolidating facilities when appropriate. In most cases, these measures generate cost savings that exceed any near-term disruptions that such businesses may experience. We also analyze their operations to identify any new suppliers, customers, products and other capabilities that we can leverage across operations on a local, regional and global basis. It generally takes us between 12 and 18 months to realize the benefits of this strategy.

We include the operating results of acquired companies in our consolidated results of operations from their respective dates of acquisition. As a result, the number, timing and relative size of our acquisitions that we complete in any period impacts the comparability of our period-to-period operating results. Where material to an understanding of our results of operations, we have quantified the contribution from acquisitions to the extent such contributions were not present in the comparable period in this discussion and analysis.

For additional information regarding our recent acquisitions, see “Business—Recent Acquisitions,” Note 4 to our interim condensed consolidated financial statements and Note 5 to our annual consolidated financial statements, each of which are included elsewhere in this prospectus.

Foreign Currency

Our operations span the globe. Approximately one half of our net sales originate in currencies other than the U.S. dollar—principally the euro, as well as the British pound sterling, the Canadian dollar and the Swiss franc. As a result, changes in foreign currency exchange rates impact our reported results.

Where material to an understanding of our results of operations, we have quantified the impact of changes in foreign currency exchange rates in this discussion and analysis. We measure the impact of changes in exchange rates by comparing our current period results, translated using current period average exchange rates, to those same results translated using prior period average exchange rates.

We have a significant amount of foreign-denominated debt on our U.S. dollar-denominated balance sheet. The translation of these debt obligations is reported in other income (expense), net, as foreign currency exchange gains or losses each period. Such gains or losses are substantially unrealized and relate to the weakening or strengthening, respectively, of the euro against the U.S. dollar. As a result, our operating results are exposed to fluctuations in foreign currency exchange rates, principally with respect to the euro. We expect this exposure to be partially mitigated by the redemption of $         million aggregate principal amount of the euro-denominated Subordinated Notes with a portion of the net proceeds from this offering.

Our income tax benefit or provision can change significantly due to the volatility of net foreign currency exchange gains and losses in our operating results. See Note 18 to our annual consolidated financial statements included elsewhere in this prospectus for a description of differences between our tax provision calculated using the statutory U.S. federal income tax rate and our reported tax provision and for a description of changes in our uncertain tax positions.

Recent Initiatives at our Americas Segment

Our Americas segment experienced a decline in net sales as compared to prior periods for each of the historical periods included in this discussion and analysis. Net sales in our Americas segment were $568.4 million and $579.8 million for the three months ended March 31, 2014 and 2013, respectively, and were $2,352.7 million, $2,400.9 million and $2,418.5 million for years ended December 31, 2013, 2012 and 2011, respectively. The underlying causes for these declines in net sales varied across each of the periods and was not the result of any specific trend or uncertainty that we believe will continue to have a material impact on our net sales. The volume declines experienced during the three months ended March 31, 2014 were largely due to unfavorable weather conditions in the United States and the majority of the decline in net sales for the year ended December 31, 2012 was the result of the loss of a global pharmaceutical customer in 2012. We believe that the future operating results of our Americas segment will be positively impacted by the recent strategic initiatives we have implemented as discussed below.

The Americas segment recently completed a series of initiatives to significantly upgrade its information technology infrastructure, optimize its U.S. distribution network and modify its marketing strategy. We implemented a new enterprise resource planning system and e-commerce platform to better support our new marketing initiatives and growing infrastructure. We opened a new 500,000 square foot warehouse facility in central California, strategically located to reduce shipping costs and improve delivery time to our customers throughout the western United States. We also shifted our North American regional go-to-market (“GTM”) strategy to a customer segment-specific approach, which we believe allows us to better address the unique needs of our customers.

All these initiatives were completed during 2012 and 2013, requiring approximately $70 million of capital investment and causing some disruption to our business over that period. Our recent operating results in the Americas segment were positively impacted by these completed initiatives, including improved U.S. sales performance and customer satisfaction and lower support costs for infrastructure. We believe that the impact of these initiatives will continue to affect our operating results in future periods.

European Systems, Infrastructure and Strategy

Our European operations benefit from a highly integrated and robust enterprise resource planning system, efficient distribution infrastructure and customer segment-specific GTM strategy. For example, our European business has operated on a common, highly integrated enterprise resource planning system for more than 12 years, enabling a stable and efficient distribution model, and a customer segment-specific GTM strategy, including advanced and tailored marketing materials, which was implemented over the past several years. Our enterprise resource planning system has also enabled us to rapidly integrate the operations of newly acquired companies. We are preparing to launch our new, feature-rich e-commerce platform in EMEA-APAC, which we first introduced in the United States in April 2012.

We believe our Pan-European platform and acquisition strategy have increased our customer penetration and product offerings, which have collectively resulted in strong revenue growth and improved margins. Our strengthened market leadership position in Europe gives us the opportunity to continue to achieve strong financial results.

Relationship with Merck KGaA

We benefit from our longstanding and strong relationship with Merck KGaA and its affiliates. Our business operated as a division of Merck KGaA from 1999 until we were acquired by a private equity firm in

2004. In connection with such disposition, Merck KGaA agreed to enter into a long-term, exclusive supply agreement with us primarily covering Western Europe, which had an initial five-year term that was subsequently extended for an additional five-year period. In April 2014, we began operating under new, non-exclusive supply agreements that extend through December 2018. These new agreements govern a portion of our overall sales of products from Merck KGaA in Europe and provide us with preferred, non-exclusive access to Merck KGaA’s branded products across multiple jurisdictions. The new agreements include less favorable pricing terms to us than our previous agreement and will negatively impact our gross margins in future periods.

Capital Structure

As a result of the VWR Acquisition, we carry a significant amount of goodwill, other intangible assets and debt on our balance sheets. This has caused us to report significant amounts of amortization and interest expense and to pay significant amounts of cash for interest. We have also recorded impairment charges on our goodwill and other intangible assets in prior periods. A large portion of our debt is denominated in currencies other than the U.S. dollar, which causes us to report significant translation adjustments within our balance sheets, some of which are also recorded to earnings as previously described. We have also taken a number of actions to address pending maturity dates on our indebtedness and to take advantage of strong debt markets, which has caused us to record losses on extinguishment of debt while lowering interest expense and cash paid for interest prospectively.

We continually monitor the capital markets for financing opportunities. The majority of our long-term debt obligations will mature during 2016 and 2017. We intend to reduce our net leverage in advance of these maturities as we seek to refinance or otherwise satisfy these debt obligations.

Restructuring and Other Cost Reduction Initiatives

During September 2013, we initiated a global restructuring program designed to enhance interaction with our customers and suppliers, improve the efficiency of our operations and reduce operating expenses. In connection with these actions, we recognized restructuring charges of $32.5 million during the year ended December 31, 2013. We expect to realize cost savings of approximately $38 million from this program when fully implemented, of which we expect approximately $25 million will be realized during the nine months ended December 31, 2014.

From time to time, we have undertaken other cost reduction initiatives in our existing businesses as well as in our acquired businesses. Cost reduction initiatives typically include severance and facility closure costs. Expenses associated with such actions were $16.9 million and $5.9 million during the years ended December 31, 2012 and 2011, respectively.

For additional information, see Note 9 to our unaudited interim condensed consolidated financial statements and Note 15 to our annual consolidated financial statements included elsewhere in this prospectus.

Intention to Redeem Subordinated Notes

Beginning June 30, 2014, we are able to redeem some or all of the Subordinated Notes at any time at 100% of their aggregate principal amount, plus accrued interest. We intend to issue a notice of redemption to the holders of the Subordinated Notes notifying such holders that, subject to the completion of this offering, we intend to use the net proceeds from the sale of common stock in this offering to redeem $         million aggregate principal amount of the outstanding Subordinated Notes at 100% plus accrued and unpaid interest thereon up to, but not including, the date of redemption. In connection with such redemption, we expect to write-off all or a portion of unamortized financing costs on the redemption date, the carrying amount of which was $5.4 million at March 31, 2014. See “Underwriting (Conflicts of Interest).”

Recapitalization

During each of the historical periods presented in this prospectus, we had two classes of outstanding capital stock, common stock and redeemable convertible preferred stock, all of which were owned by VWR Holdings. In anticipation of the completion of this offering, we completed an internal recapitalization on July 31, 2014, pursuant to which VWR Holdings exchanged all of its common stock and redeemable convertible preferred stock for an aggregate of 1,000,000 newly-issued shares of common stock. Prior to the completion of this offering, we intend to amend our certificate of incorporation to affect a         for-1 stock split of all of our outstanding shares of common stock.

Seasonality and Inflation

Neither seasonality nor inflation have had a significant impact on our historical results of operations or financial condition. Although the prices we pay for our products may increase, we believe we will continue to be able to pass through the majority of these increases to our customers. However, our earnings and cash flows could be adversely affected if we are unable to pass through future cost increases arising from inflation.

Income Tax Matters

As of December 31, 2013, we had federal net operating loss carryforwards of $518.6 million with a corresponding federal tax benefit of $181.5 million that begin to expire in 2025. We also have state net operating loss carryforwards of $490.4 million, with a corresponding state tax benefit of $19.6 million, that expire at various times through 2033. The net operating loss carryforwards are reflected on an after tax basis of $201.1 million within our aggregate deferred tax assets of $311.7 million. In addition, we have foreign net operating loss carryforwards of $338.5 million, which predominantly have indefinite expirations and against which we have recognized valuation allowances. Further, as of December 31, 2013, there are U.S. foreign tax credit carryforwards of $2.9 million that will expire at various times through 2016.

Deferred tax assets and liabilities are recognized for the expected net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized. We evaluate the realization of deferred tax assets taking into consideration such factors as the reversal of existing taxable temporary differences, expected profitability by tax jurisdiction and available carryforward periods. The extent and timing of the reversal of existing taxable temporary differences will influence the extent of tax benefits recognized in a particular year. As of December 31, 2013, we had aggregate deferred tax assets of $311.7 million, of which $201.1 million represent domestic net operating loss carryforwards subject to our income tax receivable agreement described below. As more fully reflected in our consolidated financial statements, the remaining balance of our deferred tax assets relate to differences between carrying amounts of assets and liabilities for financial reporting and income tax purposes and foreign net operating loss carryforwards, against which we had valuation allowances of $119.3 million associated with certain intercompany transactions, foreign net operating loss carryforwards, foreign tax credit carryforwards, short-lived state net operating losses and other deferred tax assets that are not expected to be realized. Should applicable losses, credits and deductions ultimately be realized, the resulting reduction in the valuation allowance will generally be recognized as a component of our income tax provision or benefit.

In connection with the completion of this offering, we will enter into an income tax receivable agreement, whereby we will pay our existing shareholder, VWR Holdings, 85% of the amount of cash savings, if any, from the utilization of our and our subsidiaries’ U.S. federal, state and local net operating loss carryforwards. Assuming this offering occurred as of March 31, 2014, we expect to pay approximately $172 million in cash related to this agreement, based on our current taxable income estimates, and we expect to record a liability on our consolidated balance sheet for 85% of applicable net operating losses upon consummation of this income tax receivable agreement. We expect that any changes in our valuation allowance subsequent to this offering that related to our net operating loss carryforwards that were generated prior to this offering will be treated as income tax expense or benefit in our consolidated statements of operations. Any changes in the amount we expect to pay under the income tax receivable agreement is based on the realizability of the underlying deferred tax assets, and the related change in our obligation under the income tax receivable agreement would be recognized in the statements of operations in other income (expense), net.

Key Indicators of Performance and Financial Condition

To evaluate our performance, we monitor a number of key indicators at the consolidated level and, in certain cases, at the segment level. As appropriate, we supplement our results of operations determined in accordance with GAAP with certain non-GAAP financial measurements that we believe are useful to investors, creditors and others in assessing our performance. These measurements should not be considered in isolation or as a substitute for reported GAAP results because they may include or exclude certain items as compared to similar GAAP-based measurements, and such measurements may not be comparable to similarly-titled measurements reported by other companies. Rather, these measurements should be considered as an additional way of viewing aspects of our operations that provide a more complete understanding of our business. We strongly encourage readers to review our consolidated financial statements included elsewhere herein and publicly filed reports in their entirety and not rely solely on any one, single financial measurement. See “Non-GAAP Measures.”

The key indicators that we monitor are as follows:

•	Net sales and operating income, which we discuss on both a consolidated and reportable segment basis in the section entitled “Results of Operations.”

•	Gross profit as a percentage of net sales (“gross margin”), which we discuss on a consolidated basis in the section entitled “Results of Operations.”

•	Cash flows, particularly cash flows from operating activities, which we discuss in the section entitled “Liquidity and Capital Resources” under the subheading “Historical Cash Flows.”

•	Adjusted EBITDA, which we also discuss as a percentage of net sales (“Adjusted EBITDA margin”), is a non-GAAP financial measurement and a key performance indicator used by our creditors, investors and management to measure and evaluate our operating performance. Our calculation of Adjusted EBITDA eliminates the effect of charges associated with financing decisions, tax regulations and capital investments and includes certain other adjustments. A reconciliation of Adjusted EBITDA from net income, the most directly comparable GAAP-based financial measurement, and our discussion and analysis of changes in Adjusted EBITDA are included at the end of the section entitled “Results of Operations” under the subheading “Adjusted EBITDA and Adjusted Net Income.”

•	Adjusted Net Income is a non-GAAP financial measurement and a key performance indicator used by our creditors, investors and management to measure and evaluate our operating performance. Adjusted Net Income eliminates the after-tax effect of charges associated with amortization of acquired intangible assets, changes in foreign currency exchange rates related to financing decisions and certain other adjustments. A reconciliation of Adjusted Net Income from net income, the most directly comparable GAAP-based financial measurement, and our discussion and analysis of changes in Adjusted Net Income are included at the end of the section entitled “Results of Operations” under the subheading “Adjusted EBITDA and Adjusted Net Income.”

Components of Revenues and Expenses

Our net sales are derived primarily from the sale of laboratory products. Net sales are also derived, to a lesser extent, from the provision of services. Freight costs that are billed to our customers are included in net sales. Provisions for discounts, rebates to customers, sales returns and other adjustments are provided for as a reduction of net sales in the period the related sales are recorded.

Our cost of goods sold consists primarily of the cost of inventory shipped and our cost of labor for services provided. Cost of goods sold includes freight expenses incurred to deliver products to customers as well as credits for rebates earned from suppliers.

Selling, general and administrative (“SG&A”) expenses primarily reflect the costs of operations dedicated to generating sales, marketing products and services, processing and fulfilling customer orders and maintaining our distribution center facilities. SG&A expenses also include our corporate, administrative and shared-service costs and depreciation and amortization.

Results of Operations

This discussion and analysis includes a summary of our historical results of operations, followed by detailed comparisons of our results for: (1) the three months ended March 31, 2014 and 2013; (2) the years ended December 31, 2013 and 2012; and (3) the years ended December 31, 2012 and 2011. We have derived this data from our unaudited interim condensed consolidated financial statements and our annual consolidated financial statements, each of which are included elsewhere in this prospectus. Where applicable, we provide commentary related to each of our reportable segments. Where material to an understanding of our results of operations, we have quantified the contribution from acquisitions to the extent such contributions were not present in the comparable period and the impact of changes in foreign currency exchange rates.

The following table presents a summary of our results of operations (dollars in millions):

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
Net sales	$1,056.6	$1,024.3	$4,187.8	$4,129.4	$4,161.1
Gross profit	312.6	297.5	1,196.3	1,167.4	1,179.5
Gross margin	29.6%	29.0%	28.6%	28.3%	28.3%
Operating income	$77.0	$63.5	$254.0	$252.0	$265.9
Net income	17.4	22.1	14.1	3.8	57.7
Adjusted EBITDA *	111.7	96.2	418.5	401.5	398.9
Adjusted EBITDA margin *	10.6%	9.4%	10.0%	9.7%	9.6%
Adjusted Net Income *	$36.5	$24.7	$123.6	$102.2	$109.6

*	Denotes non-GAAP financial measurements. Refer to the section entitled “Key Indicators of Performance and Financial Condition” for more information, including where to find reconciliations to the most directly comparable GAAP-based financial measurements.

Our consolidated results of operations for the periods presented were impacted by the following trends and key factors:

•

Our sales volume trend has improved. Sales volume for the three months ended March 31, 2014 increased compared to the prior three-month period driven by stronger market conditions in Europe, which more than offset unfavorable weather conditions in the United States. Previously, sales volume had declined in 2013 compared to 2012 and in 2012 compared to 2011 due, in part, to the loss of a global customer in the pharmaceutical industry in early 2012.

•	Our profitability trend, as measured by gross margin and Adjusted EBITDA margin, has improved sequentially due to more efficient pricing, savings from our cost reduction programs and improvements to our operations.

•	Business acquisitions improved our reported growth.

•	The translation of our foreign operating results into U.S. dollars improved our reported growth for the three months ended March 31, 2014 compared to the same period of 2013 and for 2013 compared to 2012 while lowering our reported results in 2012 compared to 2011.

•	The translation of foreign-denominated debt obligations on our U.S. dollar-denominated balance sheet results in significant net currency translation gains or losses within other income (expense), net. Currency translation negatively impacted our net income for the three months ended March 31, 2014 and for 2013 and 2012, while favorably impacting our net income for the three months ended March 31, 2013 and for 2011.

Comparison of Three Months Ended March 31, 2014 and 2013

Net Sales

The following table presents net sales and net sales changes by reportable segment (dollars in millions):

	Three Months Ended March 31,
			Change
	2014	2013	Amount	%
Americas	$568.4	$579.8	$(11.4)	(2.0)%
EMEA-APAC	488.2	444.5	43.7	9.8%

Total	$1,056.6	$1,024.3	$32.3	3.2%

Net sales for the three months ended March 31, 2014 increased $32.3 million or 3.2% compared to the prior period. The increase in net sales was primarily due to volume improvements in our EMEA-APAC segment, driven by strengthening market conditions. Additionally, changes in foreign currency exchange rates caused net sales to increase by $9.1 million, and the impact of acquisitions caused net sales to increase by $15.8 million. Volume declines in the Americas led to a reduction in net sales, primarily due to unfavorable weather conditions in the United States.

Net sales in our Americas segment for the three months ended March 31, 2014 decreased $11.4 million or 2.0% compared to the prior period. Changes in foreign currency exchange rates caused net sales to decrease by $6.4 million, while the impact of acquisitions caused net sales to increase by $10.6 million. Collectively, net sales to Biopharma and industrial customers were flat, while net sales to educational and governmental customers decreased by high single-digit rates. Net sales of consumables were flat, while sales of capital goods declined by high single-digit rates. As noted above, net sales during the 2014 period were negatively impacted by adverse weather conditions.

Net sales in our EMEA-APAC segment for the three months ended March 31, 2014 increased $43.7 million or 9.8% compared to the prior period. Changes in foreign currency exchange rates caused net sales to increase by $15.5 million, while the impact of acquisitions caused net sales to increase by $5.2 million. Net sales improved across customer and product groups by mid single-digit rates.

Gross Profit

The following table presents gross profit, gross margin and changes therein (dollars in millions):

	Three Months Ended March 31,
			Change
	2014	2013	Amount	%
Gross profit	$312.6	$297.5	$15.1	5.1%
Gross margin	29.6%	29.0%	60 basis points

Gross profit for the three months ended March 31, 2014 increased $15.1 million or 5.1% compared to the prior period. The improvement in gross profit was primarily driven by higher overall sales volume and improved gross margin. Additionally, changes in foreign currency exchange rates caused gross profit to increase by $3.6 million, while the impact of acquisitions caused gross profit to increase by $5.3 million.

Gross margin for the three months ended March 31, 2014 was 29.6%, a 60 basis point increase compared to the prior period. The improvement in gross margin performance was positively influenced by efficient pricing and a more favorable product and customer mix, particularly in the Americas. In addition, sales of private label products increased faster than sales of branded products.

Selling, General and Administrative Expenses

The following table presents SG&A expenses, SG&A expenses as a percentage of net sales and changes therein (dollars in millions):

	Three Months Ended March 31,
			Change
	2014	2013	Amount	%
SG&A expenses	$235.6	$234.0	$1.6	0.7%
SG&A expenses as a percentage of net sales	22.3%	22.8%	(50) basis points

SG&A expenses for the three months ended March 31, 2014 increased $1.6 million or 0.7% compared to the prior period. Changes in foreign currency exchange rates caused SG&A expenses to increase by $1.9 million, while the impact of acquisitions caused SG&A expenses to increase by $4.0 million. Depreciation and amortization increased by $2.8 million. Partially offsetting these increases, SG&A expense was favorably influenced by lower overall personnel costs in the 2014 period resulting from our 2013 global restructuring program and the absence of a $1.4 million severance charge associated with an executive departure recognized in the 2013 period.

Operating Income

The following table presents operating income and operating income changes by reportable segment (dollars in millions):

	Three Months Ended March 31,
			Change
	2014	2013	Amount	%
Americas	$29.6	$25.2	$4.4	17.5%
EMEA-APAC	47.4	38.3	9.1	23.8%

Total	$77.0	$63.5	$13.5	21.3%

Operating income for the three months ended March 31, 2014 increased $13.5 million or 21.3% compared to the prior period. The increase in operating income was primarily due to higher gross profit.

Operating income in our Americas segment for the three months ended March 31, 2014 increased $4.4 million or 17.5% compared to the prior period. The increase in operating income was primarily due to decreased SG&A expenses, attributable to cost reductions from our 2013 global restructuring program.

Operating income in our EMEA-APAC segment for the three months ended March 31, 2014 increased $9.1 million or 23.8% compared to the prior period. The increase in operating income was due to increased gross profit, attributable to higher sales volume, partially offset by increased SG&A expenses, attributable to changes in foreign currency exchange rates and the impact of acquisitions.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, was $45.8 million and $47.6 million during the three months ended March 31, 2014 and 2013, respectively. The decrease was primarily attributable to savings associated with a recent refinancing of our Senior Credit Facility, lower average borrowings under our multi-currency revolving loan facility and a reduction in amortization of deferred debt issuance costs.

Other Income (Expense), Net

Other income (expense), net, was $(3.1) million and $23.0 million for the three months ended March 31, 2014 and 2013, respectively, and consisted of net foreign currency exchange gains and losses.

Loss on Extinguishment of Debt

In connection with an amendment of our Senior Credit Facility on January 31, 2013, we recognized a loss on the extinguishment of debt of $2.0 million representing the write-off of unamortized deferred financing costs.

Income Taxes

During the three months ended March 31, 2014 and 2013, we recognized income tax provisions of $10.7 million and $14.8 million, respectively.

The tax provision recognized during the three months ended March 31, 2014 is primarily the result of taxes on operating profits in our foreign and domestic operations as well as an increase in valuation allowances primarily attributable to our foreign operations.

The tax provision recognized during the three months ended March 31, 2013 is primarily the result of taxes on operating profits in our foreign operations and from domestic income, primarily attributable to our recognition of significant net exchange gains, as well as from an increase in valuation allowances primarily attributable to our foreign operations.

Adjusted EBITDA and Adjusted Net Income

Adjusted EBITDA and Adjusted Net Income are non-GAAP financial measurements used by our creditors, investors and management to measure and evaluate our operating performance. We strongly encourage readers to review our consolidated financial statements included elsewhere herein in their entirety and not rely solely on any one, single financial measure as discussed previously in the section entitled “Key Indicators of Performance and Financial Condition.”

The following table presents Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and changes therein (dollars in millions):

	Three Months Ended March 31,
			Change
	2014	2013	Amount	%
Adjusted EBITDA	$111.7	$96.2	$15.5	16.1%
Adjusted EBITDA margin	10.6%	9.4%	120 basis points
Adjusted Net Income	$36.5	$24.7	$11.8	47.8%

Adjusted EBITDA for the three months ended March 31, 2014 increased $15.5 million or 16.1% compared to the prior period. The increase in Adjusted EBITDA was primarily due to the increase in operating income discussed previously and to a lesser extent changes in foreign currency exchange rates and acquisitions.

Adjusted Net Income for the three months ended March 31, 2014 increased $11.8 million or 47.8% compared to the prior period. The increase in Adjusted Net Income was primarily due to the $15.5 million increase in Adjusted EBITDA and a $1.8 million reduction in interest expense, net of interest income, discussed previously. These increases were partially offset by increases in depreciation expense and the income tax provision applicable to Adjusted Net Income.

The following table presents the reconciliation of Adjusted EBITDA from net income (in millions):

	Three Months Ended March 31,
	2014	2013
Net income	$17.4	$22.1
Interest expense, net of interest income	45.8	47.6
Income tax provision	10.7	14.8
Depreciation and amortization	34.6	31.8
Other adjustments:
Net unrealized foreign currency translation gain related to financing activities	(3.2)	(23.7)
Net realized foreign currency transaction loss related to financing activities	6.2	—
Losses on extinguishment of debt	—	2.0
Charges associated with executive departures	—	1.4
Share-based compensation expense	0.2	0.2

Adjusted EBITDA	$111.7	$96.2

The following table presents the reconciliation of Adjusted Net Income from net income (in millions):

	Three Months Ended March 31,
	2014	2013
Net income	$17.4	$22.1
Pre-tax adjustments:
Amortization of acquired intangible assets	25.1	22.8
Net unrealized foreign currency translation gain related to financing activities	(3.2)	(23.7)
Net realized foreign currency transaction loss related to financing activities	6.2	—
Losses on extinguishment of debt	—	2.0
Charges associated with executive departures	—	1.4
Share-based compensation expense	0.2	0.2
Income tax benefit of pre-tax adjustments	(9.2)	(0.1)

Adjusted Net Income	$36.5	$24.7

Comparison of Years Ended December 31, 2013 and 2012

Net Sales

The following table presents net sales and net sales changes by reportable segment (dollars in millions):

	Year Ended December 31,
			Change
	2013	2012	Amount	%
Americas	$2,352.7	$2,400.9	$(48.2)	(2.0)%
EMEA-APAC	1,835.1	1,728.5	106.6	6.2%

Total	$4,187.8	$4,129.4	$58.4	1.4%

Net sales for the year ended December 31, 2013 increased $58.4 million or 1.4% compared to the prior period. Changes in foreign currency exchange rates caused net sales to increase by $33.2 million, while the impact of acquisitions caused net sales to increase by $88.4 million. Partially offsetting these increases, net sales were lower due to a reduction in sales volume in our Americas segment.

Net sales in our Americas segment for the year ended December 31, 2013 decreased $48.2 million or 2.0% compared to the prior period. Changes in foreign currency exchange rates caused net sales to decrease by $6.8 million, while the impact of acquisitions caused net sales to increase by $27.4 million. Net sales of capital goods increased slightly, while net sales of consumable products decreased by low single-digit rates. Net sales across all primary customer channels were flat or decreased by low single-digit rates.

Net sales in our EMEA-APAC segment for the year ended December 31, 2013 increased $106.6 million or 6.2% compared to the prior period. Changes in foreign currency exchange rates caused net sales to increase by $40.0 million, while the impact of acquisitions caused net sales to increase by $61.0 million. Net sales of consumable products increased by low single-digit rates, while net sales of capital goods decreased by low single-digit rates. Net sales to Biopharma, industrial and other customers increased by low single-digit rates. Net sales to education customers and governmental entities were generally flat.

Gross Profit

The following table presents gross profit, gross margin and changes therein (dollars in millions):

	Year Ended December 31,
			Change
	2013	2012	Amount	%
Gross profit	$1,196.3	$1,167.4	$28.9	2.5%
Gross margin	28.6%	28.3%	30 basis points

Gross profit for the year ended December 31, 2013 increased $28.9 million or 2.5% compared to the prior period. Changes in foreign currency exchange rates caused gross profit to increase by $11.5 million, while the impact of acquisitions caused gross profit to increase by $28.0 million. Additionally, a favorable sales mix and higher sales volume in EMEA-APAC contributed to the increase in gross profit. Partially offsetting these increases, gross profit comparisons were negatively influenced by the impact of overall lower sales volumes in the Americas.

Gross margin for the year ended December 31, 2013 was 28.6%, a 30 basis point increase compared to 2012. Gross margin performance in 2013 was positively influenced by a more favorable product and customer sales mix in our EMEA-APAC segment, partially offset by an unfavorable product sales mix in our Americas segment and, more globally, an increasingly competitive pricing environment. In 2012, our consolidated gross margin was negatively impacted by unfavorable product costs associated with lower rebates earned from suppliers as compared to 2013.

Selling, General and Administrative Expenses

The following table presents SG&A expenses, SG&A expenses as a percentage of net sales and changes therein (dollars in millions):

	Year Ended December 31,
			Change
	2013	2012	Amount	%
SG&A expenses	$942.3	$915.4	$26.9	2.9%
SG&A expenses as a percentage of net sales	22.5%	22.2%	30 basis points

SG&A expenses for the year ended December 31, 2013 increased $26.9 million or 2.9% compared to the prior period. Changes in foreign currency exchange rates caused SG&A expenses to increase by $9.2 million, while the impact of acquisitions caused SG&A expenses to increase by $23.5 million. Additionally, SG&A expenses increased by $14.8 million for restructuring charges and $6.6 million related to our performance-based cash incentive compensation program. Partially offsetting these increases, SG&A expenses were positively influenced by lower overall personnel costs and a decrease of $4.0 million in severance charges associated with executive departures.

SG&A expenses for 2013 included $31.7 million for charges associated with our 2013 global restructuring program, of which $7.6 million was for Americas and $24.1 million was for EMEA-APAC (including $3.2 million in non-cash charges recognized in our Asia-Pacific operations). SG&A expenses for 2012 included $16.9 million for charges associated with implementing cost reduction initiatives, of which $5.4 million was for Americas (including $4.0 million related to lease and pension costs associated with the closure of a regional distribution center in Brisbane, California) and $11.5 million was for EMEA-APAC (primarily severance and personnel costs).

Operating Income

The following table presents operating income and operating income changes by reportable segment (dollars in millions):

	Year Ended December 31,
			Change
	2013	2012	Amount	%
Americas	$115.8	$123.2	$(7.4)	(6.0)%
EMEA-APAC	138.2	128.8	9.4	7.3%

Total	$254.0	$252.0	$2.0	0.8%

Operating income for the year ended December 31, 2013 increased $2.0 million or 0.8% compared to the prior period. The increase in operating income was due to higher gross profit, substantially offset by higher SG&A expenses. Changes in foreign currency exchange rates caused operating income to increase by $2.3 million, while the impact of acquisitions caused operating income to increase by $4.5 million.

Operating income in our Americas segment for the year ended December 31, 2013 decreased $7.4 million or 6.0% compared to the prior period. The decline in operating income was due to a decrease in gross profit, primarily attributable to lower sales volume, partially offset by a decrease in SG&A expenses, largely attributable to the implementation of cost reduction initiatives.

Operating income in our EMEA-APAC segment for the year ended December 31, 2013 increased $9.4 million or 7.3% compared to the prior period. The increase in operating income was due to an increase in gross profit, attributable to higher sales volume and a favorable sales mix, partially offset by an increase in SG&A expenses, largely attributable to increased charges for restructuring and incentive compensation. Changes in foreign currency exchange rates caused operating income to increase by $2.1 million, while the impact of acquisitions caused operating income to increase by $4.5 million.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, was $190.7 million and $199.5 million during the years ended December 31, 2013 and 2012, respectively. The decrease was primarily attributable to the maturity of our interest rate swap arrangements in 2012, a reduction in amortization of deferred debt issuance costs and net savings associated with the recent refinancings of our Senior Credit Facility and 10.25% Senior Notes, partially offset by increased interest associated with higher average aggregate borrowings under our A/R Facility and our multi-currency revolving loan facility in 2013.

Other Income (Expense), Net

Other income (expense), net, was $(38.8) million and $(15.1) million for the years ended December 31, 2013 and 2012, respectively, and consisted primarily of net foreign currency exchange gains and losses.

Other income (expense), net for the year ended December 31, 2012 also includes $0.7 million of third-party fees and fees paid to lenders associated with an amendment to our Senior Credit Facility.

Loss on Extinguishment of Debt

In connection with an amendment of our Senior Credit Facility on January 31, 2013, we recognized a loss on extinguishment of debt of $2.0 million representing the write off of unamortized deferred financing costs.

In connection with the issuance of the Senior Notes in 2012 to refinance our 10.25% Senior Notes, we recognized a loss on extinguishment of debt of $25.5 million. The loss included $18.7 million in tender and redemption premiums paid, $6.6 million for the write-off of unamortized deferred financing costs and $0.2 million of third-party fees and fees paid to lenders.

Income Taxes

During the years ended December 31, 2013 and 2012, we recognized income tax provisions of $8.4 million and $8.1 million, respectively.

The tax provision recognized in 2013 is primarily the result of tax expense on foreign operating profits and increases in valuation allowances in foreign jurisdictions, partially offset by a tax benefit from domestic operating losses and a favorable reduction of foreign deferred tax liabilities due to a change in the effective foreign rates.

The tax provision recognized in 2012 is primarily the result of tax expense on foreign operating profits, changes in uncertain tax positions, increases in valuation allowances in foreign jurisdictions and increases in foreign tax rates, partially offset by a tax benefit from domestic operating losses.

Adjusted EBITDA and Adjusted Net Income

Adjusted EBITDA and Adjusted Net Income are non-GAAP financial measurement used by our creditors, investors and management to measure and evaluate our operating performance. We strongly encourage readers to review our consolidated financial statements included elsewhere herein in their entirety and not rely solely on any one, single financial measure as discussed previously in the section entitled “Key Indicators of Performance and Financial Condition.”

The following table presents Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and changes therein (dollars in millions):

	Year Ended December 31,
			Change
	2013	2012	Amount	%
Adjusted EBITDA	$418.5	$401.5	$17.0	4.2%
Adjusted EBITDA margin	10.0%	9.7%	30 basis points
Adjusted Net Income	$123.6	$102.2	$21.4	20.9%

Adjusted EBITDA for the year ended December 31, 2013 increased $17.0 million or 4.2% compared to the prior period. The increase in Adjusted EBITDA was primarily due to the impact of acquisitions, reductions in SG&A expenses when excluding the impact of charges for restructuring and other cost reduction initiatives, executive departures and certain others items which are excluded from the calculation of Adjusted EBITDA, and to a lesser extent changes in foreign currency exchange rates.

Adjusted Net Income for the year ended December 31, 2013 increased $21.4 million or 20.9% compared to the prior period. The increase in Adjusted Net Income was primarily due to the $17.0 million increase in Adjusted EBITDA and the $8.8 million reduction in interest expense, net of interest income, discussed previously. These increases were partially offset by increases in depreciation expense and the income tax provision applicable to Adjusted Net Income.

The following table presents the reconciliation of Adjusted EBITDA from net income (dollars in millions):

	Year Ended December 31,
	2013	2012
Net income	$14.1	$3.8
Interest expense, net of interest income	190.7	199.5
Income tax provision	8.4	8.1
Depreciation and amortization	130.0	125.9
Other adjustments:
Net unrealized foreign currency translation loss related to financing activities	41.6	16.0
Net realized foreign currency transaction gain related to financing activities	(3.6)	—
Losses on extinguishment of debt	2.0	25.5
Charges for restructuring and other cost reduction initiatives	32.5	16.9
Charges associated with executive departures	2.2	6.2
Share-based compensation expense	0.6	0.9
Other	—	(1.3)

Adjusted EBITDA	$418.5	$401.5

The following table presents the reconciliation of Adjusted Net Income from net income (in millions):

	Year Ended December 31,
	2013	2012
Net income	$14.1	$3.8
Pre-tax adjustments:
Amortization of acquired intangible assets	91.7	89.9
Net unrealized foreign currency translation loss related to financing activities	41.6	16.0
Net realized foreign currency transaction gain related to financing activities	(3.6)	—
Losses on extinguishment of debt	2.0	25.5
Charges for restructuring and other cost reduction initiatives	32.5	16.9
Charges associated with executive departures	2.2	6.2
Share-based compensation expense	0.6	0.9
Other	—	(1.3)
Income tax benefit of pre-tax adjustments	(57.5)	(55.7)

Adjusted Net Income	$123.6	$102.2

Comparison of Years Ended December 31, 2012 and 2011

Net Sales

The following table presents net sales and net sales changes by reportable segment (dollars in millions):

	Year Ended December 31,
			Change
	2012	2011	Amount	%
Americas	$2,400.9	$2,418.5	$(17.6)	(0.7)%
EMEA-APAC	1,728.5	1,742.6	(14.1)	(0.8)%

Total	$4,129.4	$4,161.1	$(31.7)	(0.8)%

Net sales for the year ended December 31, 2012 decreased $31.7 million or 0.8% compared to the prior period. Changes in foreign currency exchange rates caused net sales to decrease by $113.9 million. Additionally, reductions in sales volume during 2012 due, in part, to the loss of a global customer in the pharmaceutical industry in early 2012, negatively impacted net sales comparisons. Partially offsetting these decreases, acquisitions caused net sales to increase by $149.8 million.

Net sales in our Americas segment for the year ended December 31, 2012 decreased $17.6 million or 0.7% compared to the prior period. The majority of this decline is due to the loss of a global pharmaceutical customer in 2012. Partially offsetting the decrease, acquisitions caused net sales to increase by $77.4 million. Net sales of consumable products decreased by low single-digit rates, while net sales of capital goods decreased by mid single-digit rates. Net sales to Biopharma customers and governmental entities decreased by mid single-digit rates while net sales to education, industrial and other customers decreased by low single-digit rates.

Net sales in our EMEA-APAC segment for the year ended December 31, 2012 decreased $14.1 million or 0.8% compared to the prior period. Changes in foreign currency exchange rates caused net sales to decrease by $111.3 million, while the impact of acquisitions caused net sales to increase by $72.4 million. Net sales of consumable products increased by low single-digit rates, while net sales of capital goods were relatively flat. Net sales to Biopharma, industrial and other customers increased by low to mid single-digit rates, while net sales to governmental entities decreased by low single-digit rates and net sales to education customers were relatively flat.

Gross Profit

The following table presents gross profit, gross margin and changes therein (dollars in millions):

	Year Ended December 31,
			Change
	2012	2011	Amount	%
Gross profit	$1,167.4	$1,179.5	$(12.1)	(1.0)%
Gross margin	28.3%	28.3%	zero basis points

Gross profit for the year ended December 31, 2012 decreased $12.1 million or 1.0% compared to the prior period. Changes in foreign currency exchange rates caused gross profit to decrease by $34.3 million, while the impact of acquisitions caused gross profit to increase by $46.1 million. The decrease in gross profit also reflects lower sales volume in 2012.

Gross margin for the year ended December 31, 2012 was 28.3%, unchanged compared to 2011. Improvements in gross margin attributable to a more favorable product mix during 2012 were substantially offset by unfavorable product cost associated with lower rebates from suppliers.

Selling, General and Administrative Expenses

The following table presents SG&A expenses, SG&A expenses as a percentage of net sales and changes therein (dollars in millions):

	Year Ended December 31,
			Change
	2012	2011	Amount	%
SG&A expenses	$915.4	$913.6	$1.8	0.2%
SG&A expenses as a percentage of net sales	22.2%	22.0%	20 basis points

SG&A expenses for the year ended December 31, 2012 increased $1.8 million or 0.2% compared to the prior period. Acquisitions caused SG&A expenses to increase by $40.3 million. Additionally, in 2012 we recognized increased charges of $11.0 million associated with cost reduction initiatives and $6.2 million of severance expenses associated with executive departures. Partially offsetting these increases, changes in foreign currency exchange rates caused SG&A expenses to decrease by $29.1 million. Additionally, we recognized in 2012 an approximate $25.0 million reduction in costs associated with our performance-based cash incentive compensation program, higher pension income of $2.3 million associated with our U.S. Retirement Plan, a net gain of $2.0 million due to favorable changes in the fair value of contingent consideration and lower stock-based compensation expense of $1.4 million.

SG&A expenses for 2012 included $16.9 million for charges associated with implementing cost reduction initiatives, of which $5.4 million was for Americas (including $4.0 million related to lease and pension costs associated with the closure of a regional distribution center located near San Francisco, California) and $11.5 million was for EMEA-APAC (primarily severance and personnel costs). SG&A expenses for 2011 included $5.9 million for charges associated with implementing organizational changes to enhance sales effectiveness as well as cost reduction measures, of which $5.4 million was for Americas and $0.5 million was for EMEA-APAC.

We did not recognize any impairment charges during the year ended December 31, 2012. During the third quarter of 2011, we recognized aggregate charges of $3.3 million related to impairments of indefinite-lived intangible assets related to the former Science Education reportable segment, which is currently included in our Americas reportable segment. The impairment charges were caused by unfavorable industry-specific factors in the primary and secondary educational markets in the United States, in particular a reduction in spending by schools in response to prolonged negative economic conditions and the resultant uncertainty in state and local sources of funding.

Operating Income

The following table presents operating income and operating income changes by reportable segment (dollars in millions):

	Year Ended December 31,
			Change
	2012	2011	Amount	%
Americas	$123.2	$130.7	$(7.5)	(5.7)%
EMEA-APAC	128.8	135.2	(6.4)	(4.7)%

Total	$252.0	$265.9	$(13.9)	(5.2)%

Operating income for the year ended December 31, 2012 decreased $13.9 million or 5.2% compared to the prior period. The decrease in operating income was due to lower gross profit, attributable to lower sales volume. Changes in foreign currency exchange rates caused operating income to decrease by $5.2 million, while the impact of acquisitions caused operating income to increase by $5.8 million.

Operating income in our Americas segment for the year ended December 31, 2012 decreased $7.5 million or 5.7% compared to the prior period. The decrease in operating income resulted from a decrease in gross profit, due to lower sales volume, partially offset by a decrease in SG&A expenses, primarily due to lower charges for variable compensation, higher pension income and a $3.3 million reduction in impairment charges, partially offset by higher wage and related costs and charges for executive departures and other cost reduction initiatives. Acquisitions caused operating income to increase by $4.6 million.

Operating income in our EMEA-APAC segment for the year ended December 31, 2012 decreased $6.4 million or 4.7% compared to the prior period. Changes in foreign currency exchange rates caused operating income to decrease by $5.2 million.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, was $199.5 million and $199.6 million during the years ended December 31, 2012 and 2011, respectively. Decreases in interest expense associated with fluctuations in foreign currency exchange rates on euro-denominated debt and a lower fixed rate on our senior note obligations were substantially offset by increased interest expense from higher average debt balances under our Senior Credit Facility and our A/R Facility and further due to increased variable interest rates.

Loss on Extinguishment of Debt

In connection with the issuance of the Senior Notes on August 20, 2012, we commenced a tender offer to purchase any and all of our $713.0 million aggregate principal amount of 10.25% Senior Notes then outstanding. On September 4, 2012, we accepted for purchase an aggregate principal amount of $102.7 million of the 10.25% Senior Notes that were tendered. In connection with these transactions, we recognized a loss on extinguishment of debt of $4.2 million during the third quarter of 2012. The loss includes $3.1 million in tender premiums paid, $0.9 million for the write-off of a portion of the unamortized deferred financing costs related to the 10.25% Senior Notes, and $0.2 million of third-party fees and fees paid to lenders.

Concurrently, on September 4, 2012, we irrevocably called for redemption, on October 4, 2012, the remaining $610.3 million aggregate principal amount of 10.25% Senior Notes outstanding and deposited $639.6 million of cash received upon the issuance of the Senior Notes, representing the redemption price, call premium plus all interest payable through the settlement date, in an account with the trustee for the 10.25% Senior Notes. In connection with such redemption notice and deposit, the indenture pursuant to which the 10.25% Senior Notes were issued was discharged. On October 4, 2012, the final redemption of the 10.25% Senior Notes was completed and all funds were remitted to the noteholders, discharging us of all remaining obligations. Accordingly, we recognized an additional loss on extinguishment of debt of $21.3 million in the fourth quarter of 2012, such loss includes $15.6 million in redemption premiums and $5.7 million for the write-off of the remaining unamortized deferred financing costs.

We did not recognize any extinguishment gains or losses in 2011.

Other Income (Expense), Net

Other income (expense), net, was $(15.1) million and $21.8 million for the years ended December 31, 2012 and 2011, respectively, and consisted primarily of net foreign currency exchange gains and losses.

Other income (expense), net for the year ended December 31, 2012 also includes $0.7 million of third-party fees and fees paid to lenders associated with an amendment to our Senior Credit Facility.

Income Taxes

During the years ended December 31, 2012 and 2011, we recognized income tax provisions of $8.1 million and $30.4 million, respectively.

The tax provision recognized in 2012 is primarily the result of tax expense on foreign operating profits, changes in uncertain tax positions, increases in valuation allowances in foreign jurisdictions and increases in foreign tax rates, partially offset by a tax benefit from domestic operating losses.

The tax provision recognized in 2011 is comprised of tax expense on foreign operating profits and changes in uncertain tax positions, partially offset by a tax benefit from domestic operating losses and a favorable reduction of foreign deferred tax liabilities due to a change in the effective foreign rates.

Adjusted EBITDA and Adjusted Net Income

Adjusted EBITDA and Adjusted Net Income are non-GAAP financial measurements used by our creditors, investors and management to measure and evaluate our operating performance. We strongly encourage readers to review our consolidated financial statements included elsewhere herein in their entirety and not rely solely on any one, single financial measure as discussed previously in the section entitled “Key Indicators of Performance and Financial Condition.”

The following table presents Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and changes therein (dollars in millions):

	Year Ended December 31,
			Change
	2012	2011	Amount	%
Adjusted EBITDA	$401.5	$398.9	$2.6	0.7%
Adjusted EBITDA margin	9.7%	9.6%	10 basis points
Adjusted Net Income	$102.2	$109.6	$(7.4)	(6.8)%

Adjusted EBITDA for the year ended December 31, 2012 increased $2.6 million or 0.7% compared to the prior period. Increases in Adjusted EBITDA and Adjusted Net Income were primarily due to the impact of acquisitions, which were substantially offset by changes in foreign currency exchange rates.

Adjusted Net Income for the year ended December 31, 2012 decreased $7.4 million or 6.8% compared to the prior period. The decrease in Adjusted Net Income was primarily due to increases in depreciation expense and the income tax provision applicable to Adjusted Net Income, partially offset by a $2.6 million increase in Adjusted EBITDA.

The following table presents the reconciliation of Adjusted EBITDA from net income (in millions):

	Year Ended December 31,
	2012	2011
Net income	$3.8	$57.7
Interest expense, net of interest income	199.5	199.6
Income tax provision	8.1	30.4
Depreciation and amortization	125.9	120.9
Other adjustments:
Net unrealized foreign currency translation loss (gain) related to financing activities	16.0	(22.7)
Losses on extinguishment of debt	25.5	—
Charges for restructuring and other cost reduction initiatives	16.9	5.9
Charges associated with executive departures	6.2	—
Impairment charges	—	3.3
Share-based compensation expense	0.9	2.3
Other	(1.3)	1.5

Adjusted EBITDA	$401.5	$398.9

The following table presents the reconciliation of Adjusted Net Income from net income (in millions):

	Year Ended December 31,
	2012	2011
Net income	$3.8	$57.7
Pre-tax adjustments:
Amortization of acquired intangible assets	89.9	88.6
Net unrealized foreign currency translation loss (gain) related to financing activities	16.0	(22.7)
Losses on extinguishment of debt	25.5	—
Charges for restructuring and other cost reduction initiatives	16.9	5.9
Charges associated with executive departures	6.2	—
Impairment charges	—	3.3
Share-based compensation expense	0.9	2.3
Other	(1.3)	1.5
Income tax benefit of pre-tax adjustments	(55.7)	(27.0)

Adjusted Net Income	$102.2	$109.6

Liquidity and Capital Resources

Overview

We fund our business primarily from cash generated from operations and from borrowings under debt and capital lease obligations. We use cash to satisfy our contractual obligations and to fund other non-contractual business needs.

Our contractual obligations include scheduled interest and principal payments on our debt and capital lease obligations, payments under non-cancelable operating leases and funding of pension obligations. We also use cash to fund business acquisitions, purchase capital and pay taxes. Changes in working capital may be a source or a use of cash depending on our operations during a specified period of time.

We incurred a significant amount of indebtedness in connection with the VWR Acquisition that was completed in June 2007. Since that time, we have taken a number of actions to address pending maturity dates on our indebtedness and to take advantage of strong debt markets. We had $2,860.2 million of outstanding indebtedness as of March 31, 2014. The majority of our long-term debt obligations will mature during 2016 and 2017. We intend to reduce our net leverage in advance of these maturities as we seek to refinance or otherwise satisfy these debt obligations. We intend to use substantially all of the net proceeds from this offering to reduce our indebtedness. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

Based on the terms and conditions of our debt obligations and our current operations and expectations for future growth, we believe that cash generated from operations, together with available borrowings under our credit facilities will be adequate to meet our current and expected operating, capital investment, acquisition financing and debt service obligations prior to maturity for the foreseeable future, although no assurance can be given in this regard.

As of March 31, 2014, we had $130.2 million of cash and cash equivalents on hand, and we had aggregate unused availability of $195.1 million under our multi-currency revolving loan facility and our A/R Facility. Borrowings under these facilities bear interest at variable rates and are a significant source of our liquidity. The average aggregate borrowings outstanding under these facilities during the three months ended March 31, 2014 and the year ended December 31, 2013 were $160.9 million and $232.4 million, respectively. Periodically, our liquidity needs, including our funding of acquisition activities, cause the aggregate amount of outstanding borrowings under these facilities to fluctuate. Accordingly, the amount of credit available to us can increase or decrease based on changes in our operating cash flows, debt service requirements, working capital needs and acquisition and investment activities. Availability of funding under the A/R Facility also depends upon maintaining sufficient eligible trade accounts receivable.

Foreign exchange ceilings imposed by local governments, regulatory requirements applicable to certain of our subsidiaries and the sometimes lengthy approval processes which foreign governments require for international cash transfers may restrict our internal cash movements. We expect to reinvest a significant portion of our cash and earnings outside of the United States because we anticipate that a significant portion of our opportunities for future growth will be abroad. Thus, we have not provided U.S. federal income, state income or foreign withholding taxes on our non-U.S. subsidiaries’ undistributed earnings that have been indefinitely invested abroad. As of March 31, 2014, $122.9 million of our $130.2 million of cash and cash equivalents was held by our foreign subsidiaries. If these foreign cash and cash equivalents were repatriated to the United States, we may be required to pay income taxes on the amounts repatriated. We do not intend to repatriate our foreign cash and cash equivalents.

Our future financial and operating performance, ability to service or refinance our debt and ability to comply with covenants and restrictions contained in our debt agreements will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control and will be substantially dependent on the global economy, demand for our products, and our ability to successfully implement our business strategies. We continue to assess the potential impact of current market conditions on various aspects of our liquidity, financial condition and results of operations, including, but not limited to, the continued availability and general creditworthiness of our financial instrument counterparties, the impact of market conditions on our customers, suppliers and insurers and the general recoverability of our long-lived assets and certain financial instruments, including investments held under our defined benefit pension plans.

Prior to the completion of this offering, we will pay the Holdings Dividend.

Debt and Capital Lease Obligations

The following table presents the components of debt and capital lease obligations, interest rate terms and weighted-average interest rates (dollars in millions):

	March 31, 2014
	Interest Terms	Rate	Amount
Senior Credit Facility:
Euro term loans	EURIBOR plus 3.50%	3.74%	$787.6
U.S. dollar term loans	LIBOR plus 3.25%	3.40%	585.9
Multi-currency revolving loan facility	Various rates	4.39%	27.2

Total Senior Credit Facility			1,400.7

Senior Notes	Fixed rate	7.25%	750.0
Subordinated Notes	Fixed rate	10.75%	533.5
A/R Facility	LIBOR plus 1.50%	1.66%	126.5
Compensating cash balance			16.5
Capital lease obligations			18.4
Other debt			14.6

Total debt and capital lease obligations			$2,860.2

Current portion of debt and capital lease obligations			$77.5
Debt and capital lease obligations, net of current portion			2,782.7

Total debt and capital lease obligations			$2,860.2

Senior Credit Facility

Our Senior Credit Facility is with a syndicate of lenders and consists of term loans denominated in euros and U.S. dollars and a multi-currency revolving loan facility, providing for an equivalent in U.S. dollars of up to $241.3 million in multi-currency revolving loans (inclusive of swingline loans of up to $25.0 million and letters of credit of up to $70.0 million).

At March 31, 2014, we had $195.1 million of available borrowing capacity under our multi-currency revolving loan facility. Available borrowing capacity was calculated as the maximum borrowing capacity of $241.3 million, less: (1) undrawn letters of credit outstanding of $19.0 million; and (2) outstanding borrowings of $27.2 million. We converted the borrowings denominated in euros of the Senior Credit Facility into U.S. dollars as of March 31, 2014, using an exchange rate of $1.3781 = €1.00. As of June 20, 2014, the exchange rate was $1.3608 = €1.00. We intend to use a portion of the net proceeds from this offering to repay borrowings under our multi-currency revolving loan facility.

Subject to our continued compliance with our covenants, we may request additional tranches of term loans or increases in the amount of commitments under the Senior Credit Facility. The actual extension of any such incremental term loans or increases in commitments would be subject to us and our lenders reaching agreement on applicable terms and conditions, which may depend on market conditions at the time of any request. We may add incremental term loan facilities and revolving loan commitments in an aggregate amount not to exceed the lesser of (x) $300.0 million or (y) the maximum amount at such time that could be incurred without causing the Total Net Leverage Ratio (as defined) to exceed 9.50:1.00 on a pro forma basis as of the last day of the most recent determination period, in each case subject to certain other restrictions.

Senior Notes

The Senior Notes were issued pursuant to an indenture, dated September 4, 2012, by and among the VWR Funding and the Subsidiary Guarantors. The Senior Notes, and related guarantees, are unsecured obligations of VWR Funding and are subordinate to all of its and the Subsidiary Guarantors’ obligations under all secured indebtedness, including any borrowings under the Senior Credit Facility to the extent of the value of the assets securing such obligations, and are structurally subordinated to all obligations of each of VWR Funding’s subsidiaries that is not a guarantor of the Senior Notes. The Senior Notes, and related guarantees, rank equally with all of VWR Funding’s existing and future unsecured debt and ranks senior to all of VWR Funding’s existing and future subordinated indebtedness, including the Subordinated Notes.

The Senior Notes will mature on September 15, 2017. Interest is payable twice a year on March 15 and September 15.

Subordinated Notes

The Subordinated Notes were issued pursuant to an indenture, dated June 29, 2007, by and among the VWR Funding and the Subsidiary Guarantors. The Subordinated Notes, and related guarantees, are unsecured obligations of VWR Funding and are subordinate to all of VWR Funding’s and the Subsidiary Guarantors’ obligations under the Senior Notes and all senior indebtedness, including any borrowings under the Senior Credit Facility, and are structurally subordinated to all obligations of each of VWR Funding’s subsidiaries that is not a guarantor of the Subordinated Notes.

On a U.S. dollar equivalent basis, approximately two-thirds of the Subordinated Notes are denominated in U.S. dollars and one-third are denominated in euros. The Subordinated Notes will mature on June 30, 2017. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year.

We intend to redeem $         million aggregate principal amount of the Subordinated Notes using a portion of the net proceeds from this offering. See “Use of Proceeds” and “Underwriting (Conflicts of Interest).”

A/R Facility

Our A/R Facility provides for funding in an aggregate principal amount not to exceed $175.0 million and will terminate on November 4, 2016. The A/R Facility is collateralized by the trade accounts receivables of certain of our domestic wholly-owned subsidiaries, which are available to satisfy claims of the creditors under the A/R Facility and not available to satisfy the claims of our other creditors.

At March 31, 2014, we had no available borrowing capacity under the A/R Facility. Available borrowing capacity was calculated as: (1) the lesser of (a) the $175.0 million amount of the facility and (b) a borrowing base of $138.0 million, calculated as a percentage of eligible trade accounts receivable; less (2) undrawn letters of credit outstanding of $11.5 million; and (3) outstanding borrowings of $126.5 million.

Covenants

Our debt agreements contain a number of affirmative and negative covenants which we consider to be customary and usual. The Senior Credit Facility includes a financial maintenance covenant requiring us to maintain a Senior Secured Net Leverage Ratio (as defined in the Senior Credit Facility) of not more than 5.50:1.00. The financial maintenance covenant is only applicable if revolving loans or swing loans are outstanding or if outstanding letters of credit (other than cash collateralized letters of credit) are in excess of $20.0 million. The A/R Facility includes a consolidated interest expense test if our available liquidity is less than $125.0 million.

VWR Funding, as the borrower under the Senior Credit Facility and the issuer of the Senior Notes, is currently limited under the terms of such agreements in its ability to declare any cash dividends on, or making any payment on account of, its capital stock, or making any other distribution in respect thereof (collectively, a “restricted payment”), including for the purpose of enabling us to pay dividends on our capital stock. Under the Senior Credit Facility, VWR Funding can make restricted payments to us up to (i) $25.0 million, of which $18.0 million is available as of March 31, 2014, and (ii) an additional amount equal to $75.0 million plus its cumulative excess cash flow and any amounts it has received from sales of equity or capital contributions that are not used for other restricted payments, provided that there is no default under the Senior Credit Facility and its total net leverage ratio is less than 6.75:1.00 after giving effect to any such restricted payment. Similarly, VWR Funding can make restricted payments to us under the indenture governing the Senior Notes up to (i) $25.0 million and (ii) an additional amount equal to 50% of its consolidated net income since October 1, 2012 and any amounts it has received from sales of equity or capital contributions since the issue date of such Senior Notes that are not used for other restricted payments, provided that there is no default under the indenture and its fixed charge coverage ratio is at least 2.00:1.00 after giving effect to such restricted payment.

As of March 31, 2014, we were in compliance with all of our covenants. For additional information regarding the terms of our indebtedness, see “Description of Certain Indebtedness.”

Income Tax Receivable Agreement

In connection with the completion of this offering, we will enter into an income tax receivable agreement with our existing stockholder, VWR Holdings, that will provide for the payment of 85% of the cash savings, if any, in U.S. federal, state and local net operating loss carryforwards. Assuming this offering occurred as of March 31, 2014, we expect to pay approximately $172 million in cash related to this agreement, based on our current taxable income estimates, and will record a liability on our consolidated balance sheet for 85% of our net operating losses upon consummation of this offering. We expect to repay the obligation within the carryforward period of the tax attributes without expiration. We plan to fund the payments under the income tax receivable agreement with cash flows from operations and to the extent necessary borrowings under our revolving credit facilities. See “Risk Factors,” “Liquidity and Capital Resources—Income Tax Receivable Agreement” and “Certain Transactions—Income Tax Receivable Agreement.”

Contractual Obligations

The following table presents our contractual obligations as of December 31, 2013 (in millions):

		Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Senior Credit Facility:
Term loans	$1,376.6	$14.2	$28.4	$1,334.0	$—
Multi-currency revolving loan facility (1)	12.6	—	12.6	—	—
Senior Notes	750.0	—	—	750.0	—
Subordinated Notes (1)	533.4	—	—	533.4	—
A/R Facility	124.2	—	124.2	—	—
Other debt	39.0	39.0	—	—	—
Interest (2)(3)	591.5	180.0	327.3	84.2	—
Capital lease obligations	18.6	5.2	7.8	4.6	1.0
Operating leases	161.3	32.2	51.2	36.7	41.2
Underfunded pension obligations (4)	79.8	1.9	4.1	4.6	69.2

Total	$3,687.0	$272.5	$555.6	$2,747.5	$111.4

(1)	Does not reflect the redemption of $ million aggregate principal amount of the Subordinated Notes and the repayment of $ million outstanding under our multi-currency revolving loan facility using the net proceeds from this offering. See “Use of Proceeds.”

(2)	For purposes of calculating payments due for interest, variable interest rates, the effects of foreign currency translation and outstanding amounts under our multi-currency revolving loan facility and our A/R Facility were assumed to be unchanged from December 31, 2013 through maturity of the related debt, except as indicated in footnote 3 below.

(3)	On January 29, 2014, we amended the Senior Credit Facility, which lowered the interest rate margin we pay on term loans between 75 and 100 basis points. Payments due for interest were calculated assuming that the Senior Credit Facility was so amended on December 31, 2013.

(4)	The amounts in the table reflect estimated cash payments to be made by us over the next five years and thereafter with respect to certain underfunded pension obligations, which are attributable to our non-U.S. benefit plans. These pension obligations are included in other liabilities on our balance sheet as of December 31, 2013.

Noncurrent deferred income tax liabilities as of December 31, 2013, were $446.1 million. Deferred tax liabilities are calculated based on cumulative temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. This amount is not included in the table above because this presentation would not be meaningful. These liabilities do not have a direct connection with the amount of cash taxes to be paid in any future periods and do not relate to liquidity needs. In addition, we have excluded from the above table uncertain tax liabilities due to the uncertainty of the period of payment. We have uncertain tax liabilities of $57.9 million, exclusive of interest and penalties, as of December 31, 2013. In addition, we do not provide for deferred income tax liabilities or foreign withholding taxes on $645.7 million of cumulative undistributed earnings of our foreign subsidiaries as of December 31, 2013, as we consider these earnings to be permanently reinvested. We believe that cash flows generated by our domestic operations and available credit under our Senior Credit Facility and our A/R Facility will be sufficient to allow us to satisfy our domestic liquidity requirements, including mandatory principal and interest payments. The above table does not give effect to the execution of the income tax receivable agreement in connection with this offering.

The employment agreements with our executive officers include non-compete, non-solicit and non-hire covenants as well as severance provisions. In general, if the executive officer is terminated without “Cause” or resigns for “Good Reason” (as such terms are defined in the respective employment agreements) the executive officer is entitled to one and a half times (two times in the case of our President and Chief Executive Officer) the sum of base salary plus the target bonus for the year in which such termination or resignation occurs and continued health benefits for the 12-month period (18-month period in the case of our President and Chief Executive Officer) following termination or resignation. Salary and bonus payments are payable in equal installments over the 12-month period following such termination or resignation. The aggregate potential payments under these employment agreements for terminations without Cause and resignations for Good Reason, including estimated costs associated with continued health benefits, is $11.5 million at December 31, 2013.

Business Acquisitions

Since the VWR Acquisition, we have completed 34 business acquisitions, 25 of which have occurred since January 1, 2011. We funded these acquisitions through a combination of cash and cash equivalents on hand and incremental borrowings under our credit facilities. Acquisitions of business, net of cash acquired, used cash of $14.8 million and $2.3 million for the three months ended March 31, 2014 and 2013, respectively, and $44.4 million, $113.3 million and $168.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Capital Expenditures

Most of our capital expenditures are discretionary and for the purpose of maintaining and improving our facilities, infrastructure and information technology. Capital expenditures were $6.6 million and $17.6 million for the three months ended March 31, 2014 and 2013, respectively, and $45.3 million, $51.8 million and $42.5 million for the years ended December 31, 2013, 2012 and 2011, respectively.

We plan to continue making investments in our business to support our strategy of continued growth. We anticipate approximately $35 million of capital expenditures for the year ended December 31, 2014.

Working Capital

Working capital impacts our liquidity and capital resources because changes in working capital directly impact our operating cash flows, and our trade accounts receivable balance affects the amount available to us under our A/R Facility. Working capital amounts can vary from period to period based on the short-term needs of our business. Additional information about changes in working capital balances are provided in the section entitled “Historical Cash Flows.”

Historical Cash Flows

The following table presents a summary of cash flows provided by (used in) operating, investing and financing activities (in millions):

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011
Cash flows from operating activities:
Working capital changes, net	$(36.0)	$(16.5)	$30.7	$(114.1)	$(10.5)
Other operating activities	51.2	37.0	170.2	148.8	149.8

Cash flows from operating activities	15.2	20.5	200.9	34.7	139.3
Cash flows from investing activities	(21.4)	(19.9)	(89.5)	(160.9)	(209.2)
Cash flows from financing activities	0.9	6.0	(117.9)	98.3	90.3

Comparison of Three Months Ended March 31, 2014 and 2013

Operating Activities

Cash flows from operating activities for the three months ended March 31, 2014 decreased $5.3 million compared to the prior period. Cash flows from working capital changes decreased by $19.5 million and were largely offset by cash flows from other operating activities, which improved by $14.2 million.

The net decrease in cash flows from working capital changes was caused by comparatively lower cash flows from trade accounts receivable, accounts payable and other liabilities, partially offset by improved cash flows from inventories and other assets:

•	Cash flows from changes in trade accounts receivable decreased by $11.8 million which was attributable to our sales growth in the latter part of the 2014 period, which exceeded the rate of growth in the prior period;

•	Cash flows from changes in accounts payable decreased by $25.3 million. The decrease was attributable to comparatively higher purchases of goods in the 2013 period while maintaining consistent inventory levels year-over-year. Our cash disbursement routines follow a standardized process for payment, and we may experience fluctuations in cash flows associated with trade accounts payable and other liabilities from period to period;

•	Cash flows from other liabilities decreased by $10.4 million, which was attributable to higher cash payments in the 2014 period associated with interest as well as our restructuring programs and other cost reduction initiatives. We paid cash interest of $56.5 million and $49.7 million during the three months ended March 31, 2014 and 2013, respectively. Cash paid for interest was higher in the 2014 period because the 2013 period excluded $9.6 million of interest on our Subordinated Notes that was paid in the second quarter of 2013; and

•	Cash flows from changes in inventories and other assets increased by $16.5 million and $11.5 million, respectively. The increase from changes in inventories was due to a stabilization of inventory levels in the 2014 period following an expansion of inventories during 2013 period, including the addition of private label products and having reflected our expectation of improving sales performance for the rest of 2013. The increase from changes in other assets was primarily due to the timing of prepaid expenses.

Investing Activities

Cash used in investing activities for the three months ended March 31, 2014 increased $1.5 million compared to the prior period. During the three months ended March 31, 2014 and 2013, we funded the acquisitions of Peqlab and CR Lab, respectively. Increased funding of acquisitions during the 2014 period were substantially offset by lower capital expenditures, reflecting an incremental investment in our Bruchsal, Germany facility during the 2013 period.

Financing Activities

Cash provided by financing activities for the three months ended March 31, 2014 decreased $5.1 million compared to the prior period. The net decrease was primarily attributable to our funding the repurchase of equity units.

Comparison of Years Ended December 31, 2013, 2012 and 2011

Operating Activities

Net cash provided by operating activities was $200.9 million, $34.7 million and $139.3 million during the years ended December 31, 2013, 2012 and 2011, respectively. The increase in operating cash flows from 2012 to 2013 was primarily attributable to comparatively higher cash flows from working capital components, including lower cash paid for interest. The decrease in operating cash flows from 2011 to 2012 was primarily attributable to comparatively higher investments in working capital.

Cash flows from working capital components improved $144.8 million to a source of cash of $30.7 million in 2013 from a use of cash of $114.1 million in 2012. Cash flows from accounts payable improved to a source of cash of $36.2 million in 2013 from a use of cash of $32.0 million in 2012, driven in part by the timing of inventory purchases in the fourth quarter of 2013. Our cash disbursement routines follow a standardized process for payment and we may experience fluctuations in cash flows associated with trade accounts payable from period to period. Cash flows from accrued expenses and other liabilities improved to a source of cash of $3.3 million in 2013 from a use of cash of $52.9 million in 2012. The relatively higher use of cash in 2012 was influenced by reductions in accrued bonuses, interest, income taxes and derivative liabilities. Cash flows from trade accounts receivable improved to a source of cash of $25.9 million in 2013 from a use of cash of $14.3 million in 2012. The source of cash in 2013 was attributable to lower sales volume and from comparatively favorable collection efforts, partially offset by an increasing demand for extended payment terms by our customers. Cash flows from trade accounts receivable in 2012 were negatively impacted by delayed customer collections caused by an enterprise resource planning system implementation in the United States. Cash flows from inventories changed to a use of cash of $28.4 million in 2013 from a use of cash of $4.1 million in 2012. The use of cash in the 2013 period was primarily attributable to an expansion of inventories in the United States and in Europe at the end of the year.

Cash flows from working capital components decreased $103.6 million to a use of cash of $114.1 million in 2012 from a use of cash of $10.5 million in 2011. Cash flows from accrued expenses and other liabilities changed to a use of cash of $52.9 million in 2012 from a source of cash of $30.1 million in 2011, primarily due to reductions in accrued bonuses, accrued interest and accrued income taxes in the 2012 period and from reductions in liabilities for our interest rate swap arrangements, which expired in December 2012. Cash flows from trade accounts payable changed to a use of cash of $32.0 million in 2012 from a use of cash of $9.2 million in 2011, primarily due to timing and also influenced by a reduction in product purchases in late 2012 to react to lower sales volumes. Cash flows from inventories changed to a use of cash of $4.1 million in 2012 from a source of cash of $6.9 million in 2011 primarily due to incremental cash required to fund inventories in our new distribution facility in Visalia, California, which commenced operations in the third quarter of 2012, and for the expansion of inventories, including private label products, across our Asia-Pacific operations. Cash flows from trade accounts receivable changed to a use of cash of $14.3 million in 2012 from a use of cash of $23.3 million in 2011. The use of cash in 2012 was primarily attributable to the near-term effects of our recent enterprise resource planning implementations and, more generally, an increasing demand for extended payment terms by our customers, partially offset by lower sales volume.

We paid cash interest of $186.5 million, $207.9 million and $207.6 million during the years ended December 31, 2013, 2012 and 2011, respectively. Cash interest was lower in 2013 as a result of savings associated with recent refinancings of our Senior Credit Facility and 10.25% Senior Notes, the maturity of our interest rate swap arrangements in 2012 and other decreases caused by timing differences, partially offset by increased aggregate cash interest under our multi-currency revolving loan facility. Cash interest paid in 2012 included $13.7 million related to interest on our 10.25% Senior Notes paid upon refinancing, such interest would otherwise have been payable in 2013. Cash interest paid in 2013 included $4.5 million related to interest on our Subordinated Notes from the fourth quarter of 2012.

Investing Activities

Net cash used in investing activities was $89.5 million, $160.9 million and $209.2 million during the years ended December 31, 2013, 2012 and 2011, respectively. The change in investing cash flows from period to period was primarily due to the funding of business acquisitions. Capital expenditures were relatively higher in 2012, compared to 2013 and 2011, reflecting incremental investments in facilities, infrastructure and information technology.

Financing Activities

Net cash (used in) provided by financing activities was $(117.9) million, $98.3 million and $90.3 million during the years ended December 31, 2013, 2012 and 2011, respectively. Cash used in financing activities in 2013 was primarily attributable to net payments under our multi-currency revolving loan facility and repurchases of equity units. Positive operating cash flows in 2013 allowed us to reduce our debt. Net cash provided by financing activities in 2012 was primarily attributable to net proceeds from our multi-currency revolving loan facility and our A/R Facility, partially offset by cash paid for costs incurred to amend our Senior Credit Facility and issue our Senior Notes and for repurchases of equity units. Cash provided by financing activities in 2011 was primarily attributable to $84.3 million of net cash proceeds from debt, which was primarily due to borrowings on our credit facilities to partially fund business acquisitions.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue, expenses, income and loss during the reporting period. Those estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and known facts and circumstances, including the current economic environment. Unfavorable global economic conditions, when present, increase the uncertainty inherent in such estimates and assumptions. We adjust such estimates and assumptions when we believe the facts and circumstances warrant an adjustment. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates.

The policies discussed below are considered by management to be critical to an understanding of our consolidated financial statements because their application places the most significant demands on management’s judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop exactly as forecast, and such estimates routinely require adjustment. Our management has reviewed these critical accounting policies and estimates and related disclosures with the Audit Committee.

See Note 3 to our annual consolidated financial statements located elsewhere in this prospectus for a summary of all of our significant accounting policies.

Goodwill and Intangible Assets

We have significant amounts of goodwill and intangible assets on our consolidated balance sheet as of December 31, 2013. We believe that the accounting for goodwill and intangible assets represents a critical accounting policy because of the significant judgments and estimates that must be made by management in order to determine each asset’s useful life, to apply the impairment testing model and, when necessary, to determine various related fair value measurements.

Goodwill represents the excess of purchase price over the fair value of net assets acquired in connection with the VWR Acquisition and acquisitions subsequent to the VWR Acquisition. Our amortizable intangible assets primarily relate to customer and supplier relationships and are amortized over their respective estimated useful lives on a straight-line basis. Our indefinite-lived intangible assets relate to our trademarks and tradenames and are not amortized.

We reevaluate the estimated useful lives of our intangible assets annually. We determined that our trademarks and tradenames have indefinite lives because they do not have legal, regulatory, contractual, competitive or economic limitations and are expected to contribute to the generation of cash flows indefinitely.

Goodwill and other indefinite-lived intangible assets are not amortized and are tested annually for impairment or between the annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of the asset below its carrying amount. Amortizable intangible assets are reviewed for impairment whenever indication of potential impairment exists.

Indefinite-lived intangible assets are tested for impairment prior to testing of goodwill or amortizable intangible assets. An impairment charge is measured if the carrying value of an indefinite-lived intangible asset exceeds its fair value. We evaluate the recoverability of our amortizable intangible assets by comparing the carrying value to estimated undiscounted future cash flows expected to be generated. If an amortizable intangible asset is considered impaired, the impairment charge to be recognized is measured as the amount by which the asset’s carrying value exceeds its fair value.

Goodwill impairment testing is performed at the reporting unit level. We have determined that our reporting units are the same as our operating segments and we have elected to perform our annual impairment testing on October 1 of each year. The goodwill impairment analysis consists of an optional qualitative assessment potentially followed by a two-step quantitative analysis. First, we have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount. If we determine that this is the case, or if we elect not to perform a qualitative assessment, we then perform a two-step quantitative analysis. The first step of the quantitative analysis (“Step 1”) involves comparing the reporting unit’s estimated fair value to its carrying value, including goodwill. If the estimated fair value exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds its estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment, if any. The second step of the quantitative analysis (“Step 2”) involves calculating an implied fair value of goodwill, determined in a manner similar to the amount of goodwill calculated in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill, there is no impairment. If the carrying value of goodwill exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess. Goodwill impairments cannot be reversed in subsequent periods.

The fair value of our indefinite-lived intangible assets was determined using a discounted cash flow approach which incorporates an estimated royalty rate and discount rate (among other estimates) applicable to trademarks and tradenames.

We estimate the fair value of each reporting unit using both the income approach (a discounted cash flow technique) and the market approach (a market multiple technique). These valuation methods required management to make various assumptions, including, but not limited to, assumptions related to future profitability, cash flows, discount rates, as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit. Our estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing future discounted cash flows in applying the income approach requires us to evaluate our intermediate to longer-term strategies for each reporting unit, including, but not limited to, estimates about revenue growth, our acquisition strategies, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows of each reporting unit requires the selection of risk premiums, which can materially impact the present value of future cash flows. Selection of an appropriate peer group under the market approach involves judgment and an alternative selection of guideline companies could yield materially different market multiples. We believe the estimates and assumptions used in the valuation methods are reasonable.

The carrying value of goodwill and intangible assets as of December 31, 2013 was $1,926.5 million and $1,724.5 million, respectively, representing 37% and 33% of total assets, respectively.

Should our planned revenue or cash flow growth or market conditions be adversely affected due to, among other things, ongoing or worsening recessionary or other macroeconomic pressures; or should we experience adverse changes in market factors such as discount rates or valuation multiples derived from comparable publicly traded companies; impairment charges against goodwill and other intangible assets may be required. Since we recognized impairments on our indefinite-lived intangible assets in each of our reportable segments in 2008 and again in 2010 and 2011 in our former Science Education reportable segment, we will likely incur additional impairment charges if we experience any decrease in the fair value of these assets going forward. Any such additional impairment charges could be comparable to or exceed our previously recognized charges.

For our annual assessment of indefinite-lived intangible assets at October 1, 2013, the amount by which their estimated fair value exceeded their carrying value was approximately $22 million, $5 million, $1 million and $115 million for our US Lab, Emerging Businesses, Science Education and Europe reporting units, respectively. For our annual assessment of goodwill at October 1, 2013, the amount by which their estimated fair value exceeded their carrying value was approximately $183 million, $64 million and $1 billion for US Lab, Emerging Businesses and Europe reporting units, respectively. See Notes 8 and 11 to our annual consolidated financial statements located elsewhere in this prospectus for more information on our impairment assessments and associated fair value measurements.

Accounts Receivable and Reserves

Trade accounts receivable as of December 31, 2013 totaled $585.6 million, representing 11% of total assets. The carrying amount of trade accounts receivable includes a reserve ($14.8 million as of December 31, 2013) representing our estimate of the amounts that will not be collected and for estimated sales returns and allowances. In addition to reviewing delinquent accounts receivable, we consider many factors in estimating our reserve, including historical data, experience, customer types, creditworthiness and general and industry specific economic trends. From time to time, we may adjust our assumptions for anticipated changes in any of these or other factors expected to affect collectability. Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time and uncollectible accounts could potentially have a material impact on our consolidated results of operations.

Inventories

Inventories as of December 31, 2013 totaled $365.1 million, representing 7% of total assets. Inventories are valued at the lower of cost or market, cost being determined principally by the last-in, first-out method for the U.S. subsidiaries and the first-in, first-out method for all other subsidiaries. We review our inventory realization based upon several factors, including customer demand, supply of inventory, inventory levels, competitive activity and technology changes and record reserves for obsolescence based upon those and other factors. From time to time, we may adjust our assumptions for anticipated changes in any of these or other factors. Management believes that the accounting estimate related to inventory obsolescence is a critical accounting estimate because supply and demand levels for the products we distribute can be variable and changes in our reserve for inventory obsolescence could materially affect our consolidated results of operations.

Rebates from Suppliers

We earn rebates from certain of our suppliers from the achievement of certain sales growth and/or purchase volume thresholds. To the extent that rebates relate to inventory on hand, the inventory cost is reduced to reflect the lower cost. During the course of the year, estimates made concerning the achievement of these goals or milestones can vary from quarter to quarter. Generally, a proportionally larger amount of rebates is earned in the fourth quarter of each year. Management believes that its accounting estimate related to supplier rebates is a critical accounting estimate because the achievement of targets is dependent on many factors and changes in the amount of income recognized from supplier rebate programs could materially affect our consolidated results of operations.

Agreements with Customers

We have agreements with many of our customers, which contain provisions related to pricing, volume purchase incentives and other contractual provisions. During the course of the year, estimates are made concerning customer contracts and changes in estimates related to these contracts may vary from quarter to quarter and are recorded against net sales. Management believes that its accounting estimate related to customer agreements is a critical accounting estimate because the various provisions underlying such contracts can be complex and varied and changes in these estimates could materially affect our consolidated results of operations.

Product Liability

We are subject to product liability and other claims in the ordinary course of business and, from time to time, we are named as a defendant in cases that arise as a result of our distribution of laboratory and production supplies. While the impact on us of this litigation has typically been immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition and results of operations in the future. Our estimates of potential liability are based on several factors, including our historical experience in similar cases, legal venue and the merits of each individual case.

Pension Plans

We have defined benefit pension plans covering a significant number of domestic and international employees. Accounting for these plans requires the use of assumptions, including estimates on the expected long-term rate of return on assets, discount rates and the average rate of increase in employee compensation. In order to make informed assumptions, management consults with actuaries and reviews public market data and general economic information. We periodically assess these assumptions based on market conditions, and if those conditions change, our pension cost and pension obligation may be adjusted accordingly. See Note 16 to our annual consolidated financial statements located elsewhere in this prospectus for more information on our defined benefit pension plans.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which a change in judgment occurs, as a result of information that arises or when a tax position is effectively settled.

We must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities and estimates of the amount of future taxable income, if any. Any of the assumptions, judgments and estimates could cause our actual income tax obligations to differ from our estimates. See Note 18 to our annual consolidated financial statements located elsewhere in this prospectus for more information on income taxes.

New Accounting Standards

In May 2014, the Financial Accounting Standards Board issued comprehensive new revenue recognition guidance. The new guidance is effective for us beginning in the first quarter of 2017. We are currently evaluating the impact of this pronouncement. There were no other recently issued accounting pronouncements that significantly affected our consolidated financial statements, or any yet-to-be adopted accounting standards that, when adopted, are expected to materially affect our consolidated financial statements.

Off-Balance Sheet Arrangements

We are not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our Senior Credit Facility and our A/R Facility contain variable interest rates which expose us to fluctuating rates of interest. As of March 31, 2014, a 100 basis point (or 1%) change in the variable rates for the Senior Credit Facility and the A/R Facility would, on an annualized basis, impact interest expense by $15.2 million on a pre-tax basis.

Foreign Currency Exchange Rate Risk

While we report our consolidated financial results in U.S. dollars, we derive a significant portion of our sales and incur costs in foreign currencies (principally the euro, the British pound sterling, the Canadian dollar and the Swiss franc) from our operations outside the United States. Fluctuations in the relative values of currencies occur from time to time and could favorably or unfavorably affect our operating results. Specifically, during times of a strengthening U.S. dollar, our reported international sales and earnings will be reduced because the local currency will translate into fewer U.S. dollars. A 10% change in foreign currency exchange rates relative to the U.S. dollar would have impacted our reported operating income for the year ended December 31, 2013, by $7.0 million on a pre-tax basis. Net sales and costs tend to be incurred in the same currency, and therefore, reduce local currency risks.

Where we deem it prudent, we have engaged in hedging programs, using primarily foreign currency forward contracts, aimed at limiting the impact of foreign currency exchange rate fluctuations on cash flows and earnings. We regularly enter into foreign currency forward contracts to mitigate the risk of changes in foreign currency exchange rates primarily associated with the purchase of inventory from foreign vendors or for payments between our subsidiaries generally within the next 12 months or less. Gains and losses on the foreign currency forward contracts generally offset certain portions of gains and losses on expected commitments. These activities have not been material to our consolidated financial statements. Due to volatility in global capital and credit markets, our availability to enter into new derivative financial instruments has been limited and may continue to be limited; consequently, our future results of operations may be subject to increased variability. See Note 11 to our annual consolidated financial statements included elsewhere in this prospectus for additional discussion of our hedging programs.

We have a significant amount of foreign-denominated debt on our U.S. dollar-denominated balance sheet. A 10% change in foreign currency exchange rates associated with foreign denominated debt outstanding as of December 31, 2013, would have impacted our reported exchange gains or losses for the year ended December 31, 2013 by $84.0 million on a pre-tax basis.

BUSINESS

Our Company

We are a leading, independent provider of laboratory products, services and solutions to the global life science, general research and applied markets. We have the #1 market share position in Europe with the broadest Pan-European platform and the #2 market share position in North America in the $39 billion global laboratory products market. We also have operations in Asia-Pacific and other key emerging markets to support our multinational customers across the globe. We serve a critical role in connecting over 300,000 customer sites with over 4,000 core laboratory product suppliers across multiple industries and geographies. We offer one of the broadest portfolios of branded and private label laboratory products and a full range of value-added services, including custom manufacturing, to meet our customers’ needs. We offer over three million unique products and have developed an extensive global infrastructure comprised of over 160 facilities and approximately 4,000 sales and service-focused professionals. We deliver value to our customers by improving the costs, efficiency and effectiveness of their research laboratories and production operations. We deliver value to our suppliers by providing them with cost-effective channel access to a global and diverse customer base.

Our portfolio includes chemicals, reagents, consumables, durable products and scientific equipment and instruments with a range of complexity and sophistication. We offer most of the leading branded products in the customer segments we serve. Our private label products enhance our branded product offerings by providing additional choice at varying price points to our customers. We complement our branded and private label product portfolio with value-added service offerings marketed under the “VWRCATALYST” brand, including sourcing and procurement, logistics, chemical and equipment tracking and sample management. We have recently expanded our service offerings to include more complex scientific research support services, such as DNA extraction, bioreactor servicing and compound management. In addition, we offer custom manufacturing solutions, including buffers, reagents and other chemicals used in biopharmaceutical and industrial applications and production processes. We believe these growing value-added service offerings integrate us within our customers’ critical operational processes and further differentiate our value proposition from that of our competitors. We believe our range of offerings and capabilities enhances our ability to expand our addressable market and gain market share leading to incremental net sales and profits.

Over our 162-year history, we have built longstanding and extensive customer relationships. We provided solutions to over 120,000 customers in 2013, including 227 Fortune 500 companies, approximately 4,500 leading academic institutions and thousands of smaller businesses in multiple industries. Our broad and diverse customer base includes pharmaceutical, biotechnology, agricultural, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical companies, as well as educational and governmental institutions. Our global infrastructure and extensive inventory enable us to serve our customers in and across multiple geographies, and our local presence enables us to provide them with tailored expertise and support. We have developed global strategic relationships with our largest customers through which we centrally manage and actively collaborate with them, help optimize the efficiency of their research, production and procurement activities and support them with dedicated on-site professionals and technicians. Because we source substantially all of our products from third-parties, we are independent and able to provide our customers with access to an unbiased and broad selection of products.

We also have longstanding and extensive supplier relationships and serve as the largest, independent channel in the laboratory products market for many of our suppliers. Our supplier base is comprised of over 4,000 core laboratory product suppliers located across the globe. In 2013, our five largest suppliers were Corning, Eppendorf, GE Healthcare, Merck KGaA and Thermo Fisher Scientific. We strive to maintain strong relationships with our suppliers, and most of our larger suppliers have been with us for more than 20 years. We are also an important market channel for thousands of specialized manufacturers of complex and sophisticated scientific tools. Our suppliers rely upon our global network to reach a diverse customer base and minimize the need for in-house distribution capabilities, thereby enabling them to allocate more resources to their core competencies. Our strategy within our manufacturing operations is to generally avoid competing with our suppliers’ product offerings. We believe that this independence is valued by our suppliers.

Our global infrastructure consists of over 160 facilities located in 34 countries, which enable us to deliver a broad array of products to our customers generally within 24 to 48 hours. We also have approximately 3,000 sales and sales support professionals operating locally and managing comprehensive industry-specific marketing programs, emphasizing tailored catalogs, websites and direct mailings in multiple languages. Our two low-cost offshore captive service centers employ an additional 800 associates who provide commercial and administrative support services to us, our customers and suppliers. We have made significant investments in our infrastructure, including approximately $70 million to recently expand and upgrade distribution facilities and implement a common enterprise resource planning and global website platform. During 2013, on average we processed approximately 16,000 customer orders per day, with an average order size of approximately $700. Approximately 50% of our customer orders came from our e-commerce platforms, including many from customers that have an e-commerce integration with us. We believe our global infrastructure and our longstanding customer and supplier relationships provide us with a sustainable competitive advantage given the significant time and costs required to develop and maintain them. We expect to continue to benefit from our global infrastructure and capabilities as we execute on our growth strategies.

Our growth strategies include expanding our global strategic relationships, developing complementary new products and services expanding our customer and supplier base, implementing our best practices across our operations, broadening our offering to underserved customer segments and executing our targeted acquisition strategy. We generated net sales of $1,056.6 million, Adjusted EBITDA of $111.7 million, Adjusted Net Income of $36.5 million and net income of $17.4 million for the three months ended March 31, 2014. We generated net sales of $4,187.8 million, Adjusted EBITDA of $418.5 million, Adjusted Net Income of $123.6 million and net income of $14.1 million for the year ended December 31, 2013. Since 2006, the year prior to our acquisition by the Sponsors, we have been able to increase net sales and Adjusted EBITDA at a 3.7% and 8.6% compound annual growth rate, respectively, and we have improved our Adjusted EBITDA margin from 7.2% to 10.0% through 2013. See “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data” for the definitions of Adjusted EBITDA and Adjusted Net Income, the reason for their inclusion and a reconciliation from net income or loss to both Adjusted EBITDA and Adjusted Net Income.

Industry

Overview

We operate primarily in the global life science, general research and applied markets, which include customers in the Biopharma sector, as well as industries such as agriculture, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical. Our product offering to these customers has primarily consisted of laboratory products, which we estimate generated $39 billion of global sales in 2013 based on Frost & Sullivan estimates, and continues to be our largest single market. According to Frost & Sullivan, the global laboratory products market is projected to continue to expand by approximately 2% annually through 2015. We recently began offering additional complex value-added services in the laboratory services market, which Frost & Sullivan estimated in a study commissioned by us to be approximately $4 billion in 2013 and growing in the high single to low teens digits. We have also expanded our internal manufacturing capabilities to complement our product and service portfolio and broaden our offering to our customers. Further, we are expanding our offering of products and services in sectors such as certain production and industrial segments. As a result of the addition of these new services and customer categories, we believe we have expanded our total addressable market.

The table below briefly summarizes the primary applications of our products, services and solutions by our customers in the various industries we serve.

Industry Sector	Applications
Biopharma	Discovery, development and production of therapeutics, including compliance with FDA requirements for quality testing, documentation and supply chain security

Agriculture	Research related to plants, animals and fungi aimed at increasing quality, yields and resistance to environmental conditions

Chemical	Chemical research and development, analytical testing and production of chemicals

Environmental	Testing of water and other materials to ensure adherence to regulatory requirements or specifications

Food and Beverage	Testing of ingredients and final food and beverage products to ensure public health and safety

Healthcare	Testing of specimens by medical or clinical laboratories to gain information about the health of a patient

Microelectronic	Production of semiconductor products and applications in controlled environments

Petrochemical	Testing of raw materials, intermediates and final products to ensure adherence to specifications

The global laboratory products market is highly fragmented. We estimate that its two largest participants, us and the laboratory product distribution and service business of Thermo Fisher Scientific, accounted for approximately 25% of this market’s aggregate revenues in 2013. Most other participants are either regional and specialty distributors or manufacturers that sell directly to their customers. Due to the large number of laboratory product suppliers and distributors, customers have historically been required to maintain a complex procurement infrastructure in order to source their desired products. Customers are increasingly seeking to reduce the total cost of procurement by eliminating complexity and improving the effectiveness of their supply chain by utilizing a full service platform such as VWR.

In addition to requiring laboratory products, participants in the global life science, general research and applied market industries also utilize a range of value-added services. These services historically comprised stockroom and other operational services performed at customer locations. We believe that these customers are beginning to look to outsource components of their scientific and more complex activities to focus on their core high science research activities rather than performing routine scientific processes.

We also serve the production operations of customers who are engaged in the manufacture of biotechnology products, clinical and molecular diagnostic products and semiconductors. Manufacturers of biotechnology products and clinical and molecular diagnostic products require a range of chemicals to optimize and ensure consistent quality of their production products. Manufacturers of semiconductors require products and services to ensure that their manufacturing environments are sterile.

Laboratory Products and Services

The laboratory products market traditionally encompasses chemicals and reagents, consumables and instruments and equipment. Chemicals and reagents used in this laboratory products market are essential to the daily operating activities of laboratories and are typically used in a variety of research and laboratory applications, including the routine laboratory activities, quality control testing and more sophisticated operations, including nucleic acid isolation and purification, protein extraction and fractionation, cell culture and related assays. Laboratory consumables include plasticware, glassware and other general laboratory supplies, such as pipettes, tubing, gloves, gowns and other products utilized in the daily operations of a laboratory. Instrument and equipment products include general laboratory equipment, instrumentation and furniture and includes products such as centrifuges, fume hoods, workstations, ovens, microscopes, lab furniture, refrigerators, freezer and other lab equipment and instruments.

The laboratory services market comprises basic operational services designed to improve laboratory efficiency and scientific services of varying degrees of complexity. Examples of operational services include autoclaving, product tracking and other services. In addition, we also provide services to manufacturers of aerospace, microelectronics and medical devices. Value-added services are utilized within three segments: scientific services, laboratory management and research services.

Industry Trends

We believe there are several key trends impacting our customers, suppliers, and our customer segments that will drive increased demand for our products and services:

•	Continued globalization of our largest customers. As our largest customers across all industry sectors grow and expand their research operations geographically, we believe they will further turn to suppliers that have the scale and global reach to address their needs across all geographies. Additionally, many of our multinational customers are centralizing and standardizing core research procurement and other processes and are consolidating the number of suppliers of products and related services with whom they do business.

•	Positive research and development trends in life science. Based on R&D Magazine, we estimate that global investment in research and development will approximate $1.6 trillion in 2014 and that spending across life science in 2013 was approximately $200 billion, of which 85% came from Biopharma. Life science spending grew at a compound annual growth rate of approximately 3% since 2011 and this spending is expected to continue to grow at a similar rate in 2014. Within the Biopharma industry, we serve large Biopharma companies as well as early-stage biotechnology companies, contract research organizations and academic institutions, which have been growing at a higher rate than the larger pharmaceutical companies as a whole and we expect this trend to continue. We believe these early-stage biotechnology companies and institutions are generally more reliant upon solution providers like us due to their limited resources in procurement and focus on core research operations.

•	Increase in research and development in applied markets. The estimated $1.6 trillion of global research and development spending in 2014 includes spending in various applied markets such as energy of approximately $20 billion and chemistry and advanced materials of approximately $45 billion. According to R&D Magazine, forecasted 2014 growth rates within the foregoing industries are expected to be approximately 5.0%. We provide laboratory products and services to companies across these industries in the geographies we serve with our global network. We believe we are well positioned to address the needs of these customers based on our infrastructure, broad product portfolio and ability to provide value-added services.

•	Heightened regulation and public scrutiny in applied markets. The industries we serve are increasingly subject to heightened regulation and public scrutiny in the United States and globally in a number of areas, including clinical operations, post-marketing drug safety reporting, environmental impact and quality control activities around manufacturing operations. For example, recent highly publicized food quality outbreaks have intensified scrutiny on food safety and the REACH legislation in Europe, which became effective on June 1, 2007, requires manufacturers and end-users of certain chemicals to adopt additional safety, testing and reporting measures. We believe the increased scrutiny both by regulatory agencies and the public are driving an increase in demand for laboratory testing products and services in these industries.

•	Recent increase in biotechnology research activity. Demand for laboratory products and services has been positively impacted by recent increases in early-stage biotechnology funding driven by new scientific breakthroughs and their commercial promise such as development of targeted therapeutics and applications for genomics. Our biotechnology customers often lack the laboratory operations of large, multinational corporations, and our expertise in this area helps them to complement their resources and manage complexity. Spending in research by these companies and institutions has provided an increase in demand for the full breadth of laboratory products and services.

•	Current government and education budgets. The improving budgetary situations in North America and Europe create a positive funding environment for research and educational spending across our government and academic customer bases. For example, the recent federal budget approved by the U.S. Congress in January 2014 included a 3.5% increase in funding for the National Institutes of Health. Additionally, the European Parliament approved in November 2013 the Horizon 2020 research funding initiative, which allocated €80 billion of spending through 2020 to research areas including basic science, researcher mobility, large infrastructure projects and emerging industrial technologies. As budgetary conditions in these geographies continue to improve, we would expect our government and education customer bases to increase spending on science education, basic science and more complex research activities

Our Competitive Strengths

We believe we are well positioned to capitalize on key trends occurring in the life science, general research and applied markets as a result of the following competitive strengths:

Global scale and leading positions in attractive markets. We have the #1 market position in Europe and the #2 market position in North America in the $39 billion global laboratory products market. We have the broadest Pan-European platform, which enables us to reach customers throughout Europe with industry-leading efficiency and service levels. We are able to serve our customers on a worldwide basis utilizing our global infrastructure, which includes over 4.5 million square feet of distribution and manufacturing space strategically located in approximately 50 cities worldwide. We operate primarily in North America and Europe, as well as select emerging markets that are most critical to our customers, including Asia-Pacific, Eastern Europe and Central and South America. We believe our global infrastructure provides us with a competitive advantage in offering a comprehensive laboratory solution to our customers as they continue to expand globally and consolidate supplier relationships.

Unparalleled customer access. During 2013, we shipped products to more than 300,000 customer sites globally, and believe we are the only company in the laboratory products market reaching customers located in over 175 countries. We offer our suppliers access to our broad and diverse customer base, which includes Biopharma, agriculture, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical companies, as well as educational and governmental institutions. We are the primary supplier of laboratory products to many Fortune 500 and leading European companies, including a majority of the world’s 20 largest pharmaceutical companies as well as leading academic institutions. By utilizing our global infrastructure, both large multinational and specialized smaller suppliers have immediate worldwide access to thousands of potential end users of their products.

Depth of product and service offering. We provide our customers with access to an industry-leading portfolio of over three million unique products at various price levels and offer them numerous value-added services. We offer a broad and unbiased selection of branded, private label and internally manufactured products, allowing for a “best-of-breed” procurement strategy. For example, we are able to provide the full suite of products necessary to perform a wide range of scientific workflows, in areas such as genomics, proteomics, cell biology and microbiology. We continue to expand our VWRCATALYST branded suite of value-added services, including research support, laboratory services and operational services. In most cases, we integrate these services with our product solutions to enable us to offer a comprehensive laboratory solution to our global strategic customers.

Tailored marketing strategies. We have developed customer segment-focused marketing strategies that enable our customers to efficiently identify and access their relevant product needs in multiple languages. For example, we have developed a wide variety of customer segment catalogs and specialized capabilities on our websites resulting in a personalized purchasing experience for customers. Our websites utilize enhanced search analytics and feature personalized search tools, customer specific web solutions as well as enhanced data on over 1.7 million products, all of which allow us to optimize the online purchasing experience.

Large and focused direct selling organization. We have a large and experienced team of approximately 3,000 sales and sales support professionals providing multi-brand solutions worldwide. Our sales force includes approximately 320 specialists serving areas such as life science, chromatography, production chemicals and furniture and is relied upon by multiple suppliers as the primary commercial organization responsible for promotion of their products. Our two low-cost offshore captive service centers employ an additional 800 associates who provide commercial and administrative support services to us and our customers and suppliers. Our sales associates develop dedicated relationships by frequently meeting with existing and new customers, providing advice on the broad spectrum of our products and creating solutions for our customers’ complex product and service needs. The deep industry knowledge of our dedicated sales, sales support and marketing resources within each of our customer segments allows us to understand our customers’ needs and provide them with value-added solutions.

Strong track record of identifying and successfully integrating acquisitions. Since June 30, 2007, we have invested over $500 million to acquire and successfully integrate 34 businesses, which have strengthened our existing market positions, expanded our geographic presence and broadened our product offerings. For example, in February 2011, we acquired AMRESCO, which strengthened our portfolio of biochemicals, diagnostics, chemicals and reagents, and in June 2012, we acquired basan GmbH, which expanded our presence and clean room product portfolio in Europe and Asia. We also have a proven capability of completing acquisitions in emerging markets. As a result of recent investments in our information technology and distribution infrastructure, we have the capability to rapidly integrate additional acquisitions as we continue to consolidate the fragmented laboratory products industry. We are typically able to improve the growth and the profitability of acquired businesses by providing them with access to our global platform and integrating them into our enterprise resource planning and web systems, streamlining various back-office functions and consolidating facilities when appropriate.

Attractive financial profile. Our business is characterized by stable and recurring revenues, the ability to achieve operating leverage and strong cash flow generation. Most of our products are consumable in nature and are generally sold on a recurring basis. In 2013, consumable products and value-added services accounted for approximately 80% of our net sales. We believe our business benefits from operating leverage due to the capacity and efficiency of our infrastructure, which allows us to achieve margin improvement with an increasing revenue base. Our business generates strong cash flow, which we expect to further improve as a result of the completion of a major infrastructure improvement program commenced in 2012, our low ongoing capital expenditure requirements and reduced interest expense.

Experienced management team with proven track record. Our six-member senior executive team has an average of 18 years of industry experience and an average of ten years of service with us. This team along with over 200 senior managers, who have collectively invested approximately $27 million in our business, has a proven track record of delivering stable revenue growth, executing on investment plans and achieving margin expansion. We believe that the interests of our senior management team and other key employees are aligned with those of our shareholders as a result of their broad-based equity ownership and incentive arrangements.

Our Growth Strategies

We believe we are well positioned to expand our leadership in the laboratory products market and increase our sales to the global life science, general research and applied markets. The key components of our strategy include:

Expand our global strategic relationships. We intend to expand our relationships with our global strategic customers by becoming their primary source of laboratory solutions and providing them with value-added services across all of their operations and locations. For example, we have recently expanded our service offerings to include more complex scientific research support services, such as DNA extraction, bioreactor servicing and compound management. We plan to continue to develop additional complex scientific research support services, as technological advancements enable historically challenging and proprietary processes to become available for outsourcing. We believe these services and expanded relationships are becoming increasingly important for our customers and provide us with an incremental revenue opportunity.

Continue to develop new products and services. We intend to continue augmenting our portfolio to provide customers with additional solutions and further expand our addressable markets. Key elements of this strategy include:

•	Increase sales of higher margin private label products. We intend to further expand our private label portfolio and focus our sales and marketing efforts to offer our customers private label alternatives when appropriate. Private label products provide our customers with a value-focused alternative to branded products and generally allow us to earn higher margins.

•	Expand VWRCATALYST services. We have expanded upon our traditional services to offer other innovative, flexible and customized solutions to our global strategic customers, including research support, laboratory services and operations services marketed under the VWRCATALYST brand. We intend to continue to expand the scope of the services that we can provide to our customers and increase the adoption of these services by new and existing customers.

•	Expand chemical manufacturing capabilities. We are focused on enhancing our capabilities as a manufacturer of high quality biochemicals, chemicals and reagents that generally do not compete with the offering of our existing supplier base. Our chemicals and reagents typically have higher margins than other products in our portfolio and provide us with additional opportunity to expand into growing customer segments.

Continue to expand our customer and supplier base. We intend to continue to expand our customer and supplier base by:

•	aggressively targeting new customers through our experienced and global sales and sales support teams;

•	collaborating with our customers as they continue to add new sites as a result of acquisitions and other global expansion;

•	accelerating the adoption of our solutions by end-users currently utilizing a direct procurement model; and

•	capitalizing on our global reach to attract new suppliers to utilize VWR as their primary distribution channel.

Globalization of best practices. We intend to continue to improve our operations by implementing best practices across our global platform. For example, we recently implemented our European sales strategy of aligning our sales team with our customer segments in our North American operations. This sales strategy has been effective in Europe because it enables us to better understand the unique industry drivers affecting our customers and tailor our product and service offerings to meet their distinct needs. Furthermore, we recently deployed in North America “all you need” catalogs for customers in the cell culture, chemical analysis, food analysis, proteomics, chemical, safety, hygiene and industrial supply industries. We have historically provided these type of catalogs to our European customers, which catalogs have proven to be an effective means in generating incremental revenue. In addition, we have recently extended our North American web platform to our European operations.

Broaden our offering to underserved customer segments. We believe that we are well positioned to leverage our leading independent platform, global distribution network and sales and service organization to continue to broaden our offering to specific underserved customer segments, such as the broader healthcare market and niche markets, such as mining and dairy. In addition, we intend to expand the use of our self-manufactured chemicals by selling these products to new and existing customers.

Continue to execute targeted acquisition strategy. Given the highly fragmented nature of our industry, we expect to continue to benefit from a robust pipeline of acquisition opportunities. We are currently evaluating multiple acquisition opportunities in North America and Europe where we seek to expand into new and growing product segments and broaden our manufactured products capabilities, while avoiding conflicts with our existing suppliers. We will also consider acquisition opportunities to support our strategic global customers in emerging markets.

Our Business Segments

We report financial results on the basis of two reportable segments organized by geographic region: Americas and EMEA-APAC. Our Americas segment is comprised of operations located principally in the United States and Canada as well as in Puerto Rico, Mexico and select countries in Central and South America, including Costa Rica, Brazil and Chile, and includes 56 facilities located in 8 countries. The EMEA-APAC segment is comprised of our operations located principally in Europe as well as in certain Asia-Pacific countries, and includes 105 facilities in 26 countries.

The following table sets forth the percentage of net sales from each of our segments for the years ended December 31, 2011 through 2013.

	Year Ended December 31,
Segment	2011	2012	2013
Americas	58.1%	58.1%	56.2%
EMEA-APAC	41.9	41.9	43.8

Total	100.0%	100.0%	100.0%

Both the Americas and EMEA-APAC segments provide laboratory products, services and solutions to customers in the life science, general research and applied markets, including the Biopharma, agricultural, chemical, environmental, food and beverage, healthcare, microelectronic and petrochemical industries, as well as governmental agencies, universities, primary education and research institutes and environmental organizations. The following table sets forth the revenue attributable to the primary customer segments in each of our segments for the year ended December 31, 2013.

Customer Segment	Americas	EMEA-APAC
Biopharma	44%	34%
Industrial	24	28
Education	20	13
Healthcare	6	9
Government	4	8
Other	2	8

Total	100%	100%

We offer a similar portfolio of laboratory products and other supplies in both of our segments. The following table sets forth the product mix in each of our segments for the year ended December 31, 2013.

Product Type	Americas	EMEA-APAC
Consumables	55%	42%
Chemicals	23	26
Equipment	14	17
Instruments	4	7
Services	3	4
Other	1	4

Total	100%	100%

For more information regarding our business segments, see Note 14 to our unaudited interim condensed consolidated financial statements and Note 21 to our annual consolidated financial statements, each of which are included elsewhere in this prospectus.

Americas Segment

Our Americas segment operates primarily in the United States and Canada as well as in Puerto Rico, Mexico and select countries in Central and South America, including Costa Rica, Brazil and Chile. Our infrastructure in the United States and Canada is comprised primarily of large, regional distribution centers that carry a comprehensive stock of inventory that allows us to optimize delivery times to customers in each region. In the United States and Canada, we have six central distribution centers, four regional distribution centers and one dedicated customer care center. Outside of the United States and Canada, our Americas segment operates one regional distribution center and six local distribution centers, each primarily serving the country in which they are located. We also have twelve manufacturing facilities located in the Americas. As of March 31, 2014, approximately 45% of our sales and sales support professionals were based in the Americas.

Our Americas segment recently completed a series of efforts to significantly upgrade its information technology infrastructure, optimized its distribution network within the United States and adopted a new sales and marketing strategy. All these initiatives were completed during 2012 and 2013, ultimately requiring approximately $70 million of capital investment, and caused some disruption to our business over that period.

Beginning in 2010, we began implementing a new enterprise resource planning (“ERP”) system to better support our customer segment-specific marketing and growing infrastructure. Our legacy North American systems were outdated, non-integrated and expensive to maintain and were not adequate to support the needs of our customers. We used our proven European legacy ERP system as the model for our development efforts. In parallel, we also developed a new, feature-rich e-commerce platform that we launched alongside our new ERP system within the United States in April 2012.

Commencing in 2011, we began construction of a new 500,000 square foot warehouse facility in central California to replace a leased facility that was located near San Francisco and did not have adequate capacity to support our operations throughout the Western region of the United States. This new warehouse, which became fully operational during the fourth quarter of 2012, is more centrally located in order to reduce our shipping costs and improve delivery time to customers throughout the Western region. This facility also enables efficient importation, storage and distribution of globally sourced private label products.

In January 2012, we shifted our North American regional GTM strategy to a customer segment-specific approach. This initiative involved a reallocation of certain accounts and restructuring of our sales coverage model in the field. During the second half of 2013, we further refined our sales force coverage to promote more direct customer contact and field coverage. We believe our current GTM strategy in North America has improved our focus and allows us to more proactively and effectively address the unique needs of our customers, consistent with the successful GTM strategy of our EMEA-APAC segment.

We have supplemented our recent capital investments in the Americas segment with a targeted acquisition strategy focused on establishing chemical manufacturing operations and expanding our portfolio of products and services. Specifically, we significantly enhanced our biochemical, buffer and reagent product offerings through the acquisitions of AMRESCO and United Biochemicals’ specialty chemical manufacturing and supply operations. We also expanded our portfolio of specialty products used in the precious metal mining industry through our acquisition of Anachemia, a manufacturer and distributor of laboratory products and materials used by industrial customers. Through the acquisitions of TEK and Metro Servicios we have expanded our clean room products and service offerings to industrial customers in the United States and Costa Rica. We expanded our portfolio of products sold to education customers through the acquisition of BioExpress. In addition, we established a presence in South America as a result of our acquisitions of the Sovereign Group, which operates in Brazil and Argentina.

Our recent operating results in the Americas segment, including improving U.S. sales performance and customer satisfaction and lower support costs for infrastructure, were positively impacted by these completed initiatives. In addition, we have improved our ability to rapidly integrate acquisitions as a result of the newly implemented ERP system in the Americas segment.

EMEA-APAC Segment

We are the largest provider of laboratory products, services and solutions in Europe, with the broadest Pan-European platform that has facilities in 20 European countries. Our European platform is complemented by our presence in China, India, Singapore, Malaysia, Australia and New Zealand. Our EMEA-APAC operations are served by central distribution centers in Germany, France and Belgium, with daily deliveries to smaller distribution centers throughout the regions we serve. In addition, we have manufacturing centers in France and Belgium, which provide chemical blending and down-packing services to support our EMEA-APAC distribution business. As of March 31, 2014, approximately 55% of our sales and sales support professionals were based in EMEA-APAC. Sales outside of Europe accounted for approximately 4% of total EMEA-APAC sales for the year ended December 31, 2013.

Our European operations benefit from a highly integrated and robust ERP system, efficient distribution infrastructure and customer segment-specific GTM strategy. For example, our European business has operated on a common, highly integrated ERP system for more than 12 years, enabling a reliable and efficient distribution model, and a customer segment-specific GTM strategy, including advanced and tailored marketing materials, which was implemented over the past several years. Our ERP system has also enabled us to rapidly integrate the operations of newly acquired companies. We are preparing to launch our new, feature-rich e-commerce platform in EMEA-APAC, which we first introduced in the United States in April 2012.

We conduct our operations in Asia-Pacific primarily through facilities strategically located in Australia, New Zealand, Singapore, Malaysia, China and India. These operations are supported by 11 local distribution centers, including our 70,000 square foot distribution facility located in Singapore, and approximately 275 VWR professionals. Through our acquisition of basan GmbH in June 2012, we acquired manufacturing operations in Malaysia focused on the production of clean room garments.

We believe our laboratory products and service capabilities throughout Asia-Pacific are important for us to be able to meet the needs of our global customers. We are focused on increasing our sales of value-added services as these customers seek to ensure regulatory compliance and efficiency in their operations. In addition, we believe that our capabilities in this region will enable us to expand our supplier base by adding new product manufacturers located in this region that will gain access to our worldwide customer base.

We have made numerous “tuck-in” acquisitions over the last several years to strengthen our market position in select countries, as well as introduce new product lines and expand in certain regions to meet our expanding customer base. For example, we acquired PBI in Italy, Omnilabo in The Netherlands, Omnilab and LabConsult in Switzerland and Jencons and Lab 3 in the United Kingdom. Typically within 12 to 18 months we fully integrate these acquired companies’ distribution, ERP, and administrative functions into our existing European infrastructure while maintaining local sales and sales support staff. We expanded geographically in Asia-Pacific and Eastern Europe with several acquisitions such as LabPartner, based in Shanghai, China, and Labart in Poland. In addition, we expanded our product portfolio in this segment through selective acquisitions, such as basan, a distributor of products and services to clean room customers located throughout EMEA-APAC, and Labonord, a distributor of cytology and histology products in Europe. These acquisitions enhance our ability to serve our large multinational customers.

We believe our Pan-European platform and acquisition strategy have increased our customer penetration and product offerings, which have collectively resulted in strong revenue growth and improved margins. Our strengthened market leadership position in Europe gives us the opportunity to continue to achieve strong financial results.

Products and Services

Our solutions provide value to our customers by offering one of the broadest portfolios of branded and private label laboratory products and value-added services, including custom manufacturing.

Branded and Private Label Laboratory Products

We provide value to our customers by offering one of the broadest product portfolios of branded and private label laboratory products. Our portfolio of branded products gives our customer access to some of the most recognized brands in the world. We enhance our customers’ choice by offering a lower cost, private label alternative to branded products. Private label laboratory products represented 20% of our 2013 product sales. During 2013, on average we processed approximately 16,000 customer orders per day, with an average order size of approximately $700. We distinguish between products types within our branded and private label laboratory products as consumable or durable.

Consumables

Many of our products, including chemicals, laboratory and production supplies and science education products, are consumable in nature. These products are basic and essential supplies required by research and quality control laboratories and are generally used on a recurring basis. In addition to one of the broadest branded portfolios of products, we offer a robust suite of private label offerings. Further, we offer custom manufactured chemicals, including buffers, reagents and other chemicals used in biopharmaceutical and industrial applications and production process. Consumable products represented approximately 77% of our 2013 net sales.

The table below summarizes key product lines of consumable products.

Product Category	Applications	Representative Brands
General Laboratory Supplies	Utilized in the daily operations of labs spanning research and development, testing and measurement across multiple industries	• Corning (Gosselin, Pyrex) • Eppendorf • Thermo Fisher Scientific (Nalgene, Nunc) • VWR Private Label (glassware, metal, plasticware)	• Pall Life Science • Greiner • Duran Group • Kimble Chase • GE Healthcare (Whatman) • Sartorius Filtration

Chemicals	Chemical research and development, analytical testing, pharma production applications, microelectronic production and microbiological testing	• Merck Millipore • Avantor • Honeywell (chemicals) • VWR (AMRESCO) • VWR (BDH) • VWR (United Biochemical) • VWR (chemicals and private label reagents, solvents and salts)	• Custom manufactured private label • Alfa Aeasar • Applichem • Lonza • Corning (Mediatech, Becton-Dickinson)

Production Supplies and Safety	Safety related products and products used in controlled environments, for example cleanrooms and the semiconductor industry	• Kimberly-Clark • Ansell • ITW Texwipe • Labcon • Contec • DuPont	• Semperit • Nitritex • Uvex • 3M • Entegris • VWR Private Label (gloves, garments, shoe covers, goggles)

Life Science Supplies	Biological research and development, quality assurance/quality control testing and Biopharma production applications, genomics, proteomics and cell cultures	• GE Healthcare (Life Science) • Qiagen (Quanta Biosciences, 5Prime) • Corning (Costar, Axygen, Cellgro) • Becton-Dickinson • Promega	• Merck Millipore (Bioscience) • Lonza • Abnova • Rockland • Analytic Jena (UVP) • VWR private label (tissue cultures, bioreagents)

Healthcare Products	Biological research and development, histology, pathology and sample preparation	• Corning (Cellgro) • Becton-Dickinson • Eppendorf • Danaher (Beckman Coulter) • Hettich	• Thermo Fisher Scientific (Menzel) • Merck Millipore • Zeiss • Danaher (Leica) • VWR Private label (sample preparation)

Science Education	Various educational- related products serving academic institutions, universities and Biopharma research centers	• Wards Natural Science • Sargent Welch	• Boreal • Ohaus • Vernier

Durable Products and Equipment

We also offer durable products and scientific instruments with varying levels of complexity and sophistication. These products represented approximately 20% of our 2013 net sales. Key product lines include:

Category	Illustrative Products	Representative Brands
Equipment	• Freezers • Centrifuges • Scales • Furnaces • Ovens • Incubators	• Thermo Fisher Scientific (Revco, Kendro, Labsystems, Barnstedt) • Mettler Toledo • Danaher (Beckman, Leica) • Eppendorf	• Panasonic • Sartorius • Merck Millipore • VWR (private label)

Instrumentation	• Photometers • Microscopes • Chromatographers • Oxygen meters • Mass spectrometers	• Hitachi • Thermo Fisher Scientific (Heraeus, Spectronic) • PerkinElmer • Danaher (Hach Lange)	• Xylem (WTW, Schott Instr.) • Merck Millipore • Fungilab • VWR (private label)

Furniture	• Desks • Chairs • Cabinets • Benches • Fume hoods	• Kewaunee • Labconco • Dueperthal • Asecos • Koetterman • Waldner	• Telstar (Cleanair) • Thermo Fisher Scientific • Airlab • Interstuhl • Bimos • Metro

Value-Added Services

We complement our branded and private label product portfolio with a number of customized value-added services, which we collectively have branded VWRCATALYST. In addition to our traditional service offerings such as procurement, logistics, chemical and equipment tracking and glassware autoclaving, we have expanded our service offerings to include more complex scientific research support services, such as DNA extraction, bioreactor servicing and compound management. This enables us to support a higher level of science on behalf of our customers, enabling them to focus on core areas of research.

Service Category	Description	Service Solutions
Research Support	• Onsite high level research and related services targeting workflow efficiency • Focus on quality • Enabled by VWR scientists including PhD level	• DNA extraction • Bio reactor servicing • Cell bank management • Media and buffer preparation • Compound management • Aliquoting

Laboratory Services	• Onsite services to ensure high quality execution of laboratory maintenance processes • Focus on execution • Enabled by VWR professionals	• Lean lab design services • Equipment calibration • Chemical tracking • Housekeeping/waste management • Autoclaving • Glass wash • Garment management

Operations Services	• Facility management related solutions • Focus on costs • Enabled by VWR professionals	• Incubator and BioHub management • Sourcing and procurement • Order management • Logistics and inventory management • Point of use management

Our History

The origins of our business date to 1852 in Sacramento, California when we initially sold glassware and laboratory supplies for mining markets. We first became a publicly-owned company in 1986 after a spin-off from our then-existing parent company Univar Corporation, and later were acquired by Merck KGaA in 1999. In 2001, we expanded internationally into Europe to become a leader in the global laboratory products market when Merck KGaA combined our operations with those of its European scientific supplies distribution business under a common parent known as “VWR International Corporation.” In 2004, we were divested by Merck KGaA and acquired by a newly formed entity controlled by Clayton, Dubilier & Rice, Inc., a private equity firm, in a leveraged transaction (the “CD&R Acquisition”).

On June 29, 2007, we were acquired by VWR Holdings, which is owned by private equity funds managed by our Sponsors and certain members of our management team. Under the stewardship of Madison Dearborn Partners, we have undertaken several initiatives, including: (i) enhancing our technological infrastructure through the implementation of an integrated enterprise resource planning system in North America and a global web infrastructure; (ii) upgrading our distribution network with the construction of a new facility in central California; (iii) augmenting the effectiveness of our North American sales force by shifting our marketing strategy to a customer segment-specific approach consistent with that of our EMEA-APAC segment; and (iv) implementing a targeted acquisition strategy that has resulted in our purchase and integration of 34 businesses.

Recent Acquisitions

Since June 30, 2007, we have invested over $500 million to acquire and successfully integrate 34 businesses, which have broadened our product offerings, strengthened our existing market positions and expanded our geographic presence. The following table summarizes the principal impact or purpose of these acquisitions:

New Product Areas		Enhanced Market Positions		Geographic Expansion
Product Category	Acquisitions	Country	Acquisitions	Region	Acquisitions
Biochemicals and reagents	AMRESCO UBI	Denmark	Bie & Berntsen	Asia	LabPartner
		Finland	OneMed Lab	Central America	CR Lab
Precious metal mining lab analytic products	Anachemia Hunter Refractories KLEN Iunge Sigma Pty	Italy	PBI	South America	Sovereign
		Poland	Alfalab	Eastern Europe	Labart Prolab Spektrum Vitrum
		Switzerland	Omnilab LabConsult
		The Netherlands	Omnilabo

Clean room products and laundry services	basan TEK	United Kingdom	Jencons Lab 3 Basan UK	Oceania	EBOS

Safety products	Trenka	United States	BioExpress x-treme Geek

Cytology and histology products	Labonord

Life science products	PeqLab Seradigm

Laboratory equipment and design	LABRepCo

Certain of our recent acquisitions are highlighted below:

•	On June 1, 2014, we acquired LABRepCo, a domestic consultative provider of laboratory capital equipment;

•	On March 3, 2014, we acquired Peqlab, including its subsidiaries and operations in the United States, the United Kingdom, Austria and Germany. Peqlab is headquartered in Germany and develops, manufactures and supplies molecular and cell biology reagents, consumables and instruments;

•	On December 31, 2013, we acquired TEK, a domestic supplier of laboratory and cleanroom consumables and services and provider of cleanroom and industrial laundry services;

•	On July 1, 2013, we acquired UBI, a domestic manufacturer and supplier of high purity buffers and biochemicals for research, development and manufacturing processes;

•	On March 1, 2013, we acquired certain CR Lab assets from Metro Servicios to support our new laboratory distribution business in Costa Rica. CR Lab is based in the Republic of Costa Rica;

•	On December 4, 2012, we acquired Labonord, which is a provider of consumables and chemicals based in France and Switch, a Belgium-based manufacturer of cytology and histology reagents and dyes that are distributed through Labonord and an independent distribution partner to customers in France, Belgium and the Netherlands;

•	On September 6, 2012, we acquired Sovereign, a provider of laboratory products with distribution centers and sales organizations in Brazil, Argentina and the United States;

•	On June 1, 2012, we acquired basan GmbH, including its subsidiaries with operations in Germany, the Netherlands, France, Italy, Singapore and Malaysia. Basan is a provider of products and related services for cleanrooms in Europe and southeast Asia;

•	On September 1, 2011, we acquired LabPartner, which is based in Shanghai, China and provides lab equipment, reagents, consumables and services for research and development;

•	On August 1, 2011, we acquired Anachemia and its affiliates, which is based in Montreal, Canada and manufactures certain chemicals and materials and distributes chemicals, laboratory supplies and equipment in Canada, the United States, South America and Mexico;

•	On May 2, 2011, we acquired Trenka, a provider of industrial clothing, testing equipment and personal protection equipment in Austria; and

•	On February 1, 2011, we acquired AMRESCO, a domestic supplier and manufacturer of high quality biochemicals and reagents for molecular biology, life science, proteomics, diagnostics, molecular diagnostics and histology areas of research and production.

For more information regarding our recent acquisitions, see Note 4 to our unaudited interim condensed consolidated financial statements and Note 5 to our annual consolidated financial statements, each of which are included elsewhere in this prospectus.

Customers

We maintain a diverse and stable customer base across the following segments: Biopharma, industrial, education, healthcare, government and other. We provided solutions to over 120,000 customers in 2013, including 227 Fortune 500 companies, approximately 4,500 leading academic institutions and thousands of smaller businesses in multiple industries. We centrally manage and actively collaborate with our largest global customers and provide them with value-added services, optimize the efficiency of their research, production and procurement activities and support them with dedicated on-site professionals and technicians. In addition, we manage relationships with our regional customers on a local basis, with a focus on their particular customer segment-specific needs. We estimate that we shipped products to approximately 300,000 unique customer sites in 2013.

The table below sets forth our percentage of net sales by customer segment for the year ended December 31, 2013.

Year Ended December 31, 2013
Customer Segment
Biopharma	39%
Industrial	26
Education	17
Healthcare	7
Government	6
Other	5

Total	100%

We seek to be an important provider of laboratory products and services to our customer base. The substantial majority of our 50 largest customer relationships are governed by three- to five-year contracts that typically include pricing and volume incentives intended to position us as the primary provider of laboratory products and services.

We are a significant provider of laboratory products, chemicals, safety equipment and life science supplies to a majority of the world’s 20 largest pharmaceutical companies. In 2013, our top 20 customers accounted for approximately 17% of our net sales, with no single customer representing more than 4% of our net sales. As of December 31, 2013, our top ten customers have had relationships with us averaging more than 12 years.

Suppliers

We distribute branded and private label products sourced from over 4,000 core laboratory product suppliers located across the globe. This includes a majority of the leading developers and manufacturers of laboratory chemicals and reagents, glassware, plastics, instruments and other laboratory equipment, protective clothing and laboratory furniture, who sell through distributors. We believe we are an important product and solution provider for many of these manufacturers. Our suppliers rely upon our customer relationships, infrastructure, e-commerce capabilities and sales force to access the global market in a cost-effective manner. We believe our suppliers value the channel we provide, as we manufacture a limited number of products that compete with our suppliers’ portfolios.

We strive to maintain strong relationships with our largest suppliers, most of which have utilized our infrastructure for more than 20 years. Our top five suppliers in 2013 were Corning, Eppendorf, GE Healthcare, Merck KGaA and Thermo Fisher Scientific. Our largest supplier, Merck KGaA, supplied products to us that accounted for approximately 10% of our net sales in 2013. We benefit from our longstanding and strong relationship with Merck KGaA and its affiliates. Our business operated as a division of Merck KGaA from 1999 until we were acquired in the CD&R Acquisition in 2004. In connection with such disposition, Merck KGaA agreed to enter into a long-term, exclusive supply agreement with us primarily covering Western Europe, which had an initial five-year term that was subsequently extended for an additional five-year period. In April 2014, we began operating under new, non-exclusive supply agreements that extend through December 2018.

Our supplier relationships are based on contracts that vary in terms of geographic scope, duration, product and service type, with some relationships including exclusivity provisions. Depending on our relationships and agreements, our services to suppliers may include distribution, sales and marketing support as well as servicing of instruments and equipment. For example, we are the exclusive source and servicing provider for chromatography instruments manufactured by Hitachi High Technologies in Europe and the exclusive distributor of life science filtration products for Pall Corporation in North America and Europe. We also recently entered into a long-term distribution agreement with Thermo Fisher Scientific, a significant supplier to us even though it competes with us in the laboratory products market through its channel organization (Fisher Scientific).

We manufacture a portion of our private label products and source the remainder from third-parties, including our established branded suppliers. We utilize a disciplined process to ensure the high quality of our private label products. Private label products provide our customers with a value-focused alternative to branded products and generally have higher margins for our Company.

We also collaborate with our suppliers on multiple sustainability programs addressing issues such as recycling and reduction of carbon footprint.

Although we do not believe that we are substantially dependent on any supplier or any group of suppliers, our operations could be adversely affected in the near term if we were to lose any of our significant suppliers or otherwise suffer a material reduction in their supply of products to us. See “Risk Factors—Risks Related to our Business—Our business, financial condition and results of operations depend upon maintaining our relationships with suppliers.”

Sales and Marketing

We reach customers through a well-trained global sales force, comprehensive websites and targeted catalogs. Our sales force is comprised of approximately 3,000 sales and sales support professionals, including approximately 320 sales specialists in areas such as life science, chromatography, production, chemicals and furniture, selected for their in-depth industry and product knowledge. Our sales professionals include native speakers for each of the countries in which we operate, allowing them to have high impact interactions with our clients across the globe.

Our e-commerce platform plays a vital role in how we conduct business with our customers. Over half of the orders that we process originate from our e-commerce platform, including our websites which feature our full product offering on a multi-language platform. Our websites utilize Google® search analytics and features personalized search tools, customer specific web solutions as well as enhanced data on over 1.7 million products, all of which allow us to optimize the online purchasing experience for our customers. Our customers make use of the rich functionality that our websites have to offer, many of which better integrate our customers’ processes with our own. The flexibility and scalability of our websites allow us to integrate acquisitions, drive geographical expansion and serve segmented market needs with relative ease.

We also provide printed literature including flyers, brochures, magazines and catalogs. Our general catalogs, which present the most comprehensive view of our product portfolio, are printed in over 20 languages and distributed worldwide. Our general catalogs are supplemented by specialty catalogs, as well as brochures, geared toward specific industries, applications and product lines. For example, we have developed “all you need” catalogs for industries such as brewing, dairy, life science and genomics. In addition, we produce several serial publications that engage our customers with informative articles and a focused product offering, timed to release during prime purchasing seasons.

Distribution Network, Facilities and Infrastructure

Our global infrastructure consists of over 160 facilities, which enables us to deliver a broad array of products to our customers generally within 24 to 48 hours. We have the broadest Pan-European platform, which enables us to reach customers throughout Europe with industry-leading efficiency and service levels. We operate a distribution network of over 4.5 million square feet of distribution space, consisting of strategically located distribution centers, various smaller regional service centers, and “just-in-time” facilities and customer contract centers for customer-specific requirements. Below is a summary of these facilities:

•	our distribution centers receive products from manufacturers, manage inventory and fill and ship customer orders;

•	our regional service centers are located near selected customer locations and are designed to supply a limited number of products to those customers that require a high level of service;

•	we also operate “just-in-time” facilities at or near customer sites to meet customer needs promptly;

•	customer contact centers have the responsibility for order entry and customer service;

•	our two captive service centers employ more than 800 associates who provide commercial and administrative support services to us and our customers and suppliers; and

•	we also contract with third parties to ship products directly to our customers.

We operate more than 160 facilities, which aggregate in excess of five million square feet, including offices, warehouse space and manufacturing facilities. We maintain our corporate headquarters in Radnor, Pennsylvania for executive, financial, legal, information systems, marketing and other administrative activities. Our European executive, financial, legal, information systems, marketing and other administrative activities are in Darmstadt, Germany and Haasrode, Belgium.

The following table sets forth information with respect to our principal distribution and other office facilities as of March 31, 2014:

Location	Owned/Leased	Size (sq. ft.)	Type of Facility
Americas Segment:
Batavia, Illinois	Owned	360,000	Distribution
Bridgeport, New Jersey	Owned	369,475	Distribution
Denver, Colorado	Leased	130,091	Distribution
Franklin, Massachusetts	Leased	55,486	Distribution
Lachine, Quebec, Canada	Owned	52,000	Distribution/Manufacturing/Offices
Manati, Puerto Rico	Owned	130,450	Distribution
Mexico City, Mexico	Leased	63,948	Distribution
Mississauga, Ontario, Canada	Leased	110,194	Distribution
Radnor, Pennsylvania	Leased	149,858	Offices
Rochester, New York	Owned	339,600	Distribution/Assembly/Offices
Solon, Ohio	Leased	175,815	Distribution/Manufacturing/Offices
Sugar Land, Texas	Leased	62,280	Distribution
Suwanee, Georgia	Leased	168,925	Distribution
Tualatin, Oregon	Leased	56,400	Distribution
Visalia, California	Owned	500,000	Distribution
Wangara, Australia	Leased	63,261	Distribution/Manufacturing/Offices

EMEA-APAC Segment:
Briare, France	Owned/Leased	358,675	Distribution/Repackaging and Mixing
Bruchsal, Germany	Owned	218,906	Distribution
Darmstadt, Germany	Leased	58,007	Offices
Debrecen, Hungary	Leased	67,188	Distribution/Repackaging and Mixing
Dublin, Ireland	Leased	77,067	Distribution
Haasrode, Belgium	Owned	201,447	Offices/Distribution/Repackaging and Mixing
Karlskoga, Sweden	Leased	129,167	Distribution
Kelsterbach, Germany	Leased	59,642	Distribution
Llinars del Vallés, Spain	Leased	72,955	Distribution
Lutterworth, United Kingdom	Leased	183,205	Distribution
Shanghai, China	Leased	31,000	Distribution/Offices
Singapore	Leased	74,034	Distribution

We also lease various regional distribution centers and service facilities globally that support our sales and warehouse functions. Our facility located in Batavia, Illinois is subject to a mortgage lien under the Senior Credit Facility.

The following maps demonstrate the breadth of our global infrastructure:

Technology

We have a highly automated ERP system that promotes standardization and simplicity. Our global web infrastructure provides seamless integration with our customers. Furthermore, our technology platforms support rapid development and deployment of enhancements so that we may quickly adapt to meet the technology needs of our customers and seamlessly integrate new acquisitions. We have recently made significant investments in our IT platform to implement a common ERP and e-commerce platform to enhance the customer experience. In 2013, over 50% of our orders were derived from e-commerce, of which 58% is attributed to our Americas segment and 44% is attributed to our EMEA-APAC segment. We have more than 100,000 integrated e-commerce connections with our customers using www.vwr.com as their purchasing platform.

Our IT operating strategy is to act globally when possible and locally where necessary to strategically facilitate our business objectives and to develop a stable, growth oriented infrastructure and global informational system platform. Our IT infrastructure has evolved into a cohesive group of core global computing platforms. This development has reduced costs while improving our overall quality and delivering more value. As a result of this development, we spent less in IT operating costs in 2013 than we did in 2009.

Our enhanced global technology infrastructure has allowed us to increase the value of our platform. Some of our recent initiatives include, virtual stock room management tools, allowing customers to manage and optimize on-site inventory, lot control and batch management, providing our production customers with a systematic view of batch managed and lot dependent products and enhanced business analytics. In 2013, we created an e-commerce center of excellence combining our technical web development team with our marketing services business team focused on improved e-commerce platform and commercialization.

Competition

We operate in a highly competitive environment with a diverse and fragmented base of competitors, many of whom focus on specific regions and market segments. Competitive factors in the customer segments we serve include service and delivery, breadth of product line, price, customer support, e-commerce capabilities and the ability to meet the special and local needs of our customers.

In our Americas segment within our laboratory products business, we compete primarily with Thermo Fisher Scientific and with Sigma-Aldrich. The majority of our other competitors include laboratory equipment manufacturers, which sell direct to their customers, and smaller distributors that focus on specific geographies and product categories. With respect to value-added services business, we compete with local service providers and life science companies, which offer laboratory management services to their clients, such as Thermo Fisher Scientific, PerkinElmer and Agilent Technologies and other service outsourcing companies.

In our EMEA-APAC segment within our laboratory products business, we have the broadest Pan-European platform, which provides us with an important competitive advantage. We principally compete with Thermo Fisher Scientific for certain global customers, Sigma-Aldrich in chemicals and reagents, and with certain regional competitors, including Geyer and Omnilab in Germany and Dutscher in France and Switzerland in specific product categories. With respect to valued-added services, we predominantly compete with small businesses operating on a regional basis.

We believe our competitive strengths position us well in our market segments and in the geographies we serve. We rely on our scale, market position, customer access, depth of product and value-added service offerings, marketing strategies and sales force, acquisition strategy, financial profile and management team to deliver superior solutions to our customers and provide extensive market channel access to our suppliers.

Employees

As of March 31, 2014, we had approximately 8,500 employees, including approximately 3,800 in North America, 3,500 in Europe, 1,000 in Asia-Pacific (including approximately 800 employees in our shared service centers) and 200 in Central and South America. Of these employees, approximately 3,000 employees (or approximately 35% of our global workforce) are in customer facing roles. As of March 31, 2014, approximately 5% of our employees in North America were represented by unions, and virtually all of our employees in Europe are represented by workers’ councils and/or unions. We believe our relations with our employees are good.

Trademarks and Tradenames

We believe the VWR tradename is well recognized in the global laboratory products market and by scientists and is therefore a valuable asset to us. We use a number of different registered and unregistered trademarks and service marks for our products and services, substantially all of which are owned by us. However, we have not registered all of our trademarks or service marks in each country in which we do business. Generally, registered trademarks have perpetual lives, provided that they are renewed on a timely basis and continue to be used properly as trademarks, subject only to the rights of third parties to seek cancellation of the marks.

Our business is not dependent to a material degree on patents, copyrights or trade secrets although we consider our catalogs, websites and proprietary software integral to our operations. Although we believe we have adequate policies and procedures in place to protect our intellectual property, we have not sought patent protection for our processes nor have we registered the copyrights in any of our catalogs, websites or proprietary software. Other than licenses to commercially available third-party software, we have no licenses to intellectual property that are significant to our business.

Government Regulation

Some of the products we offer and our operations are subject to a number of complex and stringent laws and regulations governing the production, storage, handling, transportation, import, export and distribution of chemicals, drugs and other similar products, including the operating and security standards of the United States Drug Enforcement Administration, the Alcohol and Tobacco Tax and Trade Bureau, the FDA, the Bureau of Industry and Security and various state boards of pharmacy as well as comparable state and foreign agencies. In addition, our operational activities must comply with the rules and regulations of the Department of Transportation, the Federal Aviation Administration and similar foreign agencies. We are also required to abide by the anti-corruption and anti-bribery laws of all countries in which we operate, including the FCPA. While we believe we are in compliance in all material respects with such laws and regulations, any non-compliance could result in substantial fines, penalties or assessments or otherwise restrict our ability to provide competitive distribution services and thereby have an adverse impact on our financial condition. For information on environmental, health and safety matters, see below under “Environmental, Health and Safety Matters.”

Environmental, Health and Safety Matters

We are subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including those pertaining to air emissions, water discharges, the manufacturing, handling, disposal and transport of solid and hazardous materials and wastes, the investigation and remediation of contamination and otherwise relating to health and safety and the protection of the environment and natural resources. As our global operations have involved and continue to involve the manufacturing, handling, transport and distribution of materials that are, or could be, classified as toxic or hazardous, there is a risk of contamination and environmental damage inherent in our operations and the products we manufacture, handle, transport and distribute. Our environmental, health and safety liabilities and obligations may result in significant capital expenditures and other costs, which could negatively impact our business, financial condition and results of operations. We may be fined or penalized by regulators for failing to comply with environmental, health and safety laws and regulations. In addition, contamination resulting from our current or past operations may trigger investigation or remediation obligations, which may have a material adverse effect on our business, financial condition and results of operations.

Based on current information, we believe that any costs we may incur relating to environmental, health and safety matters will not be material. We cannot be certain, however, that identification of presently unidentified environmental, health and safety conditions, new regulations, more vigorous enforcement by regulatory authorities or other unanticipated events will not arise in the future and give rise to additional environmental liabilities, business interruptions, compliance costs or penalties which could have a material adverse effect on our business, financial condition and results of operations. In addition, environmental laws and regulations are constantly evolving and it is not possible to predict accurately the effect they, or any new regulations or legislation, may have in future periods.

Legal Proceedings

Our business involves risk of product liability, patent infringement and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves, as well as from the services we provide. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing activities and sales of private label products and to the extent that we consummate additional acquisitions that vertically integrate portions of our business. We maintain insurance policies, including product liability insurance, and in many cases the manufacturers of the products we distribute have indemnified us against such claims. We cannot assure you that our insurance coverage or indemnification agreements with manufacturers will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the financial viability of our insurers, our manufacturers and our manufacturers’ insurers, as well as legal enforcement under the local laws governing the arrangements. In particular, as we seek to expand our sourcing from manufacturers in Asia-Pacific and other developing locations, we expect that we will increase our exposure to potential defaults under the related indemnification arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability or patent infringement in these developing markets, may not be readily available for purchase or cost-effective for us to purchase. Furthermore, insurance for liability relating to asbestos, lead and silica exposure is not available, and we do not maintain insurance for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities, and an unfavorable result in a case for which adequate insurance or indemnification is not available could result in a material adverse effect on our business, financial condition and results of operations.

We are also involved in various legal and regulatory cases, claims, assessments and inquiries, which are considered routine to our business and which include being named from time to time as a defendant in cases as a result of our distribution of laboratory supplies, including litigation resulting from the alleged prior distribution of products containing asbestos by certain of our predecessors or acquired companies. While the impact of this litigation has historically been immaterial and we believe the range of reasonably possible loss from current matters continues to be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition or results of operations in the future.

Insurance

We maintain commercial insurance programs with third parties in the areas of executive risk, commercial property, business interruption and casualty (including product liability). We also self-insure certain risks inherent in our business which, taken together with the deductible levels and exclusions contained within our third-party programs, results in our recording of accruals for incurred claims. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

MANAGEMENT

Directors and Executive Officers

The following chart sets forth certain information regarding our directors and executive officers as of August 1, 2014:

Name	Age	Position
Manuel Brocke-Benz	56	Director, President and Chief Executive Officer
Gregory L. Cowan	60	Senior Vice President and Chief Financial Officer
Mark McLoughlin	59	Senior Vice President and President, U.S. Lab and Distribution Services
Peter Schuele	56	Senior Vice President and President, EMEA-APAC Lab and Distribution Services
George Van Kula	50	Senior Vice President, Human Resources, General Counsel and Secretary
Theodore C. Pulkownik	56	Senior Vice President, Strategy, Corporate Development and Emerging Businesses
Gerard J. Christian	46	Senior Vice President and Chief Information Officer
Stephan W. Labonté	54	Senior Vice President, Marketing
Ulf Kepper	49	Senior Vice President, VWR Services
Douglas J. Pitts	56	Vice President and Corporate Controller
Harry M. Jansen Kraemer, Jr.	59	Chairman of the Board
Nicholas W. Alexos	50	Director
Robert L. Barchi	67	Director
Edward A. Blechschmidt	61	Director
Thompson Dean	56	Director
Robert P. DeCresce	64	Director
Pamela Forbes Lieberman	60	Director
Carlos del Salto	71	Director
Timothy P. Sullivan	56	Director
Robert J. Zollars	57	Director

Manuel Brocke-Benz was named our President and Chief Executive Officer on January 3, 2013. From July 25, 2012 to January 3, 2013, Mr. Brocke-Benz served as our Interim Chief Executive Officer, while also serving as the Senior Vice President and Managing Director of Europe, Lab and Distribution Services, a position he held since January 2006. Mr. Brocke-Benz was elected to the Board in September 2012 and currently is the Chair of the Finance Committee. Prior to assuming his position as Senior Vice President and Managing Director of Europe, Lab and Distribution Services, he served as Senior Vice President and General Manager of Continental Europe from 2003 to 2005 and as Corporate Senior Vice President, Process Excellence from 2001 to 2003. Mr. Brocke-Benz initially joined the Company in 1987. Mr. Brocke-Benz earned a law degree from Albert-Ludwigs University in Freiburg, Germany. Mr. Brocke-Benz’s leadership role and more than 20 years of service with us in a variety of senior-level positions, together with his extensive knowledge of our business, strategy and industry on an international basis and his training as a lawyer make him a valuable member of the Board.

Gregory L. Cowan is our Senior Vice President and Chief Financial Officer, a position he has held since June 2009. In his current role, Mr. Cowan is responsible for our financial operations on a global basis and for overseeing our Investor Relations activities. Prior to assuming his current position, Mr. Cowan served as our Vice President and Corporate Controller since December 2004. Since joining us, Mr. Cowan has overseen compliance efforts, the development of global policies and procedures, as well as internal and external reporting processes. He has also been directly involved in various strategic projects involving commercial activities and changes to systems and infrastructure. Prior to joining us, Mr. Cowan spent approximately five years at CDI Corporation, a professional services company, in various senior financial positions, most recently as senior vice president and chief accounting officer. Prior to his time with CDI Corporation, he was vice president of internal audit at Crown Cork and Seal Company Inc. for approximately six years and a senior manager at PricewaterhouseCoopers LLC, where he served in various audit and consulting capacities for 11 years. In the past five years, Mr. Cowan also served as a Director of Emtec, Inc. Mr. Cowan earned a B.A. in accounting from Rutgers University.

Mark McLoughlin is our Senior Vice President and President, U.S. Lab and Distribution Services, a position he has held since July 2012. In his current role, Mr. McLoughlin leads all sales, marketing, services and operations for our business in the United States. Mr. McLoughlin joined us in September 2008. Prior to his current role, Mr. McLoughlin served as Senior Vice President of Category Management as well as Senior Vice President of Emerging Businesses. Mr. McLoughlin brings over 30 years of commercial and strategic management experience to his role. He has been responsible for leading a combination of our distribution, manufacturing and regional businesses throughout North America. Before joining us, Mr. McLoughlin held the position of senior vice president, chief marketing officer for Cardinal Health, Inc. based in Geneva, Switzerland, where he designed and implemented an International Strategic Marketing Organization to support all Cardinal Health business outside of the United States and Canada. Prior to this position, from 2002 to 2007, Mr. McLoughlin was senior vice president, general manager of Cardinal Health’s Scientific Products Clinical Laboratory business located in McGaw Park, Illinois. Mr. McLoughlin is currently a member of the Board of Directors at Cytomedix, Inc. and serves on the Board of Advisors for the Center for Services Leadership, W.P. Carey School of Business at Arizona State University. Mr. McLoughlin earned a B.A. in psychology from the University of Arizona.

Peter Schuele is our Senior Vice President and President, EMEA-APAC Lab and Distribution Services. Mr. Schuele has served as our Senior Vice President, Europe Lab and Distribution Services since June 2013, and in January 2014, was given additional responsibility for our Asia-Pacific business. In his current role, Mr. Schuele is responsible for our sales, marketing, services and operations for the European and Asia-Pacific business. Prior to joining us, Mr. Schuele served as the vice president supply chain for Europe, the Middle East and Africa for Sigma-Aldrich Corporation, where he was responsible for the development and implementation of a new and efficient European Supply Chain organization and the implementation of customized solutions for strategic accounts. Over a period of 19 years, Mr. Schuele held various roles within Sigma-Aldrich with increasing responsibility, including director european distribution, Country Manager Germany and general manager for Central Europe. Mr. Schuele earned an M.B.A. from Heilbronn University in Heilbronn, Germany.

George Van Kula is our Senior Vice President, Human Resources, General Counsel and Secretary. Mr. Van Kula has served as Senior Vice President, General Counsel and Secretary since May 2006, and in March 2013, Mr. Van Kula was given additional responsibility for our Human Resources organization. Mr. Van Kula joined us from Honeywell International Inc., a diversified technology and manufacturing company, where he served as vice president and general counsel, Europe, Middle East and Africa (EMEA), based in Brussels, Belgium. Mr. Van Kula joined Honeywell in December 1996 and held several positions before becoming vice president and general counsel, EMEA in November 2001. He was responsible for the legal affairs of Honeywell’s EMEA operations with over $7 billion in revenue and 27,000 employees. Prior to joining Honeywell, Mr. Van Kula spent the first eight years of his legal career with Latham & Watkins LLP in the Los Angeles and London offices, providing counsel to domestic and foreign companies and investment banks in a variety of mergers and acquisitions, corporate finance transactions and general corporate matters. Mr. Van Kula earned a J.D. from the University of Michigan Law School and a B.A. from the University of Notre Dame.

Theodore C. Pulkownik is our Senior Vice President, Strategy, Corporate Development and Emerging Businesses, a position he has held since July 2012. Mr. Pulkownik’s responsibilities include global mergers and acquisitions, corporate-center led initiatives and strategy and our Global Export organization. In addition, in 2012, Mr. Pulkownik was given responsibility for our emerging businesses, including Canada, Mexico and

Central and South America. Prior to his current position, Mr. Pulkownik served as Senior Vice President, Strategy and Corporate Development from July 2004 to July 2012. Prior to joining us in 2004, Mr. Pulkownik held two positions with Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. From 2002 until 2004, he was a managing director of Standard & Poor’s Corporate Value Consulting, and from 2000 to 2002, he was its senior vice president, business development. Before joining Standard & Poor’s, Mr. Pulkownik was a senior vice president for Holberg Industries, Inc., a diversified private holding company located in Greenwich, Connecticut, from 1999 until 2000. From 1997 until 1999, he was a managing director, corporate development, for General Electric Capital Corporation. Prior to General Electric, Mr. Pulkownik spent five years with McKinsey & Company, a global management consulting firm, as a consultant in its New York and Connecticut offices and nine years with Procter & Gamble Co., a global manufacturer of a wide range of consumer goods, in Brand Management and Finance. Mr. Pulkownik earned a B.A. in business administration from the University of Wisconsin and an M.B.A. from the University of Michigan.

Gerard J. Christian is our Senior Vice President and Chief Information Officer, a position he has held since August 2012. In this role, Mr. Christian is responsible for our global information services, including the management of business unit and corporate shared application services, business continuity, infrastructure and operations, and information security and risk management. From January 2011 until August 2012, Mr. Christian served as Vice President of Shared Services as well as Vice President, Pricing and Contract Administration and from March 2007 until December 2010, as Vice President and Country Manager for VWR Ireland. Mr. Christian joined us in 1993, and from 1993 to 2007, served in the positions of General Manager and Vice President, Finance at VWR Science Education and General Manager for VWR Canada. Mr. Christian earned a B.S. in accounting from Canisius College and an M.B.A. from the University of Buffalo, with a concentration in finance.

Stephan W. Labonté is our Senior Vice President, Marketing, a position he has held since October 2012. In his current role, Mr. Labonté is responsible for our supplier relationships, marketing and category management functions on a global basis and the customer segment teams in Europe. Mr. Labonté joined us in 1995. Prior to his current role, Mr. Labonté served as Senior Vice President of EU Marketing from February 2009 to September 2012, Vice President of EU Marketing from January 2008 to January 2009, Vice President, Market Development Europe from 2005 to 2008 and Vice President, Global E-Services from 2000 to 2005. During the years of 1995 to 2000, Mr. Labonté served in a variety of marketing and sales roles. Mr. Labonté earned an M.S. in biology from Johann Goethe University in Frankfurt, Germany.

Ulf Kepper is our Senior Vice President for VWR Services, a position he has held since June 2014. In his current role, Mr. Kepper is responsible for our global service offerings under the VWRCATALYST brand including onsite services to support our customer’s operations. Prior to this role, Mr. Kepper served as Vice President for Global Marketing Services responsible for product data management, marketing communications and e-business. Since joining in 1991, Mr. Kepper has held various roles including Vice President of Marketing Services for Europe from 2004 to 2008, Vice President of e-business for Europe from 2001 to 2004, and in several different information technology roles during the years of 1991 through 2001. Mr. Kepper earned degrees in computer science and economics from the University of Darmstadt in Darmstadt, Germany.

Douglas J. Pitts is our Vice President and Corporate Controller, a position he has held since July 2013. In his current role, Mr. Pitts is responsible for our internal and external reporting, as well as managing our system of internal controls. Prior to this role, Mr. Pitts served as Vice President, Internal Audit from 2011 to June 2013. Since joining us in 2001, he has held many positions, including Vice President and Assistant Corporate Controller from 2007 to 2010, Vice President, Corporate Finance from 2005 to 2007 and Vice President and North American Controller from 2001 to 2005. Prior to joining us, Mr. Pitts held a variety of positions at Mallinckrodt Inc. from 1993 to 2001 and Ernst & Young from 1982 to 1993. Mr. Pitts earned a B.S. from the University of Illinois. Mr. Pitts is also a Certified Public Accountant.

Harry M. Jansen Kraemer, Jr. has served as our Chairman of the Board since July 2012 and has served on the Board since June 2007. He currently is a member of the Nominating and Governance Committee.

Mr. Kraemer is an Executive Partner of Madison Dearborn Partners, LLC, a private equity investment firm based in Chicago, Illinois. Prior to joining Madison Dearborn Partners in 2005, he was the chairman and chief executive officer of Baxter International Inc., a global healthcare company, until April 2004. Mr. Kraemer had been a director of Baxter International since 1995, chairman of the board since 2000, president since 1997 and chief executive officer since 1999. Mr. Kraemer now serves as clinical professor of management and strategy at the J.L. Kellogg School of Management at Northwestern University. Mr. Kraemer currently serves on the Boards of Directors of Leidos Holdings, Inc. (formerly SAIC, Inc.), where he is the chairman of the Audit Committee, Catamaran Corp., Sage Products, LLC and Sirona Dental Systems, Inc.; on the Board of Trustees of Northwestern University and Lawrence University; on the Dean’s Advisory Board of the J.L. Kellogg School of Management; and on the board of trustees of The Conference Board. Mr. Kraemer earned a B.A. in mathematics and economics from Lawrence University and an M.B.A. from Northwestern University’s J.L. Kellogg School of Management. Mr. Kraemer’s prior long-term, senior level experience at a major global healthcare company, including serving as chairman and chief executive officer, and his expertise in financial accounting, international business transactions and strategy, make him a valuable member of the Board.

Nicholas W. Alexos has served on our Board since June 2007 and currently is the Chair of the Audit Committee, as well as a member of the Finance Committee. Mr. Alexos is a Managing Director of Madison Dearborn Partners, LLC, a private equity investment firm based in Chicago, Illinois. Prior to co-founding Madison Dearborn Partners in 1992, he was with First Chicago Venture Capital for four years. Prior to that position, Mr. Alexos was with The First National Bank of Chicago. He concentrates on investments in the healthcare sector and currently also serves on the Boards of Directors of Ikaria, Inc. and Sage Products, LLC. In addition, Mr. Alexos serves on the Board of Trustees of the Lake Forest Country Day School, Children’s Inner City Educational Fund and the Council on Chicago Booth. In the past five years, Mr. Alexos also served as a Director of Sirona Dental Systems, Inc. Mr. Alexos earned a B.A. in business administration from Loyola University and an M.B.A. from the University of Chicago. Mr. Alexos’ senior management experience as a Managing Director of Madison Dearborn Partners, board and advisory experience with other companies in the healthcare industry and his extensive experience in the areas of finance, financial accounting (including qualification as an audit committee financial expert), international business transactions and mergers and acquisitions, make him a valuable member of the Board.

Robert L. Barchi, M.D., Ph.D., served on the Board from May 2006 until we were acquired in June 2007 by affiliates of Madison Dearborn Partners, LLC. He rejoined the Board in September 2007 and currently is a member of the Compensation Committee. Dr. Barchi has been President of Rutgers, The State University of New Jersey, since 2012. Dr. Barchi served as President of Thomas Jefferson University from 2004 to 2008. Prior to that, he was Provost of the University of Pennsylvania, having served in various capacities at that institution for more than 30 years. He was Chair of the University of Pennsylvania’s Department of Neurology and founding Chair of its Department of Neuroscience. Dr. Barchi also served as the Director of the Mahoney Institute of Neurological Sciences for more than 12 years. In addition to his clinical and administrative responsibilities, he has been published extensively in the field of ion channel research, and has been elected to membership in the Institute of Medicine of the National Academy of Sciences. Dr. Barchi is a member of the Board of Covance, Inc. He earned a B.S. and an M.S. from Georgetown University, as well as a Ph.D. and an M.D. from the University of Pennsylvania. Dr. Barchi’s senior leadership experience within the healthcare industry, as both the President of a major healthcare organization and as a Board member of a drug development services company, along with his independence, make him a valuable member of the Board.

Edward A. Blechschmidt is a retired corporate executive and has served on our Board since September 2007. He was chief executive officer of Novelis Corp. from 2006 until its sale to the Aditya Birla Group in 2007. Mr. Blechschmidt was chairman, chief executive officer and president of Gentiva Health Services, Inc., a leading provider of specialty pharmaceutical and home health care services, from 2000 to 2002. From 1999 to 2000, Mr. Blechschmidt served as chief executive officer and a director of Olsten Corporation, the conglomerate from which Gentiva Health Services was split off and taken public. He served as president of Olsten Corporation from 1998 to 1999. Mr. Blechschmidt also served as president and chief executive officer of Siemens Nixdorf America and Siemens Pyramid Technologies from 1996 to 1998. Prior to Siemens, he spent more than 20 years with Unisys Corporation, including serving as its chief financial officer. Mr. Blechschmidt serves as a member of the board of directors of Lionbridge Technologies, Inc. and Diamond Foods. Mr. Blechschmidt also is chairman of the board of directors of Quintiq, a supply chain planning software company. In addition, he served on the board of directors of Healthsouth Corp. from 2004 to 2012 and Columbia Laboratories from 2004 to 2014. He earned a B.S. in business administration from Arizona State University and is a National Association of Corporate Directors (NACD) Board Leadership Fellow. Mr. Blechschmidt’s senior leadership experience, including as chief executive officer and chief financial officer, current and past experience as a board member at other companies, and his experience in finance, strategy and financial accounting (including qualification as an audit committee financial expert), along with his independence, make him a valuable member of the Board.

Thompson Dean has served on the Board since September 2007 and currently is a member of the Compensation Committee. Mr. Dean is a Co-Managing Partner and Co-Chief Executive Officer of Avista Capital Partners, L.P., a private equity firm based in New York. Prior to co-founding Avista Capital Partners in 2005, Mr. Dean led DLJ Merchant Banking Partners, for ten years. Mr. Dean has served as Co-Managing Partner of DLJMB since 1995 and was Chairman of the Investment Committees of DLJMB I, DLJMB II, DLJMB III and DLJ Growth Capital Partners through December 2007. Mr. Dean received a B.A. from the University of Virginia in 1979, where he was an Echols Scholar and an M.B.A. with high distinction from Harvard Business School in 1984, where he was a Baker Scholar. Mr. Dean currently serves on the Boards of Acino, ConvaTec, IWCO Direct Holdings, Sidewinder Drilling, Zest Anchors, and VWR International. Mr. Dean formerly served as the chairman of the board of Nycomed, Arcade, DeCrane Aircraft, Mueller and Von Hoffmann. He also formerly served on the boards of American Ref-Fuel, Argyle Television, BioPartners, Charles River Labs, Evergreen Media, Merrill, Safilo and Visant, among others. Mr. Dean is a trustee of Choate Rosemary Hall and The Eaglebrook School. He is Former chairman of the Special Projects Committee of Memorial Sloan Kettering Hospital and served as a member of the College Foundation Board of the University of Virginia. In addition, he serves on various committees of the Boys Club of New York, the Lenox Hill Neighborhood Association and the Museum of the City of New York. Mr. Dean’s executive level management experience at Avista, board and advisory experience with other companies in and outside of the healthcare industry, and his extensive experience in the areas of finance, strategy, international business transactions and mergers and acquisitions, make him a valuable member of the Board.

Robert P. DeCresce, M.D., has served on the Board since September 2007 and currently is a member of the Compensation Committee. Dr. DeCresce is the Harriet B. Borland Professor and Chair of the Department of Pathology at Rush Medical College in Chicago, Illinois. He also currently serves as Associate Vice President for Ancillary Services, is a member of the Board of Trustees and serves as a member of the Executive Committee of the Board of Trustees at Rush University Medical Center. Prior to joining Rush Medical in 1991, he served at Michael Reese Hospital and MetPath Laboratories, also in Chicago, Illinois. In the past five years, Dr. DeCresce served on the Board of PathLab, Inc. In addition, he has served as a consultant to a number of in-vitro diagnostic companies over the past 20 years. He earned a B.S. from Boston College, as well as an M.D., M.P.H., and an M.B.A. from Columbia University. Dr. DeCresce’s senior leadership experience at a medical college and past board member and current consulting experience to companies within the healthcare industry, along with his independence, make him a valuable member of the Board.

Pamela Forbes Lieberman has served on the Board since January 2009 and currently is a member of the Audit Committee. From March 2006 to August 2006, she served as interim Chief Operating Officer of Entertainment Resource, Inc., which was a distribution business in the entertainment industry. Ms. Forbes Lieberman served as president, chief executive officer and a Board member of TruServ Corporation (now known as True Value Company), a member-owned hardware cooperative, from November 2001 to November 2004, as TruServ’s chief operating officer and chief financial officer from July 2001 through November 2001, and as TruServ’s chief financial officer from March 2001 through July 2001. Prior to March 2001, she held chief financial officer positions at ShopTalk Inc., The Martin-Brower Company, L.L.C. and Fel-Pro Inc., as well as financial leadership positions at Kraft Foods, Inc. and Bunzl Building Supply Inc. Ms. Forbes Lieberman

currently serves on the Board of Directors and Audit Committees of publicly-held A.M. Castle & Co., publicly-held Standard Motor Products, Inc. and privately-held Tempel Steel; the Board of Directors of privately-held Kreher Steel Company; and the advisory board of privately-held HAVI Group, LP. In addition, Ms. Forbes Lieberman serves on the Board of Trustees of Rush University and Medical Center. Ms. Forbes Lieberman earned an M.B.A. from Northwestern University J.L. Kellogg School of Management and a B.S. in accounting from the University of Illinois, Champaign. Ms. Forbes Lieberman is a Certified Public Accountant. Ms. Forbes Lieberman’s senior leadership experience at several distribution and manufacturing companies, including as chief executive officer, chief financial officer and board member, and her expertise in finance and financial accounting (including qualification as an audit committee financial expert), along with her independence, make her a valuable member of the Board.

Carlos del Salto has served on the Board since September 2007 and currently is a member of the Audit Committee. Mr. del Salto retired from Baxter Healthcare Corporation in March 2006, where he was the Senior Vice President responsible for Baxter’s Intercontinental and Asia-Pacific operations. He had been with Baxter Healthcare Corporation since 1973 and held numerous positions, including president of Baxter Healthcare Corporation’s Global Renal business, president of Baxter Latin America/Switzerland/Austria and general manager of Mexico. Mr. del Salto serves on the Advisory Board of Directors of Andean Health and Development. In addition, he is founder and president of the Natividad de los Andes Foundation in Ecuador. He earned a B.A. in accounting from Juan de Velasco College in Ecuador and an M.B.A., with a concentration in finance, from Roosevelt University in Chicago, Illinois. Mr. del Salto’s prior senior level experience at a major global healthcare company, including in capacities leading Central and South American and Asia-Pacific operations, his expertise in financial accounting (including qualification as an audit committee financial expert) and strategy in international markets, along with his independence, make him a valuable member of the Board.

Timothy P. Sullivan has served on the Board since June 2007 and currently is the Chair of the Compensation Committee and Nominating and Governance Committee, as well as a member of the Finance Committee. Mr. Sullivan is a Managing Director of Madison Dearborn Partners, LLC, a private equity investment firm based in Chicago, Illinois. Prior to co-founding Madison Dearborn Partners in 1992, Mr. Sullivan was with First Chicago Venture Capital for four years after having served in the U.S. Navy. Mr. Sullivan concentrates on investments in the healthcare sector and currently also serves on the Board of Directors of Ikaria, Inc., Sage Products, LLC and Sirona Dental Systems, Inc. In addition, he is on the Board of Trustees of Northwestern University, Northwestern Memorial Hospital, the United States Naval Academy Foundation, Loyola Academy and Northlight Theatre. He also serves on the investment committee of the Archdiocese of Chicago and the Cristo Rey Jesuit High School. Mr. Sullivan earned a B.S. from the United States Naval Academy, an M.S. from the University of Southern California and an M.B.A. from the Stanford University Graduate School of Business. Mr. Sullivan’s senior management experience as a Managing Director of Madison Dearborn Partners, board and advisory experience with other companies in the healthcare industry, and his extensive experience in the areas of finance, strategy, international business transactions and mergers and acquisitions, make him a valuable member of the Board.

Robert J. Zollars served on the Board from May 2006 until we were acquired in June 2007 by affiliates of Madison Dearborn Partners, LLC. He rejoined the Board in September 2007 and currently is a member of the Compensation Committee and the Nominating and Governance Committee. From June 2013 until June 2014, Mr. Zollars served as the executive chairman of Vocera Communications, Inc., a wireless communications systems company. Mr. Zollars also served as the Chairman and Chief Executive Officer of Vocera Communications from June 2007 until June 2013. Prior to Vocera Communications, he served as the president and chief executive officer and a Director of Wound Care Solutions, LLC, a private equity backed business serving the chronic wound care segment of healthcare, from June 2006 through April 2007. From June 1999 until March 2006, Mr. Zollars was the chairman and CEO of Neoforma, Inc., a healthcare technology company, focusing on supply chain. Prior to joining Neoforma, he was the executive vice president and group president of Cardinal Health, Inc., where he was responsible for five subsidiaries. From 1992 until 1996, Mr. Zollars was the president of the Hospital Supply and Scientific Product distribution businesses at Baxter International Inc.

Mr. Zollars currently serves as Chairman of the Boards of Directors of Vocera Communications and Diamond Foods, Inc. and as a Director at Five9, Inc. In the past five years, Mr. Zollars served on the Boards of Silk Road Technology Inc. and InterAct911 Corporation. He earned a B.S. from Arizona State University and an M.B.A. from John F. Kennedy University. Mr. Zollars’ current and prior experience as a chief executive officer, extensive senior management experience in various positions within the healthcare industry, and board member experience at other companies, along with his independence, make him a valuable member of the Board.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Controlled Company

For purposes of corporate governance standards under the             , we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that affiliates of Madison Dearborn Partners, will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and will continue to have the right to designate a majority of the members of the Board for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided under             corporate governance standards. Specifically, as a controlled company, we would not be required to have (i) a majority of the Board consist of “independent directors,” as defined under the rules of             , (ii) a nominating and governance committee composed entirely of independent directors or (iii) a compensation committee composed entirely of independent directors. Therefore, following this offering if we are able to rely on the “controlled company” exemption, we may not have a majority of independent directors, our Nominating and Governance and Compensation Committees may not consist entirely of independent directors and such committees will not be subject to annual performance evaluations; accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable corporate governance standards under the                     .

The controlled company exemption does not modify the independence requirements for an audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Section 3 of the Sarbanes-Oxley Act of 2002, as amended, along with the corporate governance standards under the                     , which require that our Audit Committee be composed of at least three members, one of whom will be independent upon the listing of our common stock on the                     , a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus.

Composition of the Board

Our business and affairs are managed under the direction of the Board, which we refer to as the Board. Currently, the Board is composed of 11 directors, none of whom, with the exception of Mr. Brocke-Benz, is an executive officer of the Company. Vacancies on the Board can be filled by resolution of the Board. Upon the completion of this offering, the Board will be divided into three classes, each serving staggered, three-year terms:

•	Our Class I directors will be , and , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors will be , , and , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors will be , , and , and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Board Committees

We currently have an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Finance Committee. Each of these committees reports to the Board as they deem appropriate and as the Board requests. The expected duties and responsibilities of these committees are set forth below. In the future, the Board may establish other committees, as it deems appropriate, to assist it with its responsibilities. Copies of the committee charters discussed below will be available on our corporate website at www.vwr.com upon the completion of this offering. The information on our website is not part of or incorporated into this prospectus.

Audit Committee

Our Audit Committee consists of Ms. Forbes Lieberman and Messrs. Alexos (Chairman), Blechschmidt and del Salto. The Board has determined that each of the Audit Committee members qualifies as an “audit committee financial expert” for purposes of Item 407 of Regulation S-K of the Securities Act. Each of Ms. Forbes Lieberman, Mr. Blechschmidt and Mr. del Salto is an independent director within the meaning of the Exchange Act and the corporate governance standards under the             . The Audit Committee is responsible for, among other matters: (1) appointing, compensating, retaining, overseeing and terminating our independent registered public accounting firm; (2) reviewing our independent registered public accounting firm independence from management; (3) reviewing with our independent registered public accounting firm the scope of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial reporting processes and controls and compliance with applicable legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, financial reporting, internal controls or auditing matters; and (8) maintaining our compliance with legal and regulatory requirements and our Code of Ethics and Conduct (our “Ethics Code”).

The Board will adopt a new audit committee charter that will be available on our corporate website at www.vwr.com upon the completion of this offering. The information on our website is not part of or incorporated into this prospectus.

Compensation Committee

Our Compensation Committee is responsible for, among other matters: (1) reviewing and recommending to our Nominating and Governance Committee the compensation of our chief executive officer; (2) reviewing and approving the compensation of other executive officers; (3) reviewing and approving equity compensation, employment agreements and other similar arrangements between us and our executive officers; (4) reviewing and approving our stock plans and other incentive compensation plans and (5) reviewing trends in management compensation.

Upon the completion of this offering, our Compensation Committee will consist of Messrs. Sullivan (Chairman), Barchi, Dean, DeCresce and Zollars. The Board will adopt a new Compensation Committee charter that will be available on our corporate website at www.vwr.com upon the completion of this offering. The information on our website is not part of or incorporated into this prospectus.

Nominating and Governance Committee

Our Nominating and Governance Committee is responsible for, among other matters: (1) identifying individuals qualified to become members of the Board, consistent with criteria approved by the Board; (2) overseeing the organization of the Board to discharge the Board’s duties and responsibilities properly and efficiently; (3) identifying best practices and recommending corporate governance principles; (4) developing and recommending to the Board a set of corporate governance guidelines and principles applicable to us; (5) reviewing and monitoring compliance with our Ethics Code and our insider trading policy, (6) reviewing and approving the compensation of our directors and (7) reviewing performance of, and reviewing and approving compensation of, our chief executive officer.

Upon the completion of this offering, our Nominating and Governance Committee will consist of Messrs. Kraemer, Sullivan (Chairman) and Zollars. As a controlled company, we will rely upon the exemption from the requirement that we have a Nominating and Governance Committee composed entirely of independent directors within one year of the date of this prospectus. The Board will adopt a new Nominating and Governance Committee charter that will be available on our corporate website at www.vwr.com upon the completion of this offering. The information on our website is not part of or incorporated into this prospectus.

Finance Committee

Our Finance Committee assists the Board in discharging its responsibilities relating to the review of our long-term business direction and goals and the strategy for maintaining that direction and achieving those goals. In connection with its fulfillment of this responsibility, the Finance Committee reviews with management and recommends to the Board our overall financial plans, including capital expenditures, acquisitions and divestitures, securities issuances and incurrences of debt. It will also recommend to the Board specific transactions involving these matters, and it has been empowered by the Board to approve certain financial commitments and acquisitions and divestitures by us up to specified levels.

Upon the completion of this offering, our Finance Committee will consist of Messrs. Alexos, Brocke-Benz (Chairman) and Sullivan. The Board will adopt a new written charter of our Finance Committee that will be available on our corporate website at www.vwr.com upon the completion of this offering. The information on our website is not part of or incorporated into this prospectus.

Compensation Committee Interlocks and Insider Participation

Messrs. Sullivan (Chairman), Barchi, Dean, DeCresce and Zollars are the members of our Compensation Committee, and none of them is or has been our officer or employee. Mr. Sullivan is a Managing Director of Madison Dearborn Partners, which controls the Company. For a description of the transactions between us and Madison Dearborn Partners, see “Certain Transactions.” Apart from this relationship, no member of the Compensation Committee has any relationship that would be required to be reported under Item 404 of Regulation S-K. No member of the Compensation Committee serves or served during the most recent fiscal year as a member of the board of directors or compensation committee of a company that has one or more executive officers serving as a member of the Board or Compensation Committee.

Risk Oversight

The Board, as a whole and through the Audit Committee, oversees our risk management program, which is designed to identify, evaluate and respond to our high priority risks and opportunities. The risk management program facilitates constructive dialog at the senior management and Board level to proactively realize opportunities and manage risks. Our Audit Committee is primarily responsible for overseeing our risk management processes on behalf of the full Board. Our management, including our executive officers, is primarily responsible for managing the risks associated with the operation and business of our company and provides regular updates to the Audit Committee and annual updates to the full board on the risk management program and reports on the identified high priority risks and opportunities.

Code of Ethics and Conduct

We have adopted our Ethics Code that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer, Corporate Controller, Chief Accounting Officer and all professionals in finance and finance-related departments. In connection with this offering, we will adopt a code of ethics for senior financial officers that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and all persons performing similar functions. This Ethics Code and the code of ethics for senior financial officials will be available on our corporate website at www.vwr.com. If we make any substantive amendments to the Ethics Code or the code of ethics for our senior financial officials, or grant any waiver from any provision of such code of ethics for our senior financial officials, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K. The information on our website is not part of or incorporated into this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis provides an overview of our executive compensation philosophy and the material elements of compensation earned by our named executive officers with respect to the year ended December 31, 2013.

Our named executive officers consist of our Chief Executive Officer, our Chief Financial Officer and our four other most highly compensated executive officers (“named executive officers”). For 2013, the named executive officers were:

•	Manuel Brocke-Benz, Director, President and Chief Executive Officer;

•	Gregory L. Cowan, Senior Vice President and Chief Financial Officer;

•	Peter Schuele, Senior Vice President and President, Europe Lab and Distribution Services;

•	Theodore C. Pulkownik, Senior Vice President, Strategy, Corporate Development and Emerging Businesses;

•	Mark McLoughlin, Senior Vice President and President, U.S. Lab and Distribution Services; and

•	Stanley L. Haas, Former Senior Vice President and President of Asia-Pacific.

The Compensation Committee of the Board is responsible for developing, implementing and administering our compensation policies. Each of our executive officers has a written employment agreement (each, an “Executive Officer Employment Agreement”), which includes among other terms, annual base salary and a percentage target for annual cash incentive compensation. To the extent such are not in conflict with the respective officer’s Executive Officer Employment Agreement, decisions with respect to our Chief Executive Officer’s compensation terms (including base salary and cash incentive percentage targets) have been and will continue to be made by the Board after review of the recommendations of the Nominating and Governance Committee, and decisions with respect to the compensation terms of the other executive officers have been and will continue to be made by the Compensation Committee, in consultation with our Chief Executive Officer.

In addition, each of our executive officers, along with certain other members of our management, have been given the opportunity to purchase equity and receive grants of equity in VWR Holdings pursuant to the Varietal Distribution Holdings, LLC 2007 Securities Purchase Plan (the “VWR Holdings Equity Plan”), which was established at the time of the VWR Acquisition, as further described below under “Components of Compensation—Equity Participation through the VWR Holdings Equity Plan.” Madison Dearborn Partners established the VWR Holdings Equity Plan to align the interests of our executive officers and management investors with those of our other equity investors and to encourage our executive officers and management investors to continue to operate the business following the VWR Acquisition in a manner that enhances our equity value.

The discussion below primarily addresses the compensation of the named executive officers for 2013. However, the types of compensation and benefits provided to our named executive officers have been, and we expect them to continue to be, similar to those provided to other executive officers.

Compensation Philosophy and Objectives

The Compensation Committee’s overall philosophy is to create value for our equity holders by using all elements of executive compensation to reinforce a results-oriented management culture focusing on our level of earnings, the achievement of both short-term and long-term goals and objectives, and specific individual performance measures. As part of its oversight responsibility, the Compensation Committee considers the impact of our risk profile and seeks to maintain a balanced compensation program that does not incentivize undue or inappropriate risks that are reasonably likely to have a material adverse effect on us. The following are the primary objectives at which the compensation program is aimed:

•	Provide a level of compensation based on appropriate benchmarks to attract, motivate, retain and reward talented executives, who have the ability to contribute to our success, and encourage management to place its primary focus on strategic planning and financial and operational priorities affecting the business.

•	Support a “pay-for-performance” orientation to reward strong financial, operating and individual performance, including the use of cash and equity incentive compensation payments based in whole or in part upon our performance (or that of a particular business unit) to encourage the achievement of short-term and long-term financial and operational objectives.

•	Align the interests of the management investors with those of our other equity holders thereby providing incentive for, and rewarding, the attainment of objectives that inure to the benefit of our equity holders. As discussed above, the alignment of the interests of our executive officers with those of our other equity investors is being fostered through a combination of management’s purchases and receipt of grants of the equity of VWR Holdings pursuant to the VWR Holdings Equity Plan.

Benchmarking

Our Compensation Committee reviews and evaluates both performance and compensation at least annually to ensure that we maintain our ability to attract and retain highly qualified executive officers. As part of this evaluation process in 2013, the Compensation Committee reviewed market data gathered by management regarding the compensation programs implemented by certain peer group companies, including the following peer group of companies:

Agilent Technologies, Inc.	Omnicare, Inc.

Allergan, Inc.	Owens & Minor, Inc.

C.R. Bard, Inc.	Patterson Companies, Inc.

Cintas Corp.	PerkinElmer Inc.

Forest Laboratories, Inc.	Sigma-Aldrich Corp.

Grainger (W.W.) Inc.	Thermo Fisher Scientific Inc.

Henry Schein, Inc.	United Stationers Inc.

Hospira, Inc.	Waters Corp.

Mylan Inc.	Wesco International, Inc.

The Compensation Committee believes that these companies are an appropriate peer group for comparison purposes because they have business models similar to ours and/or they represent an appropriate cross-section of the industries in which we are engaged or serve (i.e., they include companies in the biotech, distribution, medical instrument, medical supply and pharmaceutical industries).

When assessing the total compensation for each of the executive officers, our Compensation Committee reviewed summary sheets that reflected the executive officer’s then current compensation, including base salary, incentive compensation and equity participation opportunity. We believe that base salaries should be at or near the market median, or 50th percentile, of our peer group in order to retain the executives or, when necessary, attract new executives. In addition, we believe that the combination of base salaries plus performance-based incentive compensation should be set at or near the 60th percentile of our peer group because we believe that a substantial piece of overall annual cash compensation should be dependent on meeting or exceeding annual performance targets related to key business objectives for that year. Finally, we believe that the equity participation opportunity should be set at or near the 75th percentile of our peer group so that the interests of our executive officers are aligned with our other equity holders.

The Compensation Committee did not engage a consulting firm in 2013. However, in future years, the Compensation Committee expects to engage a consulting firm on an as-needed basis to assist in providing benchmarking data and to ensure that our actual compensation practices remain competitive and consistent with our stated goals and compensation philosophies.

Components of Compensation

The primary components of our executive compensation program are:

•	base salary;

•	performance-based cash and equity incentive compensation;

•	equity participation through the VWR Holdings Equity Plan;

•	retirement and other benefits; and

•	perquisites and other personal benefits.

We believe that these components support our compensation philosophy of providing competitive pay for performance and aligning the interests of our executives and equity holders, while seeking to attract and retain talented executives.

Our Compensation Committee does not have a pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews relevant internal and external compensation data to determine the appropriate level and mix of incentive compensation, consistent with the goals noted above.

We currently expect short-term incentive compensation to continue to consist primarily of annual cash bonuses based upon our performance, although we modified this program in 2013 to provide certain eligible employees with the option to elect to receive all or a portion of their 2013 cash bonus opportunity in equity. We may consider providing for a similar mix of cash and equity in future years. With respect to long-term incentive compensation, we believe that management’s investment in VWR Holdings pursuant to the VWR Holdings Equity Plan provides appropriate long-term incentive to grow equity holder value. In addition, in 2013, we made equity incentive grants under the VWR Holdings Equity Plan, and may make further grants from time to time in the future, as an additional long-term incentive to grow equity holder value.

The following summary of our compensation plans should be read in conjunction with the information contained below under the heading “Executive Compensation Tables.”

Base Salary

The Compensation Committee determines (or, in the case of our Chief Executive Officer, the Nominating and Governance Committee recommends to the Board, which then determines) base salaries for our executive officers that it believes align with its compensation objectives to reward strong performance and to attract and retain key executives. Base salaries are subject to the Compensation Committee’s annual review, and the Compensation Committee generally targets the market median (or 50th percentile) of our peer group when setting or recommending base salaries for the executive officers. The annual review includes a review of competitive market compensation data from internally prepared market compensation data, and each executive officer’s compensation relative to other officers in the Company, position and responsibilities, and individual performance over given periods. The Compensation Committee also considers general economic and industry conditions, company performance and executive compensation trends. In addition, the Compensation Committee consults with the Chief Executive Officer when reviewing and considering changes to the base salaries of the executive officers other than our Chief Executive Officer.

It is the Compensation Committee’s philosophy that most executive officers who are performing well would be provided salaries generally consistent with the market median based upon similarly situated executive officers of the companies comprising our peer group. Variations to this objective could occur as dictated by the experience level of the individual and market factors, as well as our performance, general economic conditions, retention concerns and other individual circumstances.

The table below provides the annualized base salaries of our named executive officers for 2013 and 2012.

Name	Time Period	Annualized Salary
Manuel Brocke-Benz (1)	2013	$820,041
Director, President and Chief Executive Officer	07/30/12-12/31/12	797,056
	01/01/12-07/29/12	397,056

Gregory L. Cowan	2013	455,000
Senior Vice President and Chief Financial Officer	2012	455,000

Peter Schuele (2)(4)	7/1/13-12/31/13	445,031
Senior Vice President and President, Europe Lab and Distribution Services

Theodore Pulkownik (3)	2013	425,000
Senior Vice President, Strategy, Corporate Development and	07/30/12-12/31/12	425,000
Emerging Businesses	01/01/12-07/29/12	375,000

Mark McLoughlin	2013	425,000
Senior Vice President and President, U.S. Lab and Distribution Services	07/24/12-12/31/12	425,000
	01/01/12-07/23/12	370,000

Stanley L. Haas (4)	2013	330,000
Former Senior Vice President and President of Asia-Pacific	2012	261,800

(1)	Effective July 25, 2012, Mr. Brocke-Benz began serving as Interim President and Chief Executive Officer in addition to maintaining his duties as Senior Vice President and Managing Director of Europe, Lab Distribution and Services and his annualized base salary was increased to reflect his change in responsibilities. Mr. Brocke-Benz was named President and Chief Executive Officer on January 3, 2013. The 2013 and 2012 annualized base salary amounts for Mr. Brocke-Benz have been converted from euros to U.S. dollars using the average of the monthly average exchange rates for 2013 (1.32845) and 2012 (1.28601).

(2)	Mr. Schuele’s employment with us began on June 1, 2013. The 2013 annualized base salary for Mr. Schuele has been converted from euros to U.S. dollars using the average of the monthly average exchange rates for 2013 (1.32845).

(3)	Effective July 30, 2012, Mr. Pulkownik assumed responsibility for our emerging businesses, and his annualized base salary was increased upon the effective date to account for this increase in responsibilities.

(4)	Effective December 31, 2013, Mr. Haas resigned as Senior Vice President and President of Asia-Pacific and Mr. Schuele assumed responsibility for our Asia-Pacific operations commencing January 1, 2014.

It is currently anticipated that there will be no increases to the base salaries of any of the executive officers for 2014. At its November 2013 meeting, the Compensation Committee reviewed management’s updates to benchmarking data and, in lieu of base salary increases for certain of the named executive officers in 2014, the Compensation Committee (and the Board with the advice of the Nominating and Governance Committee, in the case of Mr. Brocke-Benz) approved the issuance of 2,600 Class A Common Units to Mr. Brocke-Benz and 650 Class A Common Units to Mr. Cowan. In addition, in lieu of base salary increases for 2012, the Compensation Committee (and the Board for our Chief Executive Officer) approved the following one-time lump-sum merit payments for certain of the named executive officers: Mr. Brocke-Benz—$30,000; Mr. Cowan—$35,000; Mr. Pulkownik—$25,000; and Mr. Haas—$15,000.

Performance-Based Cash and Equity Incentive Compensation

The Compensation Committee administers our annual performance-based incentive compensation program, or the Management Incentive Plan (the “MIP”). Traditionally, the MIP has been a cash-based compensation program, however in 2013, as described below, the MIP was expanded to allow certain eligible employees, including our named executive officers (other than Mr. Schuele, who joined us after the election period), to elect to receive grants of unvested Class A Common Units of VWR Holdings in lieu of cash.

Grant of Class A Common Units. On March 29, 2013, VWR Holdings entered into agreements to grant Class A Common Units (the “Class A Incentive Units”) to certain eligible employees who elected to receive all or a portion of their 2013 MIP payment in equity. The number of Class A Incentive Units granted to each eligible employee was based on the level at which each eligible employee could have received as a cash bonus under the MIP. The Class A Incentive Units are subject to vesting based on both performance and service conditions, with the number of Class A Incentive Units that ultimately vest dependent, in the first instance, on the achievement by us of the 2013 MIP performance metrics. At its February 25, 2014 meeting, the Board determined the extent to which the performance metrics under the MIP have been met and the number of Class A Incentive Units, if any, that each plan participant will retain and/or forfeit based thereon.

Class A Incentive Units are also subject to time-based vesting, which provides for 100% vesting on December 31, 2015, subject to the holder’s continued employment by VWR Holdings, the Company or any of their respective subsidiaries. Outstanding Class A Incentive Units will automatically vest upon a sale of the Company (as defined in the underlying grant agreements). Upon certain events, the repurchase price per vested Class A MIP Unit will be the fair market value (as defined in the underlying grant agreements) of such unit as of the date of the sending of written notice of the repurchase to the holder. If a holder of Class A Incentive Units is terminated without cause prior to December 31, 2015, then all of the holder’s outstanding Class A Incentive Units will vest upon such termination and will not be subject to the repurchase option.

MIP Determination. Under the MIP, target bonus percentages (expressed as a percentage of base salary paid for the year) are reviewed annually by the Compensation Committee. When determining the annual incentive target opportunity for each executive officer, the Compensation Committee considers the combination of base salary plus performance-based incentive compensation and generally targets at or near the 60th percentile of our peer group. The table below sets forth the target bonus percentages for the named executive officers for 2013.

Name	Target % of Base Salary Paid
Manuel Brocke-Benz	100%
Gregory L. Cowan	75%
Peter Schuele	75%
Theodore C. Pulkownik	75%
Mark McLoughlin	75%
Stanley L. Haas	75%

Actual bonus payments under the MIP for a given year, if any, are determined based on company and individual achievement with respect to predetermined performance measures approved by the Compensation Committee. The predetermined performance measures are consistent with our financial and operational objectives. The Compensation Committee has discretion to modify all or any portion of any award as it deems necessary or appropriate.

For 2013, each of our named executive officer’s MIP payment was based upon achievement of the following components:

•	Year-over-year growth in an internal performance-based metric similar to earnings before interest, taxes, depreciation and amortization, based on our annual operating plan (“Internal EBITDA”). Internal EBITDA is a financial measure that is used by our senior management to establish financial earnings targets in its annual operating plan, and differs from the term “EBITDA” as it is commonly used. Internal EBITDA is generally calculated as income before consolidated net interest expense, consolidated income taxes, consolidated depreciation and amortization, and includes adjustments for certain items that we do not expect to recur and the impacts resulting from changes in accounting principles. Internal EBITDA is calculated using fixed foreign currency exchange rates, which generally are established during the fourth quarter of the preceding year in connection with the development of the operating plan for the year. In addition, Internal EBITDA targets are adjusted for acquisitions made during the year. Our final Internal EBITDA for 2012, calculated and adjusted as described above, was $415.0 million, and our target for 2013 to receive 100% of the potential payout for the Internal EBITDA component was $451.5 million, which was set by our Compensation Committee as challenging, but achievable with considerable effort. The Internal EBITDA component was given a weighting of 80% of the total potential MIP award, as we believe it to be a strong measure of contribution to our performance and alignment with the interest of our stockholders. For Messrs. McLoughlin, Pulkownik and Haas, 50%, and for Mr. Schuele, 87.5%, of this 80% weighting was based on the Internal EBITDA attributable to the respective business units that they manage, and the targets to receive 100% of the potential payout for the business units’ Internal EBITDA were also set at challenging, but achievable levels.

•	Year-over-year improvements in, or maintenance of, various working capital metrics, including days sales outstanding in accounts receivable, days sales in inventory and days payables outstanding. The specific working capital metrics applicable to each named executive officer vary based on such officer’s area of responsibility. Each working capital metric is based on a percentage of our quarterly net sales and is calculated at the end of the relevant period based on the four-quarter average of such metric. The payout percentage for this component is capped at 100% of target and no payout is made if the metric is above the top-end of the range and 100% payout is made if the metric is below the low-end of the range. For 2013, this component was given a weighting of 10% of the total potential MIP award.

•	Year-over-year improvements in employee Net Promoter Score, or eNPS, which is calculated from internal surveys of employee satisfaction. For 2013, this component was given a weighting of 10% of the total potential MIP award. The eNPS component is based on the comparison of survey results from 2012 and 2013, and payout is made on an all or nothing basis. The 2013 eNPS did not show sufficient improvement from 2012 to achieve payout on this component of the MIP award.

The 2013 MIP provided that payments in respect of each component would be calculated as a product of (i) the component’s weighting multiplied by (ii) the percentage achievement of the target for such component (the “Component Percentage Achievement”) multiplied by (iii) the participant’s target bonus amount (i.e., based on the participant’s target bonus percentage of base salary), except that (x) no payment would be made in respect of any component unless we achieved a minimum Internal EBITDA of $415.0 million (the “Minimum Internal EBITDA Growth Target”) and (y) the Component Percentage Achievement was capped at 200% of target for the Internal EBITDA component and 100% for each of the other components.

Based on 2013 performance, our named executive officers earned the annual incentive compensation reflected for 2013 in the column “Non-Equity Incentive Plan Compensation” of the Summary Compensation Table with respect to the cash component of their MIP payout and received equity awards with a grant date fair value reflected in the column “Stock Awards” of the Summary Compensation Table with respect to the equity component of their MIP payout, each of which was paid or otherwise received in March 2014. Internal EBITDA growth for the Company exceeded the Minimum Internal EBITDA Growth Target, and the corresponding achievement of the Internal EBITDA component of the 2013 MIP awards was less than one percent for Messrs. Brocke-Benz, Cowan, McLoughlin, Pulkownik and Haas, respectively, and 120% for Mr. Schuele (based on the Company’s Internal EBITDA and the Internal EBITDA for the business units that they manage). At its February 2014 meeting, the Compensation Committee elected to make additional discretionary payments of cash and/or equity under the MIP to certain of the named executive officers in recognition of the fact that payments were not made under the MIP in 2012 in light of challenging macroeconomic factors outside the control of the named executive officers that negatively impacted Internal EBITDA during that period. In determining whether to make such discretionary payments, the Compensation Committee considered such factors as individual and overall business performance, including the successful completion of a series of initiatives related to the Americas segment in 2012 and 2013 that significantly upgraded the technology infrastructure and distribution network and modified its marketing strategy, as well as retaining key executives. As a result of this exercise of discretion, the overall 2013 MIP award was increased to 63% for Mr. Brocke-Benz, 54% for Mr. Cowan, and 27% for Messrs. McLoughlin, Pulkownik and Haas.

Equity Participation through the VWR Holdings Equity Plan

Each of our executive officers, along with certain other members of our management, have been given the opportunity to purchase equity in VWR Holdings pursuant to the VWR Holdings Equity Plan, which was established at the time of the VWR Acquisition. These investment opportunities are designed to encourage participants to put their financial resources “at risk” and focus on our short-term and long-term performance, thereby aligning their interests with the interests of our other equity holders. In addition, in 2013, each of our executive officers, along with certain other members of our management, was granted Class B Common Units of VWR Holdings pursuant to the VWR Holdings Equity Plan. The grant of Class B Common Units was designed to compensate our executive officers and certain other members of management for their long-term commitment to the Company, while motivating sustained increases in our financial performance. When determining the equity participation opportunity for each executive officer, the Compensation Committee generally targets equity participation at or near the 75th percentile of our peer group. For more information regarding the current equity arrangements between our named executive officers and VWR Holdings, see “Certain Transactions.”

Purchased Equity. The following table sets forth the number of Class A Common Units and Class A Preferred Units of VWR Holdings purchased by our named executive officers under the VWR Holdings Equity Plan. All of the purchases of equity units reflected in the table below were made in 2007, except the purchases by

Messrs. Schuele and McLoughlin were made in 2013 and 2009, respectively, shortly after each commenced employment, and Messrs. Brocke-Benz and Cowan made additional purchases in 2013.

Name	Number of Class A Common Units (1)	Number of Class A Preferred Units
Manuel Brocke-Benz	96,016.37	960.87
Gregory L. Cowan	14,894.52	349.77
Peter Schuele	43,834.83	576.52
Theodore C. Pulkownik	97,828.42	2,402.17
Mark McLoughlin	7,826.27	192.17
Stanley L. Haas	9,782.84	240.22

(1)	Includes “founders common units” in the following amounts: Mr. Brocke-Benz purchased 84,720.51 founders common units; Mr. Cowan purchased 11,079.07 founders common units; Mr. Schuele purchased 38,617.31 founders common units; Mr. Pulkownik purchased 76,088.77 founders common units; Mr. McLoughlin purchased 6,087.10 founders common units; and Mr. Haas purchased 7,608.88 founders common units.

The Class A Preferred Units and a portion of the Class A Common Units included above were purchased as a “strip” of securities for which the purchase price paid was the same as that paid by Madison Dearborn Partners and the other equity investors (i.e., $1,000 for each preferred unit and $1.00 for each common unit). The preferred and common units purchased pursuant to this strip were 100% vested upon issuance. Each preferred unit accrues a daily yield at the rate of 8% per annum, compounded on the last day of each calendar quarter.

Our named executive officers also purchased Class A Common Units in addition to those included as part of the strip, which we refer to as “founders common units,” in the amounts set forth in footnote (1) in the table above. The founders common units were only purchased by management investors, and the purchase price for the founders common units was the same as the purchase price for the common units purchased as part of the strip. The founders common units vest on a daily pro rata basis over four years from the date of issuance. The vesting of founders common units impacts the purchase price applicable to the repurchase and put options associated with the founders common units, but the founders common units are owned upon issuance. For instance, if the named executive officer’s employment terminates for any reason other than for “cause,” vested founders common units can be repurchased by VWR Holdings at fair market value, as calculated in accordance with the relevant transaction documents, while unvested units can be repurchased by VWR Holdings at the lower of original cost or fair market value. Upon a termination for “cause,” both vested and unvested founders common units can be repurchased by VWR Holdings at the lower of original cost or fair market value.

In addition to the purchases of Class A Preferred Units, Class A Common Units and founders common units described above, in March 2013, Mr. Brocke-Benz purchased 54,285 additional founders common units and, in December 2013, Messrs. Brocke-Benz and Cowan purchased 2,600 Class A Common Units and 650 Class A Common Units, respectively. The founders common units purchased by Mr. Brocke-Benz have the same terms and conditions as described in the preceding paragraph and the Class A Common Units purchased by Messrs. Brocke-Benz and Cowan were fully vested upon purchase.

Equity Grants. The following table sets forth the number of Class B Common Units of VWR Holdings granted to our named executive officers under the VWR Holdings Equity Plan in 2012 and 2013 in the aggregate.

Name	Number of Series 1 Class B Common Units	Number of Series 2 Class B Common Units
Manuel Brocke-Benz	15,170	29,390
Gregory L. Cowan	12,136	19,714
Peter Schuele	—	12,880
Theodore C. Pulkownik	12,136	19,714
Mark McLoughlin	6,068	19,714
Stanley L. Haas	3,034	3,417

Under the terms of its limited liability company agreement, VWR Holdings may issue Class B Common Units in one or more series, with each series having its own specific terms and conditions, including a “participation threshold.” We have issued two separate classes of Class B Common Units to our named executive officers. In 2013, Series 2 Class B Common Units (the “Time-Vested Units”) were granted to our named executive officers and in 2012, we granted Series 1 Class B Common Units (the “Performance Units” and, together with the Time-Vested Units, the “Incentive Units”) and Time-Vested Units to our named executive officers. The Incentive Units are designed to increase executive officer ownership of our equity, promote executive retention and align compensation with long-term performance objectives. The relative mix of Incentive Units that each named executive officer received was determined based on the named executive officer’s position and potential impact on our financial performance. The combination of Performance Units and Time-Vested Units are designed to reward the executives for sustained long-term performance over the term of the award, while recognizing that there is inherent risk when only performance-based awards are used.

The Performance Units vest upon the achievement by us of a specified adjusted EBITDA as defined in the VWR Holdings Equity Plan (the “Plan EBITDA”) in any year through December 31, 2015. The VWR Holdings Equity Plan provides that 60% vest upon achievement of $457.6 million of Plan EBITDA and 100% vesting upon achievement of $500 million of Plan EBITDA, with straight-line vesting between these measuring points, subject to the named executive officer’s continued employment. In the event of a sale of the Company (as defined in the underlying grant agreements) all of the Performance Units will automatically vest.

The Time-Vested Units vest on a daily, straight-line basis through the fourth anniversary of issue date. In the event of (i) a sale of the Company, all of the Time-Vested Units will immediately vest, (ii) an initial public offering or a public offering of VWR Holdings or a subsidiary of VWR Holdings, the Time-Vested Units that were scheduled to vest during the one-year period following the date of the public offering will instead vest as of such time and the remaining unvested portion will continue to vest on a daily basis through the third anniversary of issuance and (iii) the termination of a named executive officer’s employment by reason of the officer’s death or disability, the Time-Vested Units that were scheduled to vest during the one-year period following the date of such termination will instead vest as of the date of termination.

If a named executive officer ceases to be employed by VWR Holdings, the Company or any of their respective subsidiaries for any reason, except as described in (iii) above, all unvested Incentive Units will be automatically forfeited and all vested Incentive Units will be subject to repurchase by VWR Holdings and its co-investors pursuant to the terms and conditions set forth in the grant agreements.

No capital contributions are required to be made by a holder of Incentive Units at the time of issuance and the units are intended to constitute a “profits interest” in VWR Holdings for tax purposes. The Incentive Units represent a right to a fractional portion of the profits and distributions of VWR Holdings in excess of a “participation threshold” that is set at the value of a common unit of VWR Holdings on the date of grant calculated in accordance with the provisions of VWR Holdings’ securityholders agreement, subject to certain adjustments. This places the Incentive Units in a secondary position to the Class A Common Units in that in any event in which the equity is valued and paid out, holders of Incentive Units are only paid if an amount at least equal to the applicable participation threshold is first allocated to the Class A Common Units.

Retirement and Other Benefits

U.S. Pension Plan. We sponsor a defined benefit pension plan that was frozen on May 31, 2005. The pension plan covered substantially all of our full-time U.S. employees who completed one full year of service as of May 31, 2005 (except employees covered by collective bargaining agreements who participate in independently operated plans). Mr. Haas is the only named executive officer entitled to benefits under the pension plan. Additional details regarding the pension plan are provided under “Executive Compensation Tables—Pension Benefits.”

German Pension Plan. Mr. Brocke-Benz is entitled to benefits under a pension scheme (the “German Pension Plan”), the obligations our German subsidiary, VWR International GmbH, assumed from Merck KGaA in connection with the CD&R Acquisition. Additional details regarding this pension plan are provided under “Executive Compensation Tables—Pension Benefits.”

Savings Plan. We sponsor the VWR International Retirement Savings 401(k) Plan (the “Savings Plan”), which is a tax-qualified retirement savings plan. Pursuant to the Savings Plan, which is available to all U.S.-based employees including our U.S.-based named executive officers, our employees are able to contribute the lesser of up to 99% of their earnings or the limit prescribed by the Internal Revenue Service, on a before-tax basis. We will match 100% of the first 4% of pay that is contributed to the Savings Plan, subject to earnings limitations under applicable federal income tax rules. In addition, we may make a supplemental contribution of up to 2% of pay to all eligible participants, including named executive officers, if we meet certain internal performance measures. Performance-based contributions, if any, are also subject to earnings limitations under applicable federal income tax rules. All contributions to the Savings Plan are fully-vested upon contribution. Messrs. Cowan, Pulkownik, McLoughlin and Haas are eligible for benefits under the Savings Plan. Our contribution to the named executive officers’ respective Savings Plan accounts are reflected in the column “All Other Compensation” of the Summary Compensation Table.

Nonqualified Deferred Compensation Plan. Our U.S.-based executive officers and certain other key employees are eligible to participate in our Nonqualified Deferred Compensation Plan (the “Nonqualified Deferred Compensation Plan”). The Nonqualified Deferred Compensation Plan became effective May 1, 2007. Under the Nonqualified Deferred Compensation Plan, eligible participants are entitled to defer up to 50% of their base salaries and up to 100% of their annual cash bonus awards. In addition, the Nonqualified Deferred Compensation Plan allows us to credit certain matching amounts to the notional account of each eligible participant for each year, provided certain company performance goals are satisfied. These matching amounts are provided to restore matching amounts to which the participant would otherwise be entitled under the Savings Plan, but which are limited due to earnings limitations under federal income tax rules. Additional details regarding this plan are provided under “Executive Compensation Tables—Nonqualified Deferred Compensation Plan.”

Perquisites and Other Personal Benefits

The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to executive officers. The perquisites and other benefits provided to our named executive officers in 2013 included an annual financial planning assistance allowance for all named executive officers other than Messrs. Brocke-Benz and Schuele, an automobile allowance for Messrs. Brocke-Benz, Schuele and Haas, a housing allowance for Messrs. Brocke-Benz, Schuele, Pulkownik and Haas, coverage under a group personal excess liability plan, and coverage under a private health plan for Mr. Schuele.

Attributed costs of the personal benefits described above for our named executive officers are included in the column “All Other Compensation” of the Summary Compensation Table.

In addition, from time to time, we provide tickets to cultural and sporting events to the named executive officers for business purposes. If not utilized for business purposes, they are made available to the named executive officers and other employees for personal use.

Our named executive officers are offered health coverage, life and disability insurance under the same programs as all other salaried employees.

2014 Equity Incentive Plan

In connection with this offering, we expect to adopt the 2014 Equity Incentive Plan. The 2014 Equity Incentive Plan is expected to provide for grants of stock options, stock appreciation rights, restricted stock, other stock-based awards and other cash-based awards. Directors, officers and other employees of us and our subsidiaries, as well as others performing consulting or advisory services for us, will be eligible for grants under the 2014 Equity Incentive Plan. The purpose of the 2014 Equity Incentive Plan will be to provide incentives that will attract, retain and motivate high-performing officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in our long-term success or compensation based on their performance in fulfilling their personal responsibilities. Set forth below is a summary of the material terms of the 2014 Equity Incentive Plan. For further information about the 2014 Equity Incentive Plan, we refer you to the complete copy of the 2014 Equity Incentive Plan, which we will file as an exhibit to the registration statement, of which this prospectus is a part.

Administration. The 2014 Equity Incentive Plan will be administered by a committee designated by the Board. Among the committee’s powers will be to (i) determine the form, amount and other terms and conditions of awards; (ii) clarify, construe or resolve any ambiguity in any provision of the 2014 Equity Incentive Plan or any award agreement; (iii) amend the terms of outstanding awards; and (iv) adopt such rules, forms, instruments and guidelines for administering the 2014 Equity Incentive Plan as it deems necessary or proper. The committee will have full authority to administer and interpret the 2014 Equity Incentive Plan, to grant discretionary awards under the 2014 Equity Incentive Plan, to determine the persons to whom awards will be granted, to determine the types of awards to be granted, to determine the terms and conditions of each award, to determine the number of shares of common stock to be covered by each award, to make all other determinations in connection with the 2014 Equity Incentive Plan and the awards thereunder as the committee deems necessary or desirable and to delegate authority under the 2014 Equity Incentive Plan to our executive officers.

Available Shares. The aggregate number of shares of common stock which may be issued or used for reference purposes under the 2014 Equity Incentive Plan or with respect to which awards may be granted may not exceed             shares. The number of shares available for issuance under the 2014 Equity Incentive Plan may be subject to adjustment in the event of a reorganization, stock split, merger or similar change in the corporate structure or the outstanding shares of our common stock. In the event of any of these occurrences, we may make any adjustments we consider appropriate to, among other things, the number and kind of shares, options or other property available for issuance under the plan or covered by grants previously made under the plan. The shares available for issuance under the plan may be, in whole or in part, either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury. In general, if awards under the 2014 Equity Incentive Plan are for any reason cancelled, or expire or terminate unexercised, the shares covered by such awards may again be available for the grant of awards under the 2014 Equity Incentive Plan.

The maximum number of shares of our common stock with respect to which any stock option, stock appreciation right, shares of restricted stock or other stock-based awards that are subject to the attainment of specified performance goals and intended to satisfy Section 162(m) of the Internal Revenue Code and may be granted under the 2014 Equity Incentive Plan during any year to any eligible individual will be              shares (per type of award). The total number of shares of our common stock with respect to all awards that may be granted under the 2014 Equity Incentive Plan during any year to any eligible individual will be              shares. There are no annual limits on the number of shares of our common stock with respect to an award of restricted stock that are not subject to the attainment of specified performance goals to eligible individuals. The maximum number of shares of our common stock subject to any performance award which may be granted under the 2014 Equity Incentive Plan during any year to any eligible individual will be              shares. The maximum value of a cash payment made under a performance award which may be granted under the 2014 Equity Incentive Plan during any fiscal year to any eligible individual will be $            . The aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all types of awards granted under the 2014 Equity Incentive Plan to any individual non-employee director in any fiscal year (excluding awards made pursuant to deferred compensation arrangements in lieu of all or a portion of cash retainers and any stock dividends payable in respect of outstanding awards) may not exceed $            .

Eligibility for Participation. Members of the Board, as well as employees of, and consultants to, us or any of our subsidiaries and affiliates will be eligible to receive awards under the 2014 Equity Incentive Plan.

Award Agreement. Awards granted under the 2014 Equity Incentive Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, as determined by the committee.

Stock Options. The committee may grant nonqualified stock options to eligible individuals and incentive stock options only to eligible employees. The committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a 10% or greater stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a 10% or greater stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the committee.

Stock Appreciation Rights. The committee may grant stock appreciation rights, or “SARs,” either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable, or “Tandem SAR,” or independent of a stock option, or “Non-Tandem SAR.” A SAR is a right to receive a payment in shares of our common stock or cash, as determined by the committee, equal in value to the excess of the fair market value of one share of our common stock on the date of exercise over the exercise price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The exercise price per share covered by an SAR will be the exercise price per share of the related option in the case of a Tandem SAR and will be the fair market value of our common stock on the date of grant in the case of a Non-Tandem SAR. The committee may also grant limited SARs, either as Tandem SARs or Non-Tandem SARs, which may become exercisable only upon the occurrence of a change in control, as defined in the 2014 Equity Incentive Plan, or such other event as the committee may designate at the time of grant or thereafter.

Restricted Stock. The committee may award shares of restricted stock. Except as otherwise provided by the committee upon the award of restricted stock, the recipient generally will have the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement. The committee may determine at the time of award that the payment of dividends, if any, will be deferred until the expiration of the applicable restriction period. Recipients of restricted stock will be required to enter into a restricted stock agreement with us that states the restrictions to which the shares are subject, which may include satisfaction of pre-established performance goals, and the criteria or date or dates on which such restrictions will lapse. If the grant of restricted stock or the lapse of the relevant restrictions is based on the attainment of performance goals, the committee will establish for each recipient the applicable performance goals, formulae or standards and the applicable vesting percentages with reference to the attainment of such goals or satisfaction of such formulae or standards while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding, or adjusting for, changes in accounting methods, corporate transactions, including, without limitation, dispositions and acquisitions, and other similar events or circumstances. Section 162(m) of the Internal Revenue Code requires that performance awards be based upon objective performance measures. The performance goals for performance-based restricted stock will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Equity Incentive Plan and are discussed in general below.

Other Stock-Based Awards. The committee may, subject to limitations under applicable law, make a grant of such other stock-based awards, including, without limitation, performance units, dividend equivalent units, stock equivalent units, restricted stock and deferred stock units under the 2014 Equity Incentive Plan that are payable in cash or denominated or payable in or valued by shares of our common stock or factors that influence the value of such shares. The committee may determine the terms and conditions of any such other awards, which may include the achievement of certain minimum performance goals for purposes of compliance with Section 162(m) of the Internal Revenue Code and/or a minimum vesting period. The performance goals for performance-based other stock-based awards will be based on one or more of the objective criteria set forth on Exhibit A to the 2014 Equity Incentive Plan and discussed in general below.

Other Cash-Based Awards. The committee may grant awards payable in cash. Cash-based awards shall be in such form, and dependent on such conditions, as the committee shall determine, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions. If a cash-based award is subject to vesting conditions, the committee may accelerate the vesting of such award in its discretion.

Performance Awards. The committee may grant a performance award to a participant payable upon the attainment of specific performance goals. The committee may grant performance awards that are intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code as well as performance awards that are not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, based on the then current fair market value of such shares, as determined by the committee. Based on service, performance and/or other factors or criteria, the committee may, at or after grant, accelerate the vesting of all or any part of any performance award.

Performance Goals. The committee may grant awards of restricted stock, performance awards, and other stock-based awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. These performance goals may be based on the attainment of a certain target level of, or a specified increase or decrease in, one or more of the following measures selected by the committee: (1) earnings per share; (2) operating income; (3) gross income; (4) net income, before or after taxes; (5) cash flow; (6) gross profit; (7) gross profit return on investment; (8) gross margin return on investment; (9) gross margin; (10) operating margin; (11) working capital and related metrics; (12) earnings before interest and taxes; (13) earnings before interest, tax, depreciation and amortization; (14) return on equity; (15) return on assets; (16) return on capital; (17) return on invested capital; (18) net sales; (19) gross sales; (20) sales growth; (21) annual recurring sales; (22) recurring sales; (23) sales or market share; (24) total shareholder return; (25) economic value-added; (26) specified objectives with regard to limiting the level of increase in all or a portion of our bank debt or other long-term or short-term public or private debt or other similar financial obligations, which may be calculated net of cash balances and other offsets and adjustments as may be established by the committee; (27) the fair market value of a share of our common stock; (28) the growth in the value of an investment in the common stock assuming the reinvestment of dividends; or (29) reduction in operating expenses.

To the extent permitted by law, the committee may also exclude the impact of an event or occurrence which the committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in accounting standards required by generally accepted accounting principles. Performance goals may also be based on an individual participant’s performance goals, as determined by the committee. In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Change in Control. In connection with a change in control, as will be defined in the 2014 Equity Incentive Plan, the committee may accelerate vesting of outstanding awards under the 2014 Equity Incentive Plan. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Stockholder Rights. Except as otherwise provided in the applicable award agreement, and with respect to an award of restricted stock, a participant will have no rights as a stockholder with respect to shares of our common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination. Notwithstanding any other provision of the 2014 Equity Incentive Plan, the Board may at any time amend any or all of the provisions of the 2014 Equity Incentive Plan, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the 2014 Equity Incentive Plan, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability. Awards granted under the 2014 Equity Incentive Plan generally will be nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Recoupment of Awards. The 2014 Equity Incentive Plan will provide that awards granted under the 2014 Equity Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC.

Effective Date; Term. The 2014 Equity Incentive Plan was adopted by the board of directors on                     , 2014 and approved by shareholders on                     , 2014. No award will be granted under the 2014 Equity Incentive Plan on or after                     , 2024. Any award outstanding under the 2014 Equity Incentive Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

2014 Performance-Based Cash Incentive Compensation

At the Compensation Committee’s meeting in February 2014, the committee approved the details of our 2014 MIP.

Under the 2014 MIP, 100% of each of our named executive officer’s cash MIP payment will be based upon achievement of year-over-year growth in Internal EBITDA. Consistent with prior years, Internal EBITDA targets will be adjusted for acquisitions made during the year. Internal EBITDA was chosen as the sole metric for the 2014 MIP as we believe it to be a strong measure of contribution to our performance and alignment with the interest of our stockholders. For Messrs. Schuele, McLoughlin and Pulkownik, 50% of this weighting will be based on the Internal EBITDA attributable to the respective business units that they manage.

Executive Compensation Tables

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of our named executive officers for the years indicated.

Name and Principal Position	Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)

Manuel Brocke-Benz	2013	820,041	—	110,903	—	—	3,016,621	204,704	4,152,269
Director, President and Chief Executive Officer	2012	558,593	62,989	12,072	—	—	739,678	39,503	1,412,835
	2011	429,712	—	—	—	282,932	22,150	13,961	748,755

Gregory L. Cowan	2013	455,000	—	26,502	—	23,034	—	43,236	547,772
Senior Vice President and Chief Financial Officer	2012	455,000	35,000	9,603	—	—	—	32,262	531,865
	2011	455,000	—	—	—	222,788	—	43,865	721,653

Peter Schuele (6)	2013	260,077	—	16,744	—	344,118	—	31,155	652,094
Senior Vice President and President, Europe Lab and Distribution Services

Theodore C. Pulkownik (7)	2013	425,000	—	22,290	—	43,031	—	72,939	563,260
Senior Vice President, Strategy, Corporate Development and Emerging Business	2012	395,192	25,000	9,603	—	—	—	65,851	495,646

Mark McLoughlin (6)	2013	425,000	—	19,517	—	64,547	—	50,112	559,176
Senior Vice President and President, U.S. Lab and Distribution Services

Stanley L. Haas (7)	2013	328,426	—	2,154	—	50,118	—	566,341	947,039
Former Senior Vice President and President of Asia-Pacific	2012	261,800	230,380	2,435	—	—	24,576	322,970	842,161

(1)	This column reflects the actual salaries earned in 2013, 2012 and 2011, as applicable. See the discussion under “Base Salary” for more information regarding the annualized base salaries of our named executive officers. The salary amounts for Messrs. Brocke-Benz and Schuele have been converted from euros to U.S. dollars using the average of the monthly average exchange rates for 2013 (1.32845), 2012 (1.28601) and 2011 (1.39178).

(2)	The amounts shown in this column reflect the grant date fair value of the awards under FASB ASC Topic 718 used by us for financial statement reporting purposes.

(3)	This column represents non-equity based amounts earned under the MIP for each of 2013, 2012 and 2011, as applicable. The MIP award amounts for Messrs. Brocke-Benz and Schuele have been converted from euros to U.S. dollars based on the exchange rate as of the close of business on December 31, 2013 (1.37720), December 31, 2012 (1.32250) and December 31, 2011 (1.29390). Mr. Brocke-Benz elected to receive 100% of his 2013 MIP payment in equity, and as a result has no non-equity based compensation under the MIP in 2013.

(4)	For Mr. Brocke-Benz, this column represents the year-over-year change in actuarial present value of the accumulated benefit under the German Pension Plan during the years indicated (the amounts have been converted from euros to U.S. dollars based on the exchange rate as of the close of business on December 31 of each year). For Mr. Haas, this column represents the year-over-year change in actuarial present value of the accumulated benefit under the VWR International Retirement Plan (the “U.S. Retirement Plan”) during the year indicated, except that in 2013, the year-over-year change in actuarial present value resulted in a present value reduction of $50,632. See “Pension Benefits” for more information.

There were no “above-market” earnings on nonqualified deferred compensation under the named executive officers’ Nonqualified Deferred Compensation Plan notional accounts.

(5)	This column represents all other compensation paid to or earned by the named executive officers, including the attributed costs to us of the perquisites and other personal benefits provided in 2013, 2012 and 2011, as applicable.

The perquisites and other personal benefits for 2013 included: financial planning assistance of less than $25,000 for each of the named executive officers other than Messrs. Brocke-Benz and Schuele; automobile allowances of less than $25,000 for each of Messrs. Brocke-Benz and Schuele; housing allowances of $25,000 and $36,000 for Messrs. Brocke-Benz and Pulkownik, respectively, and of less than $25,000 for Mr. Schuele; coverage under a group personal excess liability plan for each of the named executive officers of less than $25,000; reimbursement of airfare and other commuting expenses of $72,217 for Mr. Brocke-Benz; and premium payments under a private health insurance plan of less than $25,000 for Mr. Schuele.

“All Other Compensation” for 2013 for Messrs. Cowan, Pulkownik, McLoughlin and Haas also includes: Company contributions to the Savings Plan of $10,200 for each of them; Company restoration matching contributions to the Nonqualified Deferred Compensation Plan to be made by the Company in 2014, based on assumed maximum contributions to the Savings Plan and actual contributions to the Nonqualified Deferred Compensation Plan made by these officers in 2013, in the amount of $8,000, $6,800, $6,800 and $2,937, respectively (see “Nonqualified Deferred Compensation Plan” for additional information); and imputed income based on the Company’s expense for providing health benefits in 2013 in the aggregate amount of $5,009, $3,032, $3,992 and $802, respectively.

“All Other Compensation” for 2013 for Mr. Haas, who is a U.S. national but who was assigned to work in Shanghai, China, includes certain allowances and reimbursements from the Company in connection with his overseas assignment, in accordance with the international assignment addendum to his Executive Officer Employment Agreement. This compensation is set forth in the table below (amounts in the table related to transportation, tuition, housing allowance, goods and services allowance and utilities have been converted from Chinese RMB to U.S. dollars using the average of the monthly average exchange rates for 2013 (0.16265)):

	Transportation	Tuition and Dependent Care	Housing Allowance	Home Visits	Relocation and Mobility Premium	Goods and Services Allowance	Tax Equalization	Utilities	Total
Payment	$43,992	$68,671	$148,337	$56,082	$33,646	$42,494	$126,349	$8,667	$528,238

“All Other Compensation” for 2013 for Mr. Brocke-Benz also includes our contribution of less than $10,000 for mandatory German social contributions required as a result of his new role; and for Mr. McLoughlin also includes scheduled annuity distributions totaling $11,944 from his Nonqualified Deferred Compensation Plan.

In addition, “All Other Compensation” for 2013 for Messrs. Brocke-Benz, Cowan, Pulkownik, McLoughlin and Haas includes tax reimbursements, or “gross-ups,” for the taxable portion of perquisites or other compensation provided to these officers in the aggregate amount of $81,650, $9,376, $6,258, $6,526 and $12,915, respectively.

(6)	Messrs. Schuele and McLoughlin were not named executive officers in 2011 or 2012 and, therefore, their compensation is not disclosed for those years.

(7)	Messrs. Pulkownik and Haas were not named executive officers in 2011 and, therefore, their compensation is not disclosed for that year.

Grants of Plan-Based Awards

The following table provides information about equity and non-equity awards issued to our named executive officers in 2013. In 2013, our named executive officers received a grant of Time-Vested Units pursuant to the VWR Holdings Equity Plan. See “Equity Grants” under “Equity Participation through the VWR Holdings Equity Plan” for a description of the Time-Vested Units. In addition, each of our named executive officers elected to receive all or a portion of their MIP payment in Class A Incentive Units. See “Grant of Class A Common Units” under “Performance-Based Cash and Equity Incentive Compensation” for a description of the Class A Incentive Units.

Name	Award Type (1)	Estimated Future Payouts Under Non- Equity Incentive Plan Awards (2)				Estimated Future Payouts Under Equity Incentive Plan Awards (3)
		Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Options Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($) (4)
Manuel Brocke-Benz (5)	MIP-C	—		—	640,000
	MIP-E	3/29/2013					26,513					27,839
	TVU	12/16/2013	—						17,430	—	—	22,659

Gregory L. Cowan	MIP-C	—		85,313	358,313
	MIP-E	3/29/2013					8,482					8,906
	TVU	12/16/2013	—						12,880	—	—	16,744

Peter Schuele (5)	MIP-C	—		333,773	600,792
	TVU	12/16/2013	—						12,880	—	—	16,744

Theodore C. Pulkownik	MIP-C	—		159,375	414,375
	MIP-E	3/29/2013					5,282					5,546
	TVU	12/16/2013	—						12,880		—	16,744

Mark McLoughlin	MIP-C	—		239,063	494,063
	MIP-E	3/29/2013					2,641					2,773
	TVU	12/16/2013	—						12,880	—	—	16,744

Stanley L. Haas	MIP-C	—		184,740	381,795
	MIP-E	3/29/2013					2,051					2,154

(1)	Award Type:

MIP-C = Cash award under Management Incentive Plan

MIP-E = Equity award under Management Incentive Plan

TVU = Time-Vested Units

(2)	These columns reflect the potential payments under the cash portion of the MIP for 2013 performance. The 2013 MIP is described under “Performance-Based Cash and Equity Incentive Compensation.” The components of the 2013 MIP were formally approved by the Compensation Committee at its meeting in November 2012. The “Target” amounts reflected in the table assume 100% payout of the named executive officers’ respective target cash bonus amounts (i.e., based on their equity election, target bonus percentages of earnings, prorated for changes in base salary and target cash bonus percentage during 2013). Mr. Brocke-Benz elected to receive 100% of his 2013 MIP payment in equity, and as a result no “Target” amount is disclosed for payment under the cash portion of the MIP for 2013 performance. The “Maximum” amounts reflect the maximum cash bonus amounts payable to the named executive officers based on the Component Percentage Achievement caps of 200% for the Internal EBITDA component and 100% for each of the other components. Any payments made under the MIP in excess of 100% will be made in cash, regardless of whether the named executive officer elected to take all or a portion of the MIP payment in equity.

(3)	The amounts shown in the “Target” column represents the number of units that will be retained by each named executive officer, assuming 100% payout of the named executive officers’ respective target equity bonus amounts (i.e., based on their target equity bonus percentages of earnings during 2013). The number of units shown was fixed based on each named executive officer’s MIP election in March 2013.

(4)	The amounts shown in this column reflect the grant date fair value of the awards under FASB ASC Topic 718 used by us for financial statement reporting purposes.

(5)	The Target and Maximum amounts for Messrs. Brocke-Benz and Schuele are calculated based on the conversion of their 2013 base salaries to U.S. dollars using the exchange rates described in footnote (1) to the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-end

The following table provides information as of December 31, 2013, regarding the outstanding equity awards of our named executive officers under the VWR Holdings Equity Plan. See “Equity Participation through the VWR Holdings Equity Plan” and “Performance-Based Incentive Compensation—Grant of Class A Common Units” for more information.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Manuel Brocke-Benz	70,207	439.86	41,683	—
Gregory L. Cowan	17,873	—	20,618	—
Peter Schuele	48,641	358.93	—	—
Theodore C. Pulkownik	17,873	—	17,418	—
Mark McLoughlin	17,873	—	8,709	—
Stanley L. Haas	2,653	—	5,085	—

(1)	The amounts in this column include grants of Time-Vested Units and the portion of the founders common units purchased by our named executive officers that remain unvested on December 31, 2013. Both Time-Vested Units and founders common units vest on a daily pro rata basis over four years from the date of issuance, subject to our named executive officers’ continued employment.

(2)	There is no established public trading market for the preferred or common units (including founders common units, Time-Vested Units, Performance Units or Class A Incentive Units) of VWR Holdings. The value of the common units at December 31, 2013, for purposes of the VWR Holdings Equity Plan and the related transaction documents, was $0.01 per unit based on a valuation analysis of the “fair market value” (as defined in our applicable equity documents) of Company equity. These values may not reflect the value actually realized by the named executive officers upon vesting.

(3)	This column represents outstanding Performance Units and Class A Incentive Units. The Performance Units were issued to our named executive officers on March 30, 2012 and vest upon the achievement of certain annual EBITDA performance vesting targets. The Class A Incentive Units were issued to our named executive officers on March 29, 2013. The number of Class A Incentive Units that each named executive officer will retain is subject to our achievement of the 2013 MIP performance metrics and is also subject to time vesting, which provides for 100% vesting on December 31, 2015.

2013 Units Vested

The following table provides information regarding the vesting of founders common units purchased by our named executive officers and Incentive Units granted to our named executive officers under the VWR Holdings Equity Plan during 2013. See “Equity Participation through the VWR Holdings Equity Plan” for more information regarding the founders common units and Incentive Units.

Name	Number of Shares or Units Acquired on Vesting (#)			Value Realized Upon Vesting ($) (4)
	FU (1)	PU (2)	TVU (3)
Manuel Brocke-Benz	10,299.28	—	3,169.08	—
Gregory L. Cowan	—	—	1,708.50	—
Peter Schuele	2,724.37	—	132.33	—
Theodore C. Pulkownik	—	—	1,708.50	—
Mark McLoughlin	354.39	—	1,708.50	—
Stanley L. Haas	—	—	854.25	—

(1)	This column reflects the portion of the founders common units purchased by our named executive officers under the VWR Holdings Equity Plan that vested during 2013. All founders common units purchased by Messrs. Cowan, Pulkownik and Haas vested prior to 2013.

(2)	Performance Units vest upon us achievement of specified EBITDA targets, as described in the VWR Holdings Equity Plan, in any year over a three-year period. The VWR Holdings Equity Plan provides for 60% vesting upon achievement of a minimum amount of Adjusted EBITDA and 100% vesting upon achievement of a maximum amount of Adjusted EBITDA, with straight-line vesting between these measuring points. None of the Performance Units issued to our named executive officers in March 2012 vested in 2013.

(3)	This column reflects the portion of the Time-Vested Units granted to our named executive officers that vested during 2013. Time-Vested Units vest on a daily pro rata basis over four years from the date of issuance, subject to our named executive officers’ continued employment.

(4)	No value is realized as a result of vesting of the founders common units or the Incentive Units. See “Equity Participation through the VWR Holdings Equity Plan” for a description of the vesting of founders common units and Incentive Units.

Pension Benefits

United States. We sponsor the U.S. Retirement Plan. The U.S. Retirement Plan was frozen on May 31, 2005, and Mr. Haas is the only named executive officer entitled to benefits under such plan.

The U.S. Retirement Plan is a funded and tax-qualified defined benefit retirement plan that covers substantially all of our full-time U.S. employees who completed one full year of service as of May 31, 2005. Benefits under the U.S. Retirement Plan were frozen on May 31, 2005, with a three-year sunset for participants whose age plus service (minimum of ten years) as of the freeze date equaled 65 or more. The U.S. Retirement Plan excluded employees covered by a collective bargaining agreement who participated in independently operated plans. As a result of the freeze of the U.S. Retirement Plan, there have been no new participants since the freeze date and no additional years of service have been credited since the freeze date, other than for participants to which the three-year sunset applied. The three-year sunset did not apply to any of our executive officers. As of December 31, 2013, the plan covered approximately 3,580 participants. Annual retirement benefits under the U.S. Retirement Plan were generally calculated as a single life annuity as the greater of:

•	a participant’s years of credited service multiplied by $240; and

•	1% of a participant’s average annual compensation earned in the consecutive five-year period during which the participant was most highly paid (referred to as “final average earnings”), plus an additional 0.75% of final average earnings in excess of one third of the Social Security taxable wage base in the year in which the plan was frozen or the end of the sunset period, as applicable, in each case multiplied by the participant’s years of credited service (up to a maximum of 33 years).

The benefit an employee earns is payable starting at retirement on a monthly basis for life. Benefits are computed on the basis of the life annuity form of pension, with a normal retirement age consistent with Social Security retirement. Benefits are reduced for retirement prior to Social Security retirement age. Employees vest in the U.S. Retirement Plan after five years of credited service. In addition, the plan provides for joint and survivor annuity choices, and does not require employee contributions.

Benefits under the U.S. Retirement Plan are subject to the limitations imposed under Section 415 of the Internal Revenue Code. The Section 415 limit for 2013 is $205,000 per year for a single life annuity payable at an IRS-prescribed retirement age.

Germany. Mr. Brocke-Benz is entitled to benefits under the German Pension Plan, the obligations VWR International GmbH assumed from Merck KGaA in connection with the CD&R Acquisition. The German Pension Plan is a non-funded defined benefit retirement plan that covers certain associates who were employed by Merck KGaA prior to the CD&R Acquisition. As of December 31, 2013, the German Pension Plan covered approximately 267 participants. Annual retirement benefits under the German Pension Plan are generally calculated as a single life annuity as the sum of (i) 0.5% of a participant’s monthly salary (up to German Social Security Threshold Level, which for 2013 was €69,600) plus (ii) 1.5% of a participant’s monthly salary (in excess of the German Social Security Threshold), in each case multiplied by the participant’s years of pensionable service. The benefit an employee earns is payable starting at retirement on a monthly basis for life. Benefits are computed on the basis of the life annuity form of pension, with a normal retirement age of 65. Benefits are reduced for retirement prior to age 63. Early commencement of the benefit payout is contingent upon commencement of German social security benefits. In addition, the plan provides for a spouse’s pension and does not require employee contributions.

Pension Plan Table. The amounts reported in the table below equal the present value of the accumulated benefit at December 31, 2013, for Messrs. Brocke-Benz and Haas under each plan based upon the assumptions described in the applicable footnotes. No payments were made in 2013 from the plans to either Mr. Brocke-Benz or Mr. Haas.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit
Manuel Brocke-Benz (1)	German Pension Plan	27	$5,150,247
Stanley L. Haas (2)	U.S. Retirement Plan	20.417	280,981

(1)	The accumulated benefit for Mr. Brocke-Benz is based on service and earnings (as described above) considered by the plan for the period through December 31, 2013. The present value has been calculated assuming Mr. Brocke-Benz will remain in service until Social Security retirement, which is the age at which retirement may occur without any reduction in benefits, and that the benefit is payable under the available forms of life annuity consistent with the assumptions. The amount presented in the table has been converted from euros to U.S. dollars based on the exchange rate as of the close of business on December 31, 2013 (1.37720). The discount rate assumption is 3.50%.

(2)	The accumulated benefit for Mr. Haas is based on service and earnings (as described above) considered by the plan for the period through December 31, 2013. The present value has been calculated assuming Mr. Haas will begin receiving his benefit upon eligibility for Social Security retirement, which is the age at which retirement may occur without any reduction in benefits, and that the benefit is payable under the available forms of life annuity consistent with the assumptions. The discount rate assumption is 4.90%.

Nonqualified Deferred Compensation Plan

Our U.S.-based executive officers and certain other key employees are eligible to participate in the Nonqualified Deferred Compensation Plan. The Nonqualified Deferred Compensation Plan became effective May 1, 2007. Under the Nonqualified Deferred Compensation Plan, eligible participants are entitled to defer up to 50% of their base salaries and up to 100% of their annual bonus awards. Earnings and losses on each notional account are credited based on the performance of the benchmark funds available under the Nonqualified Deferred Compensation Plan that the participant selects. Any deferred amounts and earnings and losses thereon will be credited to a notional account for the applicable participant and become a liability for us to such participant.

The Nonqualified Deferred Compensation Plan allows us to credit matching amounts to the notional account of each eligible participant for each year, provided certain performance goals are satisfied. The performance goal for 2013 was the achievement of Internal EBITDA of $415.0 million (i.e., the Minimum Internal EBITDA Growth Target under the 2013 MIP). These matching amounts are provided to restore matching amounts to which the participant would otherwise be entitled under the Savings Plan but which are limited due to earnings limitations under applicable federal income tax rules. The maximum matching amount under the Nonqualified Deferred Compensation Plan is 4% of the participant’s compensation, offset by the maximum matching contributions that we could make into such participant’s Savings Plan account for such year. The matching amounts are generally credited to the participants’ accounts in March of the following year (e.g., the matching amounts as a result of our satisfaction of the relevant 2013 performance goal was made in March 2014).

Under the terms of the Nonqualified Deferred Compensation Plan, participants become entitled to distributions of their notional accounts upon (i) their death, disability or separation from service, (ii) a change in control of the company, (iii) an unforeseeable emergency or (iv) an in-service distribution date elected by the participant. Participants may elect deferred payment dates and may elect to receive distributions in installments or a single sum. Regardless of the elections made, upon the participant’s death or disability or upon a change in control of the company, the entire amount credited to the account will be distributed to the participant or his beneficiary or estate, as applicable, in a lump sum payment (subject to a six-month delay in the case of the named executive officers).

The table below provides information with respect to the named executive officers’ Nonqualified Deferred Compensation Plan notional accounts.

Name	Executive Contributions in Last FY (1)	Registrant Contributions in Last FY (2)	Aggregate Earnings (Loss) in Last FY (3)	Aggregate (Withdrawals) Distributions	Aggregate Balance at Last FYE (4)
Gregory L. Cowan	$—	$8,000	$103	$—	$57,357
Theodore C. Pulkownik	—	6,800	100	—	55,335
Mark McLoughlin	63,750	6,800	103,614	(11,944)	562,997
Stanley L. Haas	—	2,937	6	—	6,173

(1)	Represents the amount of 2013 base salary and/or cash bonus under the 2013 MIP, if any, that the named executive officers deferred into their Nonqualified Deferred Compensation Plan notional accounts. The amount reflected for Mr. McLoughlin consists solely of 2013 base salary deferrals, which are included in the column “Salary” of the Summary Compensation Table for 2013.

(2)	Represents restoration matching amounts (described above) that will be made to the named executive officers’ Nonqualified Deferred Compensation Plan notional accounts in March 2014 as a result of our satisfaction of the relevant 2013 performance goal. These amounts are included in the column “All Other Compensation” of the Summary Compensation Table for 2013.

(3)	No portion of the amounts in this column constitutes “above-market earnings” under applicable SEC rules, thus no portion of such amounts are included in the Summary Compensation Table for 2013.

(4)	The amounts reflect the actual aggregate balances as of December 31, 2013, less aggregate withdrawals and distributions. As indicated in footnote (1) above, amounts in this column that represent contributions by the named executive officer or by us are reported in the Summary Compensation Table for the applicable year if the officer qualified as a named executive officer in such year. The earnings on such contributions are not, and in the past have not been, reported in the Summary Compensation Table because such earnings are not at a preferential or above-market rate.

Termination and Change of Control Arrangements

The following tables show potential payments to each of our named executive officers under existing contracts, agreements, plans or arrangements, whether written or unwritten, including the Executive Officer Employment Agreements described above, for various scenarios involving a change in control of us or a termination of employment of such officer, assuming a December 31, 2013 effective date of such change of control or termination. The named executive officers also have certain benefits that would be payable upon a change of control and/or termination as described above under “Pension Benefits” and “Nonqualified Deferred Compensation Plan.”

As partial consideration for the potential payments provided in the tables below, the named executive officers are bound by a confidentiality agreement as well as customary non-compete and non-solicitation provisions set forth in their respective Executive Officer Employment Agreements. The non-compete provisions prohibit the named executive officers from engaging in or being affiliated with any business which is competitive with us while employed by us and for a period of one year after the termination of such employment for any reason (except that Mr. Brocke-Benz’s provision lasts 18 months). The non-solicitation provision prohibits the named executive officer, either alone or in association with others, from soliciting any of our employees to leave the employ of the Company unless such individual’s employment with us has been terminated for a period of 180 days or longer. The named executive officer’s receipt of the payments would be contingent upon the executive signing a release of claims against us.

The amounts reported in the following table reflect severance or lump sum payments due upon termination of employment to our named executive officers.

Name	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause Termination or Resignation for Good Reason (1)	Involuntary for Cause Termination	Change in Control (2)	Death (3)	Disability (4)
Manuel Brocke-Benz	$—	$—	$—	$3,210,990	$—	$—	$800,000	$800,000
Gregory L. Cowan	—	—	—	1,208,168	—	—	341,250	341,250
Peter Schuele	—	—	—	1,212,422	—	—	344,313	344,313
Theodore C. Pulkownik	—	—	—	1,129,418	—	—	318,750	318,750
Mark McLoughlin	—	—	—	1,129,418	—	—	318,750	318,750
Stanley L. Haas	—	—	—	880,043	—	—	247,500	247,500

(1)	Upon termination without “cause” or resignation for “good reason” (as each such term is defined in the Executive Officer Employment Agreements) our named executive officers are generally entitled to (i) one and a half times (two times in the case of Mr. Brocke-Benz) the sum of the executive’s then current base salary, plus his target bonus for the year in which termination or resignation occurs, payable in equal installments over the 12-month period following termination and (ii) continued health benefits for the 12-month period (18-month period in the case of Mr. Brocke-Benz) following termination.

(2)	In the event excise taxes become payable under Section 280G and Section 4999 of the Internal Revenue Code as a result of any “excess parachute payments,” as that phrase is defined by the Internal Revenue Service, upon a change of control of the Company, Mr. Brocke-Benz’s Executive Officer Employment Agreement provides that we will pay the excise tax as well as a gross-up for the impact of the excise tax payment. There currently are no arrangements between us and Mr. Brocke-Benz that we expect would result in any such excise tax payment upon a change of control of the Company.

(3)	Upon termination by reason of death, the named executive officer’s beneficiary or estate, as applicable, will be entitled to receive a lump sum payment in an amount equal to the target bonus for the year in which such termination occurs, prorated for the portion of such year prior to the death.

(4)	Upon termination by reason of disability, the named executive officer will be entitled to receive a lump sum payment in an amount equal to the target bonus for the year in which such termination occurs, prorated for the portion of such year prior to the termination. In addition, the named executive officer will be entitled to receive payments of base salary until payments to him under our long-term disability plan commence, but in any event, for a period not to exceed 18 months from the date of termination.

All founders common units will vest upon the sale of substantially all of VWR Holdings or our assets or upon certain other change of control events. Upon an initial public offering of our stock or of VWR Holdings’ units, or if the named executive officer becomes permanently disabled or dies, the founders common units that would have vested in the next 12 months will vest immediately. If the named executive officer’s employment terminates for any reason other than for “cause,” vested founders common units can be repurchased by or sold to VWR Holdings at fair market value, as calculated in accordance with the relevant transaction documents, and unvested units can be repurchased by or sold to VWR Holdings at the lower of original cost or fair market value. Upon a termination for “cause,” both vested and unvested founders common units can be repurchased by or sold to VWR Holdings at the lower of original cost or fair market value. See “Equity Participation through the VWR Holdings Equity Plan” for more information.

All Incentive Units will vest upon the sale of substantially all of VWR Holdings or our assets or upon certain other change of control events. Upon an initial public offering of our stock or of VWR Holdings’ units, or if the named executive officer becomes permanently disabled or dies, the Time-Vested Units that would have vested in the next 12 months will vest immediately. If the named executive officer’s employment terminates for any reason other than for “cause,” vested Incentive Units can be repurchased by or sold to VWR Holdings at fair market value, as calculated in accordance with the relevant transaction documents, and unvested units are forfeited. See “Equity Participation through the VWR Holdings Equity Plan” for more information.

All outstanding Class A Incentive Units will vest upon the sale of substantially all of VWR Holdings or our assets or upon certain other change of control events. Upon an initial public offering of our stock or of VWR Holdings’ units, or if the named executive officer becomes permanently disabled or dies, 50% of the unvested Class A Incentive Units will vest immediately. All outstanding Class A Incentive Units will vest if the named executive officer’s employment is terminated by us for any reason other than for “cause,” after the determination date for the MIP and prior to vesting. If the named executive officer’s employment terminates for any reason other than a termination by us without “cause,” all vested Class A Incentive Units can be repurchased by or sold to VWR Holdings at fair market value, as calculated in accordance with the relevant transaction documents, and unvested units are forfeited. See “Grant of Class A Common Units” under “Performance-Based Cash and Equity Incentive Compensation” for more information.

Director Compensation

Under the Board Compensation Policy, which has been in place since 2007 (the “Board Compensation Policy”), all directors who are not also (i) our officers or employees or (ii) Managing Directors or Managing Partners of the Sponsors (collectively, the “Eligible Directors”), received annual cash compensation of $100,000 for their service on the Board. No separate compensation was paid to Eligible Directors for their service on the Board committees. In addition, at the discretion of the board of directors of VWR Holdings, Eligible Directors may be granted the right to receive or purchase equity interests in VWR Holdings in accordance with the VWR Holdings Equity Plan. See “Security Ownership of Certain Beneficial Owners and Management” for information relating to the equity interests in VWR Holdings beneficially owned by Eligible Directors. Our directors that are not Eligible Directors have not been entitled to separate cash compensation or rights under the VWR Holdings Equity Plan in connection with their service on the Board or committees of the Board.

The table below sets forth director compensation for 2013:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Harry M. Jansen Kraemer, Jr.	$100,000	$—	$—	$—	$—	$100,000
Nicholas W. Alexos	—	—	—	—	—	—
Robert L. Barchi	100,000	—	—	—	—	100,000
Edward A. Blechschmidt	100,000	—	—	—	—	100,000
Thompson Dean	—	—	—	—	—	—
Robert P. DeCresce	100,000	—	—	—	—	100,000
Pamela Forbes Lieberman	100,000	—	—	—	—	100,000
Carlos del Salto	100,000	—	—	—	—	100,000
Timothy P. Sullivan	—	—	—	—	—	—
Robert J. Zollars	100,000	—	—	—	—	100,000

In connection with the termination of the Management Services Agreement, Messrs. Alexos, Dean and Sullivan will receive the same compensation as the Eligible Directors for their service on the Board. No separate compensation will be paid to the directors for their service on the Board committees. All Board members will also be entitled to be reimbursed for reasonable travel, lodging and other expenses incurred in connection with their service on the Board and committees of the Board. Each of our non-Employee directors will also be eligible to receive stock options and other equity or cash based awards, when and as determined by the Compensation Committee, pursuant to the 2014 Equity Incentive Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of                     , 2014 and after giving effect to the Recapitalization and the anticipated beneficial ownership percentages immediately following this offering for:

•	each person who is the beneficial owner of more than 5% of outstanding shares of our common stock;

•	each of our directors and our named executive officers; and

•	our directors and executive officers as a group.

Each stockholder’s percentage ownership before this offering is based on                     shares of our common stock outstanding as of                     , 2014, as adjusted to give effect to the Recapitalization. Each stockholder’s percentage ownership after this offering is based on             shares of our common stock outstanding immediately after the completion of this offering. We have granted the underwriters an option to purchase up to             additional shares of our common stock and the table below assumes no exercise of that option.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable within a specified date are deemed to be beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. We have not included in the following table the number of shares of common stock that certain of our executive officers and directors may be deemed to indirectly own as a result of being investors of VWR Holdings because none of such officers or directors exercise indirect voting or investment power with respect to our common stock.

The table does not reflect any common stock that directors and named executive officers may purchase in this offering through the directed share program described under “Underwriting (Conflicts of Interest).”

Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Prior to this Offering	After this Offering
5% Stockholders:
VWR Holdings (1)		100%	%
Named Executive Officers and Directors:
Manuel Brocke-Benz (2)	—	—	—
Gregory L. Cowan (2)	—	—	—
Peter Schuele (2)	—	—	—
Mark McLoughlin (2)	—	—	—
Theodore C. Pulkownik (2)	—	—	—
Stanley L. Haas	—	—	—
Harry M. Jansen Kraemer, Jr. (2)	—	—	—
Nicholas W. Alexos (1)	—	100%	%
Robert L. Barchi (2)	—	—	—
Edward A. Blechschmidt (2)	—	—	—
Thompson Dean (3)	—	—	—
Robert P. DeCresce (2)	—	—	—
Pamela Forbes Lieberman (2)	—	—	—
Carlos del Salto (2)	—	—	—
Timothy P. Sullivan (1)		100%	%
Robert J. Zollars (2)	—	—	—
All Executive Officers and Directors as a Group (20 Persons)		100%	%

(1)	Voting and dispositive power with respect to the common stock held by VWR Holdings is exercised by its board of directors, which will be comprised of Messrs. Alexos and Sullivan following the completion of this offering. Madison Dearborn Capital Partners V-A, L.P. (“MDP V-A”), Madison Dearborn Capital Partners V-C, L.P. (“MDP V-C”), Madison Dearborn Capital Partners V Executive-A, L.P. (“MDP Executive”), MDCP Co-Investors (Varietal), L.P. (“Varietal-1”) and MDCP Co-Investors (Varietal-2), L.P. (“Varietal-2” and together with MDP V-A, MDP V-C, MDP Executive and Varietal-1, the “MDP Funds”) are the controlling equityholders of VWR Holdings. Madison Dearborn Partners V-A&C, L.P. (“MDP A&C”) is the general partner of each of the MDP Funds. Messrs. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP A&C that have the power, acting by majority vote, to vote or dispose of the units directly held by the MDP Funds. Messrs. Canning, Finnegan and Mencoff each hereby disclaims any beneficial ownership of any shares directly held by the MDP Funds. The address for MDP A&C, the MDP Funds and Messrs. Alexos, Sullivan, Canning, Finnegan and Mencoff is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 4600, 70 West Madison Street, Chicago, Illinois 60602.

(2)	Messrs. Brocke-Benz, Cowan, Schuele, McLoughlin, Pulkownik, Kraemer, Barchi, Blechschmidt, DeCresce, del Salto and Zollars and Ms. Forbes Lieberman are investors in VWR Holdings. None of the foregoing persons has direct or indirect voting or dispositive power with respect to the shares of the Company’s common stock held of record by VWR Holdings.

(3)	Avista is the indirect owner of greater than 5% of the equity of VWR Holdings. Avista Capital Partners GP, LLC (“Avista GP”) is the general partner of Avista and Avista Capital Partners (Offshore), L.P., and the managing member of ACP-VWR Holdings, LLC. Avista GP ultimately exercises voting and dispositive power over the shares held by Avista, Avista Capital Partners (Offshore), L.P. and ACP VWR Holdings, LLC. Voting and disposition decisions at Avista Capital Partners GP, LLC with respect to those shares are made by an investment committee, the members of which are Thompson Dean, Steven Webster, David Burgstahler, David Durkin, Sriram Venkataraman and Brendan Scollans. The address for each of these entities is 65 East 55th Street, 18th Floor, New York, New York 10022.

CERTAIN TRANSACTIONS

Set forth below are certain transactions and relationships between us and our directors, executive officers and equity holders that have occurred during the last three years.

Corporate Structure

We have set forth below certain relevant aspects of our corporate structure that was established in connection with the VWR Acquisition and gives effect to the issuance of             shares in this offering.

Payments to the Sponsors

We are party to the Management Services Agreement with affiliates of the Sponsors, pursuant to which they are entitled to an aggregate annual management fee of $2.0 million and reimbursement of out-of-pocket expenses incurred in connection with the provision of management and consulting services and financial and other advisory services, as well as board level services. In addition, the Sponsors also are entitled to receive a placement fee of 2.5% of any equity financing that they provide to us prior to a public offering of our common stock. The Management Services Agreement includes customary indemnification provisions in favor of the affiliates of the Sponsors.

For each of the years ended December 31, 2013, 2012 and 2011, the fees we paid under the Management Services Agreement were $2.0 million. We intend to terminate the Management Services Agreement upon the completion of this offering.

Management and Sponsor Equity Arrangements

Upon the completion of the VWR Acquisition, the VWR Holdings Equity Plan was established to permit members of management (the “Management Investors”), board members and consultants the opportunity to purchase equity units of VWR Holdings. As of June 20, 2014, our directors and executive officers owned 11,850.59 preferred units and 582,299.89 Class A Common Units, or 4.2% of the outstanding Class A Common Units. The aggregate purchase price paid by the executive officers and directors for these preferred units and common units was $12.4 million. Under the equity arrangements entered into pursuant to the VWR Holdings Equity Plan, the Management Investors each purchased a strip of securities comprised of preferred units and Class A Common Units of VWR Holdings. Class A Common Units purchased pursuant to this strip of securities are 100% vested.

Under these equity arrangements, the Management Investors also purchased additional Class A Common Units of VWR Holdings, which we refer to as founders common units. Such founders common units represent 7.0% of VWR Holdings’ total outstanding Class A Common Units as of June 20, 2014. Such founders common units will vest on a daily pro rata basis over four years from the date of issuance. If any holder of such unvested founders common units dies or becomes permanently disabled, such investor will be credited with an additional 12 months’ worth of vesting for his or her founders common units. All unvested founders common units will vest upon a sale of all or substantially all of our business to an independent third-party so long as the employee holding such units continues to be an employee of the Company at the closing of the sale, and upon an initial public offering of VWR Holdings or its subsidiary, the founders common units that would have vested in the year immediately following the initial public offering will immediately vest and the remaining portion of the unvested founders common units will continue to vest on a daily pro rata basis through the third anniversary of the date of issuance so long as the employee holding such units continues to be an employee of the Company.

Both the preferred unit/common unit strip and the founders common units are subject to restrictions on transfer, and all units purchased by a Management Investor are subject to the right of VWR Holdings or, if not exercised by VWR Holdings, the right of Madison Dearborn Partners, to repurchase the units held by a Management Investor following a termination of his or her employment over a specified period of time. If neither VWR Holdings nor Madison Dearborn Partners elects to repurchase the units held by a Management Investor, he or she will have the right to sell such units to VWR Holdings following the termination of his or her employment over a specified period of time. If an employee’s employment with us terminates for any reason other than for cause, vested units can be repurchased by or sold to VWR Holdings at fair market value and unvested units can be repurchased by or sold to VWR Holdings at the lower of original cost or fair market value. Upon a termination for cause, both vested and unvested common units can be repurchased by or sold to VWR Holdings at the lower of original cost or fair market value.

As a result of executive officer departures in 2013, VWR Holdings exercised its rights to repurchase all of the common units and preferred units of Paul A. Dumas, its former Senior Vice President, Human Resources, and Theresa A. Balog, its former Vice President and Corporate Controller, at a per unit price of $0.01 and $1,000 plus accrued yield, respectively. The aggregate purchase price paid to these executive officers for the repurchase of their preferred units and common units was $1.6 million.

If Madison Dearborn Partners seeks to sell all or substantially all of the Company, the Management Investors must consent to the sale and cooperate with Madison Dearborn Partners, which may include selling their securities to the buyer on the terms and at the price negotiated by Madison Dearborn Partners and signing whatever documents are reasonably necessary to consummate the sale.

Prior to an initial public offering, if Madison Dearborn Partners sells a significant portion of its ownership interest in VWR Holdings to a third party (disregarding sales in the public market, transfers to its affiliates and certain other exceptions), the Management Investors will have the option (but will not be required to, except in the case of a sale of the entire Company) to participate in the sale and sell alongside Madison Dearborn Partners on a pro rata basis.

The Management Investors, Madison Dearborn Partners and certain other co-investors have entered into a securityholders agreement with VWR Holdings under which Madison Dearborn Partners has the right to require VWR Holdings to register any or all of its securities under the Securities Act on Form S-1 or Form S-3, at VWR Holdings’ expense. Additionally, the Management Investors will be entitled to request the inclusion of their registrable securities in any registration statement at VWR Holdings’ expense whenever VWR Holdings proposes to register any offering of its securities.

The Management Investors, Madison Dearborn Partners and certain other co-investors have also entered into the LLC Agreement, which specifies the rights and obligations of the members of VWR Holdings and the rights of the various classes of limited liability company interests therein. Pursuant to the limited liability company agreement, the preferred units will be entitled to a return of capital after which the common units will share in future distributions on a pro rata basis, subject to certain participation thresholds for holders of Class B Common Units. In addition, prior to an initial public offering or a sale of all or substantially all of the Company, each Management Investor will be required to vote his or her units in favor of a board of managers consisting of such representatives as Madison Dearborn Partners designates and the Company’s Chief Executive Officer.

Income Tax Receivable Agreement

Following this offering, we expect to be able to utilize net operating losses that arose prior to this offering and are therefore attributable to the period of ownership of our sole existing stockholder, VWR Holdings. It is anticipated that these net operating loss carryforwards will reduce the amount of tax that we and our subsidiaries would otherwise be required to pay in the future.

We will enter into an income tax receivable agreement and thereby distribute to VWR Holdings the right to receive payment by us of 85% of the amount of cash savings, if any, in U.S. federal and state income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of a change of control and certain subsidiary dispositions, as discussed below) as a result of the utilization of our and our subsidiaries’ net operating losses attributable to periods prior to this offering.

For purposes of the income tax receivable agreement, cash savings in income tax will be computed by reference to the reduction in the liability for income taxes resulting from the utilization of the tax benefits subject to the income tax receivable agreement. The term of the income tax receivable agreement will commence upon consummation of this offering and will continue until all relevant tax benefits have been utilized or have expired.

VWR Holdings will not reimburse us for any payments previously made if such tax benefits are subsequently disallowed (although future payments would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the income tax receivable agreement that are greater than our actual cash tax savings.

While the actual amount and timing of any payments under the income tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we and our subsidiaries generate in the future, and our and our subsidiaries’ use of net operating loss carryforwards, we expect that during the term of the income tax receivable agreement the payments that we may make could be material. Assuming no material changes in the relevant tax law and that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the income tax receivable agreement, we would expect that future payments under the income tax receivable agreement will aggregate to approximately $172 million.

If we had completed this offering as of March 31, 2014, we would have recorded a liability of approximately $172 million, which represents the full obligation for our recognized deferred tax assets, with an offset to additional paid in capital if the income tax receivable agreement had been executed. Any future changes in the realizability of our net operating loss carryforwards that were generated prior to this offering will impact the amount of the liability that will be paid to VWR Holdings. Changes in the realizability of these tax assets will be recorded in income tax expense (benefit) and any changes in the obligation under the income tax receivable agreement will be recorded in other income (expense). We expect to repay the obligation within the carryforward period of the tax attributes without expiration. We expect to pay approximately $172 million in cash related to this agreement, based on our current taxable income estimates. We plan to use cash flow from operations and availability under our line of credit to fund this obligation.

If we undergo a change of control, the income tax receivable agreement will terminate and we will be required to make a payment equal to the present value of anticipated future payments under the income tax receivable agreement, which payment would be based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income, and may therefore significantly exceed the actual tax benefits we ultimately realize from our net operating losses and those of our subsidiaries. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the income tax receivable agreement attributable to the tax benefits of such subsidiary that is sold or disposed of, applying the assumptions described above, which may also result in a payment significantly in excess of the actual tax benefits we ultimately realize from our net operating losses and those of our subsidiaries.

The income tax receivable agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the income tax receivable agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could significantly exceed our actual cash tax savings that have been or will be realized.

Because we are a holding company with no operations of our own, our ability to make payments under the income tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The agreements governing the indebtedness of our subsidiaries impose restrictions on the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the income tax receivable agreement. To the extent that we are unable to make payments under the income tax receivable agreement for any reason, such payments will be deferred and will accrue interest at a rate of LIBOR plus 3.00% per annum until paid. The ability of VWR Funding to make distributions to us to fund any required payments under the income tax receivable agreement is limited under the terms of the Senior Credit Facility and indenture governing the Senior Notes. We will agree under the income tax receivable agreement not to incur, and not to permit any of our subsidiaries to incur, any new restrictions that would limit our ability to make payments under such agreement or the ability of our subsidiaries to make payments to us for that purpose. This restriction could make it more difficult or costly for us to refinance our outstanding indebtedness, the majority of which will mature during 2016 and 2017.

Nomination of our Directors

In connection with this offering, we will enter into a Director Nomination Agreement with VWR Holdings that provides VWR Holdings the right to designate nominees for election to our board of directors for so long as VWR Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding. Madison Dearborn Partners may cause VWR Holdings to assign its designation rights under the Director Nomination Agreement to Madison Dearborn Partners or to a Madison Dearborn Partners affiliate so long as Madison Dearborn Partners and its affiliates are the beneficial owners of 50% or more of VWR Holdings’ voting equity interests.

The number of nominees that VWR Holdings is entitled to designate under this agreement will bear the same proportion to the total number of members of our board of directors as the number of shares of common stock beneficially owned by VWR Holdings bears to the total number of shares of common stock outstanding, rounded up to the nearest whole number. In addition, VWR Holdings shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of VWR Holdings’ beneficial ownership at such time. VWR Holdings shall also have the right to have its designees participate on committees of our board of directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. This agreement will terminate at such time as VWR Holdings owns less than 10% of our outstanding common stock.

Miscellaneous

We sell certain products to Rutgers University, The State University of New Jersey (“Rutgers”), for which Dr. Barchi became the President in September 2012. In 2013 and the period from September 2012 through December 2012, we had less than $2.5 million and $0.6 million, respectively, of net sales to Rutgers.

We sell certain products to Sage Products, LLC (“Sage Products”), which is a portfolio company of affiliated funds of Madison Dearborn Partners. In 2013 and 2012, we had less than $0.2 million and $0.4 million, respectively, of net sales to Sage Products.

We purchase certain products from CDW Corporation (“CDW”), which is a portfolio company of affiliated funds of Madison Dearborn Partners. In 2013, 2012 and 2011, we had less than $0.2 million, $0.3 million and $0.2 million, respectively, of purchases from CDW.

We sell certain products to Lantheus Medical Imaging (“Lantheus”), which is a portfolio company of affiliated funds of Avista. In 2013, 2012 and 2011, we had less than $0.6 million, $0.6 million and $0.4 million, respectively, of net sales to Lantheus.

We sell certain products to AngioDynamics (“AngioDynamics”), which is a portfolio company of affiliated funds of Avista. In 2013 and 2011, we had less than $0.2 million of net sales to AngioDynamics.

Approval Policies

Following this offering, our Audit Committee will be responsible for the review, approval and ratification of “related person transactions” between us and any related person pursuant to a written Related Person Transaction Policy adopted by our board of directors. Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than of 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. In the course of its review and approval or ratification of a related-person transaction, the Audit Committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to our Company;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our stockholders; and

•	any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review will not be able to participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Other than compensation agreements and other arrangements which are described under “Executive Compensation,” and the transactions described above, since January 1, 2011, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Credit Facility

The Senior Credit Facility is with a syndicate of lenders and provides for borrowings consisting of (1) term loans denominated in euros in an aggregate principal amount outstanding as of March 31, 2014 of €573.0 million ($787.6 million on a U.S. dollar equivalent basis as of March 31, 2014), (2) term loans denominated in U.S. dollars in an aggregate principal amount outstanding as of March 31, 2013 of $587.5 million and (3) a multi-currency revolving loan facility, providing for an equivalent in U.S. dollars of up to $241.3 million in multi-currency revolving loans (inclusive of swingline loans of up to $25.0 million and letters of credit of up to $70.0 million). VWR Funding is the borrower under the Senior Credit Facility, which is also guaranteed by us and certain of our restricted subsidiaries.

As of March 31, 2014, we had $195.1 million of available borrowing capacity under the multi-currency revolving loan facility. Available borrowing capacity was calculated as the maximum borrowing capacity of $241.3 million, less: (1) undrawn letters of credit outstanding of $19.0 million; and (2) outstanding borrowings of $27.2 million.

On June 4, 2012, we completed an amendment of our Senior Credit Facility (the “Amendment”). The Amendment extended €481.2 million of our euro term loan facility (the “Extended Euro Term Loans”) and $243.6 million of our U.S. dollar term loan facility (the “Extended Dollar Term Loans” and, together with the Extended Euro Term Loans, the “Extended Term Loans”). In addition, the Amendment extended $241.3 million of our existing $250.0 million revolving credit commitments (the “Extended Revolving Commitments”). Subsequently, in June 2012, the non-extended portion of our revolving credit commitments, which was scheduled to mature on June 29, 2013, was terminated.

On January 31, 2013, VWR Funding completed an incremental amendment of our Senior Credit Facility (the “Incremental Amendment”). Pursuant to the Incremental Amendment, VWR Funding obtained $351.7 million of senior secured U.S. dollar term loans (the “Incremental Dollar Term Loans”) and €101.5 million of senior secured euro term loans (the “Incremental Euro Term Loans” and, together with the Incremental Dollar Term Loans, the “Incremental Term Loans”). Proceeds from the Incremental Term Loans were subsequently used to repay all non-extended term loans that were scheduled to mature on June 29, 2014.

On January 29, 2014, VWR Funding entered into a further amendment of our Senior Credit Facility (the “Second Amendment” and together with the Amendment and the Incremental Amendment, the “Facility Amendments”). Pursuant to the Second Amendment, VWR Funding obtained $587.5 million of senior secured U.S. dollar term loans (the “Amended Dollar Term Loans”) and €573.0 million of senior secured euro term loans (the “Amended Euro Term Loans” and, together with the Amended Dollar Term Loans, the “Amended Term Loans”). Proceeds from the Amended Terms Loans were subsequently used to replace all outstanding Extended Term Loans and Incremental Term Loans.

Maturity; Prepayments

The Extended Revolving Commitments will mature and lending commitments thereunder will terminate on April 3, 2016. The Amended Term Loans will mature on April 3, 2017. Subject to any mandatory or optional prepayments, the term loans are required to be paid on a quarterly basis in an amount equal to 0.25% of their respective original principal amounts drawn, with the final payment due at maturity. A pre-payment premium equal to 1% of the principal amount of any term loans being repaid, replaced or refinanced will be imposed upon the incurrence of any new long-term financing incurred primarily for the purpose of repaying, replacing or refinancing the Amended Term Loans prior to the date that is six months after the Second Amendment.

Security; Guarantees

The obligations under the Senior Credit Facility are guaranteed by us and each of VWR Funding’s wholly-owned U.S. subsidiaries other than its U.S. foreign subsidiary holding companies (collectively, the “Subsidiary Guarantors”). In addition, the Senior Credit Facility and the guarantees thereunder are secured by (1) security interests in and pledges of or liens on substantially all of the tangible and intangible assets of us, VWR Funding and the Subsidiary Guarantors and (2) pledges of 100% of the capital stock of each of the Subsidiary Guarantors and 65% of the capital stock of each of its U.S. foreign subsidiary holding companies.

Interest

As of March 31, 2014, the weighted average interest rates on the euro-denominated and U.S. dollar-denominated term loans were 3.74% and 3.40%, respectively, and the weighted average interest rate under the multi-currency revolving loan facility was 4.39%. As of March 31, 2014, the weighted average interest rates include margins of 3.50% and 3.25% on euro-denominated and U.S. dollar-denominated term loans, respectively.

At VWR Funding’s election, the interest rate on all Amended Dollar Term Loans will be based on either (1) the then applicable British Bankers Association London Interbank Offered Rate (commonly known as U.S. Libor) plus 3.25% per annum, or (2) the then applicable alternate base rate (defined as the greater of the U.S. Prime lending rate or the Federal Funds effective rate plus 0.5%) plus 2.25% per annum. The interest rate on all Amended Euro Term Loans will be based on the then applicable interest rate determined by the Banking Federation of the European Union (commonly known as the Euribor rate) plus 3.50% per annum. All loans denominated in currencies other than U.S. dollars and euros will generally be based on the then applicable London Interbank Offered Rate for each respective loan and currency of denomination plus a variable margin. Swingline loans will be denominated only in U.S. dollars and based on the alternate base rate plus a variable margin. Pricing on VWR Funding’s Extended Revolving Commitments is subject to reductions upon achievement of certain net leverage ratios.

Fees

VWR Funding pays fees with respect to the Senior Credit Facility, including (1) a commitment fee equal to 0.375% per annum on the unused portion of the multi-currency revolving loan facility (subject to a step down based on net leverage), (2) letter of credit participation fees, (3) a letter of credit fronting fee (equal to 0.125% on the outstanding undrawn letters of credit paid to the issuing bank) and (4) administrative fees.

Covenants

The Senior Credit Facility contains a number of customary affirmative and negative covenants, including a financial maintenance covenant under which VWR Funding is required to maintain a Senior Secured Net Leverage Ratio (as defined) of not more than 5.50:1.00. The financial maintenance covenant is only applicable if amounts are outstanding under the multi-currency revolving loan facility (including the swingline facility) or if outstanding letters of credit (other than cash collateralized letters of credit) are in excess of $20.0 million. As of March 31, 2014, VWR Funding was in compliance with the covenants under the Senior Credit Facility.

Subject to VWR Funding’s continued compliance with its covenants, VWR Funding may request additional tranches of term loans or increases in the amount of commitments under the Senior Credit Facility. The actual extension of any such incremental term loans or increases in commitments would be subject to VWR Funding and its lenders reaching agreement on applicable terms and conditions, which may depend on market conditions at the time of any request. VWR Funding may add incremental term loan facilities and revolving loan commitments in an aggregate amount not to exceed the lesser of (x) $300.0 million or (y) the maximum amount at such time that could be incurred without causing VWR Funding’s Total Net Leverage Ratio (as defined) to exceed 9.50:1.00 on a pro forma basis as of the last day of the most recent determination period, in each case, subject to certain other restrictions contained in the Facility Amendments.

Senior Notes

VWR Funding issued $750.0 million aggregate principal amount of Senior Notes on September 4, 2012.

Ranking

The Senior Notes were issued pursuant to an indenture, dated September 4, 2012, by and among VWR Funding and the Subsidiary Guarantors. The Senior Notes, and related guarantees, are unsecured obligations of VWR Funding and are subordinate to all of its and the Subsidiary Guarantors’ obligations under all secured indebtedness, including any borrowings under the Senior Credit Facility to the extent of the value of the assets securing such obligations, and are structurally subordinated to all obligations of each of VWR Funding’s subsidiaries that is not a guarantor of the Senior Notes. The Senior Notes, and related guarantees, rank equally with all of VWR Funding’s existing and future unsecured debt and ranks senior to all of VWR Funding’s existing and future subordinated indebtedness, including the Subordinated Notes.

Maturity

The Senior Notes will mature on September 15, 2017. Interest on the Senior Notes is payable twice a year on March 15 and September 15. Payments commenced on March 15, 2013 at a rate of 7.25% per annum.

Guarantees

The obligations under the Senior Notes are guaranteed, jointly and severally and fully and unconditionally, on a senior basis by each of the Subsidiary Guarantors. The Subsidiary Guarantors’ obligations under the guarantees of the Senior Notes are not secured by any of our assets, VWR Funding’s assets or the Subsidiary Guarantors’ assets.

Redemption

At any time prior to September 15, 2014, VWR Funding may redeem all or part of the Senior Notes at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus a premium representing the present value of: (1) a 5.438% redemption premium on the principal amount redeemed; plus (2) all required interest payments due through September 15, 2014. At any time prior to September 15, 2014, VWR Funding may also redeem up to 35% of the principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 107.250% of the principal amount, plus any accrued and unpaid interest to the date of the redemption, provided that: (1) at least 65% of the aggregate principal amount of the Senior Notes issued under the indenture (including any additional notes) must remain outstanding immediately after the occurrence of each such redemption; and (2) the redemption occurs within 90 days of the date of the closing of such equity offering.

VWR Funding may redeem all of a part of the Senior Notes at 105.438%, 102.719% and 100% of the principal amount beginning on September 15, 2014, 2015 and 2016, respectively, plus any accrued and unpaid interest to the date of redemption.

If VWR Funding experiences specific kinds of changes in control, it is required to offer to repurchase the Senior Notes at 101% of the principal amount, plus any accrued and unpaid interest to the repurchase date.

Covenants

The indenture governing the Senior Notes contains a number of customary affirmative and negative covenants that, among other things, limit VWR Funding’s ability and that of its restricted subsidiaries to make restricted payments, pay dividends, incur or create additional indebtedness, issue preferred stock, make certain dispositions outside the ordinary course of business, execute certain affiliate transactions, create liens on assets of VWR Funding and its restricted subsidiaries, and materially change our lines of business. As of March 31, 2014, VWR Funding was in compliance with the covenants under the indenture.

Subordinated Notes

VWR Funding is the issuer of the Subordinated Notes. As of March 31, 2014, there was $358.7 and €126.9 aggregate principal amount of Subordinated Notes outstanding.

We intend to redeem $             million aggregate principal amount of the outstanding Subordinated Notes using a portion of the net proceeds of this offering. See “Use of Proceeds.”

Ranking

The Subordinated Notes were issued pursuant to an indenture, dated June 29, 2007, by and among VWR Funding and the Subsidiary Guarantors. The Subordinated Notes, and related guarantees, are unsecured obligations of VWR Funding and are subordinate to all of VWR Funding’s and the Subsidiary Guarantors’ obligations under the Senior Notes and all senior indebtedness, including any borrowings under the Senior Credit Facility, and are structurally subordinate to all obligations of each of VWR Funding’s subsidiaries that is not a guarantor of the Subordinated Notes.

Maturity

The Subordinated Notes mature on June 30, 2017. Interest on the Subordinated Notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year at a rate of 10.75% per annum.

Guarantees

The obligations under the Subordinated Notes are guaranteed, jointly and severally and fully and unconditionally, on an unsubordinated basis by each of the Subsidiary Guarantors. The Subsidiary Guarantors’ obligations under the guarantees of the Subordinated Notes are not secured by any of our assets, VWR Funding’s assets or the Subsidiary Guarantors’ assets.

Redemption

Beginning June 30, 2013, VWR Funding, at its option, is able to redeem some or all of the Subordinated Notes at any time at 102.6875% of their aggregate principal amount. This redemption price will be reduced to 100% of their aggregate principal amount beginning on June 30, 2014. VWR Funding is required to offer to purchase the Subordinated Notes at 101% of their aggregate principal amount, plus accrued interest to the repurchase date, if it experiences specific kinds of changes in control.

Covenants

The indenture governing the Subordinated Notes contains covenants that, among other things, limit VWR Funding’s ability and that of its restricted subsidiaries to make restricted payments, pay dividends, incur or create additional indebtedness, issue preferred stock, make certain dispositions outside the ordinary course of business, execute certain affiliate transactions, create liens on assets of VWR Funding and its restricted subsidiaries, and materially change its lines of business. As of March 31, 2014, VWR Funding was in compliance with the covenants under the indenture.

A/R Facility

Our A/R Facility provides for funding in an aggregate principal amount not to exceed $175.0 million and will terminate on November 4, 2016. The A/R Facility is collateralized by the trade accounts receivable of VWR International, LLC and certain of its domestic wholly-owned subsidiaries, which are available to satisfy claims of the creditors under the A/R Facility and not available to satisfy the claims of other creditors.

As of March 31, 2014, we had $126.5 million of outstanding borrowings, $11.5 million of undrawn letters of credit outstanding and no additional borrowing capacity under the A/R Facility. Availability of funding under the A/R Facility depends primarily upon maintaining sufficient trade accounts receivable. As of March 31, 2014, the interest rate applicable to borrowings outstanding under the A/R Facility was 1.66%.

The A/R Facility includes representations and covenants that we consider usual and customary for arrangements of this type and includes a consolidated interest expense test if the VWR Funding’s available liquidity is less than $125.0 million. In addition, borrowings under the A/R Facility are subject to termination upon the occurrence of certain termination events that we also consider usual and customary. As of March 31, 2014, VWR Funding was in compliance with the covenants under the A/R Facility.

Compensating Cash Balance

Our foreign subsidiaries obtain their liquidity from our notional and physical global cash pooling arrangements or from formal or informal lines of credit offered by local banks. Our compensating cash balance represents bank overdraft positions of subsidiaries participating in our notional global cash pooling arrangement with a third-party bank. Due to the nature of these overdrafts, all amounts have been classified within current portion of debt at each period end. As of March 31, 2014, our compensating cash balance was $16.5 million.

The borrowings drawn by our foreign subsidiaries from local banks are limited in the aggregate by certain covenants contained within the Senior Credit Facility and the indenture governing the Senior Notes. The borrowings available to our foreign subsidiaries under our notional cash pooling arrangement are limited in the aggregate by the amount of compensating cash balances supporting the notional cash pooling arrangement.

Capital Lease Obligations

We typically use capital leases to finance equipment used in our operations, including office equipment, and our leased facilities located in Singapore and Spain. As of March 31, 2014, our capital lease obligations were $18.4 million.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and the provisions of our amended and restated certificate of incorporation and our amended and restated by-laws, as each will be in effect prior to the closing of this offering, and certain provisions of Delaware law. This summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. References in this section to the “Company,” “we,” “us” and “our” refer to VWR Corporation and not to any of its subsidiaries.

Authorized Capitalization

During each of the historical periods presented in this prospectus, we had two classes of outstanding capital stock, common stock and redeemable convertible preferred stock, all of which were owned by VWR Holdings. In anticipation of the completion of this offering, we completed an internal recapitalization on July 31, 2014, pursuant to which VWR Holdings exchanged all of its common stock and redeemable convertible preferred stock for an aggregate of 1,000,000 newly-issued shares of common stock. Prior to the completion of this offering, we intend to amend our certificate of incorporation to affect a              for-1 stock split of all of our outstanding shares of common stock. As of August 1, 2014, we had 1,000,000 shares of common stock outstanding.

Upon completion of the Recapitalization, our authorized capital stock will consist of             shares of common stock, par value $0.01 per share, and             shares of undesignated preferred stock, par value $0.01 per share.

As of March 31, 2014, on a pro forma basis giving effect to the Recapitalization and the issuance of shares in connection with this offering, we would have had             shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on the Board and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on the Board and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

The holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board out of legally available funds. See “Dividend Policy.” Because we are a holding company, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are and all shares registered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

We intend to apply to have our common stock approved for listing on the                     under the symbol “            .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be             .

Preferred Stock

Our amended and restated certificate of incorporation will authorize the Board to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Board Composition

Following the completion of this offering, we will be deemed to be a “controlled company” under the rules of the stock exchange on which our common stock is listed because more than 50% of its outstanding voting power will be held by VWR Holdings. See “Security Ownership by Certain Beneficial Owners and Management.” We intend to rely upon the “controlled company” exception to the board of directors and committee independence requirements under such stock exchange. Pursuant to this exception, we will be exempt from the rules that would otherwise require that its board of directors consist of a majority of independent directors and that its compensation committee and governance and nominating committee be composed entirely of independent directors. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and Section 3 of the Sarbanes-Oxley Act and the corporate governance standard of the             , which require that our audit committee consist exclusively of independent directors within one year of our initial public offering.

Upon the completion of this offering, the Board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders.

•	Our Class I directors will be , , and , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors will be , , and , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors will be , , and , and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

In connection with this offering, we will enter into a Director Nomination Agreement with VWR Holdings that provides VWR Holdings the right to designate nominees for election to our board of directors for so long as VWR Holdings beneficially owns 10% or more of the total number of shares of our common stock then outstanding. Madison Dearborn Partners may cause VWR Holdings to assign its designation rights under the Director Nomination Agreement to Madison Dearborn Partners or to a Madison Dearborn Partners’ affiliate so long as Madison Dearborn Partners and its affiliates are the beneficial owners of 50% or more of VWR Holdings’ voting equity interests.

The number of nominees that VWR Holdings is entitled to designate under this agreement will bear the same proportion to the total number of members of our board of directors as the number of shares of common stock beneficially owned by VWR Holdings bears to the total number of shares of common stock outstanding, rounded up to the nearest whole number. In addition, VWR Holdings shall be entitled to designate the replacement for any of its board designees whose board service terminates prior to the end of the director’s term regardless of VWR Holdings’ beneficial ownership at such time. VWR Holdings shall also have the right to have its designees participate on committees of our board of directors proportionate to its stock ownership, subject to compliance with applicable law and stock exchange rules. This agreement will terminate at such time as VWR Holdings owns less than 10% of our outstanding common stock.

Corporate Opportunity

Each of Messrs. Alexos and Sullivan, who are officers of Madison Dearborn Partners, and Mr. Kraemer, who is associated with Madison Dearborn Partners, serve on the Board. Madison Dearborn Partners is the ultimate principal equityholder of VWR Holdings, our majority stockholder after giving effect to this offering. Madison Dearborn Partners and entities controlled by them may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. As a result of these relationships, when conflicts between the interests of Madison Dearborn Partners, on the one hand, and of other stockholders, on the other hand, arise, these directors may not be disinterested. Although our directors and officers have a duty of loyalty to us under Delaware law and our amended and restated certificate of incorporation that will be adopted in connection with this offering, transactions that we enter into in which a director or officer has a conflict of interest are generally permissible so long as (1) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to the Board and a majority of our disinterested directors approves the transaction, (2) the material facts relating to the director’s or officer’s relationship or interest as to the transaction are disclosed to our stockholders and a majority of our disinterested stockholders approves the transaction or (3) the transaction is otherwise fair to us. Our amended and restated certificate of incorporation will also provide that Madison Dearborn Partners and its representatives will not be required to offer any transaction opportunity of which they become aware to us and could take any such opportunity for themselves or offer it to other companies in which they have an investment, unless such opportunity is offered to them solely in their capacities as our directors. We do not anticipate that this provision will have any adverse impact on our ability to continue to identify and execute upon future acquisition opportunities, as Madison Dearborn Partners does not typically pursue acquisition targets similar to those that we would consider.

Anti-takeover Effects of Delaware Law and Our Certificate of Incorporation and By-laws

Our amended and restated certificate of incorporation and by-laws will also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for the Board to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that the Board will be divided into three classes, with each class serving three-year staggered terms. In addition, under the DGCL, directors serving on a classified board of directors may only be removed from the board of directors with cause and by an affirmative vote of the majority of our common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that special meetings of the stockholders may only be called by (i) the chairman or vice chairman of the Board, (ii) our chief executive officer, (iii) a majority of the Board through a special resolution or (iv) the holders of at least 10% of our common stock until such time as Madison Dearborn Partners ceases to beneficially own 50% or more of our common stock, effected by consent in writing by such stockholders.

Requirements for Nominations and Proposals at Stockholder Meetings

Our amended and restated by-laws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. Our amended and restated by-laws will also provide that nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting (1) by or at the direction of the Board or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder who (i) is a stockholder of record both at the time the notice is delivered and on the record date for the determination of stockholders entitled to vote at the special meeting, (ii) is entitled to vote at the meeting and upon such election and (iii) complies with the notice procedures set forth in our amended and restated by-laws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our company’s amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected by consent in writing by such stockholders, until such time as Madison Dearborn Partners ceases to beneficially own 50% or more of our common stock.

Business Combinations with Interested Stockholders

We will elect in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will not be subject to any anti-takeover effects of Section 203. However, our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that both Madison Dearborn Partners and any persons to whom Madison Dearborn Partners sells their common stock will be deemed to have been approved by the Board and thereby not subject to the restrictions set forth in our amended and restated certificate of incorporation that have the same effect as Section 203.

Exclusive Jurisdiction of Certain Actions

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions brought in the name of the company, actions against directors, officers, employees or agent for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Requirements for Amendments to our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation will provide that our amended and restated by-laws may be adopted, amended, altered or repealed by (i) the vote of a majority of directors then in office or (ii) the vote of 66  2⁄3% of holders of all of our outstanding capital stock entitled to vote generally in the election of directors.

Our amended and restated certificate of incorporation will provide that the provisions of our certificate of incorporation relating to the size and composition of our board of directors, limitation on liabilities of directors, stockholder action by written consent, the ability of stockholders to call special meetings, business combinations with interested persons, amendment of our bylaws or certificate of incorporation and the Court of Chancery as the exclusive forum for certain disputes, may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least 66  2⁄3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation will also provide that the provision of our certificate of incorporation that deals with corporate opportunity may only be amended, altered or repealed by a vote of 80% of the voting power of all of our shares of common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have             shares of common stock outstanding. Of these shares of common stock, the             shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining             shares of common stock held by our existing stockholder upon completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock held by our existing stockholder upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Stock Plans

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock reserved for issuance under the 2014 Equity Incentive Plan we intend to adopt in connection with this offering. We expect to file this registration statement as soon as practicable after this offering and adoption of the 2014 Equity Incentive Plan. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market following its effective date, subject to the Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we, our executive officers, directors and our existing stockholder, who owns all of our pre-offering shares, will enter into 180-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 180 days after the date of this prospectus, directly or indirectly sell, dispose of or hedge any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of                     on behalf of the underwriters.

Registration Rights

Upon completion of this offering, the holders of an aggregate of             shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period described under “Underwriting (Conflicts of Interest)” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See “Certain Transactions” for more information.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a “non-U.S. holder” (as defined below) that purchases shares of our common stock in this offering. This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (generally, property held for investment), within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

For purposes of this summary, except as modified for estate tax purposes (as discussed below), a “non-U.S. holder” means a beneficial owner of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States, as defined for U.S. federal income tax purposes;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in place to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership considering an investment in our common stock, you should consult your own tax advisor.

This summary is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed or subject to different interpretations, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service (the “IRS”), with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income and estate taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with U.S. federal taxes other than the U.S. federal and estate income tax (such as U.S. federal gift tax laws or the Medicare tax on certain investment income) or with U.S., state, local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	former citizens or residents of the U.S.;

•	brokers, dealers or traders in securities, commodities or currencies;

•	persons who hold our common stock as a position in a “straddle,” “conversion transaction,” synthetic security or other integrated transaction or risk reduction transaction;

•	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt entities;

•	persons subject to the alternative minimum tax;

•	persons who acquired shares of our common stock in connection with the performance of services;

•	banks, insurance companies, or other financial institutions; and

•	pass-through entities for U.S. federal income tax purposes and investors in such entities.

Such non-U.S. holders considering an investment in our common stock should consult their own tax advisors to determine the U.S. federal, state, local and non-U.S. tax consequences that may be relevant to them.

This discussion is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the purchase, ownership and disposition of shares of our common stock. If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income and estate tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends. In the event that we do make a distribution of cash or property (other than certain stock distributions) with respect to our common stock (or certain redemptions that are treated as distributions with respect to common stock), any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by you within the U.S. are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates in generally the same manner as if you were a U.S. person, unless an applicable income tax treaty provides otherwise. Certain certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI (or other applicable IRS Form W-8), must be satisfied for effectively connected income to be exempt from withholding. A foreign corporation may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits, subject to adjustments.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of common stock that is taxed to you as described below under the heading “Gain on Disposition of Common Stock.” Your adjusted tax basis in a share is generally your purchase price of such share, reduced by the amount of any such prior tax-free returns of capital (but not below zero).

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce U.S. federal withholding tax on dividends, then you must (a) provide the applicable withholding agent with a properly completed IRS Form W-8BEN, in the case of an individual, or W-8BEN-E, in the case of an entity (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries (including partnerships), satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Disposition of Common Stock

Subject to the discussions below of backup withholding and the FATCA legislation, you generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale or other taxable disposition of our common stock (other than certain redemptions treated as distributions with respect to our common stock), unless:

•	the gain is effectively connected with a trade or business you conduct in the U.S.;

•	if you are an individual, you are present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that you held shares of our common stock (the “specified testing period”), and certain other conditions are met.

If you are a person described in the first bullet point above, you will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates on a net income basis in generally the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. In addition, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (or if an income tax treaty applies, at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments). If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States under the Code. With respect to the third bullet point above, we believe that we are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes; however, no assurance can be given in this regard. Even if we are or were to become a U.S. real property holding corporation, so long as our common stock continues to be traded on an established securities market, a non-U.S. holder generally would not be subject to U.S. federal income tax on any gain in respect of our common stock as long as such non-U.S. holder actually or constructively owned no more than 5% of our common stock during the specified testing period. If we are or were to become a U.S. real property holding corporation and you actually or constructively owned more than 5% of our common stock at any time during the specified testing period (or our common stock ceased to be traded on an established securities market), you would be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in generally the same manner as a U.S. person (unless an applicable income tax treaty provides otherwise).

Federal Estate Tax

Shares of common stock held (or deemed to be held) at the time of death by an individual non-U.S. holder who is neither a citizen nor resident of the United States (as specifically defined for U.S. estate tax purposes) will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of any dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident under the provisions of an applicable income tax treaty.

In addition, you may be subject to backup withholding (currently at a rate of 28%) with respect to dividends paid on, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN, in the case of an individual, or W-8BEN-E, in the case of an entity) that you are not a U.S. person or you otherwise establish an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless you certify under penalty of perjury that you are a non-U.S. holder or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional Withholding Taxes Applicable to Common Stock Held By or Through Foreign Entities

In addition to the withholding discussed above, legislation enacted in 2010 (the “FATCA legislation”) generally imposes a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a “foreign financial institution” (broadly defined for this purpose (and including where such entity is acting as an intermediary), and generally including a non-U.S. investment vehicle), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Different rules and exceptions may apply in the case of foreign financial institutions resident in jurisdictions that have entered into intergovernmental agreements with the United States to implement the FATCA legislation. Absent any applicable exception, this legislation also generally will impose a withholding tax of 30 percent on dividend income from our common stock and the gross proceeds of a disposition of our common stock paid to a foreign entity that is not a foreign financial institution (including where such entity is acting as an intermediary) unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly own more than ten percent of the entity. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Recently issued administrative guidance delayed the implementation of FATCA withholding (i) on dividend income until July 1, 2014 and (ii) on gross proceeds from the disposition of stock until January 1, 2017. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in our common stock.

THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.
Jefferies LLC
William Blair & Company, L.L.C.
Cowen and Company, LLC
Mizuho Securities USA Inc.
SMBC Nikko Securities America, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Directed Share Program

The underwriters have reserved for sale at the initial public offering price up to     % of the common stock being offered by this prospectus for sale to our employees, executive officers and directors who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program to directors and executive officers will be subject to the 180-day lock-up agreements described below.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Total Without Option	Total With Option
Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to the Company

The expenses of this offering, not including the underwriting discount, are estimated at $         and are payable by us. We have agreed with the underwriters to pay all expenses and application fees (including the legal fees of counsel for the underwriters) incurred and invoiced in connection with any filing with, and clearance of this offering by, the Financial Industry Regulatory Authority, Inc. in an aggregate amount not to exceed $            . The underwriters are reimbursing us for certain expenses.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of                     . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Stock Exchange Listing

We intend to apply to list our common stock on                     under the symbol “            .”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the general condition of the securities markets at the time of this offering; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the                     , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Conflicts of Interest

Affiliates of Goldman, Sachs & Co., as the holders of all of our Subordinated Notes, will receive all of the net proceeds from this offering that are used to redeem the Subordinated Notes. Because more than 5% of the net proceeds of this offering will be received by Goldman, Sachs & Co. or its affiliates as holders of our Subordinated Notes, this offering is being conducted in accordance with FINRA Rule 5121 regarding the underwriting of securities. FINRA Rule 5121 requires that a “qualified independent underwriter” participate in the preparation of the registration statement of which this prospectus is a part and perform its usual standard of due diligence with respect thereto.                     has agreed to serve as the QIU. In addition, in accordance with FINRA Rule 5121, if any underwriter receives more than 5% of the net proceeds from this offering, it will not confirm sales to discretionary accounts without the prior written consent of its customers. We have agreed to indemnify against liabilities incurred in connection with acting as QIU, including liabilities under the Securities Act.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. From time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. Specifically, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities LLC or their respective affiliates acted as joint lead arrangers and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as administrative agent and collateral agent under our Senior Credit Facility. In addition, each of the underwriters or their respective affiliates serve as lenders under our Senior Credit Facility. See “Description of Certain Indebtedness—Senior Credit Facility.” To the extent a portion of the net proceeds of this offering are used to repay borrowings under our revolving credit facilities, affiliates of the underwriters will receive their pro rata portion of such net proceeds. The portion of the net proceeds of this offering used to reduce borrowings under our revolving credit facilities will not exceed 5% of the net proceeds of this offering. As of March 31, 2014, we had an aggregate of $27.2 million of outstanding borrowings under such facility. See “Use of Proceeds” and “Capitalization.” In addition, each of the underwriters acted as initial purchasers of the Senior Notes, for which they received customary discounts and commissions. See “Description of Certain Indebtedness—Senior Notes.” As of June 20, 2014, affiliates of Goldman, Sachs & Co. own approximately 4% of our total outstanding common stock through their ownership interests in VWR Holdings.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may, at any time, hold, or recommend to clients that they acquire long and/or short positions in such securities and instruments.

Sales Outside of the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except: (a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (b) where no consideration is or will be given for the transfer; (c) where the transfer is by operation of law; (d) as specified in Section 276(7) of the SFA; or (e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. The underwriters have been represented by Cahill Gordon & Reindel LLP, New York, New York. Kirkland & Ellis LLP has from time to time represented and may continue to represent, Madison Dearborn Partners and some of its affiliates in connection with various legal matters. Certain partners of Kirkland & Ellis LLP are members of a limited partnership that is an investor in one or more investment funds affiliated with Madison Dearborn Partners.

EXPERTS

The consolidated financial statements of VWR Corporation and its subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to our common stock being distributed as contemplated by this prospectus. This prospectus is a part of and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

In addition, we will file periodic reports and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing us at the following address or telephoning us at the following number:

VWR Corporation

Radnor Corporate Center

Building One, Suite 200

100 Matsonford Road

Radnor, Pennsylvania 19087

(610) 386-1700

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

VWR CORPORATION AND SUBSIDIARIES

VWR CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share and per share data)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$130.2	$135.6
Compensating cash balance	16.5	25.9
Trade accounts receivable, net of reserves of $15.0 and $14.8, respectively	635.4	585.6
Other receivables	55.2	68.5
Inventories	367.3	365.1
Other current assets	40.1	35.1

Total current assets	1,244.7	1,215.8
Property and equipment, net	244.4	247.6
Goodwill	1,928.4	1,926.5
Other intangible assets, net	1,701.0	1,724.5
Other assets	106.4	94.6

Total assets	$5,224.9	$5,209.0

Liabilities, Redeemable Equity and Stockholder’s Equity
Current liabilities:
Current portion of debt and capital lease obligations	$77.5	$71.0
Accounts payable	477.8	462.7
Other current liabilities	195.3	212.1

Total current liabilities	750.6	745.8
Debt and capital lease obligations, net of current portion	2,782.7	2,783.4
Deferred income taxes	452.0	446.1
Other liabilities	137.9	137.3

Total liabilities	4,123.2	4,112.6

Commitments and contingencies (Note 8)
Redeemable equity:
Redeemable convertible preferred stock, $0.01 par value; 1,500,000 shares authorized, 374,301 and 378,028 shares issued and outstanding, respectively (liquidation value of $635.6 as of March 31, 2014)	635.6	629.5
Redeemable equity units of parent	46.2	41.1

Total redeemable equity	681.8	670.6

Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	706.8	723.9
Accumulated deficit	(283.2)	(300.6)
Accumulated other comprehensive (loss) income	(3.7)	2.5

Total stockholder’s equity	419.9	425.8

Total liabilities, redeemable equity and stockholder’s equity	$5,224.9	$5,209.0

See accompanying notes to condensed consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Operations (Unaudited)

(in millions, except share and per share data)

	Three Months Ended March 31,
	2014	2013
Net sales	$1,056.6	$1,024.3
Cost of goods sold	744.0	726.8

Gross profit	312.6	297.5
Selling, general and administrative expenses	235.6	234.0

Operating income	77.0	63.5
Interest expense	(46.0)	(48.0)
Interest income	0.2	0.4
Other income (expense), net	(3.1)	23.0
Loss on extinguishment of debt	—	(2.0)

Income before income taxes	28.1	36.9
Income tax provision	(10.7)	(14.8)

Net income	17.4	22.1
Accretion of dividends on redeemable convertible preferred stock	(12.4)	(11.5)

Net income applicable to common stockholders	$5.0	$10.6

Earnings per share—basic and diluted	$5,000.00	$10,600.00
Weighted average shares outstanding—basic and diluted	1,000	1,000

See accompanying notes to condensed consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income or Loss (Unaudited)

(in millions)

	Three Months Ended March 31,
	2014	2013
Net income	$17.4	$22.1
Other comprehensive income (loss), net of taxes:
Foreign currency translation:
Net unrealized loss arising during the period	(6.1)	(47.0)
Derivative instruments:
Net unrealized (loss) gain arising during the period	(0.6)	1.8
Reclassification of losses (gains) into earnings	0.2	(0.4)
Defined benefit plans:
Reclassification of actuarial losses into earnings	0.3	0.3

Other comprehensive loss	(6.2)	(45.3)

Comprehensive income (loss)	$11.2	$(23.2)

See accompanying notes to condensed consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Redeemable Equity and Stockholder’s Equity (Unaudited)

(in millions, except share data)

For the Three Months Ended March 31, 2014

	Redeemable Equity				Stockholder’s Equity
	Redeemable Convertible Preferred Stock		Redeemable Equity Units of Parent	Total	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount			Shares	Amount
Balance at December 31, 2013	378,028	$629.5	$41.1	$670.6	1,000	$—	$723.9	$(300.6)	$2.5	$425.8
Repurchases of redeemable convertible preferred stock	(3,727)	(6.3)	—	(6.3)	—	—	1.5	—	—	1.5
Share-based compensation expense related to parent	—	—	—	—	—	—	0.2	—	—	0.2
Reclassifications of redeemable equity units	—	—	6.4	6.4	—	—	(6.4)	—	—	(6.4)
Reclassifications to other current liabilities upon notification of redemption	—	—	(1.3)	(1.3)	—	—	—	—	—	—
Accretion of dividends on redeemable convertible preferred stock		12.4	—	12.4	—	—	(12.4)	—	—	(12.4)
Net income	—	—	—	—	—	—	—	17.4	—	17.4
Other comprehensive loss	—	—	—	—	—	—	—	—	(6.2)	(6.2)

Balance at March 31, 2014	374,301	$635.6	$46.2	$681.8	1,000	$—	$706.8	$(283.2)	$(3.7)	$419.9

See accompanying notes to condensed consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Three Months Ended March 31,
	2014	2013
Cash flows from operating activities:
Net income	$17.4	$22.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34.6	31.8
Net unrealized translation gain	(3.2)	(23.7)
Share-based compensation expense related to parent	0.2	0.2
Amortization of debt issuance costs	1.9	2.3
Deferred income tax (benefit) provision	(1.2)	1.5
Loss on extinguishment of debt	—	2.0
Other, net	1.5	0.8
Changes in working capital, net of business acquisitions:
Trade accounts receivable	(48.8)	(37.0)
Inventories	4.2	(12.3)
Other current and non-current assets	0.7	(10.8)
Accounts payable	20.0	45.3
Other liabilities	(12.1)	(1.7)

Net cash provided by operating activities	15.2	20.5

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(14.8)	(2.3)
Capital expenditures	(6.6)	(17.6)

Net cash used in investing activities	(21.4)	(19.9)

Cash flows from financing activities:
Proceeds from debt	220.6	139.1
Repayment of debt	(206.6)	(125.4)
Net change in bank overdrafts	(15.1)	(229.3)
Net change in compensating cash balance	9.4	225.9
Proceeds from equity incentive plans of parent	—	0.2
Repurchases of redeemable convertible preferred stock	(6.3)	(2.2)
Debt issuance costs	(1.1)	(2.3)

Net cash provided by financing activities	0.9	6.0

Effect of exchange rate changes on cash	(0.1)	(2.8)

Net (decrease) increase in cash and cash equivalents	(5.4)	3.8
Cash and cash equivalents at beginning of period	135.6	139.8

Cash and cash equivalents at end of period	$130.2	$143.6

Supplemental disclosures of cash flow information:
Cash paid for interest	$56.5	$49.7
Cash paid for income taxes, net	5.7	6.7

See accompanying notes to condensed consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

(1) Nature of Operations

VWR Corporation and its consolidated subsidiaries (collectively, the “Company,” “VWR,” “we,” “us” and “our”) offer a well-established distribution and services network that reaches thousands of specialized labs and facilities spanning the globe. We distribute laboratory supplies, including chemicals, glassware, equipment, instruments, protective clothing, production supplies and other assorted laboratory products, which we acquire from a variety of sources including our branded and private label suppliers and our internal manufacturing operations. In addition, VWR further supports its customers by providing on-site services, storeroom management, product procurement, supply chain systems integration, cleanroom services, scientific services and technical services, including laboratory and furniture design, supply and installation. Services comprise a relatively small portion of our net sales. Our extensive offerings are marketed to global, regional and local customers in support of research, production, healthcare and other scientific endeavors. We reach our customers through a global distribution network, providing distribution services to a highly fragmented supply chain by offering products from a wide range of manufacturers to a large number of customers.

(2) Basis of Presentation

We report financial results on the basis of two reportable segments organized by geographical region: (1) North, Central and South America (collectively, the “Americas”); and (2) Europe, Middle East, Africa and Asia Pacific (collectively, “EMEA-APAC”).

Effective January 1, 2014, we changed our reportable segments to align with our new basis of managing the business. We have recast all reportable segment financial data herein to conform to the current segment presentation. For more information, see Note 14.

The condensed consolidated financial statements included herein have been prepared by the Company without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been condensed or omitted pursuant to such rules and regulations. The financial information presented herein reflects all adjustments (consisting only of normal, recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of the results to be expected for the full year.

The Company believes that the disclosures included herein are adequate to make the information presented not misleading in any material respect when read in conjunction with the audited consolidated financial statements, footnotes and related disclosures for the year ended December 31, 2013, included elsewhere in this registration statement. Those audited consolidated financial statements include a summary of the Company’s significant accounting policies, to which there have been no material changes.

Principles of Consolidation

The following diagram depicts our organizational structure as of March 31, 2014:

On June 29, 2007, VWR Funding, Inc. was acquired by affiliates of Madison Dearborn Partners, LLC (“Madison Dearborn”) pursuant to a Merger (the “Merger”). After giving effect to the Merger and related transactions, VWR Funding, Inc. became the direct, wholly-owned subsidiary of VWR Corporation and VWR Corporation became the direct, wholly-owned subsidiary of Varietal Distribution Holdings, LLC. Private equity funds managed by Madison Dearborn hold a controlling interest in Varietal Distribution Holdings, LLC.

The accompanying consolidated financial statements include the accounts of VWR Corporation, its subsidiaries and certain accounts of its parent after elimination of intercompany balances and transactions. The following describes our corporate organization and the principles followed in consolidating our financial statements:

•	Varietal Distribution Holdings, LLC (“Holdings” or “parent”)—We are a wholly-owned subsidiary of Holdings, a Delaware limited liability company. Our consolidated balance sheets reflect Holdings’ investment cost basis in the assets and liabilities acquired in the Merger and the estimated fair values of those assets and liabilities at that time. This resulted in a significant increase in the carrying value of our identifiable intangible assets and goodwill. In addition, we re-valued our pension obligations, recorded significant deferred tax liabilities and certain deferred tax assets and incurred substantial additional indebtedness.

Holdings also sponsors a share-based compensation program for the benefit of our employees and others. We present the expense related to this program (“share-based compensation expense related to parent”) in our consolidated statements of operations and related changes to equity within our consolidated statements of stockholder’s equity. We also present in our consolidated balance sheets the redemption value of the portion of Holdings’ equity related to this program to the extent that redemption is outside of Holdings’ or our control (“redeemable equity units of parent”).

•	VWR Corporation—VWR Corporation, a Delaware corporation, was formed pursuant to the Merger as VWR Investors, Inc. and has no operations other than its ownership of VWR Funding, Inc. In June 2014, VWR Investors, Inc. changed its name to VWR Corporation, and our consolidated financial statements refer to us using this new name.

•	VWR Funding, Inc. and subsidiaries (“Funding”)—Funding is our wholly-owned subsidiary and is the sole issuer of our indebtedness. Our consolidated financial statements include all of the accounts of Funding and its subsidiaries after the elimination of intercompany balances and transactions. Although Funding is our wholly-owned subsidiary, Funding’s debt agreements contain covenants that prevent us from, among other things, receiving dividends from Funding.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, expenses, income and loss during the reporting period. Actual results could differ significantly from those estimates.

Earnings or Loss Per Share

During the three months ended March 31, 2014 and 2013, there were no differences in the amount of basic and diluted earnings or loss per share because the conditions for potential conversion of our redeemable convertible preferred stock had not been met during those periods. The redeemable convertible preferred stock may have a dilutive effect on earnings per share in future periods.

(3) New Accounting Standards

In May 2014, the Financial Accounting Standards Board issued comprehensive new revenue recognition guidance. The new guidance is effective for us beginning in the first quarter of 2017. We are currently evaluating the impact of this pronouncement.

(4) Acquisitions

Our results of operations include the effects of certain business acquisitions noted below (the “Acquisitions”) as well as other miscellaneous acquisitions:

•	On March 3, 2014, we acquired Peqlab Biotechnologie GmbH, including its subsidiaries and operations in the United States, the United Kingdom, Austria and Germany (collectively, “Peqlab”). Peqlab is headquartered in Germany and develops, manufactures and supplies molecular and cell biology reagents, consumables and instruments;

•	On December 31, 2013, we acquired TEK Products, Inc. (“TEK”), a domestic supplier of laboratory and cleanroom consumables and provider of cleanroom and industrial laundry services;

•	On July 1, 2013, we acquired United Biochemicals Inc. (“UBI”), a domestic manufacturer and supplier of high purity buffers and biochemicals for research, development and manufacturing processes;

•	On April 2, 2013, we acquired Basan UK Limited (“Basan UK”), a distributor of cleanroom products and services in the United Kingdom;

•	On April 2, 2013, we acquired Prolab Laboratuar Teknolojileri Limited (“Prolab”), a distributor of scientific laboratory supplies in Turkey and Germany; and

•	On March 1, 2013, we acquired certain assets from Metro Servicios to support our new laboratory distribution business in Costa Rica (“CR Lab”). CR Lab is based in the Republic of Costa Rica.

None of the Acquisitions had an individually material impact on our consolidated financial statements. The Acquisitions were funded through a combination of cash and cash equivalents on hand and incremental borrowings under the Company’s credit facilities. The results of CR Lab, UBI and TEK have been included in our Americas segment, and the results of Prolab and Basan UK have been included in our EMEA-APAC segment, each from their respective dates of acquisition. The results of Peqlab from its date of acquisition have been included in our EMEA-APAC segment, except for Peqlab’s operations in the United States which have been included in the Americas segment.

The aggregate purchase price, net of cash acquired, for acquisitions made during 2014 was $14.8 million, comprised of $5.0 million of net tangible assets assumed, $5.0 million of intangible assets and a residual amount of $4.8 million allocated to goodwill. The weighted average life of intangible assets acquired during the first quarter of 2014 was 8.9 years.

The purchase price allocations for the acquisitions of UBI, TEK and Peqlab are preliminary pending finalization of closing balance sheets and may be adjusted subsequently.

The following table presents unaudited supplemental pro forma financial information as if the Acquisitions had occurred as of January 1, 2013 (in millions):

	Three Months Ended March 31,
	2014	2013
Net sales	$1,060.3	$1,040.7
Income before income taxes	28.2	37.6

These results do not purport to be indicative of the results of operations which actually would have resulted had the Acquisitions occurred on January 1, 2013, or of the future results of operations of the Company.

On June 1, 2014, we acquired LABRepCo, LLC (“LABRepCo”), a domestic consultative distributor of laboratory capital equipment. LABRepCo has annual net sales of approximately $25 million.

(5) Goodwill and Other Intangible Assets, net

The following table presents changes in goodwill by reportable segment (in millions):

	Americas	EMEA-APAC	Total
Balance at December 31, 2013	$1,021.0	$905.5	$1,926.5
Acquisitions (Note 4)	0.8	3.4	4.2
Currency translation	(3.4)	1.1	(2.3)

Balance at March 31, 2014	$1,018.4	$910.0	$1,928.4

The following table presents the gross amount of goodwill and accumulated impairment losses by reportable segment (in millions):

	March 31, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount
Americas	$1,213.7	$195.3	$1,018.4	$1,216.3	$195.3	$1,021.0
EMEA-APAC	910.0	—	910.0	905.5	—	905.5

Total	$2,123.7	$195.3	$1,928.4	$2,121.8	$195.3	$1,926.5

The following table presents the components of other intangible assets (in millions):

	March 31, 2014			December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Customer relationships	$1,496.1	$499.6	$996.5	$1,494.2	$479.9	$1,014.3
Other	36.9	19.8	17.1	90.4	70.0	20.4

Total	1,533.0	519.4	1,013.6	1,584.6	549.9	1,034.7
Indefinite-lived intangible assets:
Trademarks and tradenames	687.4	—	687.4	689.8	—	689.8

Other intangible assets	$2,220.4	$519.4	$1,701.0	$2,274.4	$549.9	$1,724.5

(6) Debt and Capital Lease Obligations

Our debt and capital lease obligations are issued by Funding and consist of: (1) a senior secured credit facility, consisting of term loans denominated in euros and U.S. dollars and a multi-currency revolving loan facility (collectively, the “Senior Secured Credit Facility”); (2) 7.25% unsecured senior notes due 2017 (the “7.25% Senior Notes”); (3) 10.75% unsecured senior subordinated notes due 2017 (the “10.75% Senior Subordinated Notes”); (4) an accounts receivable securitization facility due 2016 (the “A/R Facility”); (5) compensating cash balance, representing bank overdraft positions of subsidiaries participating in our notional global cash pooling arrangement with a bank; (6) capital lease obligations; and (7) other debt.

The following table presents the components of debt and capital lease obligations, interest rate terms and weighted-average interest rates (dollar amounts in millions):

	March 31, 2014			December 31, 2013
	Interest Terms	Rate	Amount
Senior Secured Credit Facility:
Euro term loans	EURIBOR plus 3.50%	3.74%	$787.6	$789.1
U.S. dollar term loans	LIBOR plus 3.25%	3.40%	585.9	587.5
Multi-currency revolving loan facility	various rates	4.39%	27.2	12.6

Total Senior Secured Credit Facility			1,400.7	1,389.2
7.25% Senior Notes	fixed rate	7.25%	750.0	750.0
10.75% Senior Subordinated Notes	fixed rate	10.75%	533.5	533.4
A/R Facility	LIBOR plus 1.50%	1.66%	126.5	124.2
Compensating cash balance			16.5	25.9
Capital lease obligations			18.4	18.6
Other debt			14.6	13.1

Total debt and capital lease obligations			2,860.2	2,854.4
Current portion of debt and capital lease obligations			77.5	71.0

Debt and capital lease obligations, net of current portion			$2,782.7	$2,783.4

(a) Senior Secured Credit Facility

At March 31, 2014, Funding had $195.1 million of available borrowing capacity under the multi-currency revolving loan facility. Available borrowing capacity was calculated as the maximum borrowing capacity of $241.3 million, less: (1) undrawn letters of credit outstanding of $19.0 million; and (2) outstanding borrowings of $27.2 million.

On January 29, 2014, Funding entered into an amendment of the Senior Secured Credit Facility. Pursuant to that amendment, Funding obtained $587.5 million of senior secured U.S. dollar term loans and €573.0 million of senior secured euro term loans, proceeds from which were used to replace all outstanding term loans. The amendment lowered the interest rate margin on the term loans between 75 and 100 basis points.

(b) A/R Facility

At March 31, 2014, Funding had no available borrowing capacity under the A/R Facility. Available borrowing capacity was calculated as: (1) the lesser of (a) the $175.0 million maximum amount of the facility and (b) a borrowing base of $138.0 million, calculated as a percentage of eligible trade accounts receivable; less (2) undrawn letters of credit outstanding of $11.5 million; and (3) outstanding borrowings of $126.5 million.

(7) Financial Instruments and Fair Value Measurements

Our financial instruments include cash and cash equivalents, compensating cash balance, trade accounts receivable, accounts payable, debt, capital lease obligations and foreign currency forward contracts. Our financial instruments are spread across a number of institutions, which reduces the risk of material non-performance.

(a) Assets and Liabilities for which Fair Value is Disclosed

The carrying amounts reported in the accompanying balance sheets for cash and cash equivalents, compensating cash balance, trade accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments (Level 2 measurements).

The following table presents the carrying amounts and estimated fair values of our primary debt instruments (in millions):

	March 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Secured Credit Facility	$1,400.7	$1,402.3	$1,389.2	$1,400.4
7.25% Senior Notes	750.0	805.1	750.0	806.3
10.75% Senior Subordinated Notes	533.5	560.2	533.4	559.7

The fair values of our primary debt instruments are based on estimates using quoted market prices and standard pricing models that take into account the present value of future cash flows as of the respective balance sheet date. We believe that these qualify as Level 2 measurements, except for our publicly-traded 7.25% Senior Notes, which we believe qualify as a Level 1 measurement. The carrying amounts of the remainder of our debt and capital lease obligations approximate fair value due to the primarily short-term nature of those borrowings (Level 2 measurements).

We have entered into foreign currency forward contracts to reduce the impact of changes in foreign currency exchange rates on certain business transactions. The notional value of foreign currency forward contracts was $111.7 million, and their fair value was immaterial, as of March 31, 2014.

(b) Non-Recurring Fair Value Measurements

As discussed in Note 4, the Company acquired Peqlab on March 3, 2014 and determined that the aggregate fair value of acquired intangible assets, consisting of customer relationships and tradenames, was $5.0 million. The Company estimated the fair value of the acquired intangible assets using discounted cash flow techniques which included an estimate of future cash flows, consistent with overall cash flow projections used to determine the purchase price paid to acquire the business, discounted at a rate of return that reflects the relative risk of the cash flows (Level 3 measurements).

(8) Commitments and Contingencies

Our business involves risk of product liability, patent infringement and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves, as well as from the services we provide. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing activities and sales of private label products and to the extent that we expand our manufacturing operations. We maintain insurance policies, including product liability insurance, and in many cases the manufacturers of the products we distribute have indemnified us against such claims. We cannot assure you that our insurance coverage or indemnification agreements with manufacturers will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the financial viability of our insurers, our manufacturers and our manufacturers’ insurers, as well as legal enforcement under the local laws governing the arrangements. In particular, as we seek to expand our sourcing from manufacturers in Asia Pacific and other developing locations, we expect that we will increase our exposure to potential defaults under the related indemnification arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability or patent infringement in these developing markets may not be readily available for purchase or cost-effective for us to purchase. Furthermore, insurance for liability relating to asbestos, lead and silica exposure is not available, and we do not maintain insurance for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities, and an unfavorable result in a case for which adequate insurance or indemnification is not available could result in a material adverse effect on our business, financial condition and results of operations.

We are also involved in various legal and regulatory cases, claims, assessments and inquiries, which are considered routine to our business and which include being named from time to time as a defendant in cases as a result of our distribution of laboratory supplies, including litigation resulting from the alleged prior distribution of products containing asbestos by certain of our predecessors or acquired companies. While the impact of this litigation has historically been immaterial and we believe the range of reasonably possible loss from current matters continues to be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition or results of operations in the future.

The employment agreements with our executive officers include non-compete, non-solicit and non-hire covenants as well as severance provisions. In general, if the executive officer is terminated without “Cause” or resigns for “Good Reason” (as such terms are defined in the respective employment agreements) the executive officer is entitled to one and a half times (two times in the case of our President and Chief Executive Officer) the sum of base salary plus the target bonus for the year in which such termination or resignation occurs and continued health benefits for the 12-month period (18-month period in the case of our President and Chief Executive Officer) following termination or resignation. Salary and bonus payments are payable in equal installments over the 12-month period following such termination or resignation. The aggregate potential payments under these employment agreements for terminations without Cause and resignations for Good Reason, including estimated costs associated with continued health benefits, is approximately $10.6 million as of March 31, 2014.

(9) Restructuring Activities

In September 2013, we initiated a global restructuring program designed to enhance our interaction with customers and suppliers, improve the efficiency of the Company’s operations and reduce operating expenses (collectively, the “Program”). The Program involves transitioning the management of our European organization from a national to regional basis, refining customer segmentation and focus within Europe and the United States and consolidating our leadership structure and operations in the Asia Pacific region. As part of the Program, the Company will also exit a variety of relatively small distribution and other facilities in North America, Europe and Asia. We expect the Program will enable us to better serve customers and to improve operational efficiency, competitiveness and business profitability. The Program was substantially initiated by December 31, 2013. All actions under the Program are expected to be completed in 2014.

During 2013, the Company recognized restructuring expenses under the Program of $32.5 million, of which $7.6 million related to the Americas segment and $24.9 million related to the EMEA-APAC segment. These expenses primarily related to severance and other employment-related costs and were primarily included in selling, general and administrative (“SG&A”) expenses in our statements of operations. We expect that no additional charges will be incurred under the Program.

The following table presents changes to accrued restructuring charges under the Program (in millions):

	Severance and Termination Benefits	Facilities- Related and Other	Total
Balance at December 31, 2013	$18.4	$0.6	$19.0
Cash payments	(9.3)	—	(9.3)

Balance at March 31, 2014	$9.1	$0.6	$9.7

(10) Benefit Programs

The Company sponsors various retirement and other benefit plans. Our significant benefit plans include a defined benefit plan in the United States (the “U.S. Retirement Plan”) and defined benefit plans in Germany, France and the UK (the “German, French and UK Plans”). The Company also sponsors certain other benefit plans applicable to both our U.S. and non-U.S. employees.

The following table presents the components of net periodic pension income for the U.S. Retirement Plan (in millions):

	Three Months Ended March 31,
	2014	2013
Service cost	$0.2	$0.2
Interest cost	2.4	2.2
Expected return on plan assets	(3.7)	(3.9)
Recognized net actuarial gain	(0.1)	—

Net periodic pension income	$(1.2)	$(1.5)

The following table presents the components of net periodic pension cost for the German, French and UK Plans (in millions):

	Three Months Ended March 31,
	2014	2013
Service cost	$0.4	$0.3
Interest cost	1.7	1.5
Expected return on plan assets	(1.4)	(1.1)
Recognized net actuarial loss	0.5	0.5

Net periodic pension cost	$1.2	$1.2

The Company made no contributions to the U.S. Retirement Plan during the three months ended March 31, 2014, and expects to make no contributions during the remainder of 2014. The Company made no contributions to the German, French and UK Plans during the three months ended March 31, 2014, and expects to make contributions of $0.4 million during the remainder of 2014.

In April 2014, certain eligible participants under the U.S. Retirement Plan were offered an opportunity to elect to receive their entire vested accrued benefit under the U.S. Retirement Plan in a lump sum or annuity. On June 1, 2014, this offer expired and approximately $35 million of plan assets are expected to be distributed to these participants, such payments satisfying approximately 15% of the U.S. Retirement Plan’s projected benefit obligation. Pending finalization of settlements under the U.S. Retirement Plan in June 2014, the Company expects to complete an actuarial analysis and recognize an actuarial gain during the second quarter of 2014.

(11) Other Income (Expense), net

Other income (expense), net, consists of net foreign currency exchange gains and losses. We have a significant amount of foreign-denominated debt on our U.S. dollar-denominated balance sheet. The translation of foreign-denominated debt obligations on our U.S. dollar-denominated balance sheet is reported in other income (expense), net, as foreign currency exchange gains or losses each period. Such gains or losses are substantially unrealized and relate to the weakening or strengthening of the euro against the U.S. dollar, respectively. As a result, our operating results are exposed to fluctuations in foreign currency exchange rates, principally with respect to the euro.

(12) Income Taxes

(a) Income Tax Provision

The tax provision recognized during the three months ended March 31, 2014 is primarily the result of taxes on operating profits in our foreign and domestic operations as well as from an increase in valuation allowances primarily attributable to our foreign operations.

The tax provision recognized during the three months ended March 31, 2013 is primarily the result of taxes on operating profits in our foreign operations and from domestic income, primarily attributable to our recognition of significant net exchange gains as well as from an increase in valuation allowances primarily attributable to our foreign operations.

(b) Uncertain Tax Positions

We conduct business globally and, as a result, the Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities mainly throughout North America and Europe, including jurisdictions in which we have significant operations such as Germany, France, the UK, Belgium, Sweden, Canada, Switzerland and the U.S. We have concluded all U.S. federal income tax matters for years through 2005. Substantially all income tax matters in the major foreign jurisdictions that we operate have been concluded for years through 2009. Substantially all U.S. state and local income tax matters have been finalized through 2005.

During the three months ended March 31, 2014, our reserve for unrecognized tax benefits increased by $3.7 million primarily as a result of tax positions we expect to take or took across various jurisdictions. At March 31, 2014, our reserve for unrecognized tax benefits was $61.6 million, exclusive of interest and penalties. While it is reasonably possible that the amount of unrecognized tax benefits will change in the next twelve months, management does not expect the change to have a significant impact on the results of operations or the financial position of the Company.

(13) Comprehensive Income or Loss

The following table presents changes in the components of accumulated other comprehensive income or loss, net of tax (in millions):

	Accumulated Other Comprehensive Income (Loss)
	Foreign Currency Translation	Derivative Instruments	Defined Benefit Plans	Total
Balance at December 31, 2013	$13.3	$(2.1)	$(8.7)	$2.5
Net unrealized loss arising during the period	(6.1)	(0.6)	—	(6.7)
Reclassification of realized losses into earnings	—	0.2	0.3	0.5

Balance at March 31, 2014	$7.2	$(2.5)	$(8.4)	$(3.7)

The following table presents details about reclassifications of (gains) losses from accumulated other comprehensive income or loss into earnings by component (in millions):

		Three Months Ended March 31,
	Component of Earnings	2014	2013
Derivative instruments:
Foreign currency forward contracts	Cost of goods sold	$0.2	$(1.1)
	Interest expense	0.2	0.3
	Loss on extinguishment of debt	—	0.4
	Income tax benefit	(0.2)	—

		$0.2	$(0.4)

Defined benefit plans:
Net actuarial loss	Selling, general and administrative expenses	$0.4	$0.5
	Income tax benefit	(0.1)	(0.2)

		$0.3	$0.3

The following table presents the income tax effects of the components of comprehensive income or loss (in millions):

	Three Months Ended March 31,
	2014	2013
Derivative instruments:
Benefit (provision) arising during the period	$0.3	$(0.7)
Reclassification of benefit into earnings	(0.2)	—
Defined benefit plans:
Reclassification of benefit into earnings	(0.1)	(0.2)

(14) Segment Financial Information

We report financial results on the basis of two reportable segments: (1) North, Central and South America (collectively, the “Americas”); and (2) Europe, Middle East, Africa and Asia Pacific (collectively, “EMEA-APAC”). Both the Americas and EMEA-APAC segments are engaged in the distribution of laboratory and production equipment and supplies to customers in the pharmaceutical, biotechnology, medical device, chemical, technology, food processing, healthcare, mining and consumer products industries, as well as governmental agencies, universities and research institutes and environmental organizations, within their respective geographic regions.

Prior to January 1, 2014, we had three reportable segments: Americas, Europe and Science Education. Effective January 1, 2014, we changed our reportable segments to align with our new basis of managing the business. Science Education no longer qualifies as a reportable segment because it has been fully integrated into our U.S. Lab and Distribution Services (“US Lab”) business. In addition, we realigned our operations throughout Asia Pacific under European leadership. We have recast all reportable segment financial data herein to conform to the current segment presentation.

(a) Basis of Determining Segments

Our Company is comprised of three operating segments: (1) US Lab; (2) a collection of laboratory supply and other distribution businesses primarily operating in North, Central and South America (collectively, “Emerging Businesses”); and (3) EMEA-APAC. Our operating segments are differentiated by geographic dispersion, which corresponds to the manner in which our chief operating decision maker evaluates performance. We present two reportable segments because we have aggregated US Lab and Emerging Businesses into the Americas reportable segment due to their high degree of economic similarity.

Corporate costs are managed centrally and attributed to the Americas segment.

(b) Segment Financial Information

The following table presents selected reportable segment financial information (in millions):

	Three Months Ended March 31,
	2014	2013
Net sales:
Americas	$568.4	$579.8
EMEA-APAC	488.2	444.5

Total	$1,056.6	$1,024.3

Operating income:
Americas	$29.6	$25.2
EMEA-APAC	47.4	38.3

Total	$77.0	$63.5

Inter-segment activity has been eliminated; therefore, net sales reported for each reportable segment are substantially all from external customers.

(15) Subsequent Events

On July 31, 2014, we completed an internal recapitalization pursuant to which Holdings exchanged all of its interests in our common stock and redeemable convertible preferred stock for an aggregate of 1,000,000 newly-issued shares of our common stock.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

VWR Corporation:

We have audited the accompanying consolidated balance sheets of VWR Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income or loss, redeemable equity, stockholder’s equity and cash flows for each of the years in the three-year period ended December 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed on the index on page F-1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VWR Corporation and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 24, 2014, except for Note 24,

        as to which the date is August 1, 2014

VWR CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(in millions, except share and per share data)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$135.6	$139.8
Compensating cash balance	25.9	246.9
Trade accounts receivable, net of reserves of $14.8 and $14.4, respectively	585.6	596.9
Other receivables	68.5	61.8
Inventories	365.1	330.0
Other current assets	35.1	35.9

Total current assets	1,215.8	1,411.3
Property and equipment, net	247.6	234.1
Goodwill	1,926.5	1,877.4
Other intangible assets, net	1,724.5	1,787.2
Other assets	94.6	92.0

Total assets	$5,209.0	$5,402.0

Liabilities, Redeemable Equity and Stockholder’s Equity
Current liabilities:
Current portion of debt and capital lease obligations	$71.0	$393.5
Accounts payable	462.7	412.4
Other current liabilities	212.1	202.1

Total current liabilities	745.8	1,008.0
Debt and capital lease obligations, net of current portion	2,783.4	2,755.1
Deferred income taxes	446.1	463.7
Other liabilities	137.3	141.2

Total liabilities	4,112.6	4,368.0

Commitments and contingencies (Note 12)
Redeemable equity:
Redeemable convertible preferred stock, $0.01 par value; 1,500,000 shares authorized; 378,028 and 380,652 shares issued and outstanding, respectively (liquidation value of $629.5 as of December 31, 2013)	629.5	586.5
Redeemable equity units of parent	41.1	41.4

Total redeemable equity	670.6	627.9

Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	723.9	770.2
Accumulated deficit	(300.6)	(314.7)
Accumulated other comprehensive income (loss)	2.5	(49.4)

Total stockholder’s equity	425.8	406.1

Total liabilities, redeemable equity and stockholder’s equity	$5,209.0	$5,402.0

See accompanying notes to consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(in millions, except share and per share data)

	Year Ended December 31,
	2013	2012	2011
Net sales	$4,187.8	$4,129.4	$4,161.1
Cost of goods sold	2,991.5	2,962.0	2,981.6

Gross profit	1,196.3	1,167.4	1,179.5
Selling, general and administrative expenses	942.3	915.4	913.6

Operating income	254.0	252.0	265.9
Interest expense	(191.8)	(201.8)	(202.4)
Interest income	1.1	2.3	2.8
Other income (expense), net	(38.8)	(15.1)	21.8
Loss on extinguishment of debt	(2.0)	(25.5)	—

Income before income taxes	22.5	11.9	88.1
Income tax provision	(8.4)	(8.1)	(30.4)

Net income	14.1	3.8	57.7
Accretion of dividends on redeemable convertible preferred stock	(47.9)	(45.5)	(42.4)

Net (loss) income applicable to common stockholders	$(33.8)	$(41.7)	$15.3

(Loss) earnings per share—basic and diluted	$(33,800.00)	$(41,700.00)	$15,300.00
Weighted average shares outstanding—basic and diluted	1,000	1,000	1,000

See accompanying notes to consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income or Loss

(in millions)

	Year Ended December 31,
	2013	2012	2011
Net income	$14.1	$3.8	$57.7
Other comprehensive income (loss), net of taxes:
Foreign currency translation:
Net unrealized gain (loss) arising during the period	40.6	35.3	(50.0)
Derivative instruments:
Net unrealized gain (loss) arising during the period	2.6	0.5	(1.5)
Reclassification of (gains) losses into earnings	(3.4)	3.4	4.6
Defined benefit plans:
Net unrealized gain (loss) arising during the period	10.6	(9.2)	(13.8)
Reclassification of actuarial losses into earnings	1.5	0.8	0.3

Other comprehensive income (loss)	51.9	30.8	(60.4)

Comprehensive income (loss)	$66.0	$34.6	$(2.7)

See accompanying notes to consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Redeemable Equity and Stockholder’s Equity

(in millions, except share data)

For the Years Ended December 31, 2013, 2012 and 2011

	Redeemable Equity				Stockholder’s Equity
	Redeemable Convertible Preferred Stock		Redeemable Equity Units of Parent	Total	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount			Shares	Amount
Balance at December 31, 2010	389,095	$512.8	$50.0	$562.8	1,000	$—	$848.4	$(376.2)	$(19.8)	$452.4
Capital contributions from parent	2,826	2.8	—	2.8	—	—	—	—	—	—
Share-based compensation expense related to parent	—	—	—	—	—	—	2.3	—	—	2.3
Repurchases of redeemable convertible preferred stock	(916)	(1.3)	—	(1.3)	—	—	1.3	—	—	1.3
Reclassifications of redeemable equity units	—	—	6.8	6.8	—	—	(6.8)	—	—	(6.8)
Reclassifications to other current liabilities upon notification of redemption	—	—	(2.9)	(2.9)	—	—	—	—	—	—
Accretion of dividends on redeemable convertible preferred stock	—	42.4	—	42.4	—	—	(42.4)	—	—	(42.4)
Net income	—	—	—	—	—	—	—	57.7	—	57.7
Other comprehensive loss	—	—	—	—	—	—	—	—	(60.4)	(60.4)

Balance at December 31, 2011	391,005	556.7	53.9	610.6	1,000	—	802.8	(318.5)	(80.2)	404.1
Capital contributions from parent	409	0.4	—	0.4	—	—	—	—	—	—
Share-based compensation expense related to parent	—	—	—	—	—	—	0.9	—	—	0.9
Repurchases of redeemable convertible preferred stock	(10,762)	(16.1)	—	(16.1)	—	—	16.1	—	—	16.1
Reclassifications of redeemable equity units	—	—	4.1	4.1	—	—	(4.1)	—	—	(4.1)
Reclassifications to other current liabilities upon notification of redemption	—	—	(16.6)	(16.6)	—	—	—	—	—	—
Accretion of dividends on redeemable convertible preferred stock	—	45.5	—	45.5	—	—	(45.5)	—	—	(45.5)
Net income	—	—	—	—	—	—	—	3.8	—	3.8
Other comprehensive income	—	—	—	—	—	—	—	—	30.8	30.8

Balance at December 31, 2012	380,652	586.5	41.4	627.9	1,000	—	770.2	(314.7)	(49.4)	406.1
Capital contributions from parent	1,425	1.4	—	1.4	—	—	—	—	—	—
Share-based compensation expense related to parent	—	—	—	—	—	—	0.6	—	—	0.6
Repurchases of redeemable convertible preferred stock	(4,049)	(6.3)	—	(6.3)	—	—	6.3	—	—	6.3
Reclassifications of redeemable equity units	—	—	5.3	5.3	—	—	(5.3)	—	—	(5.3)
Reclassifications to other current liabilities upon notification of redemption	—	—	(5.6)	(5.6)	—	—	—	—	—	—
Accretion of dividends on redeemable convertible preferred stock	—	47.9	—	47.9	—	—	(47.9)	—	—	(47.9)
Net income	—	—	—	—	—	—	—	14.1	—	14.1
Other comprehensive income	—	—	—	—	—	—	—	—	51.9	51.9

Balance at December 31, 2013	378,028	$629.5	$41.1	$670.6	1,000	$—	$723.9	$(300.6)	$2.5	$425.8

See accompanying notes to consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in millions)

	Year Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income	$14.1	$3.8	$57.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	130.0	125.9	120.9
Net unrealized translation loss (gain)	41.6	16.0	(22.7)
Net unrealized gain on interest rate swaps	—	(12.3)	(22.9)
Impairment charges	2.8	—	3.3
Share-based compensation expense related to parent	0.6	0.9	2.3
Amortization of debt issuance costs	7.6	11.5	9.6
Deferred income tax benefit	(28.9)	(26.3)	(4.4)
Loss on extinguishment of debt	2.0	25.5	—
Other, net	0.4	3.8	6.0
Changes in working capital, net of business acquisitions:
Trade accounts receivable	25.9	(14.3)	(23.3)
Inventories	(28.4)	(4.1)	6.9
Other current and non-current assets	(6.3)	(10.8)	(15.0)
Accounts payable	36.2	(32.0)	(9.2)
Other liabilities	3.3	(52.9)	30.1

Net cash provided by operating activities	200.9	34.7	139.3

Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(44.4)	(113.3)	(168.5)
Capital expenditures	(45.3)	(51.8)	(42.5)
Other investing activities	0.2	4.2	1.8

Net cash used in investing activities	(89.5)	(160.9)	(209.2)

Cash flows from financing activities:
Proceeds from debt	436.5	1,424.1	545.1
Repayment of debt	(546.7)	(1,287.0)	(460.8)
Net change in bank overdrafts	(221.2)	55.5	105.4
Net change in compensating cash balance	221.0	(61.5)	(100.0)
Proceeds from equity incentive plans of parent	1.4	0.4	2.8
Repurchases of redeemable convertible preferred stock	(6.3)	(16.1)	(1.3)
Debt issuance costs	(2.6)	(17.1)	(0.9)

Net cash (used in) provided by financing activities	(117.9)	98.3	90.3

Effect of exchange rate changes on cash	2.3	3.1	2.1

Net (decrease) increase in cash and cash equivalents	(4.2)	(24.8)	22.5
Cash and cash equivalents at beginning of period	139.8	164.6	142.1

Cash and cash equivalents at end of period	$135.6	$139.8	$164.6

Supplemental disclosures of cash flow information:
Cash paid for interest	$186.5	$207.9	$207.6
Cash paid for income taxes, net	37.3	45.7	26.8

See accompanying notes to consolidated financial statements.

VWR CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) Nature of Operations

VWR Corporation and its consolidated subsidiaries (collectively, the “Company,” “VWR,” “we,” “us” and “our”) offer a well-established distribution and services network that reaches thousands of specialized labs and facilities spanning the globe. We distribute laboratory supplies, including chemicals, glassware, equipment, instruments, protective clothing, production supplies and other assorted laboratory products, which we acquire from a variety of sources including our branded and private label suppliers and our internal manufacturing operations. In addition, VWR further supports its customers by providing on-site services, storeroom management, product procurement, supply chain systems integration, cleanroom services, scientific services and technical services, including laboratory and furniture design, supply and installation. Services comprise a relatively small portion of our net sales. Our extensive offerings are marketed to global, regional and local customers in support of research, production, healthcare and other scientific endeavors. We reach our customers through a global distribution network, providing distribution services to a highly fragmented supply chain by offering products from a wide range of manufacturers to a large number of customers.

(2) Basis of Presentation

We report financial results on the basis of two reportable segments organized by geographical region: (1) North, Central and South America (collectively, the “Americas”); and (2) Europe, Middle East, Africa and Asia Pacific (collectively, “EMEA-APAC”).

Effective January 1, 2014, we changed our reportable segments to align with our new basis of managing the business. We have recast all reportable segment financial data herein to conform to the current segment presentation. For more information, see Note 21.

Principles of Consolidation

The following diagram depicts our organizational structure as of December 31, 2013:

On June 29, 2007, VWR Funding, Inc. was acquired by affiliates of Madison Dearborn Partners, LLC (“Madison Dearborn”) pursuant to a Merger (the “Merger”). After giving effect to the Merger and related transactions, VWR Funding, Inc. became the direct, wholly-owned subsidiary of VWR Corporation and VWR Corporation became the directly, wholly-owned subsidiary of Varietal Distribution Holdings, LLC. Private equity funds managed by Madison Dearborn hold a controlling interest in Varietal Distribution Holdings, LLC.

The accompanying consolidated financial statements include the accounts of VWR Corporation, its subsidiaries and certain accounts of its parent after elimination of intercompany balances and transactions. The following describes our corporate organization and the principles followed in consolidating our financial statements:

•	Varietal Distribution Holdings, LLC (“Holdings” or “parent”)—We are a wholly-owned subsidiary of Holdings, a Delaware limited liability company. Our consolidated balance sheets reflect Holdings’ investment cost basis in the assets and liabilities acquired in the Merger and the estimated fair values of those assets and liabilities at that time. This resulted in a significant increase in the carrying value of our identifiable intangible assets and goodwill. In addition, we re-valued our pension obligations, recorded significant deferred tax liabilities and certain deferred tax assets and incurred substantial additional indebtedness.

Holdings also sponsors a share-based compensation program for the benefit of our employees and others. We present the expense related to this program (“share-based compensation expense related to parent”) in our consolidated statements of operations and related changes to equity within our consolidated statements of stockholder’s equity. We also present in our consolidated balance sheets the redemption value of the portion of Holdings’ equity related to this program to the extent that redemption is outside of Holdings’ or our control (“redeemable equity units of parent”). See Notes 13 and 14 for additional information.

•	VWR Corporation (together with its subsidiaries, the “Company, “we,” “us,” and “our”)—VWR Corporation, a Delaware corporation, was formed pursuant to the Merger as VWR Investors, Inc. and has no operations other than its ownership of VWR Funding, Inc. In June 2014, VWR Investors, Inc. changed its name to VWR Corporation, and our consolidated financial statements refer to us using this new name.

•	VWR Funding, Inc. and subsidiaries (“Funding”)—Funding is our wholly-owned subsidiary and is the sole issuer of our indebtedness. Our consolidated financial statements include all of the accounts of Funding and its subsidiaries after the elimination of intercompany balances and transactions. Although Funding is our wholly-owned subsidiary, Funding’s debt agreements contain covenants that prevent us from, among other things, receiving dividends from Funding. See Notes 10 and 23 for additional information.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, expenses, income and loss during the reporting period. For example, significant estimates and assumptions were made in determining triggering events and in quantifying impairments of our assets (Note 8), the fair value of our financial instruments (Note 11), the need for valuation allowances on deferred taxes (Note 18) and the discount rates and expected return on plan assets of our pension plans (Note 16), among others. Those estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and known facts and circumstances, including the current economic environment. Unfavorable global economic conditions, when present, increase the uncertainty inherent in such estimates and assumptions. We adjust such estimates and assumptions when we believe the facts and circumstances warrant an adjustment. As future events and their effects cannot be determined with precision, actual results could differ significantly from those estimates.

Earnings or Loss Per Share

During the years ended December 31, 2013, 2012 and 2011, there were no differences in the amount of basic and diluted earnings or loss per share because the conditions for potential conversion of our redeemable convertible preferred stock had not been met during those periods. The redeemable convertible preferred stock may have a dilutive effect on earnings per share in future periods.

(3) Summary of Significant Accounting Policies

(a) Cash, Cash Equivalents and Compensating Cash Balance

Cash and cash equivalents are comprised of highly liquid investments with original maturities of three months or less, primarily consisting of euro-denominated overnight deposits and investments in money market funds.

Our notional cash pooling arrangement is with a single financial institution with specific provisions for the right to offset positive and negative cash balances. However, we believe it is unlikely that we would offset an underlying cash deficit with a cash surplus from another country. Accordingly, we classify a positive amount of cash, equal to the aggregate bank overdraft position of subsidiaries participating in our notional cash pooling arrangement, as a compensating cash balance separate from cash and cash equivalents. Due to the nature of these bank overdraft positions, all amounts have been classified within current portion of debt and capital lease obligations at each period-end.

(b) Trade Accounts Receivable

The carrying amount of trade accounts receivable includes a reserve representing our estimate of the amounts that will not be collected and for estimated sales returns and allowances. In addition to reviewing delinquent accounts receivable, we consider many factors in estimating our reserve, including historical data, experience, customer types, creditworthiness and economic trends. From time to time, we may adjust our assumptions for anticipated changes in any of these or other factors expected to affect collectability.

Trade accounts receivable reflects a diverse customer base and our wide geographic dispersion of businesses. As a result, no significant concentrations of credit risk existed as of December 31, 2013 or 2012.

(c) Inventories

Our inventories consist primarily of products held for sale and do not contain any other material elements of cost. Inventories are valued at the lower of cost or market, cost being primarily determined by the last-in, first-out (“LIFO”) method for our U.S. subsidiaries and the first-in, first-out method for all other subsidiaries. We periodically review quantities of inventories on hand and compare these amounts to the expected use of each product or product line. We record a charge to cost of goods sold for the amount required to reduce the carrying value of inventory to net realizable value. The table below shows the percentage of inventories determined using the LIFO method and the amount by which the LIFO cost is less than the current cost for each period (amounts in millions).

	December 31,
	2013	2012
Percent using LIFO method	39%	45%
Amount less than current cost	$19.4	$17.9

(d) Property and Equipment

Property and equipment are recorded at cost. Property and equipment held under capital leases are recorded at the present value of minimum lease payments. Depreciation is calculated using the straight-line method over estimated useful lives of 10 to 40 years for buildings and improvements and 3 to 15 years for equipment and computer software. Property and equipment held under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the estimated remaining life of the lease. Costs for repairs and maintenance that do not significantly increase the value or estimated lives of property and equipment are treated as expense as such costs are incurred.

(e) Impairment of Long-Lived Assets

We evaluate the recoverability of long-lived assets used in operations when events or changes in circumstances indicate a possible inability to recover carrying amounts. The Company assesses recoverability by comparing the carrying value of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If an asset is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset’s carrying value exceeds its fair value.

(f) Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired in connection with the Merger and acquisitions subsequent to the Merger. Our amortizable intangible assets primarily relate to customer relationships and are amortized over their estimated useful lives on a straight-line basis. Our indefinite-lived intangible assets relate to our trademarks and tradenames and are not amortized.

We reevaluate the estimated useful lives of our intangible assets annually. We determined that our trademarks and tradenames have indefinite lives because they do not have legal, regulatory, contractual, competitive or economic limitations and are expected to contribute to the generation of cash flows indefinitely.

Goodwill and other indefinite-lived intangible assets are not amortized and are tested annually for impairment or between the annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of the asset below its carrying amount. Amortizable intangible assets are reviewed for impairment whenever indication of potential impairment exists.

Indefinite-lived intangible assets are tested for impairment prior to testing of goodwill or amortizable intangible assets. An impairment charge is measured if the carrying value of an indefinite-lived intangible asset exceeds its fair value. We evaluate the recoverability of our amortizable intangible assets by comparing the carrying value to estimated undiscounted future cash flows expected to be generated. If an amortizable intangible asset is considered impaired, the impairment charge to be recognized is measured as the amount by which the asset’s carrying value exceeds its fair value.

Goodwill impairment testing is performed at the reporting unit level. We have determined that our reporting units are the same as our operating segments, and we have elected to perform our annual impairment testing on October 1 of each year. The goodwill impairment analysis consists of an optional qualitative assessment potentially followed by a two-step quantitative analysis. First, we have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of each reporting unit is less than its carrying amount. If we determine that this is the case, or if we elect not to perform a qualitative assessment, we then perform a two-step quantitative analysis. The first step of the quantitative analysis (“Step 1”) involves comparing the reporting unit’s estimated fair value to its carrying value, including goodwill. If the estimated fair value exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value exceeds its estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment, if any. The second step of the quantitative analysis (“Step 2”) involves calculating an implied fair value of goodwill, determined in a manner similar to the amount of goodwill calculated in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill, there is no impairment. If the carrying value of goodwill exceeds the implied fair value of goodwill, an impairment charge is recorded for the excess. Goodwill impairments cannot be reversed in subsequent periods.

(g) Financial Instruments and Fair Value Measurements

Fair value is defined as an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as shown below. An instrument’s classification within the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2—Inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability

•	Level 3—Inputs that are unobservable for the asset or liability based on the Company’s own assumptions (about the assumptions market participants would use in pricing the asset or liability)

All derivatives, whether designated for hedging relationships or not, are recorded on the balance sheet at fair value. For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy, the hedged instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument’s effectiveness will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in the results of operations. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in accumulated other comprehensive income or loss and are recognized in the results of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the results of operations. Cash flows from derivatives that are accounted for as hedges are classified in the statement of cash flows in the same category as the item being hedged or on a basis consistent with the nature of the instrument. Cash flows from our interest rate swap arrangements are classified in the statement of cash flows within operating activities consistent with the classification of interest. For derivative instruments not designated as hedging instruments, changes in fair value are recognized in the results of operations in the current period. See Note 11(c).

(h) Revenue Recognition

We record product revenue on a gross basis when persuasive evidence of an arrangement exists, the price is fixed or determinable, title and risk of loss have been transferred to the customer and collectability of the resulting receivable is reasonably assured. Title and risk of loss is transferred at the time of shipment or upon delivery to customers, depending upon the terms of the arrangement with the customer. Products are delivered without post-sale obligations to the customer. Provisions for discounts, rebates to customers, sales returns and other adjustments are provided for as a reduction of sales in the period the related sales are recorded.

Our service revenues include on-site services, storeroom management, product procurement, supply chain systems integration, cleanroom services, scientific services and technical services, including laboratory and furniture design, supply and installation. Services comprise a relatively small portion of our net sales. Revenues related to scientific and technical services and on-site services are recognized as the services are performed. Certain of our arrangements to provide on-site services contain multiple elements. We recognize revenue separately for each element based on the relative selling price method. The majority of contracts associated with our laboratory and furniture design, supply and installation are recorded under the percentage-of-completion method of accounting. Profits recognized on contracts in process are based upon estimated contract revenue and cost to completion. Cost to completion is measured based on actual costs incurred to date compared to total estimated costs. Typically, the duration of such projects does not extend beyond two months.

We record shipping and handling charges billed to customers in net sales and record shipping and handling costs in cost of goods sold for all periods presented. Sales taxes, value-added taxes and certain excise taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

(i) Share-Based Compensation

The Company expenses the grant-date fair value of share-based awards over the vesting period during which services are performed. See Note 13.

(j) Insurance

We maintain commercial insurance programs with third parties in the areas of executive risk, commercial property, business interruption and casualty (including product liability). We also self-insure certain risks inherent in our business which, taken together with the deductible levels and exclusions contained within our third party programs, results in our recording of accruals for incurred claims. Our ultimate exposure may be mitigated by amounts we expect to recover from third parties associated with such claims.

(k) Advertising

We expense advertising costs as incurred, except for certain direct-response advertising, which is capitalized and amortized over its expected period of future benefit, generally between 12 to 48 months. Capitalized direct-response advertising, which is included in other current assets and other assets, consists of catalog production and mailing costs that are expensed over the estimated useful life from the date catalogs are mailed. Capitalized direct-response advertising as of December 31, 2013 and 2012, were $3.0 million and $4.4 million, respectively. The table below shows total advertising expense, including amortization of capitalized direct-response advertising costs, for each of the reporting periods (in millions).

	Year Ended December 31,
	2013	2012	2011
Advertising expense	$16.2	$16.8	$23.5

(l) Pensions and Other Postretirement Plans

We have defined benefit plans covering certain of our employees. The benefits include pension, salary continuance, life insurance and healthcare. Benefits are accrued over the employees’ service periods. The Company uses actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of expense. Differences between actual and expected results or changes in the value of defined benefit obligations and plan assets are not recognized in earnings as they occur but, rather, systematically over subsequent periods. See Note 16.

(m) Foreign Currency Translation

Assets and liabilities of our foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using period-end exchange rates. Revenues, expenses, income and losses are translated using average exchange rates. Resulting translation adjustments are reported in accumulated other comprehensive income or loss as a separate component of stockholder’s equity. Foreign currency transaction gains and losses are reported in other income (expense), net within our statements of operations, except for gains and losses associated with the purchase of inventories and related derivative financial instruments, which are reported in cost of goods sold within our statements of operations.

(n) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes and net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We record a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which a change in judgment occurs, as a result of information that arises or when a tax position is effectively settled. We recognize accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in our consolidated financial statements. See Note 18.

(o) Earnings or Loss per Share

Basic earnings or loss per share is calculated by dividing net income or loss available to common stockholders by the weighted average shares of common stock outstanding for the period. Diluted earnings or loss per share is calculated by dividing net income or loss by the weighted average shares of common stock outstanding for the period plus amounts representing the dilutive effect of securities that are convertible into common stock. Preferred dividends are deducted from net income or loss in arriving at net income or loss attributable to common stockholders. The Company calculates diluted earnings or loss per common share using the treasury stock method, the as-if-converted method, and the two-class method, as applicable.

(4) New Accounting Standards

In May 2014, the Financial Accounting Standards Board issued comprehensive new revenue recognition guidance. The new guidance is effective for us beginning in the first quarter of fiscal 2017. We are currently evaluating the impact of this pronouncement.

(5) Acquisitions

Our results of operations include the effects of certain business acquisitions noted below (the “Acquisitions”) as well as other miscellaneous acquisitions:

•	On December 31, 2013, we acquired TEK Products, Inc. (“TEK”), a domestic supplier of laboratory and cleanroom consumables and services and provider of cleanroom and industrial laundry services.

•	On July 1, 2013, we acquired United Biochemicals Inc. (“UBI”), a domestic manufacturer and supplier of high purity buffers and biochemicals for research, development and manufacturing processes.

•	On April 2, 2013, we acquired Basan UK Limited (“Basan UK”), a distributor of cleanroom products and services in the United Kingdom.

•	On April 2, 2013, we acquired Prolab Laboratuar Teknolojileri Limited (“Prolab”), a distributor of scientific laboratory supplies in Turkey and Germany.

•	On March 1, 2013, we acquired certain assets from Metro Servicios to support our new laboratory distribution business in Costa Rica (“CR Lab”). CR Lab is based in the Republic of Costa Rica.

•	On December 4, 2012, we acquired Labonord SAS and Switch BVBA (“Labonord” and “Switch,” respectively). Labonord is a distributor of consumables and chemicals based in France. Belgium-based Switch manufactures cytology and histology reagents and dyes that are distributed through Labonord and an independent distribution partner to customers in France, Belgium and the Netherlands.

•	On November 1, 2012, we acquired Lab 3 Limited (“Lab 3”), a distributor of scientific laboratory supplies and services headquartered in the United Kingdom.

•	On September 6, 2012, we acquired Sovereign Group (“Sovereign”), a distributor of laboratory products with distribution centers and sales organizations in Brazil, Argentina and the United States.

•	On September 3, 2012, we acquired the mining laboratory supply business of KLEN International (“KLEN”) with operations in Australia.

•	On June 1, 2012, we acquired basan GmbH, including its subsidiaries with operations in Germany, the Netherlands, France, Italy, Singapore and Malaysia (collectively, “basan”). basan is a distributor of products and related services for cleanrooms in Europe and southeast Asia.

•	On April 2, 2012, we acquired VITRUM Praha, spol. s.r.o. and VITRUM Roznov s.r.o. (collectively, “VITRUM”), distributors of scientific laboratory supplies in the Czech Republic.

•	On September 1, 2011, we acquired INTERNATIONAL P.B.I. S.p.A. (“PBI”), a distributor of laboratory equipment and products in Italy.

•	On September 1, 2011, we acquired LabPartner (Shanghai) Co., Ltd. (“LabPartner”). LabPartner is based in Shanghai, China and provides lab equipment, reagents, consumables and services for research and development.

•	On August 1, 2011, we acquired Anachemia Canada Inc. and its affiliates (“Anachemia”). Anachemia, based in Montreal, Canada, manufactures certain chemicals and materials and distributes chemicals, laboratory supplies and equipment in Canada, the United States, South America and Mexico.

•	On June 1, 2011, we acquired BioExpress Corp. (“BioExpress”), a domestic distributor of laboratory supplies in the education, biotechnology and government market segments.

•	On May 2, 2011, we acquired Trenka Industriebedarf Handelsgesellschaft m.b.H. (“Trenka”), a distributor of industrial clothing, testing equipment and personal protection equipment in Austria.

•	On March 31, 2011, we acquired Alfalab Hurtownia Chemiczna Sp. z o.o (“Alfalab”), a scientific laboratory supply distributor in Poland.

•	On February 1, 2011, we acquired AMRESCO Inc. (“AMRESCO”), a domestic supplier and manufacturer of high quality biochemicals and reagents for molecular biology, life science, proteomics, diagnostics, molecular diagnostics and histology areas of research and production.

None of the Acquisitions had an individually material impact on our consolidated financial statements. The Acquisitions were funded through a combination of cash and cash equivalents on hand and incremental borrowings under the Company’s credit facilities. The results of AMRESCO, BioExpress, Anachemia, KLEN,

Sovereign, CR Lab, UBI and TEK have been included in our Americas segment, and the results of Alfalab, Trenka, Labpartner, PBI, VITRUM, basan GmbH, Lab 3, Labonord, Switch, Prolab and Basan UK have been included in our EMEA-APAC segment, each from their respective dates of acquisition.

The aggregate purchase price, net of cash acquired, for the acquisitions made during 2013 was $47.5 million, comprised of $6.8 million of net tangible assets assumed, $18.2 million of intangible assets and a residual amount of $22.5 million allocated to goodwill. The weighted average life of intangible assets acquired was 7.6 years .

The aggregate purchase price, net of cash acquired, for the acquisitions made during 2012 was $115.1 million, comprised of $11.5 million of net tangible assets, $44.0 million of intangible assets and a residual amount of $59.6 million allocated to goodwill. The weighted average life of intangible assets acquired was 11.4 years.

The aggregate purchase price, net of cash acquired, for the acquisitions made during 2011 was $169.9 million, comprised of $28.1 million of net tangible assets, $69.3 million of intangible assets, and a residual amount of $72.5 million allocated to goodwill. The weighted average life of intangible assets acquired was 9.7 years.

The purchase price allocations for the acquisitions of UBI and TEK are preliminary pending finalization of closing balance sheets and may be adjusted subsequently.

The following table presents unaudited supplemental pro forma financial information as if the Acquisitions had occurred as of January 1, 2012 (in millions):

	Year Ended December 31,
	2013	2012
Net sales	$4,216.0	$4,247.0
Income before income taxes	24.1	20.4

These results do not purport to be indicative of the results of operations which actually would have resulted had the Acquisitions occurred on January 1, 2012, or of the future results of operations of the Company.

On March 3, 2014, we acquired Peqlab Biotechnologie GmbH, including its subsidiaries and operations in the United States, the United Kingdom, Austria and Germany (collectively, “Peqlab”). Peqlab is headquartered in Germany and develops, manufactures and supplies molecular and cell biology reagents, consumables and instruments. On June 1, 2014, we acquired LABRepCo, LLC (“LABRepCo”), a domestic consultative distributor of laboratory capital equipment. Collectively, Peqlab and LABRepCo have annual net sales of approximately $50 million.

(6) Property and Equipment

The following table presents the components of property and equipment, net (in millions):

	December 31,
	2013	2012
Land	$20.2	$17.7
Buildings and improvements	159.2	147.0
Equipment and computer software	252.4	225.8
Capital additions in process	5.0	3.8

	436.8	394.3
Less accumulated depreciation	(189.2)	(160.2)

Property and equipment, net	$247.6	$234.1

The following table presents depreciation expense, including amortization of assets recorded under capital leases (in millions):

	Year Ended December 31,
	2013	2012	2011
Depreciation expense	$38.3	$36.0	$32.3

(7) Goodwill and Other Intangible Assets, net

The following table presents changes in goodwill by reportable segment (in millions):

	Americas	EMEA-APAC	Total
Balance at December 31, 2011	$990.8	$804.3	$1,795.1
Acquisitions (Note 5)	21.9	37.9	59.8
Currency translation	1.8	20.4	22.2
Other	0.1	0.2	0.3

Balance at December 31, 2012	1,014.6	862.8	1,877.4
Acquisitions (Note 5)	13.9	9.1	23.0
Currency translation	(7.5)	33.6	26.1

Balance at December 31, 2013	$1,021.0	$905.5	$1,926.5

The following table presents the gross amount of goodwill and accumulated impairment losses by reportable segment (in millions):

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount
Americas	$1,216.3	$195.3	$1,021.0	$1,209.9	$195.3	$1,014.6
EMEA-APAC	905.5	—	905.5	862.8	—	862.8

Total	$2,121.8	$195.3	$1,926.5	$2,072.7	$195.3	$1,877.4

The following table presents the components of other intangible assets (in millions):

	December 31, 2013			December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Customer relationships	$1,494.2	$479.9	$1,014.3	$1,466.3	$391.7	$1,074.6
Other	90.4	70.0	20.4	86.5	57.0	29.5

Total	1,584.6	549.9	1,034.7	1,552.8	448.7	1,104.1
Indefinite-lived intangible assets:
Trademarks and tradenames	689.8	—	689.8	683.1	—	683.1

Other intangible assets	$2,274.4	$549.9	$1,724.5	$2,235.9	$448.7	$1,787.2

The following table presents amortization expense (in millions):

	Year Ended December 31,
	2013	2012	2011
Amortization expense	$91.7	$89.9	$88.6

The following table presents estimated amortization expense for each of the five succeeding years and thereafter (in millions):

Year ending December 31,
2014	$89.7
2015	84.6
2016	83.4
2017	82.4
2018	81.5
Thereafter	613.1

$1,034.7

(8) Impairment Testing

See Note 3(e) and Note 3(f) for a summary of our significant accounting policies relating to impairment testing, including the determination of our reporting units.

Goodwill impairment testing is performed at the reporting unit level, and we have determined that our reporting units are the same as our operating segments. As of December 31, 2013, our operating segments consisted of (1) U.S. Lab and Distribution Services (“US Lab”), (2) a collection of laboratory supply and other distribution businesses primarily operating in North, Central and South America (collectively, “Emerging Businesses”), (3) Europe and (4) Science Education. See Note 21 for a description of changes in our operating segments.

(a) US Lab, Emerging Businesses and Europe

Annual Impairment Testing

We performed annual impairment assessments of our indefinite-lived intangible assets and goodwill as of October 1, 2013. We determined that there was no measured impairment of indefinite-lived intangible assets, and in connection with our impairment assessments of goodwill, that the estimated fair values of each reporting unit exceeded its respective carrying value. Accordingly, no impairment charges were recognized.

For our annual assessment of indefinite-lived intangible assets at October 1, 2013, the amount by which their estimated fair value exceeded their carrying value was approximately $22 million, $5 million and $115 million for US Lab, Emerging Businesses and Europe, respectively. For our annual assessment of goodwill at October 1, 2013, the amount by which their estimated fair value exceeded their carrying value was approximately $183 million, $64 million and $1 billion for US Lab, Emerging Businesses and Europe, respectively.

(b) Science Education

Annual Impairment Testing

We performed an annual impairment assessment of our Science Education indefinite-lived intangible assets, which consist of trademarks and tradenames, as of October 1, 2013, and we determined that there was no measured impairment. The amount by which their estimated fair value exceeded their carrying value was approximately $1 million.

At September 30, 2011, the goodwill of the former Science Education reporting unit had been fully impaired and no impairment testing was necessary.

Interim Impairment Testing

We observed a decline in the operating results of our Science Education business during the seasonally-significant third calendar quarter of 2011. The operating results of this reporting unit were negatively impacted by unfavorable industry conditions and a highly competitive environment, as U.S. school districts faced budget shortfalls and funding pressures. Industry conditions also created increased pricing pressure as competitors sought to restore volume. These developments led us to reduce forecasted sales and profitability. Accordingly, we performed an interim impairment assessment of Science Education’s intangible and other long-lived assets as of September 30, 2011.

We evaluated indefinite-lived intangible assets for impairment prior to testing amortizable intangible assets, other long-lived assets, and goodwill. At September 30, 2011, the carrying value of Science Education’s indefinite-lived intangible assets was $18.7 million, which exceeded their estimated fair value of $15.4 million. As a result, we recognized pre-tax impairment charges of $3.3 million during the year ended December 31, 2011.

We also evaluated the recoverability of Science Education’s amortizable intangible assets and other long-lived assets at September 30, 2011 by comparing the carrying value of the Science Education asset group to the estimated undiscounted future cash flows expected to be generated by those assets. We determined that the carrying value of the Science Education asset group did not exceed its estimated undiscounted future cash flows. Therefore no impairment was measured or recognized.

(c) Other

In connection with the aforementioned interim and annual impairment tests of each reporting unit, we reaffirmed that our trademarks and tradenames have indefinite lives because they do not have legal, regulatory, contractual, competitive or economic limitations and are expected to contribute to the generation of cash flows indefinitely.

Should our planned revenue, cash flow growth, or market conditions be adversely affected due to, among other things, negative macroeconomic or industry-specific factors, or should we experience adverse changes in market factors such as discount rates, valuation multiples derived from comparable publicly traded companies, or control premiums derived from market transactions, additional impairment charges against goodwill, intangible and/or other long-lived assets may be required. See Note 11(e) for further discussion of the non-recurring fair value measurements made in connection with our impairment testing of goodwill and indefinite-lived intangible assets.

During the third quarter of 2013 and in connection with a global restructuring program (see Note 15), we recognized a $2.8 million impairment of an amortizable intangible asset.

(9) Other Current Liabilities

The following table presents the components of other current liabilities (in millions):

	December 31,
	2013	2012
Other accrued expenses	$69.2	$65.3
Employee-related accruals	71.2	58.9
Accrued interest	16.0	22.6
Non-income taxes payable	20.2	20.9
Current portion of restructuring liabilities (Note 15)	21.6	15.6
Income taxes payable	8.1	10.3
Deferred income taxes (Note 18)	5.8	8.5

	$212.1	$202.1

(10) Debt

Our debt and capital lease obligations are issued by Funding and consist of: (1) a senior secured credit facility, consisting of term loans denominated in euros and U.S. dollars and a multi-currency revolving loan facility (collectively, the “Senior Secured Credit Facility”); (2) 7.25% unsecured senior notes due 2017 (the “7.25% Senior Notes”); (3) 10.75% unsecured senior subordinated notes due 2017 (the “10.75% Senior Subordinated Notes”); (4) an accounts receivable securitization facility due 2016 (the “A/R Facility”); (5) compensating cash balance, representing bank overdraft positions of subsidiaries participating in our notional global cash pooling arrangement with a bank; (6) capital lease obligations; and (7) other debt.

The following table presents the components of debt and capital lease obligations (in millions):

	December 31,
	2013	2012
Senior Secured Credit Facility:
Euro term loans	$789.1	$767.7
U.S. dollar term loans	587.5	593.5
Multi-currency revolving loan facility	12.6	114.5

Total Senior Secured Credit Facility	1,389.2	1,475.7
7.25% Senior Notes	750.0	750.0
10.75% Senior Subordinated Notes	533.4	526.5
A/R Facility	124.2	117.2
Compensating cash balance	25.9	246.9
Capital leases	18.6	19.7
Other debt	13.1	12.6

Total debt and capital lease obligations	2,854.4	3,148.6
Current portion of debt and capital lease obligations	(71.0)	(393.5)

Debt and capital lease obligations, net of current portion	$2,783.4	$2,755.1

The following table summarizes the principal maturities of our debt and capital lease obligations as of December 31, 2013 (in millions):

	2014	2015	2016	2017	2018	Thereafter	Total
Senior Secured Credit Facility:
Term loans	$14.2	$14.2	$14.2	$1,334.0	$—	$—	$1,376.6
Multi-currency revolving loan facility	—	—	12.6	—	—	—	12.6
7.25% Senior Notes	—	—	—	750.0	—	—	750.0
10.75% Senior Subordinated Notes	—	—	—	533.4	—	—	533.4
A/R Facility	—	—	124.2	—	—	—	124.2
Compensating cash balance	25.9	—	—	—	—	—	25.9
Capital leases	5.2	4.1	3.7	2.7	1.9	1.0	18.6
Other debt	13.1	—	—	—	—	—	13.1

Total debt and capital lease obligations	$58.4	$18.3	$154.7	$2,620.1	$1.9	$1.0	$2,854.4

(a) Senior Secured Credit Facility

The Senior Secured Credit Facility is with a syndicate of lenders and provides for borrowings consisting of (1) term loans denominated in euros in an aggregate principal amount outstanding as of December 31, 2013 of €573.0 million ($789.1 million on a U.S. dollar equivalent basis as of December 31, 2013), (2) term loans denominated in U.S. dollars in an aggregate principal amount outstanding as of December 31, 2013 of $587.5 million and (3) a multi-currency revolving loan facility, providing for an equivalent in U.S. dollars of up to $241.3 million in multi-currency revolving loans (inclusive of swingline loans of up to $25.0 million and letters of credit of up to $70.0 million).

As of December 31, 2013, an aggregate U.S. dollar equivalent of $12.6 million was outstanding under the multi-currency revolving loan facility, consisting of $1.0 million of swingline loans and revolving loans of £7.0 million ($11.6 million on a U.S. dollar equivalent basis as of December 31, 2013). In addition, Funding had $18.5 million of undrawn letters of credit outstanding. As of December 31, 2013, Funding had $210.2 million of available borrowing capacity under the multi-currency revolving loan facility.

On June 4, 2012, Funding completed an amendment of the Senior Secured Credit Facility (the “Amendment”). The Amendment extended €481.2 million of the euro term loan facility (the “Extended Euro Term Loans”) and $243.6 million of the U.S. dollar term loan facility (the “Extended Dollar Term Loans” and together with the Extended Euro Term Loans, the “Extended Term Loans”). In addition, the Amendment extended $241.3 million of the existing $250.0 million revolving credit commitments (the “Extended Revolving Commitments”). Subsequently, in June 2012, the non-extended portion of revolving credit commitments, which was scheduled to mature on June 29, 2013, was terminated. Fees paid to lenders and third parties in connection with the Amendment of approximately $5.0 million were deferred and are being recognized as interest expense in part over the original term of maturity and in part over the extended terms of maturity. Third party fees and fees paid to lenders of approximately $0.7 million were expensed as incurred during the second quarter of 2012.

On January 31, 2013, Funding completed an incremental amendment of the Senior Secured Credit Facility (the “Incremental Amendment”). Pursuant to the Incremental Amendment, Funding obtained $351.7 million of senior secured U.S. dollar term loans (the “Incremental Dollar Term Loans”) and €101.5 million of senior secured euro term loans (the “Incremental Euro Term Loans” and, together with the Incremental Dollar Term Loans, the “Incremental Term Loans”). Proceeds from the Incremental Term Loans were subsequently used to repay all non-extended term loans that were scheduled to mature on June 29, 2014. Fees paid to the arranger of this financing and other third parties in connection with the Incremental Amendment of approximately $2.3 million were deferred and are being recognized as interest expense over the term of maturity. In connection with this transaction, we recognized a loss on the extinguishment of long-term debt during the first quarter of 2013 of $2.0 million representing the write-off of unamortized deferred financing costs associated with the non-extended term loans.

On January 29, 2014, Funding entered into a further amendment of the Senior Secured Credit Facility (the “Second Amendment” and together with the Amendment and the Incremental Amendment, the “Facility Amendments”). Pursuant to the Second Amendment, Funding obtained $587.5 million of senior secured U.S. dollar term loans (the “Amended Dollar Term Loans”) and €573.0 million of senior secured euro term loans (the “Amended Euro Term Loans” and, together with the Amended Dollar Term Loans, the “Amended Term Loans”). Proceeds from the Amended Terms Loans were subsequently used to replace all outstanding Extended Term Loans and Incremental Term Loans.

Maturity; Prepayments

The Extended Revolving Commitments will mature and lending commitments thereunder will terminate on April 3, 2016. The Amended Term Loans will mature on April 3, 2017. Subject to any mandatory or optional prepayments, the term loans are required to be paid on a quarterly basis in an amount equal to 0.25% of their respective original principal amounts drawn, with the final payment due at maturity. A pre-payment premium equal to 1% of the principal amount of any term loans being repaid, replaced or refinanced will be imposed upon the incurrence of any new long-term financing incurred primarily for the purpose of repaying, replacing or refinancing the Amended Term Loans prior to the date that is six months after the Second Amendment.

Security; Guarantees

The obligations under the Senior Secured Credit Facility are guaranteed by us and each of Funding’s wholly owned U.S. subsidiaries other than its U.S. foreign subsidiary holding companies (collectively, the “Subsidiary Guarantors”). In addition, the Senior Secured Credit Facility and the guarantees thereunder are secured by (1) security interests in and pledges of or liens on substantially all of the tangible and intangible assets of us, Funding and the Subsidiary Guarantors and (2) pledges of 100% of the capital stock of each of the Subsidiary Guarantors and 65% of the capital stock of each of its U.S. foreign subsidiary holding companies.

Interest

As of December 31, 2013, the weighted average interest rates on the euro-denominated and U.S. dollar-denominated term loans were 4.69% and 4.27%, respectively, and the weighted average interest rate under the multi-currency revolving loan facility was 4.26%. As of December 31, 2013, the weighted average interest rates include a margin of 4.50% for the Extended Euro Term Loans, 4.25% for the Incremental Euro Term Loans, 4.25% for the Extended Dollar Term Loans, 4.00% for the Incremental Dollar Term Loans and 3.75% on loans outstanding under the Extended Revolving Commitments.

Subsequent to the Second Amendment, at Funding’s election, the interest rate on all Amended Dollar Term Loans will be based on either (1) the then applicable British Bankers Association London Interbank Offered Rate (commonly known as U.S. Libor) plus 3.25% per annum, or (2) the then applicable alternate base rate (defined as the greater of the U.S. Prime lending rate or the Federal Funds effective rate plus 0.5%) plus 2.25% per annum. Swingline loans will be denominated only in U.S. dollars and based on the alternate base rate plus a variable margin. The interest rate on all Amended Euro Term Loans will be based on the then applicable interest rate determined by the Banking Federation of the European Union (commonly known as the Euribor rate) plus 3.50% per annum. All loans denominated in currencies other than U.S. dollars and euros will generally be based on the then applicable London Interbank Offered Rate for each respective loan and currency of denomination plus a variable margin. Pricing on the Extended Revolving Commitments is subject to reductions upon achievement of certain net leverage ratios.

See Note 11(c) for information on prior interest rate swap arrangements.

Fees

Funding pays fees with respect to the Senior Secured Credit Facility, including (1) a commitment fee equal to 0.375% per annum on the unused portion of the multi-currency revolving loan facility (subject to a step down based on net leverage), (2) letter of credit participation fees, (3) a letter of credit fronting fee (equal to 0.125% on the outstanding undrawn letters of credit paid to the issuing bank) and (4) administrative fees.

Covenants

The Senior Secured Credit Facility contains a number of customary affirmative and negative covenants. Included among these is a financial maintenance covenant under which Funding is required to maintain a Senior Secured Net Leverage Ratio (as defined) of not more than 5.50:1.00. The financial maintenance covenant is only applicable if amounts are outstanding under the multi-currency revolving loan facility (including the swingline facility) or if outstanding letters of credit (other than cash collateralized letters of credit) are in excess of $20.0 million. As of December 31, 2013, Funding was in compliance with the covenants under the Senior Secured Credit Facility.

Under the Senior Secured Credit Facility, Funding can make restricted payments to the Company, including for the purpose of enabling the Company to pay dividends on its capital stock, up to (i) $25.0 million, of which $18.0 million is available as of March 31, 2014, and (ii) an additional amount equal to $75.0 million plus

Funding’s cumulative excess cash flow and any amounts it has received from sales of equity or capital contributions that are not used for other restricted payments, provided that there is no default under the Senior Secured Credit Facility and Funding’s Total Net Leverage Ratio (as defined) is less than 6.75:1.00 after giving effect to any such restricted payment.

Subject to Funding’s continued compliance with its covenants, Funding may request additional tranches of term loans or increases in the amount of commitments under the Senior Secured Credit Facility. The actual extension of any such incremental term loans or increases in commitments would be subject to Funding and its lenders reaching agreement on applicable terms and conditions, which may depend on market conditions at the time of any request. Funding may add incremental term loan facilities and revolving loan commitments in an aggregate amount not to exceed the lesser of (x) $300.0 million or (y) the maximum amount at such time that could be incurred without causing Funding’s Total Net Leverage Ratio (as defined) to exceed 9.50:1.00 on a pro forma basis as of the last day of the most recent determination period, in each case, subject to certain other restrictions contained in the Facility Amendments.

(b) Senior Notes

10.25% Senior Notes

In connection with the issuance of the 7.25% Senior Notes (described below), on August 20, 2012, Funding commenced a tender offer to purchase any and all of its $713.0 million aggregate principal amount of 10.25% Senior Notes then outstanding. On September 4, 2012, Funding accepted for purchase an aggregate principal amount of $102.7 million of the 10.25% Senior Notes that were tendered. Concurrently, on September 4, 2012, Funding irrevocably called for redemption, on October 4, 2012, the remaining $610.3 million aggregate principal amount of 10.25% Senior Notes outstanding and deposited $639.6 million of cash received upon the issuance of the 7.25% Senior Notes, representing the redemption price, call premium plus all interest payable through the settlement date, in an account with the trustee for the 10.25% Senior Notes. In connection with such redemption notice and deposit, the indenture pursuant to which the 10.25% Senior Notes were issued was discharged. On October 4, 2012, the final redemption of the 10.25% Senior Notes was completed and all funds were remitted to the note holders, discharging Funding of all remaining obligations. In connection with these transactions, we recognized a loss on the extinguishment of long-term debt of $25.5 million during 2012. The loss includes $18.7 million in tender and redemption premiums paid, $6.6 million for the write-off of unamortized deferred financing costs related to the 10.25% Senior Notes, and $0.2 million of third party fees and fees paid to lenders.

7.25% Senior Notes

Funding financed the purchases and redemption of the 10.25% Senior Notes with the issuance of $750.0 million aggregate principal amount of 7.25% Senior Notes on September 4, 2012.

Fees paid to lenders and third parties in connection with the issuance of the 7.25% Senior Notes of approximately $12.1 million were deferred and are being recognized as interest expense over the term of maturity.

Ranking

The 7.25% Senior Notes were issued pursuant to an indenture, dated September 4, 2012, by and among Funding and the Subsidiary Guarantors. The 7.25% Senior Notes, and related guarantees, are unsecured obligations of Funding and are subordinate to all of its and the Subsidiary Guarantors’ obligations under all secured indebtedness, including any borrowings under the Senior Secured Credit Facility to the extent of the value of the assets securing such obligations, and are structurally subordinate to all obligations of each of Funding’s subsidiaries that is not a guarantor of the 7.25% Senior Notes. The 7.25% Senior Notes, and related guarantees, rank equally with all of Funding’s existing and future unsecured debt and ranks senior to all of Funding’s existing and future subordinated indebtedness, including the Senior Subordinated Notes.

Maturity

The 7.25% Senior Notes will mature on September 15, 2017. Interest on the 7.25% Senior Notes is payable twice a year on March 15 and September 15. Payments commenced on March 15, 2013 at a rate of 7.25% per annum.

Guarantees

The obligations under the 7.25% Senior Notes are guaranteed, jointly and severally and fully and unconditionally, on a senior basis by each of the Subsidiary Guarantors. The Subsidiary Guarantors’ obligations under the guarantees of the 7.25% Senior Notes are not secured by any of our assets, Funding’s assets or the Subsidiary Guarantors’ assets.

Redemption

At any time prior to September 15, 2014, Funding may redeem all or a part of the 7.25% Senior Notes at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus a premium representing the present value of: (1) a 5.438% redemption premium on the principal amount redeemed; plus (2) all required interest payments due through September 15, 2014. At any time prior to September 15, 2014, Funding may also redeem up to 35% of the principal amount of the 7.25% Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 107.250% of the principal amount, plus any accrued and unpaid interest to the date of redemption, provided that: (1) at least 65% of the aggregate principal amount of the 7.25% Senior Notes issued under the indenture (including any additional notes) must remain outstanding immediately after the occurrence of each such redemption; and (2) the redemption occurs within 90 days of the date of the closing of such equity offering.

Funding may redeem all or a part of the 7.25% Senior Notes at 105.438%, 102.719% and 100% of the principal amount beginning on September 15, 2014, 2015 and 2016, respectively, plus any accrued and unpaid interest to the date of redemption.

If Funding experiences specific kinds of changes in control, it is required to offer to repurchase the 7.25% Senior Notes at 101% of the principal amount, plus any accrued and unpaid interest to the repurchase date.

Registration Rights

Funding is party to a Registration Rights Agreement with respect to the 7.25% Senior Notes (the “7.25% Senior Notes Registration Rights Agreement”). Funding satisfied its obligations under the 7.25% Senior Notes Registration Rights Agreement by filing and causing to become effective a registration statement and, in May 2013, completed the exchange offer pursuant to which 100% of the outstanding 7.25% Senior Notes were exchanged for new 7.25% Senior Notes registered with the U.S. Securities and Exchange Commission (“SEC”) with the same terms.

Covenants

The indenture governing the 7.25% Senior Notes contains a number of customary affirmative and negative covenants that, among other things, limit Funding’s ability and that of its restricted subsidiaries to make restricted payments, pay dividends, incur or create additional indebtedness, issue preferred stock, make certain dispositions outside the ordinary course of business, execute certain affiliate transactions, create liens on assets of Funding and its restricted subsidiaries, and materially change our lines of business. As of December 31, 2013, Funding was in compliance with the covenants under the indenture.

The indenture governing the 7.25% Senior Notes permits Funding to make restricted payments to the Company, including for the purpose of enabling the Company to pay dividends on its capital stock, up to (i) $25.0 million and (ii) an additional amount equal to 50% of Funding’s consolidated net income since October 1, 2012 and any amounts it has received from sales of equity or capital contributions since the issue date of such 7.25% Senior Notes that are not used for other restricted payments, provided that there is no default under the indenture and Funding’s Fixed Charge Coverage Ratio (as defined) is at least 2.00:1.00 after giving effect to such restricted payment.

(c) Senior Subordinated Notes

Ranking

The Senior Subordinated Notes were issued pursuant to an indenture, dated June 29, 2007, by and among Funding and the Subsidiary Guarantors. The Senior Subordinated Notes, and related guarantees, are unsecured obligations of Funding and are subordinate to all of Funding’s and the Subsidiary Guarantors’ obligations under the 7.25% Senior Notes and all senior indebtedness, including any borrowings under the Senior Secured Credit Facility, and are structurally subordinate to all obligations of each of Funding’s subsidiaries that is not a guarantor of the Senior Subordinated Notes.

Maturity; Interest

The Senior Subordinated Notes mature on June 30, 2017. Interest on the Senior Subordinated Notes is payable quarterly on March 31, June 30, September 30 and December 31 of each year at a rate of 10.75% per annum.

Guarantees

The obligations under the Senior Subordinated Notes are guaranteed, jointly and severally and fully and unconditionally, on an unsubordinated basis by each of the Subsidiary Guarantors. The Subsidiary Guarantors’ obligations under the guarantees of the Senior Subordinated Notes are not secured by any of our assets, Funding’s assets or the Subsidiary Guarantors’ assets.

Redemption

Beginning June 30, 2013, Funding, at its option, is able to redeem some or all of the Senior Subordinated Notes at any time at 102.6875% of their aggregate principal amount. This redemption price will be reduced to 100% of their aggregate principal amount beginning on June 30, 2014. Funding is required to offer to purchase the Senior Subordinated Notes at 101% of their aggregate principal amount, plus accrued interest to the repurchase date, if it experiences specific kinds of changes in control.

Registration Rights

Funding entered into a Registration Rights Agreement with respect to the Senior Subordinated Notes (the “Subordinated Notes Registration Rights Agreement”). Under the Subordinated Notes Registration Rights Agreement, Funding is obligated, upon the request of holders of a majority in principal amount of the Senior Subordinated Notes, to (1) file and cause to become effective a registration statement with respect to an offer to exchange the Senior Subordinated Notes for other freely tradable notes that have substantially identical terms, or (2) file with the SEC and cause to become effective a shelf registration statement relating to the resales of the Senior Subordinated Notes if Funding is not able to effect the exchange offer. Funding is obligated to pay additional interest on the Senior Subordinated Notes in certain instances, including if it does not file the registration statement within 90 days following a request or complete the related exchange offer within 30 days of the effective date of the registration statement. If Funding fails to satisfy certain of the registration obligations under the Subordinated Notes Registration Rights Agreement, it will be subject to a registration default and the annual interest on the Senior Subordinated Notes will increase by 0.25% per annum and by an additional 0.25% per annum for each subsequent 90-day period during which the registration default continued, up to a maximum additional interest rate of 1.0% per annum.

If we determine a registration payment arrangement is probable and can be reasonably estimated, a liability will be recorded. As of December 31, 2013, we concluded the likelihood of having to make any payments under the Subordinated Notes Registration Rights Agreement was remote, and therefore we did not record a contingent liability.

Covenants

The indenture governing the Senior Subordinated Notes contains a number of customary affirmative and negative covenants that, among other things, limit Funding’s ability and that of its restricted subsidiaries to make restricted payments, pay dividends, incur or create additional indebtedness, issue preferred stock, make certain dispositions outside the ordinary course of business, execute certain affiliate transactions, create liens on assets of Funding and its restricted subsidiaries, and materially change its lines of business. As of December 31, 2013, Funding was in compliance with the covenants under the indenture.

(d) A/R Facility

The A/R Facility provides for funding in an aggregate principal amount not to exceed $175.0 million and will terminate on November 4, 2016. The A/R Facility is collateralized by the trade accounts receivable of certain of Funding’s domestic wholly-owned subsidiaries, which are available to satisfy claims of the creditors under the A/R Facility and not available to satisfy the claims of other creditors.

At December 31, 2013, Funding had no available borrowing capacity under the A/R Facility. Available borrowing capacity was calculated as: (1) the lesser of (a) the $175.0 million maximum amount of the facility and (b) a borrowing base of $135.6 million, calculated as a percentage of eligible trade accounts receivable; less (2) undrawn letters of credit outstanding of $11.4 million; and (3) outstanding borrowings of $124.2 million. As of December 31, 2013, the interest rate applicable to borrowings outstanding under the A/R Facility was 1.67%.

The A/R Facility includes representations and covenants that we consider usual and customary for arrangements of this type and includes a consolidated interest expense test if Funding’s available liquidity is less than $125.0 million. In addition, borrowings under the A/R Facility are subject to termination upon the occurrence of certain termination events that we also consider usual and customary. As of December 31, 2013, Funding was in compliance with the covenants under the A/R Facility.

(e) Compensating Cash Balance

Our foreign subsidiaries obtain their liquidity from notional and physical global cash pooling arrangements or from formal or informal lines of credit offered by local banks. Our compensating cash balance represents bank overdraft positions of subsidiaries participating in a notional global cash pooling arrangement with a third-party bank. Due to the nature of these overdrafts, all amounts have been classified within current portion of debt and capital lease obligations at each period-end.

The borrowings drawn by our foreign subsidiaries from local banks are limited in the aggregate by certain covenants contained within the Senior Secured Credit Facility and the indentures governing the 7.25% Senior Notes and Senior Subordinated Notes. The borrowings available to our foreign subsidiaries under a notional cash pooling arrangement are limited in the aggregate by the amount of compensating cash balances supporting the notional cash pooling arrangement.

(11) Financial Instruments and Fair Value Measurements

Our financial instruments include cash and cash equivalents, compensating cash balance, trade accounts receivable, accounts payable, debt, capital lease obligations and foreign currency forward contracts. Our financial instruments are spread across a number of institutions, which reduces the risk of material non-performance.

(a) Assets and Liabilities for which Fair Value is Disclosed

The carrying amounts reported in the accompanying balance sheets for cash and cash equivalents, compensating cash balance, trade accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments (Level 2 measurements).

The following table presents the carrying amounts and estimated fair values of our primary debt instruments (in millions):

	December 31, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Secured Credit Facility	$1,389.2	$1,400.4	$1,475.7	$1,481.3
7.25% Senior Notes	750.0	806.3	750.0	788.9
10.75% Senior Subordinated Notes	533.4	559.7	526.5	529.2

The fair values of our primary debt instruments are based on estimates using quoted market prices and standard pricing models that take into account the present value of future cash flows as of the respective balance sheet date. We believe that these qualify as Level 2 measurements, except for our publicly-traded 7.25% Senior Notes as of December 31, 2013, which we believe qualify as a Level 1 measurement.

(b) Recurring Fair Value Measurements

The following tables present information about the Company’s other financial assets and liabilities measured at fair value on a recurring basis (in millions):

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Liabilities
Foreign currency forward contracts	$0.1	$—	$0.1	$—

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets
Foreign currency forward contracts	$1.2	$—	$1.2	$—

The fair value of our foreign currency forward contracts was estimated based on period-end spot rates, and we believe such valuations qualify as Level 2 measurements.

(c) Derivative Instruments and Hedging Activities

Interest Rate Swap Arrangements

Since December 31, 2012, we are no longer a party to any interest rate swap arrangements.

Borrowings under the Senior Secured Credit Facility bear interest at variable rates, while the 7.25% Senior Notes and Senior Subordinated Notes bear interest at fixed rates. Prior to December 31, 2012, Funding managed its exposure to changes in market interest rates by entering into interest rate swaps.

Funding’s prior interest rate swaps became effective on June 29, 2007, were amended on June 30, 2008, and matured on December 31, 2012. The purpose of the interest rate swaps was to fix the variable rate of interest on a portion of term loan borrowings under the Senior Secured Credit Facility. The fair value of the interest rate swaps as of June 29, 2007, was a liability of $2.1 million, representing an unrealized loss on derivative transactions, with a corresponding adjustment to accumulated other comprehensive income (loss), which was amortized to interest expense over the remaining term of the hedged instruments.

The interest rate swaps were accounted for as cash flow hedges with the effective portions of changes in the fair value reflected in other comprehensive income (loss). Effective June 30, 2008, Funding amended the interest rate swaps and discontinued hedge accounting for the original swaps. As of June 30, 2008, $10.5 million, representing a net unrealized loss, was included in other comprehensive income (loss). This net unrealized loss was reclassified from other comprehensive income (loss) to interest expense over the remaining term of the swap arrangements.

The amended interest rate swaps were originally designated as cash flow hedges although we discontinued hedge accounting under the amended interest rate swaps in 2008. The cumulative effective portion of changes in fair value of the amended interest rate swaps was $3.5 million, in the aggregate, representing a net unrealized loss and included in other comprehensive income (loss) as of September 30, 2008. This unrealized loss was reclassified from other comprehensive income (loss) to interest expense over the remaining term of the swap arrangements.

Subsequent to September 30, 2008, and continuing through December 31, 2012, changes in the fair value of the amended swaps were recognized as a non-cash component of interest expense.

Foreign Currency Forward Contracts

We regularly enter into foreign currency forward contracts to mitigate the risk of changes in foreign currency exchange rates primarily associated with the purchase of inventory from foreign vendors or for payments between our subsidiaries generally within the next twelve months or less. Gains and losses on the foreign currency forward contracts generally offset certain portions of gains and losses on expected commitments. To the extent these foreign currency forward contracts are considered effective hedges, gains and losses on these positions are deferred and recorded in accumulated other comprehensive income or loss and are recognized in the results of operations when the hedged item affects earnings. The notional value of these outstanding foreign currency forward contracts was $77.0 million and $159.0 million as of December 31, 2013 and 2012, respectively.

In 2007, in connection with the anticipated issuance of Euro-denominated debt under the Senior Secured Credit Facility, Funding entered into a series of foreign currency forward contracts. These foreign currency forward contracts, designated as cash flow hedges, were settled upon the issuance of the Euro-denominated debt with a corresponding realized loss on derivative transaction of $6.0 million, net of $3.8 million in taxes, to accumulated other comprehensive income (loss), which is being amortized to interest expense over the life of the underlying euro-denominated debt.

Tabular Disclosure

The following table presents the balance sheet classification and estimated fair values of our derivative instruments on a gross basis (in millions):

	Asset Derivatives				Liability Derivatives
	December 31, 2013		December 31, 2012		December 31, 2013		December 31, 2012
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Derivatives designated as hedging instruments
Foreign currency forward contracts		$—	Other current assets	$2.1	Other current liabilities	$0.4	Other current liabilities	$0.5
Derivatives not designated as hedging instruments
Foreign currency forward contracts	Other current assets	0.6		—	Other current liabilities	0.3	Other current liabilities	0.4

Total derivatives		$0.6		$2.1		$0.7		$0.9

The following table shows the amounts of gains or losses recognized in other comprehensive income and the classifications and amounts of gains or losses reclassified into earnings for our derivative instruments designated as cash flow hedging instruments for each of the reporting periods (in millions):

	Gain (Loss) Recognized in Other Comprehensive Income			Gain (Loss) Reclassified from Other Comprehensive Income into Earnings
Derivatives in cash flow hedging relationships	Year Ended December 31,			Classification in Statements of Operations	Year Ended December 31,
	2013	2012	2011		2013	2012	2011
Interest rate swap arrangements	$—	$—	$—	Interest expense	$—	$(1.8)	$(3.4)
Foreign currency forward contracts	—	—	—	Interest expense	(1.0)	(1.4)	(1.6)
Foreign currency forward contracts	3.5	0.7	(2.5)	Cost of goods sold	5.5	(2.1)	(2.6)

Total	$3.5	$0.7	$(2.5)		$4.5	$(5.3)	$(7.6)

The following table presents the classifications and amounts of gains or losses recognized within our statements of operations for our derivative instruments not designated as hedging instruments for each of the reporting periods (in millions):

	Gain (Loss) Recognized in Earnings
	Classification in Statements of Operations	Year Ended December 31,
		2013	2012	2011
Derivatives not designated as hedging instruments
Interest rate swap arrangements—realized	Interest expense	$—	$(14.4)	$(27.8)
Interest rate swap arrangements—unrealized	Interest expense	—	12.3	22.9
Foreign currency forward contracts	Other income (expense)	0.6	(1.0)	(2.4)

Total		$0.6	$(3.1)	$(7.3)

(d) Pension Investments

See Note 16 for a description of the material pension plans that we sponsor, including investment strategies, major classes of plan assets and their respective fair values and classification within the fair value hierarchy (for funded plans) and discussion of concentrations of risk, if any. In determining the funded status of these pension plans, we evaluate the fair value of investments held by each plan. The fair value of pension plan holdings is determined through observing values for underlying investment holdings, either directly or indirectly, through market corroboration.

(e) Non-Recurring Fair Value Measurements

As discussed in Notes 5 and 8, the Company has performed the following non-recurring fair value measurements:

•	On October 1, 2013, the Company estimated the fair value of indefinite-lived intangible assets and the fair value of its reporting units in connection with its annual assessments of impairment; and

•	On various dates during 2013, the Company determined the fair value of acquired intangible assets related to the Acquisitions.

The following table presents the Company’s non-financial assets measured on a non-recurring basis (in millions):

Carrying Value 2013
Significant unobservable inputs (Level 3)
Annual assessments of impairment—October 1:
Goodwill:
US Lab	$827.6
Emerging Businesses	207.8
Europe	872.1
Indefinite-lived intangible assets:
US Lab	349.4
Emerging Businesses	70.0
Europe	252.9
Science Education	15.4
Acquired intangible assets—various dates	16.1

The Company estimates the fair value of each reporting unit using both the income approach (a discounted cash flow technique) and the market approach (a market multiple technique). These valuation methods required management to make various assumptions, including, but not limited to, assumptions related to future profitability, cash flows, discount rates as well as valuation multiples derived from comparable publicly traded companies that are applied to operating performance of the reporting unit. Our estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flows in applying the income approach requires us to evaluate our intermediate to longer-term strategies for each reporting unit, including, but not limited to, estimates about revenue growth, our acquisition strategies, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows of each reporting unit requires the selection of risk premiums, which can materially impact the present value of future cash flows. Selection of an appropriate peer group under the market approach involves judgment and an alternative selection of guideline companies could yield materially different market multiples.

The fair value of our indefinite-lived intangible assets was determined using a discounted cash flow approach which incorporates an estimated royalty rate and discount rate (among other estimates) applicable to trademarks and tradenames.

The Company estimated the fair value of acquired intangible assets using discounted cash flow techniques which included an estimate of future cash flows, consistent with overall cash flow projections used to determine the purchase price paid to acquire the business, discounted at a rate of return that reflect the relative risk of the cash flows.

(12) Commitments and Contingencies

(a) Lease Commitments

The Company leases office and warehouse space, vehicles and computer and office equipment under operating leases, certain of which extend up to 15 years, subject to renewal options. Rental expense is shown in the table below (in millions):

	Year Ended December 31,
	2013	2012	2011
Rental expense	$35.6	$37.9	$36.0

The following table presents future minimum lease payments as of December 31, 2013 under capital leases and non-cancelable operating leases having initial lease terms of more than one year (in millions):

	Capital Leases	Operating Leases
Year ending December 31,
2014	$6.3	$32.2
2015	4.9	27.6
2016	4.3	23.6
2017	3.0	20.4
2018	2.0	16.3
Thereafter	1.0	41.2

Total minimum payments	21.5	$161.3

Less amounts representing imputed interest	2.9

Present value of minimum lease payments	$18.6

(b) Contingencies

Our business involves risk of product liability, patent infringement and other claims in the ordinary course of business arising from the products that we source from various manufacturers or produce ourselves, as well as from the services we provide. Our exposure to such claims may increase as we seek to increase the geographic scope of our sourcing activities and sales of private label products and to the extent that we expand our manufacturing operations. We maintain insurance policies, including product liability insurance, and in many cases the manufacturers of the products we distribute have indemnified us against such claims. We cannot assure you that our insurance coverage or indemnification agreements with manufacturers will be available in all pending or any future cases brought against us. Furthermore, our ability to recover under any insurance or indemnification arrangements is subject to the financial viability of our insurers, our manufacturers and our manufacturers’ insurers, as well as legal enforcement under the local laws governing the arrangements. In particular, as we seek to expand our sourcing from manufacturers in Asia Pacific and other developing locations, we expect that we will increase our exposure to potential defaults under the related indemnification arrangements. Insurance coverage in general or coverage for certain types of liabilities, such as product liability or patent infringement in these developing markets may not be readily available for purchase or cost-effective for us to purchase. Furthermore, insurance for liability relating to asbestos, lead and silica exposure is not available, and we do not maintain insurance for product recalls. Accordingly, we could be subject to uninsured and unindemnified future liabilities, and an unfavorable result in a case for which adequate insurance or indemnification is not available could result in a material adverse effect on our business, financial condition and results of operations.

We are also involved in various legal and regulatory cases, claims, assessments and inquiries, which are considered routine to our business and which include being named from time to time as a defendant in cases as a result of our distribution of laboratory supplies, including litigation resulting from the alleged prior distribution of products containing asbestos by certain of our predecessors or acquired companies. While the impact of this litigation has historically been immaterial and we believe the range of reasonably possible loss from current matters continues to be immaterial, there can be no assurance that the impact of the pending and any future claims will not be material to our business, financial condition or results of operations in the future.

(c) Employment Agreements

The employment agreements with our executive officers include non-compete, non-solicit and non-hire covenants as well as severance provisions. In general, if the executive officer is terminated without “Cause” or resigns for “Good Reason” (as such terms are defined in the respective employment agreements) the executive officer is entitled to one and a half times (two times in the case of our President and Chief Executive Officer) the sum of base salary plus the target bonus for the year in which such termination or resignation occurs and continued health benefits for the 12-month period (18-month period in the case of our President and Chief Executive Officer) following termination or resignation. Salary and bonus payments are payable in equal installments over the 12-month period following such termination or resignation. The aggregate potential payments under these employment agreements for terminations without Cause and resignations for Good Reason, including estimated costs associated with continued health benefits, is approximately $11.5 million as of December 31, 2013.

On April 3, 2013, the Company entered into a new employment arrangement with Manuel Brocke-Benz, its President and Chief Executive Officer, replacing his existing employment letters. Pursuant to the terms of his new employment agreement, Mr. Brocke-Benz will receive a per annum base salary of $800,000 and an annual target base bonus of 100% of his base salary and a maximum bonus of 200% of his base salary. If Mr. Brocke-Benz is terminated without cause or if he resigns for good reason (as defined in his employment agreement), he will be entitled to (i) two times the sum of his base salary plus his target bonus for the year in which such termination or resignation occurs and (ii) continued health benefits for the 18-month period following termination or resignation.

John M. Ballbach and the Board of Directors (the “Board”) of the Company agreed that effective July 25, 2012, Mr. Ballbach would no longer be serving as Chairman, President and Chief Executive Officer of the Company or as a member of the Board. In connection with Mr. Ballbach’s departure, the Company and Mr. Ballbach entered into a General Release (the “Release Agreement”). Pursuant to the Release Agreement, Mr. Ballbach received (1) cash severance payments in the amount of $5.2 million, payable in equal installments over 12 months and (2) payment of continued health benefits for a period of 18 months, in exchange for a general release of all claims, including all obligations under his employment agreement, to the Company and for agreeing to provide consulting services to the Company for six months. In accordance with the Holdings Equity Plan, the Company exercised its option to repurchase all equity interests held by Mr. Ballbach during the fourth quarter of 2012, for an aggregate purchase price of $9.1 million.

(d) Significant Relationship

Merck KGaA and its affiliates (“Merck KGaA”) comprise one of our major suppliers of chemicals and other products, supplying products that accounted for approximately 10% of our net sales during 2013, representing less than 5% of our Americas net sales and 20% or less of our EMEA-APAC net sales. In April 2014, we began operating under new, non-exclusive chemical distribution agreements with Merck KGaA that extend through December 2018. These new agreements cover a portion of our overall sales of products from Merck KGaA in Europe. The economics of these new agreements are less favorable to us than our existing agreements. Merck KGaA has the right to terminate these agreements if certain events occur.

(13) Share-Based Compensation Related to Parent

Holdings established the 2007 Securities Purchase Plan (the “Holdings Equity Plan”), pursuant to which members of management and other employees (“Management Investors”), members of the Board of Directors and certain consultants may be provided the opportunity to purchase or receive grants of equity units of Holdings. To date, the equity units issued by Holdings have consisted of the following:

•	Class A Preferred Units (“Preferred Units”)—The Preferred Units, which are fully vested upon issuance, are non-voting units that accrue a yield at a rate of 8% per annum (based on the actual number of days in a year, compounded quarterly) on the amount of unreturned capital with respect to such Preferred Units. As of December 31, 2013, the aggregate accrued yield on the outstanding Preferred Units was $942.3 million, which is recorded at Holdings.

•	Class A Common Units (“Common Units”)—The Common Units, which are fully vested upon issuance, each entitle the holder to one vote for all matters to be voted on by holders of equity units. The Common Units are subordinate to the Preferred Units, including with respect to the unreturned capital and unpaid yield on the Preferred Units. Holders of Common Units will be entitled to participate in distributions, if and when approved by Holdings’ Board of Managers, ratably on a per-unit basis.

•	Founders Units—Founders Units are the same as the Common Units except that they are subject to vesting pro rata on a daily basis during the four-year service period following issuance, subject to accelerated vesting upon the occurrence of certain events. Founders Units are owned upon issuance. Vested Founders Units can be repurchased by or sold to Holdings at fair market value while unvested Founders Units (and vested Founders Units upon termination for “cause”) are subject to repurchase at the lower of original cost or fair market value. The Founders Units are only available to Management Investors.

•	Class A Incentive Units and Class B Incentive Units (“Incentive Units”)—Class A Incentive Units are the same as the Common Units except that they are subject to vesting based on both performance and service conditions. Vested Class A Incentive Units can be repurchased by Holdings and certain other affiliates at fair market value while unvested Class A Incentive Units are generally forfeited. Class B Incentive Units represent a right to a fractional portion of the profits and distributions of Holdings in excess of a “participation threshold” that is set at the value of a Common Unit of Holdings on the date of grant calculated in accordance with the provisions of the Holdings’ Securityholders Agreement, subject to certain adjustments. The Class B Incentive Units are only available to Management Investors.

As a holding company that operates through its subsidiaries, Holdings would be dependent on dividends, payments or other distributions from its subsidiaries to make any dividend payments to holders of the Preferred Units, Common Units, Founders Units or Incentive Units. Holdings has not in the past paid any dividends on any of the units and it currently does not expect to pay any dividends on the units in the foreseeable future, except for tax distributions to the extent required by Holdings’ limited liability company operating agreement.

During the years ended December 31, 2013, 2012 and 2011, we recognized non-cash share-based compensation expense of $0.6 million, $0.9 million and $2.3 million, respectively, which is included in SG&A expense.

(a) Purchases of Equity Units

During the years ended December 31, 2013, 2012 and 2011, Management Investors purchased equity units of Holdings in the aggregate of $1.4 million, $0.4 million and $2.8 million, respectively. These investments were allocated to Preferred Units, Common Units and Founders Units in accordance with the related Management Unit Purchase Agreements (“Management Agreements”). The estimated grant date fair value of equity units purchased by Management Investors during the years ended December 31, 2013, 2012 and 2011, was $0.1 million, $0.3 million and $1.9 million, respectively.

Management Strip Purchases

Except as noted below under “Other Purchases of Equity Units,” the ratio of Preferred Units to Common Units acquired by the Management Investors was the same as the ratio of Preferred Units to Common Units acquired by Madison Dearborn and other institutional co-investors in connection with the Merger and related transactions (such ratio hereinafter referred to as a “strip” equity investment). The strip equity units purchased by the Management Investors generally had a fair value, for accounting purposes, in excess of the original cost paid to purchase such units. Such excess fair value, when applicable, is attributed to the Founders Units. As Founders Units contain a vesting requirement predicated upon an employee’s future service with the Company, the grant date fair value of a strip equity investment is recognized as compensation expense over the applicable four-year vesting period. As of December 31, 2013, there was $0.7 million of unamortized compensation related to unvested Founders Units, which is being amortized to compensation expense over their four-year vesting period (a weighted average remaining period of 1.1 years as of December 31, 2013).

Other Purchases of Equity Units

On March 29, 2013, Holdings and Manuel Brocke-Benz, the Company’s President and Chief Executive Officer, entered into a Management Agreement, pursuant to which Mr. Brocke-Benz purchased 54,285 additional Founders Units. The grant date fair value of the Founders Units purchased by Mr. Brocke-Benz was estimated using an option valuation model. The inputs for expected term, volatility and risk-free rate used in estimating the fair value of the Founders Units were three years, 26% and 0.36%, respectively, and the model also incorporated an assumption of a 17.1% discount for lack of marketability. The aggregate grant date fair value of these Founders Units was estimated to be $0.1 million which will be recognized as compensation expense over the applicable four-year vesting period.

On December 16, 2013, Holdings entered into various Management Agreements, pursuant to which certain Management Investors purchased 6,084 additional Common Units. The aggregate grant date fair value of these Common Units was immaterial.

During the fourth quarter of 2012, certain board members purchased 40,000 Common Units. We recognized an immaterial charge for stock compensation expense relating to the equity units acquired by the board members. The non-cash compensation expense, which is equal to the fair value of the Common Units sold to board members in excess of their original cost, was immediately recognized due to the lack of a service or vesting condition.

(b) Grants of Incentive Units

The Company did not recognize any stock-based compensation in 2013 or 2012 associated with the Incentive Units.

Class A Incentive Units

On March 29, 2013, Holdings entered into agreements to grant a total of 365,004 Class A Incentive Units to certain eligible Management Investors who elected to receive all or a portion of their 2013 management incentive program (“MIP”) payment in equity. The number of Class A Incentive Units granted to each Management Investor was based on the level at which each could have received a cash bonus under the MIP. The Class A Incentive Units are subject to vesting based on both performance and service conditions, with the number of Class A Incentive Units that ultimately vest dependent, in the first instance, on the achievement by the Company of the 2013 MIP performance metrics. At its February 25, 2014 meeting, the Company’s Board of Directors determined the extent to which the performance metrics under the MIP have been met and the number of Class A Incentive Units, if any, that each plan participant will retain and/or forfeit based thereon.

Class A Incentive Units are also subject to time-based vesting, which provides for 100% vesting on December 31, 2015, subject to the holder’s continued employment by Holdings, the Company or any of their respective subsidiaries. Outstanding Class A Incentive Units will automatically vest upon a sale of the Company, as defined in the underlying grant agreements. The repurchase price per vested Class A Incentive Unit will be the fair market value (as defined in the underlying grant agreements) of such unit as of the date of the sending of written notice of the repurchase to the holder. If a holder of Class A Incentive Units is terminated without cause prior to December 31, 2015, then all of the holder’s outstanding Class A Incentive Units will vest upon such termination and will not be subject to the repurchase option.

The grant date fair value of the Class A Incentive Units was estimated using an option valuation model. The inputs for expected term, volatility and risk-free rate used in estimating the fair value of the Class A Incentive Units were three years, 26% and 0.36%, respectively, and the model also incorporated an assumption of a 17.1% discount for lack of marketability. The aggregate grant date fair value of the Class A Incentive Units was estimated to be $0.4 million for which the portion that is probable of achievement is expected to be recognized over a period of three years.

Series 1 Class B Incentive Units

On March 30, 2012, Holdings entered into agreements to grant performance-based Incentive Units (the “Series 1 Class B Common Units”) to certain of the Management Investors. The number of Series 1 Class B Common Units that vest will depend on the achievement by the Company of a specified Adjusted EBITDA amount (“Plan EBITDA,” as defined in the Holdings Equity Plan) in any year over a three-year period. The Holdings Equity Plan provides for 60% vesting upon achievement of $500 million of Plan EBITDA and 100% vesting upon achievement of $558 million of Plan EBITDA, with straight-line vesting between these measuring points, subject to the Management Investor’s continued employment by Holdings, the Company or any of their respective subsidiaries. The Series 1 Class B Common Units will automatically vest upon a sale of the Company, as defined in the underlying grant agreements. If the Management Investor ceases to be employed by Holdings, the Company or any of their respective subsidiaries for any reason, all unvested Series 1 Class B Common Units will be automatically forfeited and all vested Series 1 Class B Common Units are subject to repurchase at the option of Holdings and its coinvestors. The repurchase price per vested incentive unit will be the fair market value (as defined in the underlying grant agreements) of such unit as of the date of the sending of written notice of the repurchase to the Management Investor; provided that if the Management Investor’s employment is terminated for cause, then each vested incentive unit will be automatically forfeited. The grant date fair value of the Series 1 Class B Common Units was estimated using an option valuation model and assumed the performance target would be achieved. The inputs for expected term, volatility and risk-free rate used in estimating the fair value of the Series 1 Class B Common Units were 3 years, 43% and 0.51%, respectively, and the model also incorporated an assumption of an 28% discount for lack of marketability. The aggregate grant date fair value of the Series 1 Class B Common Units was estimated to be $0.2 million for which the portion that is probable of achievement is expected to be recognized over a period of three years.

At its February 25, 2014 meeting, the Company’s Board of Directors approved of adjustments to the Series 1 Class B Common Unit vesting targets, reducing the target to achieve 60% vesting to $457.6 million of Plan EBITDA and the target to achieve 100% vesting to $500 million of Plan EBITDA, and extended the measurement periods to December 31, 2015.

Series 2 Class B Incentive Units

On December 31, 2012, Holdings entered into agreements to grant time-based Incentive Units (the “Series 2 Class B Common Units”) to certain of the Management Investors. The Series 2 Class B Common Units will vest on a daily, straight-line basis through the fourth anniversary of the grant date subject to the Management Investor’s continued employment by Holdings, the Company or any of their respective subsidiaries; provided that (i) if a sale of the Company (as defined in the underlying grant agreements) occurs, all of the Series 2 Class B Common Units will immediately vest, (ii) if the Company completes an initial public offering or a public offering of a subsidiary (“IPO”), the Series 2 Class B Common Units that were scheduled to vest during the one-year period following the date of the IPO will instead vest as of such time and the remaining unvested portion will continue to vest on a daily basis through the third anniversary of issuance, and (iii) upon the termination of a Management Investor’s employment with Holdings, the Company or any of their respective subsidiaries, by reason of the Management Investor’s death or disability, the Series 2 Class B Common Units that were scheduled to vest during the one-year period following the date of such termination will instead vest as of the date of termination. The grant date fair value of the Series 2 Class B Units was estimated using an option valuation model. The inputs for expected term, volatility and risk-free rate used in estimating the fair value of the Series 2 Class B Common Units were three years, 24% and 0.36%, respectively, and the model also incorporated an assumption of a 17.5% discount for lack of marketability. The aggregate grant date fair value of the Series 2 Class B Common Units was estimated to be $0.0 million.

On December 16, 2013, Holdings entered into agreements to grant additional Series 2 Class B Common Units to certain of the Management Investors. The grant date fair value of the additional Series 2 Class B Units was estimated using an option valuation model. The inputs for expected term, volatility and risk-free rate used in estimating the fair value of the Series 2 Class B Common Units were 1.5 years, 28% and 0.24%, respectively, and the model also incorporated an assumption of an 8.6% discount for lack of marketability. The aggregate grant date fair value of the Series 2 Class B Common Units was estimated to be $0.3 million.

The grant date fair value of the Series 2 Class B Common Units is expected to be recognized as compensation expense over the applicable four-year vesting period.

(14) Redeemable Equity

Redeemable equity consists of redeemable convertible preferred stock of the Company and redeemable equity units of our parent.

Redeemable Convertible Preferred Stock

The Company is authorized to issue up to 1,500,000 shares of $0.01 par value Class A Preferred Stock (“Preferred Stock”), of which 378,028 and 380,652 shares were issued and outstanding as of December 31, 2013 and 2012, respectively. Holders of the Preferred Stock have no voting rights, except for specified matters with respect to the Preferred Stock.

Preferred Stock has a liquidation preference equal to $1,000 per share plus accrued but unpaid dividends thereon (the “Preferred Liquidation Value”). Holders of Preferred Stock are entitled to a preferential dividend that accrues at a rate of 8% per annum, based on the actual number of days in a year and compounded quarterly. Dividends on Preferred Stock are cumulative and accrue whether or not they have been declared and whether or not there are profits or funds legally available for the payment of dividends.

At the Company’s option, the Preferred Stock is redeemable, at any time, for per share cash consideration equal to the Preferred Liquidation Value. The majority holders of the Preferred Stock can cause the Company to redeem the Preferred Stock through their control of the Board of Directors. We therefore classify the Preferred Stock outside of permanent equity on our consolidated balance sheets and value it at its estimated redemption value as of the balance sheet date. As of December 31, 2013, there were no funds legally available to effect the redemption of Preferred Stock.

At the option of the holder and only for a period of five business days following the execution of an underwriting agreement in connection with a public offering of the Company’s equity securities (“Public Offering”), each share of Preferred Stock is convertible into shares of common stock at a conversion rate equal to the Preferred Liquidation Value divided by the offering price. All shares of Preferred Stock automatically convert into shares of common stock upon consummation of a Public Offering at a conversion rate equal to the Preferred Liquidation Value divided by the offering price.

As long as any shares of Preferred Stock remain outstanding, without the consent of a majority of the holders of Preferred Stock, the Company may not redeem or repurchase any junior security, except for the permitted repurchases of Holdings’ securities from current or former employees.

The Preferred Stock is carried at its redemption value. As of December 31, 2013, cumulative unpaid dividends on Preferred Stock aggregate $251.5 million, or approximately $665.29 per share.

Redeemable Equity Units of Parent

The agreements governing the purchases of equity units of our parent under share-based compensation programs (see Note 13) include certain repurchase and put options that are triggered if a Management Investor is terminated from employment with the Company. Upon termination of employment, Holdings and its affiliates would first have an option to repurchase the Management Investor’s equity units. If Holdings or its affiliates do not exercise the option, then the Management Investor has the right to put the equity units to Holdings. Under the put option, the payment to the Management Investor would be effected with cash for the Preferred Units and via the issuance of a subordinated promissory note for the Common Units and Founders Units.

Under the repurchase option or put option, the Preferred Units, the Common Units and the vested Founders Units can be repurchased by or sold to Holdings at fair market value and unvested Founders Units can be repurchased by or sold to Holdings at the lower of original cost or fair market value. Upon exercise of the repurchase or put option, Holdings issues an equally valued number of shares of the Company’s Preferred Stock to the Management Investor in exchange for the return of Holdings’ equity and, concurrently, the Company repurchases its Preferred Stock from the Management Investor for cash consideration. Upon a termination for “cause” (as defined in the Management Agreements), Common Units and vested and unvested Founders Units can be repurchased by or sold to Holdings at the lower of original cost or fair market value. The fair market value of the equity units is calculated in accordance with the relevant transaction documents. The fair market value of the Preferred Units has been based on unreturned capital plus accrued and unpaid yield thereon (the “Preferred Unit Liquidation Preference”). The calculation of the fair market value of the Common Units (the “Common Unit Calculated Value”) takes into account the enterprise value of Holdings, the Preferred Unit Liquidation Preference, and the number of outstanding Common Units and Founders Units. The funding to effect repurchases of units from terminated employees with cash is dependent on dividends, payments or other distributions from Funding, through its subsidiaries. During the years ended December 31, 2013, 2012 and 2011, Funding, through its subsidiaries, provided cash to the Company to effect various repurchases of units from terminated employees in accordance with the applicable Management Agreements, and the Company expects to continue to rely on Funding to provide the cash to effect future repurchases of units.

The equity units of our parent that are purchased by Management Investors contain a put option resulting in a repurchase obligation that is outside of our control. We therefore classify these equity units outside of permanent equity on our consolidated balance sheets and value them at their estimated redemption value as of the balance sheet date.

As of December 31, 2013 and December 31, 2012, $1.4 million and $2.2 million, respectively, was included within other current liabilities in the accompanying balance sheets relating to committed repurchases of units by Holdings.

(15) Restructuring Activities

(a) 2013 Restructuring Program

In September 2013, we initiated a global restructuring program designed to enhance our interaction with customers and suppliers, improve the efficiency of the Company’s operations and reduce operating expenses (collectively, the “Program”). The Program involves transitioning the management of our European organization from a national to regional basis, refining customer segmentation and focus within Europe and the United States and consolidating our leadership structure and operations in the Asia Pacific region. As part of the Program, the Company will also exit a variety of relatively small distribution and other facilities in North America, Europe and Asia. We expect the Program will enable us to better serve customers and to improve operational efficiency, competitiveness and business profitability. The Program was substantially initiated by December 31, 2013. All actions under the Program are expected to be completed in 2014.

During 2013, the Company recognized restructuring expenses under the Program of $32.5 million, of which $7.6 million related to the Americas segment and $24.9 million related to the EMEA-APAC segment. These expenses primarily related to severance and other employment-related costs and were primarily included in selling, general and administrative (“SG&A”) expenses in our statements of operations. We expect that no additional charges will be incurred under the Program.

The following table presents changes to accrued restructuring charges under the Program (in millions):

	Severance and termination benefits	Facilities related and other	Total
Balance as of January 1, 2013	$—	$—	$—
Restructuring charges	27.7	0.8	28.5
Cash payments	(9.3)	(0.2)	(9.5)

Balance as of December 31, 2013	$18.4	$0.6	$19.0

In addition to the above noted $28.5 million in cash-based restructuring expenses recognized in the year ended December 31, 2013, we also recognized $4.0 million in Program-related non-cash charges in our Asia Pacific operations, including $2.8 million related to an impairment of an amortizable intangible asset and increased provisions for inventories of $0.8 million and trade receivables of $0.4 million. Restructuring charges were all classified as SG&A expenses, except for the aforementioned increased inventory reserve which was classified as cost of goods sold in the accompanying consolidated statements of operations.

(b) Other restructuring activities

From time to time, the Company has undertaken cost reduction initiatives in its existing businesses as well as in its acquired businesses. Cost reduction initiatives typically include severance and facility closure costs. Expenses associated with such actions recognized in our statements of operations during the years ended December 31, 2012 and 2011, were $16.9 million and $5.9 million, respectively.

(c) Classification

As of December 31, 2013 and 2012, $21.6 million and $15.6 million, respectively, of our aggregate restructuring liabilities were included in other current liabilities and $2.0 million and $2.9 million, respectively, were included in other liabilities.

(16) Benefit Programs

The Company sponsors various retirement and other benefit plans. Our significant benefit plans include a defined benefit plan in the United States (the “U.S. Retirement Plan”) and defined benefit plans in Germany, France and the UK (the “German, French and UK Plans”). The Company also sponsors certain other benefit plans applicable to both our U.S. and non-U.S. employees.

(a) U.S. Retirement Plan

The U.S. Retirement Plan is a funded and tax-qualified defined benefit retirement plan that covers substantially all of the Company’s full-time U.S. employees who completed one full year of service as of May 31, 2005. Benefits under the U.S. Retirement Plan were frozen on May 31, 2005. The Company generally funds the minimum amount required by applicable laws and regulations. As of December 31, 2013, the U.S. Retirement Plan covered approximately 3,580 participants. The Company uses a December 31 measurement date for the U.S. Retirement Plan.

The change in benefit obligation, change in plan assets, and reconciliation of funded status were as follows (in millions):

	Year Ended December 31,
	2013	2012
Change in benefit obligation:
Benefit obligation—beginning of year	$226.3	$217.9
Service cost	0.7	0.7
Interest cost	8.7	8.8
Actuarial (gain) loss	(28.0)	5.1
Benefits paid	(6.6)	(6.2)

Benefit obligation—end of year	201.1	226.3

Change in plan assets:
Fair value of plan assets—beginning of year	264.5	241.5
Actual (loss) gain on plan assets	(4.9)	29.2
Benefits paid	(6.6)	(6.2)

Fair value of plan assets—end of year	253.0	264.5

Funded status	$51.9	$38.2

Amounts recognized in the consolidated balance sheet for the U.S. Retirement Plan were as follows (in millions):

	December 31,
	2013	2012
Other assets	$51.9	$38.2
Accumulated other comprehensive income or loss—pre-tax	(35.5)	(28.1)

The amount in accumulated other comprehensive income or loss that has not been recognized as net periodic pension income as of December 31, 2013 relates to an actuarial gain. The accumulated benefit obligation was $201.1 million and $226.3 million as of December 31, 2013 and 2012, respectively.

The following table presents the components of net periodic pension income for the U.S. Retirement Plan (in millions):

	Year Ended December 31,
	2013	2012	2011
Service cost	$0.7	$0.7	$0.7
Interest cost	8.7	8.8	9.4
Expected return on plan assets	(15.7)	(14.3)	(12.2)
Recognized net actuarial gain	(0.1)	—	(0.4)

Net periodic pension income	$(6.4)	$(4.8)	$(2.5)

The following net actuarial gains or losses were included in other comprehensive income or loss (in millions):

	Year Ended December 31,
	2013	2012	2011
Net actuarial gain (loss) included in other comprehensive income or loss	$7.4	$9.9	$(12.7)

The net periodic pension income and the projected benefit obligation were based on the following assumptions:

	Year Ended December 31,
	2013	2012	2011
Discount rate for benefit obligation as of year end	4.90%	3.95%	4.10%
Discount rate for net periodic pension income	3.95%	4.10%	5.40%
Expected rate of return on plan assets for net periodic pension income	6.00%	6.00%	5.80%

We select our discount rate by comparing certain bond yield curves available as of year end with Moody’s ratings of “Aa” or “AA,” respectively. Based on our review as of December 31, 2013, we selected 4.90% to adjust for any differences between the maturity of the reference bonds and the weighted average maturity date of our future expected benefit payments. As of December 31, 2013, the investment strategy of the U.S. Retirement Plan is to match the investment asset duration with the pension liability duration. This strategy, utilizing a diversified fixed income fund, attempts to hedge the discounted rate used to present value future pension obligations. The fixed income fund invests in long duration investment grade corporate bonds primarily across industrial, financial and utilities sectors and is managed by a single institution. Surplus assets, the fair market value of assets in excess of benefit obligations, are invested in equity funds. We estimate the future return on plan assets after considering prior performance, but primarily based upon the mix of assets and expectations for the long-term returns on those asset classes. Based on the target asset allocation for each asset class, the overall expected rate of return was adjusted for the historical experience and future expectations of returns as a result of active portfolio management as compared to the benchmark returns.

The estimated fair values of the U.S. Retirement Plan’s assets as of December 31, 2013 and 2012, by asset class were as follows (see Note 11 for more discussion on fair value measurements) (in millions):

	December 31, 2013				December 31, 2012
Asset Class	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds	$1.3	$—	$1.3	$—	$22.2	$—	$22.2	$—
Fixed income fund	200.6	—	200.6	—	217.8	—	217.8	—
Equity funds	51.1	18.4	32.7	—	24.5	24.5	—	—

Total	$253.0	$18.4	$234.6	$—	$264.5	$24.5	$240.0	$—

The Company does not expect to make contributions to the U.S. Retirement Plan in 2014.

The following table summarizes the benefits expected to be paid under the U.S. Retirement Plan over each of the next five years and the following five-year period (in millions):

Year ending December 31,
2014	$7.7
2015	8.3
2016	8.9
2017	9.5
2018	10.0
2019 – 2023	58.2

In April 2014, certain eligible participants under the U.S. Retirement Plan were offered an opportunity to elect to receive their entire vested accrued benefit under the U.S. Retirement Plan in a lump sum or annuity. On June 1, 2014, this offer expired and approximately $35 million of plan assets are expected to be distributed to these participants, such payments satisfying approximately 15% of the U.S. Retirement Plan’s projected benefit obligation. Pending finalization of settlements under the U.S. Retirement Plan in June 2014, the Company expects to complete an actuarial analysis and recognize an actuarial gain during the second quarter of 2014.

(b) Other U.S. Benefit Plans

The Company sponsors defined contribution plans as well as a supplemental pension plan and a nonqualified deferred compensation plan for certain senior officers. The supplemental pension plan was frozen on May 31, 2005, is unfunded, and covered 15 participants (1 current employee) as of December 31, 2013. In addition, and prior to December 2012, certain employees were covered under a union-sponsored, collectively bargained multi-employer pension plan. Expenses incurred under these plans were as follows (in millions):

	Year Ended December 31,
	2013	2012	2011
Defined contribution plans	$7.4	$7.2	$8.4
Union-sponsored plan	1.0	2.1	0.6
Supplemental pension plan	0.5	0.5	0.4
Nonqualified deferred compensation plan	0.2	0.2	0.2

In addition, the Company provides health benefits to certain retirees and their spouses. These benefits are unfunded. Shown below are the accumulated postretirement benefit obligation and the weighted average discount rate used in determining the accumulated postretirement benefit obligation (amounts in millions). The annual cost of these benefits are not material.

	December 31,
	2013	2012
Postretirement benefit obligations	$1.3	$1.7
Weighted average discount rate	4.90%	3.95%
Healthcare cost trend rate assumed for next year	7.60%	7.90%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2028	2028

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one-percentage-point increase in assumed healthcare cost trend rates would increase our postretirement benefit obligation as of December 31, 2013, by approximately $0.3 million.

(c) Non-U.S. Benefit Plans

The Company has defined benefit pension plans at various foreign subsidiaries. Our significant non-U.S. defined benefit plans are in Germany, France, and the UK. Our German subsidiaries have unfunded defined benefit pension plans for certain employees and retirees, such plans being closed to new participants. Our French subsidiary has a defined benefit pension plan for a certain group of employees that is closed to new participants. Our UK subsidiary has two defined benefit plans which are closed to new participants and frozen with respect to future accrual of benefits. In addition, the Company has several small defined benefit pension plans at other locations. The Company uses a December 31 measurement date for these non-U.S. defined benefit plans.

Combined information for the German, French and the UK plans’ change in benefit obligation, change in plan assets, and reconciliation of funded status were as follows (in millions):

	Year Ended December 31,
	2013	2012
Change in benefit obligation:
Benefit obligation—beginning of year	$150.2	$121.5
Service cost	1.4	1.7
Interest cost	5.9	5.9
Plan participants’ contributions	—	0.3
Actuarial loss	5.6	23.7
Benefits paid	(4.7)	(3.4)
Curtailment	—	(4.8)
Currency translation changes	4.7	5.3

Benefit obligation—end of year	163.1	150.2

Change in plan assets:
Fair value of plan assets—beginning of year	71.6	61.5
Actual gain on plan assets	11.2	6.2
Company contributions	2.1	2.7
Plan participants’ contributions	—	0.3
Benefits paid	(3.3)	(2.2)
Currency translation changes	2.1	3.1

Fair value of plan assets—end of year	83.7	71.6

Funded status	$(79.4)	$(78.6)

Amounts recognized in the consolidated balance sheet were as follows (in millions):

	December 31,
	2013	2012
Other assets	$0.5	$0.4
Other long-term liabilities	(79.9)	(79.0)
Accumulated other comprehensive income or loss—pre-tax	36.5	40.5

The amount in accumulated other comprehensive income or loss that has not been recognized as net periodic pension cost as of December 31, 2013, relates to a net actuarial loss. The combined accumulated benefit obligation was $155.4 million and $143.2 million as of December 31, 2013 and 2012, respectively.

The following table presents the components of net periodic pension cost for the German, French and UK Plans (in millions):

	Year Ended December 31,
	2013	2012	2011
Service cost	$1.4	$1.7	$2.2
Interest cost	5.9	5.9	6.2
Expected return on plan assets	(3.8)	(3.9)	(4.4)
Recognized net actuarial loss	2.0	0.9	0.7

Net periodic pension cost	$5.5	$4.6	$4.7

The following net actuarial gains or losses were included in other comprehensive income or loss (in millions):

	Year Ended December 31,
	2013	2012	2011
Net actuarial gain (loss) included in other comprehensive income or loss	$1.9	$(16.5)	$(6.2)

The combined net periodic pension cost and the combined projected benefit obligation were based on the following weighted average assumptions:

	Year Ended December 31,
	2013	2012	2011
Discount rate for benefit obligation as of year end	4.19%	4.11%	4.88%
Discount rate for net periodic pension cost	4.11%	4.88%	5.21%
Expected rate of return on plan assets for net periodic pension cost (French and UK plans only)	6.45%	6.33%	6.83%
Assumed annual rate of compensation increase for benefit obligation (German plan only)	3.00%	3.00%	3.26%
Assumed annual rate of compensation increase for net periodic pension cost (German plan only)	3.00%	3.24%	3.92%

The French and UK plans primarily invest in insurance contracts. The combined weighted target allocations for the underlying investments of such insurance contracts are approximately 77% equity index funds and 23% debt securities, equally divided between corporate bonds and government securities. The expected long-term rate of return on plan assets used in determining pension expense for non-U.S. plans is determined in a similar manner to the U.S. Retirement Plan. The combined estimated fair values of the French and UK plans’ assets as of December 31, 2013 and 2012, by asset class were as follows (see Note 11 for more discussion on fair value measurements) (in millions):

	December 31, 2013				December 31, 2012
Asset Class	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Insurance contracts	$79.4	$—	$79.4	$—	$71.6	$—	$71.6	$—
Cash	4.3	4.3	—	—	—	—	—	—

Total	$83.7	$4.3	$79.4	$—	$71.6	$—	$71.6	$—

The Company expects to make contributions to the French and UK plans of approximately $0.3 million in 2014.

The following table summarizes the benefits expected to be paid under the German, French and UK Plans over each of the next five years and the following five-year period (in millions):

Year ending December 31,
2014	$4.1
2015	4.1
2016	4.3
2017	4.5
2018	2.6
2019 – 2023	28.9

(d) Other Non-U.S. Postemployment Benefits

Certain of the Company’s European subsidiaries provide postemployment benefits in the form of lump-sum cash payments to employees when they leave the Company, regardless of their reason for leaving. The Company estimates and accrues a liability for these benefits. The largest such plans are in France, Italy and Belgium. The combined liability recorded for these plans was $7.4 million and $7.6 million as of December 31, 2013 and 2012, respectively.

(17) Other Income (Expense), net

Other income (expense), net, primarily consists of foreign currency exchange gains and losses. We have a significant amount of foreign-denominated debt on our U.S. dollar-denominated balance sheet. The translation of foreign-denominated debt obligations on our U.S. dollar-denominated balance sheet is reported in other income (expense), net, as foreign currency exchange gains or losses each period. Such gains or losses are substantially unrealized and related to the weakening or strengthening of the euro against the U.S. dollar, respectively. As a result, our operating results are exposed to fluctuations in foreign currency exchange rates, principally with respect to the euro. A 10% change in foreign currency exchange rates associated with foreign denominated debt outstanding as of December 31, 2013, would have impacted our reported exchange gains or losses for the year ended December 31, 2013, by approximately $84.0 million on a pre-tax basis.

The following table presents the components of other income (expense), net (in millions):

	Year Ended December 31,
	2013	2012	2011
Exchange (losses) gains, net	$(38.8)	$(14.4)	$21.8
Other	—	(0.7)	—

Other income (expense), net	$(38.8)	$(15.1)	$21.8

During the years ended December 31, 2013, 2012 and 2011, we recorded foreign currency exchange gains and losses based primarily on changes in the value of the euro, the British pound sterling and the Canadian dollar against the U.S. dollar, as well as the euro against the British pound sterling.

(18) Income Taxes

(a) Income Tax Provision or Benefit

The components of income or loss before income taxes are as follows (in millions):

	Year Ended December 31,
	2013	2012	2011
United States	$(56.6)	$(78.2)	$(12.1)
Foreign	79.1	90.1	100.2

Total income before income taxes	$22.5	$11.9	$88.1

The components of income tax provision are as follows (in millions):

	Year Ended December 31,
	2013	2012	2011
Current:
Federal	$(0.4)	$0.1	$(0.1)
State	(0.3)	0.1	(0.3)
Foreign	(36.6)	(34.6)	(34.4)

	(37.3)	(34.4)	(34.8)

Deferred:
Federal	6.5	14.6	(6.7)
State	1.0	1.1	(4.2)
Foreign	21.4	10.6	15.3

	28.9	26.3	4.4

Total income tax provision	$(8.4)	$(8.1)	$(30.4)

During the years ended December 31, 2013 and 2012, in addition to providing an income tax provision of $8.4 million and $8.1 million, respectively, in our statements of operations, the Company also recorded net deferred tax liabilities through goodwill of $0.7 million and $12.1 million, respectively, and net deferred tax (liabilities) assets through stockholder’s equity of $(3.9) million and $1.8 million, respectively. The deferred tax liabilities recorded through goodwill primarily relate to acquired intangible assets. The net deferred taxes recorded through equity primarily relate to our pension plans.

The provision for income taxes in the accompanying statements of operations differs from the provision calculated by applying the statutory federal income tax rate of 35% due to the following (in millions):

	Year Ended December 31,
	2013	2012	2011
Statutory tax provision	$(7.9)	$(4.2)	$(30.8)
State income taxes, net of federal benefit	0.4	0.7	(3.1)
Change in foreign tax rates	8.5	(1.4)	7.0
Foreign rate differential	4.9	5.2	2.8
Nondeductible expenses	(0.6)	(0.6)	(1.1)
Change in valuation allowance	(12.5)	(4.5)	(2.1)
Other, net	(1.2)	(3.3)	(3.1)

Total income tax provision	$(8.4)	$(8.1)	$(30.4)

The tax provision recognized in 2013 is primarily the result of tax expense on foreign operating profits and increases in valuation allowances in foreign jurisdictions, partially offset by a tax benefit from domestic operating losses and a favorable reduction of foreign deferred tax liabilities due to a change in the effective foreign rates.

The tax provision recognized in 2012 is primarily the result of tax expense on foreign operating profits, changes in uncertain tax positions, increases in valuation allowances in foreign jurisdictions and increases in foreign tax rates, partially offset by a tax benefit from domestic operating losses.

The tax provision recognized in 2011 is comprised of tax expense on foreign operating profits and changes in uncertain tax positions, partially offset by a tax benefit from domestic operating losses and a favorable reduction of foreign deferred tax liabilities due to a change in the effective foreign rates.

Other, net for the years ended 2013, 2012 and 2011 includes a benefit (provision) related to changes in uncertain tax positions of $0.8 million, $(3.1) million and $(2.6) million, respectively.

Our tax benefits or provisions can change significantly due to the volatility of our net exchange gains or losses in our operating results.

The change in valuation allowance above for the years ended December 31, 2013, 2012 and 2011 excludes valuation allowances recognized with respect to intercompany transactions, foreign taxes and state net operating losses aggregating $7.4 million, $10.5 million and $12.4 million, respectively.

(b) Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are comprised of the following (in millions):

	December 31,
	2013	2012
Deferred tax assets:
Net operating loss carryforwards	$260.2	$253.8
Pension and other compensation benefits	5.1	13.3
Foreign currency translation loss	23.2	8.5
Derivative financial instruments	0.1	—
Foreign tax credit and alternative minimum tax carryforwards	6.2	9.3
Inventory overhead capitalization	2.7	2.4
Accrued expenses	3.8	3.6
Receivables	4.7	4.9
Transaction fees	5.7	5.5

	311.7	301.3
Valuation allowances	(119.3)	(95.4)

Total deferred tax assets, net of valuation allowances	192.4	205.9
Deferred tax liabilities:
Intangible assets	564.4	596.9
Property and equipment	9.4	8.9
Inventory valuation	8.5	13.1
Goodwill amortization	34.3	29.4
Other	5.3	6.4

Total deferred tax liabilities	621.9	654.7

Net deferred tax liability	$429.5	$448.8

Deferred income taxes have been classified in the accompanying consolidated balance sheets as follows (in millions):

	December 31,
	2013	2012
Deferred tax asset—current (included in other current assets)	$15.1	$11.6
Deferred tax asset—noncurrent	7.3	11.8
Deferred tax liability—current (included in accrued expenses)	(5.8)	(8.5)
Deferred tax liability—noncurrent	(446.1)	(463.7)

Net deferred tax liability	$(429.5)	$(448.8)

The Company evaluates the realization of deferred tax assets taking into consideration such factors as the reversal of existing taxable temporary differences, expected profitability by tax jurisdiction and available carryforward periods. The extent and timing of the reversal of existing taxable temporary differences will influence the extent of tax benefits recognized in a particular year. As of December 31, 2013, the Company had valuation allowances of $119.3 million associated with certain intercompany transactions, foreign net operating loss carryforwards, foreign tax credit carryforwards, short-lived state net operating losses and other deferred tax assets that are not expected to be realized. Should applicable losses, credits and deductions ultimately be realized, the resulting reduction in the valuation allowance will generally be recognized as a component of our income tax provision or benefit.

(c) Uncertain Tax Positions

We conduct business globally and, as a result, the Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities mainly throughout North America and Europe, including jurisdictions in which we have significant operations such as Germany, France, the UK, Belgium, Sweden, Canada, Switzerland and the U.S. We have concluded all U.S. federal income tax matters for years through 2005. Substantially all income tax matters in the major foreign jurisdictions that we operate have been concluded for years through 2009. Substantially all U.S. state and local income tax matters have been finalized through 2005.

As of December 31, 2013 and 2012, the Company had $58.5 million and $47.2 million, respectively, of unrecognized tax benefits, including $0.6 million and $0.7 million, respectively, of accrued interest and penalties related to unrecognized tax benefits. If the Company were to prevail on all uncertain tax positions, the net effect would generally be a benefit to the Company’s income tax provision. We expect a reduction in the liability for unrecognized tax benefits ranging between $0.0 million and $0.2 million within the next twelve months as a result of settlements and the expiration of statues of limitations.

The following table reflects changes in the reserve associated with uncertain tax positions, exclusive of interest and penalties (in millions):

	Year Ended December 31,
	2013	2012	2011
Balance at January 1	$46.5	$31.1	$4.9
Tax positions related to the current year—additions	14.0	13.7	14.1
Tax positions related to prior years—additions	0.1	1.7	13.6
Tax positions related to prior years—reductions	(1.1)	—	(1.2)
Reductions for settlements with taxing authorities	(1.2)	—	(0.1)
Reductions as a result of a lapse of statutes of limitations	(0.4)	—	(0.2)

Balance at December 31	$57.9	$46.5	$31.1

During the years ended December 31, 2013 and 2012, our reserve for unrecognized tax benefits increased primarily as a result of tax positions we took across various jurisdictions in 2013 and 2012.

During the year ended December 31, 2011, our reserve for unrecognized tax benefits increased, primarily as a result of a tax return position that was taken on a tax return. This unrecognized tax benefit was previously recorded as an offset to deferred tax assets. Accordingly, there was no impact to our consolidated income tax provision in 2011 because of this filing position.

The development of reserves for these exposures requires judgments about tax issues, potential outcomes and timing of settlement discussions with tax authorities.

(d) Other Matters

Neither income taxes nor foreign withholding taxes have been provided on $645.7 million of cumulative undistributed earnings of foreign subsidiaries as of December 31, 2013. These earnings are considered permanently invested in the business. We make an evaluation at the end of each reporting period as to whether or not some or all of the undistributed earnings are permanently reinvested. Future changes in facts and circumstances could require us to recognize income tax liabilities on the assumption that our foreign undistributed earnings will be distributed to the United States in a manner that attracts a net tax cost. At this time, a determination of the amount of unrecognized deferred tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

As of December 31, 2013, the Company has federal net operating loss carryforwards of $518.6 million that begin to expire in 2025 and state net operating loss carryforwards of $490.4 million, with a corresponding state tax benefit of $19.6 million, that expire at various times through 2033. In addition, the Company has foreign net operating loss carryforwards of $338.5 million, which predominantly have indefinite expirations. Further, as of December 31, 2013, there are U.S. foreign tax credit carryforwards of $2.9 million that will expire at various times through 2016.

The Company files a consolidated federal and certain state combined income tax returns with VWR Funding, Inc. and its other domestic subsidiaries.

(19) Comprehensive Income or Loss

The following table presents changes in the components of accumulated other comprehensive income or loss, net of tax (in millions):

	Accumulated Other Comprehensive Income (Loss)
	Foreign Currency Translation	Derivative Instruments	Defined Benefit Plans	Total
Balance at January 1, 2011	$(12.6)	$(8.3)	$1.1	$(19.8)
Net unrealized loss arising during the period	(50.0)	(1.5)	(13.8)	(65.3)
Reclassification of loss into earnings	—	4.6	0.3	4.9

Balance at December 31, 2011	(62.6)	(5.2)	(12.4)	(80.2)
Net unrealized loss arising during the period	35.3	0.5	(9.2)	26.6
Reclassification of loss into earnings	—	3.4	0.8	4.2

Balance at December 31, 2012	(27.3)	(1.3)	(20.8)	(49.4)
Net unrealized gain arising during the period	40.6	2.6	10.6	53.8
Reclassification of (gain) loss into earnings	—	(3.4)	1.5	(1.9)

Balance at December 31, 2013	$13.3	$(2.1)	$(8.7)	$2.5

The following table presents details about reclassifications of (gains) losses from accumulated other comprehensive income or loss into earnings by component (in millions):

	Component of Earnings	Year Ended December 31, 2013
Derivative instruments:
Foreign currency forward contracts	Cost of goods sold	$(5.5)
	Interest expense	0.6
	Loss on extinguishment of debt	0.4
	Income tax expense	1.1

		$(3.4)

Defined benefit pensions:
Net actuarial loss	Selling, general and administrative expenses (Note 16)	$2.1
	Income tax benefit	(0.6)

		$1.5

The following table presents the income tax effects of the components of comprehensive income or loss (in millions):

	Year Ended December 31,
	2013	2012	2011
Derivative instruments:
Benefit (provision) arising during the period	$(0.9)	$(0.2)	$1.0
Reclassification of provision (benefit) into earnings	1.1	(1.9)	(2.9)
Defined benefit plans:
(Provision) benefit arising during the period	(4.4)	2.7	7.2
Reclassification of benefit into earnings	(0.6)	(0.2)	(0.2)

(20) Transactions with Related Parties

As of December 31, 2013, Madison Dearborn and Avista Capital Partners, L.P. (“Avista”), through certain of their investment funds, beneficially own, on a fully-diluted basis, approximately 73% and 7% of our redeemable equity and stockholder’s equity, respectively, through their ownership interests in Holdings. The Company is party to a management services agreement with affiliates of Madison Dearborn and Avista (the “Management Services Agreement”). Pursuant to the Management Services Agreement, Madison Dearborn and Avista or their affiliate parties thereto will provide the Company with management and consulting services and financial and other advisory services and will be paid an aggregate annual management fee of $2.0 million (paid quarterly) in connection with the provision of such services as well as board-level services. In addition, Madison Dearborn and Avista will receive a placement fee of 2.5% of any equity financing that they provide to us prior to a public equity offering. The Management Services Agreement shall remain in effect, with respect to Madison Dearborn, until the date on which neither Madison Dearborn nor its affiliates hold directly or indirectly any equity securities of Holdings or its successors and, with respect to Avista, until the date on which Avista ceases to have the right to designate a representative of the board of managers of Holdings.

(21) Segment Financial Information

We report financial results on the basis of two reportable segments: (1) North, Central and South America (collectively, the “Americas”); and (2) Europe, Middle East, Africa and Asia Pacific (collectively, “EMEA-APAC”). Both the Americas and EMEA-APAC segments are engaged in the distribution of laboratory and production equipment and supplies to customers in the pharmaceutical, biotechnology, medical device, chemical, technology, food processing, healthcare, mining and consumer products industries, as well as governmental agencies, universities and research institutes and environmental organizations, within their respective geographic regions.

Prior to January 1, 2014, we had three reportable segments: Americas, Europe and Science Education. Effective January 1, 2014, we changed our reportable segments to align with our new basis of managing the business. Science Education no longer qualifies as a reportable segment because it has been fully integrated into our U.S. Lab and Distribution Services (“US Lab”) business. In addition, we realigned our operations throughout Asia Pacific under European leadership. We have recast all reportable segment financial data herein to conform to the current segment presentation.

(a) Basis of Determining Segments

Our Company is comprised of three operating segments: (1) US Lab; (2) a collection of laboratory supply and other distribution businesses primarily operating North, Central and South America (collectively, “Emerging Businesses”); and (3) EMEA-APAC. Our operating segments are differentiated by geographic dispersion, which corresponds to the manner in which our chief operating decision maker evaluates performance. We present two reportable segments because we have aggregated US Lab and Emerging Businesses into the Americas reportable segment due to their high degree of economic similarity.

Corporate costs are managed centrally and attributed to the Americas segment.

(b) Segment Financial Information

The following tables present selected financial information by reportable segment (in millions):

	Year Ended December 31,
	2013	2012	2011
Net sales:
Americas	$2,352.7	$2,400.9	$2,418.5
EMEA-APAC	1,835.1	1,728.5	1,742.6

Total	$4,187.8	$4,129.4	$4,161.1

Operating income (loss):
Americas	$115.8	$123.2	$130.7
EMEA-APAC	138.2	128.8	135.2

Total	$254.0	$252.0	$265.9

Capital expenditures:
Americas	$22.9	$38.6	$29.8
EMEA-APAC	22.4	13.2	12.7

Total	$45.3	$51.8	$42.5

Depreciation and amortization:
Americas	$75.1	$75.2	$69.0
EMEA-APAC	54.9	50.7	51.9

Total	$130.0	$125.9	$120.9

	December 31,
	2013	2012
Total assets:
Americas	$2,874.9	$2,997.2
EMEA-APAC	2,334.1	2,404.8

Total	$5,209.0	$5,402.0

Inter-segment activity has been eliminated. Therefore, the revenues reported for each reportable segment are substantially all from external customers. The operating income of the Americas and EMEA-APAC reportable segments for the year ended December 31, 2013, includes $7.6 million and $24.9 million, respectively, in charges relating to the Program. See Note 15.

The following tables present net sales, long-lived assets and total assets by geographic area (in millions):

	Year Ended December 31,
	2013	2012	2011
Net sales:
United States	$2,077.7	$2,117.5	$2,172.4
International	2,110.1	2,011.9	1,988.7

Total	$4,187.8	$4,129.4	$4,161.1

	December 31,
	2013	2012
Long-lived assets:
United States	$135.4	$130.6
International	112.2	103.5

Total	$247.6	$234.1

Total assets:
United States	$2,546.0	$2,661.4
International	2,663.0	2,740.6

Total	$5,209.0	$5,402.0

(22) Unaudited Quarterly Financial Information

The following tables present select unaudited quarterly financial information (in millions):

	2013 Quarterly Periods
	First	Second	Third	Fourth
Net sales	$1,024.3	$1,049.0	$1,055.2	$1,059.3
Gross profit	297.5	295.6	298.2	305.0
Operating income	63.5	63.6	62.4	64.5
Interest expense, net	(47.6)	(47.4)	(47.8)	(47.9)
Other income (expense), net	23.0	(15.9)	(30.4)	(15.5)
Loss on extinguishment of debt	(2.0)	—	—	—
Income (loss) before income taxes	36.9	0.3	(15.8)	1.1
Net income (loss)	22.1	(3.6)	(13.5)	9.1

	2012 Quarterly Periods
	First	Second	Third	Fourth
Net sales	$1,033.3	$1,022.8	$1,029.2	$1,044.1
Gross profit	302.5	291.7	286.4	286.8
Operating income	70.9	63.7	59.7	57.7
Interest expense, net	(48.3)	(49.2)	(55.0)	(47.0)
Other income (expense), net	(23.1)	43.0	(13.0)	(22.0)
Loss on extinguishment of debt	—	—	(4.2)	(21.3)
(Loss) income before income taxes	(0.5)	57.5	(12.5)	(32.6)
Net (loss) income	(1.5)	34.6	(8.2)	(21.1)

(23) Condensed Parent Company-Only Financial Statements

The Company’s sole direct subsidiary, VWR Funding, Inc., is a party to the Senior Secured Credit Agreement, as amended, and the indentures governing the 7.25% Senior Notes and the 10.75% Senior Subordinated Notes (together, the “Loan Agreements”). All obligations under the Senior Secured Credit Agreement are secured by a first priority lien on substantially all of the assets of VWR Funding, Inc. Additionally, the Loan Agreements contain various covenants, including operating performance, ability to incur additional indebtedness, create liens, make certain investments, pay dividends, sell assets, or enter into a merger or acquisition. With respect to dividends, the Loan Agreements prohibit VWR Funding, Inc., subject to certain limited exceptions, from paying dividends or making distributions to us. Included among those limited exceptions are dividend payments necessary to administer Holding’s share-based compensation programs (see Note 13).

The following condensed financial statements present the Company’s financial position as of December 31, 2013 and 2012 and its results of operations and cash flows for each of the three years in the period ended December 31, 2013, on a parent company-only basis.

In the parent company-only financial statements, the Company’s investment in its sole direct subsidiary is stated at cost plus equity in undistributed earnings of the subsidiary since the date of formation. The Company’s share of income is recorded as equity in earnings of the unconsolidated subsidiary. The parent company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

Condensed Parent Company-Only Balance Sheets

(in millions, except share and per share data)

	December 31,
	2013	2012
Assets
Investment in unconsolidated subsidiaries	$1,097.8	$1,036.2

Total assets	$1,097.8	$1,036.2

Liabilities, Redeemable Equity and Stockholder’s Equity
Current liabilities:
Other current liabilities	$1.4	$2.2

Total current liabilities	1.4	2.2

Total liabilities	1.4	2.2

Redeemable equity:
Redeemable convertible preferred stock, $0.01 par value; 1,500,000 shares authorized; 378,028 and 380,652 shares issued and outstanding, respectively (liquidation value of $629.5 as of December 31, 2013)	629.5	586.5
Redeemable equity units of parent	41.1	41.4

Total redeemable equity	670.6	627.9

Stockholder’s equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	723.9	770.2
Accumulated deficit	(300.6)	(314.7)
Accumulated other comprehensive income (loss)	2.5	(49.4)

Total stockholder’s equity	425.8	406.1

Total liabilities, redeemable equity and stockholder’s equity	$1,097.8	$1,036.2

Condensed Parent Company-Only Statements of Operations

(in millions)

	Year Ended December 31,
	2013	2012	2011
Equity in earnings of unconsolidated subsidiaries, net of tax	$14.1	$3.8	$57.7

Net income	14.1	3.8	57.7
Accretion of dividends on redeemable convertible preferred stock	(47.9)	(45.5)	(42.4)

Net (loss) income applicable to common stockholders	$(33.8)	$(41.7)	$15.3

Condensed Parent Company-Only Statements of Cash Flows

(in millions)

	Year Ended December 31,
	2013	2012	2011
Cash flows from operating activities:
Net income	$14.1	$3.8	$57.7
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in earnings of unconsolidated subsidiaries, net of tax	(14.1)	(3.8)	(57.7)

Net cash from operating activities	—	—	—

Net cash from investing activities	—	—	—

Cash flows from financing activities:
Dividends from unconsolidated subsidiaries	6.3	16.1	1.3
Repurchases of redeemable convertible preferred stock	(6.3)	(16.1)	(1.3)
Proceeds from equity incentive plans of parent	1.4	0.4	2.8
Capital contributed to unconsolidated subsidiaries	(1.4)	(0.4)	(2.8)

Net cash from financing activities	—	—	—

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents beginning of period	—	—	—

Cash and cash equivalents end of period	$—	$—	$—

(24) Subsequent Event

On July 31, 2014, we completed an internal recapitalization pursuant to which Holdings exchanged all of its interests in our common stock and redeemable convertible preferred stock for an aggregate of 1,000,000 newly-issued shares of our common stock.

Schedule II—Valuation and Qualifying Accounts

VWR CORPORATION AND SUBSIDIARIES

For the Years Ended December 31, 2013, 2012 and 2011

	Balance at Beginning of Year	Charged to Income	Foreign Currency Translation Adjustment	Increases (Deductions) From Reserves	Balance at End of Year
	(in millions)
Year ended December 31, 2013
Allowance for doubtful receivables (1)	$14.4	$0.1	$0.3	$—	$14.8
Valuation allowance on deferred taxes (2)	95.4	12.5	4.0	7.4	119.3
Year ended December 31, 2012
Allowance for doubtful receivables (1)	10.5	4.0	0.6	(0.7)	14.4
Valuation allowance on deferred taxes (2)	79.7	4.5	0.7	10.5	95.4
Year ended December 31, 2011
Allowance for doubtful receivables (1)	9.1	3.3	(0.4)	(1.5)	10.5
Valuation allowance on deferred taxes (2)	67.5	2.1	(2.3)	12.4	79.7

(1)	Deductions from reserves indicates bad debts charged off, less recoveries.

(2)	Increases from reserves relates to the establishment of valuation allowances primarily related to intercompany transactions, foreign taxes and state net operating losses.

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

            Shares

Common Stock

PROSPECTUS

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P. Morgan

Barclays

Deutsche Bank Securities

Citigroup

Jefferies

William Blair

Cowen and Company

Mizuho Securities

SMBC Nikko

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee.

Amount
SEC registration fee		$12,880
FINRA filing fee		15,500
Exchange listing fee			*
Legal fees and expenses			*
Accounting fees and expenses			*
Printing expenses			*
Miscellaneous expenses			*

Total	$		*

*	To be provided by amendment.

Item 14. Indemnification of Officers and Directors

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

None.

Item 16. Exhibits and Financial Statement Schedules

(a)	The list of exhibits is set forth under “Exhibit Index” at the end of this registration statement and is incorporated herein by reference.

(b)	See the Index to Consolidated Financial Statements included on page F-1 for a list of the consolidated financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable, or the information is included in the annual consolidated financial statements and related notes contained in this registration statement.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Radnor, State of Pennsylvania, on August 1, 2014.

VWR Corporation

/s/ Gregory L. Cowan
Name: Gregory L. Cowan
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 1, 2014.

*	Director, President and Chief Executive Officer (principal executive officer)
Manuel Brocke-Benz

/s/ Gregory L. Cowan	Senior Vice President, Chief Financial Officer (principal financial officer)
Gregory L. Cowan

*	Vice President and Corporate Controller (principal accounting officer)
Douglas J. Pitts

*	Chairman of the Board
Harry M. Jansen Kraemer, Jr.

*	Director
Nicholas W. Alexos

*	Director
Robert L. Barchi

*	Director
Edward A. Blechschmidt

*	Director
Thompson Dean

*	Director
Robert P. DeCresce

*	Director
Pamela Forbes Lieberman

*	Director
Carlos del Salto

*	Director
Timothy P. Sullivan

*	Director
Robert J. Zollars

*	The undersigned, by signing his name hereto, does sign and execute this Amendment No. 1 to the Registration Statement pursuant to the Power of Attorney executed by the above-named officers and directors of VWR Corporation and filed with the Securities and Exchange Commission.

/s/ Gregory L. Cowan
Gregory L. Cowan
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description (1)	Form (2)	Exhibit Number (2)		Filing Date (2)

1.1*	Form of Underwriting Agreement

2.1	Agreement and Plan of Merger, dated May 2, 2007, among Varietal Distribution Holdings, LLC, Varietal Distribution Merger Sub, Inc., and VWR Funding, Inc. (formerly CDRV Investors, Inc.)	10-Q	10.1	(a)	8/14/2007

2.2	First Amendment to said Merger Agreement, dated May 7, 2007	10-Q	10.1	(b)	8/14/2007

2.3	Second Amendment to said Merger Agreement, dated May 7, 2007	10-Q	10.1	(c)	8/14/2007

3.1	Amended and Restated Certificate of Incorporation of VWR Corporation

3.2**	Bylaws of VWR Corporation, as amended

3.3*	Form of Amended and Restated Certificate of Incorporation of VWR Corporation, to become effective upon consummation of this offering

3.4*	Form of Amended and Restated Bylaws of VWR Corporation, to become effective upon consummation of this offering

4.1	Indenture, dated as of September 4, 2012, among VWR Funding, Inc., the guarantors named therein and Law Debenture Trust Company of New York, as Trustee, relating to 7.25% Senior Notes due 2017	8-K	4.1		9/5/2012

4.2	Form of 7.25% Senior Notes due 2017	8-K	4.1		9/5/2012

4.3	Indenture, dated as of June 29, 2007, by and among VWR Funding, Inc., the Guarantors from time to time parties thereto, and Law Debenture Trust Company of New York, as Trustee, relating to 10.75% Senior Subordinated Notes due 2017 (including forms of Notes attached as an exhibit thereto)	10-Q	4.7	(a)	8/14/2007

4.4	Exchange and Registration Rights Agreement, dated as of June 29, 2007, among VWR Funding, Inc., the Guarantors from time to time parties thereto, and the Purchasers named therein	10-K	4.4	(c)	3/2/2012

4.5	Exchange and Registration Rights Agreement, dated as of September 4, 2012, among VWR Funding, Inc., the Guarantors from time to time parties thereto, and the Purchasers named therein	8-K	4.3		9/5/2012

4.6*	Form of stock certificate

5.1	Opinion of Kirkland & Ellis LLP

10.1	Amended and Restated Management Services Agreement, dated as of June 29, 2007, between VWR Funding, Inc. and Madison Dearborn Partners V-B, L.P.	10-Q	10.1		8/14/2007

10.2 +	Varietal Distribution Holdings, LLC 2007 Securities Purchase Plan	10-Q	10.3	(a)	4/5/2012

10.3 +	Varietal Distribution Holdings, LLC 2007 Securities Purchase Plan, as amended	8-K	10.1		4/4/2012

Exhibit Number	Exhibit Description (1)	Form (2)	Exhibit Number (2)		Filing Date (2)

10.4 +	Varietal Distribution Holdings, LLC 2007 Securities Purchase Plan, as amended	8-K	10.1		1/2/2013

10.5 +	Varietal Distribution Holdings, LLC 2007 Securities Purchase Plan, as amended	8-K	10.1		12/17/2013

10.6 +	Varietal Distribution Holdings, LLC 2007 Securities Purchase Plan, as amended	10-K	10.2	(e)	3/3/2014

10.7 +	Limited Liability Company Agreement, dated June 29, 2007, among Varietal Distribution Holdings, LLC and the unitholders named therein from time to time	10-Q	10.3	(b)	8/14/2007

10.8 +	Securityholders Agreement, dated June 29, 2007, among Varietal Distribution Holdings, LLC and the other parties named therein from time to time	10-Q	10.3	(c)	8/14/2007

10.9 +	Form of Management Unit Purchase Agreement	10-Q	10.3	(d)	8/14/2007

10.10 +	Form of Incentive Unit Grant Agreement	8-K	10.2		4/5/2012

10.11 +	Form of Time-Based Incentive Unit Grant Agreement	8-K	10.2		1/2/2013

10.12 +	Form of Incentive Program Unit Grant Agreement	8-K	10.1		4/4/2013

10.13 +	Form of Class A Common Management Unit Purchase Agreement	8-K	10.3		12/17/2013

10.14 +	Employment Letter, dated April 3, 2013, between Varietal Management Services GmbH and Manuel Brocke-Benz	8-K	10.2		4/4/2013

10.15 +	Management Unit Purchase Agreement, dated March 29, 2013, between Varietal Distribution Holdings, LLC and Manuel Brocke-Benz	8-K	10.3		4/4/2013

10.16 +	Amended and Restated Employment Letter, dated December 20, 2010, between VWR Management Services, LLC and Gregory L. Cowan	10-K	10.5		2/25/2011

10.17 +	Amended and Restated Employment Letter, dated December 20, 2010, between VWR Management Services, LLC and Theodore C. Pulkownik	10-K	10.7		3/5/2013

10.18 +	Employment Letter, dated August 24, 2012, between VWR Management Services, LLC and Stanley L. Haas	10-K	10.8	(a)	3/5/2013

10.19 +	International Assignment Addendum to Employment Letter, dated October 11, 2012, to Stanley L. Haas Employment Letter	10-K	10.8	(b)	3/5/2013

10.20 +	Employment Agreement, dated February 18, 2013, between VWR International Management GmbH & Co. KG and Peter Schuele	10-K	10.7		3/3/2014

10.21 +	Employment Letter, dated July 24, 2012 between VWR Management Services, LLC and Mark McLoughlin	10-K	10.8		3/3/2014

10.22	Credit Agreement, dated as of June 29, 2007, among VWR Funding, Inc., the Foreign Subsidiary Borrowers from time to time parties thereto, the Lenders from time to time parties thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, and the Arrangers and other Agents named therein	10-Q	4.5	(a)	8/14/2007

Exhibit Number	Exhibit Description (1)	Form (2)	Exhibit Number (2)		Filing Date (2)

10.23	Amendment No.1, dated as of June 4, 2012, to the Credit Agreement dated as of June 29, 2007 among VWR Funding, Inc., VWR Investors, Inc., each of the Foreign Subsidiary Borrowers from time to time party thereto, each of the Subsidiary Guarantors, each of the Lenders party thereto, and Bank of America, N.A., as Administrative Agent and Collateral Agent	8-K	10.1		6/5/2012

10.24	Incremental Amendment, dated as of January 31, 2013, to the Credit Agreement dated as of June 29, 2007, as amended as of June 4, 2012 (as further amended, supplemented or otherwise modified from time to time) among VWR Funding Inc., VWR Investors, Inc., each of the Foreign Subsidiary Borrowers from time to time party thereto, each of the Subsidiary Guarantors, each of the Lenders party thereto, and Bank of America, N.A., as Administrative Agent and Collateral Agent	8-K	10.1		2/1/2013

10.25	Amendment No. 2 dated as of January 29, 2014 to the Credit Agreement dated as of June 29, 2007, as amended as of June 4, 2012 and as of January 31, 2013 (as further amended, supplemented or otherwise modified from time to time), among VWR Funding Inc., VWR Investors, Inc., each of the Foreign Subsidiary Borrowers from time to time party thereto, each of the Subsidiary Guarantors, each of the Lenders party thereto, and Bank of America, N.A., as Administrative Agent and Collateral Agent	8-K	10.1		2/4/2014

10.26	Guarantee and Collateral Agreement, dated as of June 29, 2007, among VWR Investors, Inc., VWR Funding, Inc., the Subsidiaries from time to time parties thereto, and Bank of America, N.A., as Collateral Agent	10-K	4.2	(b)	3/2/2012

10.27	Amendment No. 1 dated as of June 4, 2012, to the Guarantee and Collateral Agreement, dated as of June 29, 2007, among VWR Funding, Inc., VWR Investors, Inc., each of the Subsidiary Guarantors from time to time a party to the Guarantee and Collateral Agreement, and Bank of America, N.A., as Collateral Agent	8-K	10.2		6/5/2012

10.28 +	VWR International Nonqualified Deferred Compensation Plan, effective May 1, 2007 (“DC Plan”)	10-Q	10.1		5/14/2007

10.29 +	Amendment to DC Plan	10-K	10.9	(b)	3/12/2008

10.30 +	VWR International Nonqualified Deferred Compensation Plan Trust Agreement, dated as of, May 1, 2007 (“Trust Agreement”), between VWR International, Inc. and Wells Fargo, N.A.	10-Q	10.2		5/14/2007

10.31 +	Amendment to Trust Agreement	10-K	10.10	(b)	3/12/2008

10.32 +	VWR International Amended and Restated Retirement Plan (“Retirement Plan”)	10-K	10.11		3/2/2012

10.33 +	Amendment No. 1 to Retirement Plan	10-K	10.12	(b)	3/3/2014

10.34 +	Amendment No. 2 to Retirement Plan	10-Q	10.2		5/14/2014

Exhibit Number	Exhibit Description (1)	Form (2)	Exhibit Number (2)		Filing Date (2)

10.35 +	Amendment No. 3 to Retirement Plan	10-Q	10.3		5/14/2014

10.36 +	Amendment No. 4 to Retirement Plan	10-Q	10.4		5/14/2014

10.37 +	Amendment No. 5 to Retirement Plan	10-Q	10.5		5/14/2014

10.38 +	VWR International, LLC Amended and Restated Supplemental Benefits Plan	10-K	10.12		3/30/2009

10.39 +	Board Compensation Policy	10-K	10.14		3/12/2008

10.40	Receivables Purchase Agreement, dated November 4, 2011, among VWR Receivables Funding, LLC, VWR International, LLC, the various conduit purchasers from time to time party thereto, the various related committed purchasers from time to time party thereto, the various purchaser agents from time to time party thereto, the various LC participants from time to time party thereto and PNC Bank, National Association, as Administrator and LC Bank	10-Q	10.2		11/9/2011

10.41	Amendment No. 1 to Receivables Purchase Agreement, dated December 10, 2012, among VWR Receivables Funding, LLC, VWR International, LLC, PNC Bank, National Association, as Administrator, Purchaser Agent for the Market Street Purchaser Group and Related Committed Purchaser and Market Street Funding LLC, as Conduit Purchaser	10-K	10.16	(b)	3/5/2013

10.42	Amendment No. 2 to Receivables Purchase Agreement, dated April 17, 2013, among VWR Receivables Funding, LLC, VWR International, LLC, PNC Bank, National Association, as Administrator, Purchase Agent for Market Street Purchaser Group, and Related Committed Purchaser and Market Street Funding, LLC, and Conduit Purchaser	10-Q	10.4		5/15/2013

10.43	Amendment No. 3 to Receivables Purchase Agreement, dated June 4, 2013, among VWR Receivables Funding, LLC, VWR International, LLC, PNC Bank, National Association, as Administrator, Purchase Agent for Market Street Purchaser Group, and Related Committed Purchaser and Market Street Funding, LLC, as Conduit Purchaser	10-Q	10.1		8/9/2013

10.44	Amendment No. 4 to Receivables Purchase Agreement, dated as of November 7, 2013, among VWR Receivables Funding, LLC, VWR International, LLC and PNC Bank, National Association, as Administrator, Related Committed Purchaser and Purchaser Agent for the Market Street Purchaser Group	10-Q	10.1		11/8/2013

10.45	Purchase and Sale Agreement, dated November 4, 2011, between the various entities listed on Schedule I thereto as Originators and VWR Receivables Funding, LLC	10-Q	10.3		11/9/2011

10.46*+	Form of VWR Corporation 2014 Incentive Compensation Plan

10.47*	Form of Indemnification Agreement (between VWR Corporation and its directors and officers)

10.48*	Form of Director Nomination Agreement by and between VWR Corporation and Varietal Distribution Holdings, LLC

Exhibit Number	Exhibit Description (1)	Form (2)	Exhibit Number (2)	Filing Date (2)

21.1**	List of subsidiaries of VWR Corporation

23.1	Consent of KPMG

23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3	Consent of Frost & Sullivan

24.1	Power of Attorney (see signature pages)

+	Indicates exhibits that constitute management contracts or compensatory plans or arrangements.

*	Indicates to be filed by amendment.

**	Indicates exhibits that were previously filed by the registrant.

(a)	Our Code of Ethics and Conduct can be found on our website (www.vwr.com) by clicking on Investor Relations and then Code of Ethics and Conduct.

(1)	VWR Investors, Inc. changed its name to VWR Corporation on June 19, 2014. As a result, all references to VWR Investors, Inc. in the agreements or documents listed above are to VWR Corporation, the issuer of the common stock in this offering.

(2)	Refers to prior filings of such document with the Securities and Exchange Commission by our wholly owned subsidiary, VWR Funding, Inc. (Commission File No. 333-124100).